FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 4, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1 99.2	Description Technical Report, Twangiza Gold Project, dated February 27, 2009 Appendices to Technical Report, Twangiza Gold Project, dated February 27, 2009

EXHIBIT 99.1

BANRO CORPORATION

Prepared for Banro Corporation By:

SENET

Modder House • No.1 High Street • Moddercrest Office Park

Modderfontein • Gauteng • South Africa

Telephone: +27 (0)11 608 2141 • Facsimile: +27 (0)11 608 2142

Website www.senet.co.za

Effective Date of Report: February 27, 2009

Contributing Engineers/Authors:
Martin Pittuck: SRK Consulting (UK) Limited
HG ("Wally") Waldeck: SRK Consulting (South Africa) (Pty) Ltd.
Dr. Caroline Henderson: SRK Consulting (South Africa) (Pty) Ltd.
Ciaran Molloy: AMEC Earth & Environmental
John Naismith: SENET
Phil Bundo: SENET
Dermot Claffey: Knight Piésold Ltd.
Amelia Briel: Knight Piésold Ltd.

Qualified Persons:
Martin Pittuck, C. Eng, M.Sc (Mineral Resources)., MIMMM
Neil Senior, SENET, Pr Eng, M.Sc Mech Eng, Fellow of SAIMM
HG Waldeck, Pr Eng, B.Sc(Eng), MBA, Fellow of SAIMM
Ciaran Molloy, B.Sc (Civil Eng), MIMMM
Jeremy Haile, Knight Piésold Ltd., P. Eng, M.Sc (Soil Mechanics)

TABLE OF CONTENTS

SUMMARY 1

4 INTRODUCTION 7

4.1 PURPOSE OF TECHNICAL REPORT 7
4.2 SOURCES OF INFORMATION AND DATA 7
4.3 SCOPE OF PERSONAL INSPECTIONS OF THE PROPERTY 8
4.4 CAUTIONARY NOTES 8

5 RELIANCE ON OTHER EXPERTS 10

6 PROPERTY DESCRIPTION AND LOCATION 10

6.1 MINERAL TENURE 11
6.2 BANRO'S INTEREST IN THE TWANGIZA PROPERTY 11
6.3 NATURAL AND EXISTING FEATURES 12
6.4 ROYALTIES AND OTHER PAYMENTS 12
6.5 ENVIRONMENTAL LIABILITIES 12
6.6 REQUIRED PERMITS AND APPROVALS 12

7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 18

7.1 TOPOGRAPHY, ELEVATION, VEGETATION AND SEISMIC ACTIVITY 18
7.2 MEANS OF ACCESS 18
7.3 PROXIMITY TO A POPULATION CENTRE AND NATURE OF TRANSPORT 19
7.4 CLIMATE AND LENGTH OF OPERATING SEASON 19
7.5 SURFACE RIGHTS AND AVAILABLE LOCAL INFRASTRUCTURE AND RESOURCES 20
7.5.1 SUFFICIENCY OF SURFACE RIGHTS 20
7.5.2 AVAILABILITY OF INFRASTRUCTURE AND RESOURCES 21
7.5.2.1 Power 21
7.5.2.2 Water 21
7.5.2.3 Mining Personnel 21
7.5.2.4 Potential Tailings Storage Areas 21
7.5.2.5 Potential Waste Disposal Areas 21
7.5.2.6 Heap Leach Pad Areas 21
7.5.2.7 Potential Processing Plant Sites 21

8 HISTORY 22

9 GEOLOGICAL SETTING 23

9.1 REGIONAL GEOLOGY 23
9.2 PROPERTY GEOLOGY 25

10 DEPOSIT TYPE 27

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11 MINERALIZATION 29

12 EXPLORATION 30

12.1 Historical Exploration 30
12.2 Further Exploration (October 2005 – December 2006) 32
12.2.1 Drilling 32
12.2.2 Soil Geochemical Programme 33
12.2.3 Trenching Programme 33
12.2.4 Prospect Scale Mapping 34
12.3 Recent Exploration (January 2007 – November 2008) 34
12.3.1 Geophysical Exploration 34
12.3.2 LiDAR Survey 34
12.3.3 Additional Regional Work 34

13 DRILLING 35

13.1 Drilling - (January 2007 – May 2008) 35
13.2 Drilling - (May 2008 – November 2008) 35
13.3 Mineralization and Results 36

14 SAMPLING METHOD AND APPROACH 36

14.1 Soil Geochemistry 36
14.2 Trench, Channel and Grab Samples 36
14.3 Drill Core Samples 36

15 SAMPLE PREPARATION, ANALYSES AND SECURITY 37

15.1 Introduction 37
15.2 Sample Preparation and Analysis. 37
15.2.1 Assaying 38
15.3 Quality Control Procedures 38
15.4 Assessment of Quality Control Data 39
15.4.1 Certified Reference Material 39
15.4.2 Inter-Laboratory Check Assays 40
15.4.3 Duplicate Coarse Split 42
15.4.4 Blank Samples 44
15.4.5 Analytical Laboratory Quality Control 45

16 DATA VERIFICATION 46

16.1 Database and Data Quality 46
16.2 Adit Check Sampling 46
16.3 Data Validation 47

17 ADJACENT PROPERTIES 47

18 MINERAL PROCESSING AND METALLURGICAL TESTING 47

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18.1 METALLURGICAL TESTWORK 47
18.1.1 BACKGROUND 47
18.1.2 REVIEW OF SCOPING STUDY METALLURGICAL TESTWORK 50
18.1.3 REVIEW OF PRE-FEASIBILITY STUDY METALLURGICAL TESTWORK 51
18.1.3.1 Mineralogy 52
18.1.3.2 Comminution Results of Composite Samples 52
18.1.3.3 Comminution Results of Variability Samples 52
18.1.3.4 Recovery Testwork 53
18.1.3.5 Cyanide Detoxification (Oxides only) 54
18.1.3.6 Transition & Fresh (Main & North) Optimisation Recovery Testwork 54
18.1.3.7 Settling and Viscosity 55
18.1.4 REVIEW OF FEASIBILITY STUDY METALLURGICAL TESTWORK 55
18.1.4.1 Gravity Recovery – Main and North Transition and Fresh Samples 55
18.1.4.2 Cyanide Destruction 56
18.1.4.3 Comminution Appraisal 57
18.1.4.4 Recovery Variability Testing 59
18.1.5 SAMPLE SELECTION 61
18.2 MINERAL PROCESSING 61
18.2.1 PROCESS PLANT SUMMARY 61
18.2.2 PROCESS PLANT DESCRIPTION 65
18.2.2.1 Crushing 65
18.2.2.2 Milling and Classification 66
18.2.2.3 Gravity 67
18.2.2.4 Trash Removal 67
18.2.2.5 Pre-leach & CIL 67
18.2.2.6 Cyanide Detoxification 68
18.2.2.7 Tailings Dam Storage and Return 68
18.2.2.8 Acid Wash 69
18.2.2.9 Elution 69
18.2.2.10 Electrowinning 69
18.2.2.11 Regeneration 70
18.2.2.12 Gold Room 70
18.2.2.13 Consumables 70
18.2.2.14 Air Services 73
18.2.2.15 Water Services 73

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 74

19.1 MINERAL RESOURCE ESTIMATE 74
19.1.1 APPROACH 74
19.1.2 DENSITY DETERMINATIONS 75
19.1.2.1 Data Collection and Analysis 75
19.1.2.2 SRK (UK) Analysis 77
19.1.3 DESCRIPTIVE STATISTICS OF ASSAY DATA 78
19.1.4 GEOLOGICAL INTERPRETATION AND LODE IDENTIFICATION 79
19.1.4.1 Geological Wireframes 79
19.1.4.2 Mineralisation Wireframe 83
19.1.5 GEOLOGICAL BLOCK MODEL 86
19.1.6 VALLEY FILL MODEL 88
19.1.7 TOPOGRAPHY, ARTISANAL EXCAVATION AND OXIDE/TRANSITION SUB-MODELS 88
19.1.8 STATISTICAL ANALYSIS OF THE MINERALISED DATA 89
19.1.8.1 Selection Of Composite Lengths For Statistics 89
19.1.8.2 Summary Statistics and Histograms 89
19.1.8.3 High grade Capping 92

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19.1.9 GEOSTATISICAL ANALYSIS 93
19.1.9.1 Semi-Variograms 93
19.1.9.2 Block Estimation 96
19.1.10 BLOCK MODEL DEFINITION AND GRADE ESTIMATION 97
19.1.10.1 Block Model Setup 97
19.1.10.2 Grade Estimation 98
19.1.10.3 Whittle Export 99
19.1.11 MINERAL RESOURCE CLASSIFICATION 99
19.1.11.1 Geological Complexity 101
19.1.11.2 Quality of Data used in the estimation 101
19.1.11.3 Results of the geostatistical analysis 101
19.1.12 CUT-OFF GRADE DERIVATION 103
19.2 MINERAL RESOURCE STATEMENT 104
19.2.1 COMPARISON TO PREVIOUS ESTIMATE 105
19.3 CONCLUSIONS AND RECOMMENDATIONS 106
19.3.1 CONCLUSIONS 106
19.3.2 RECOMMENDATIONS 106
19.3.2.1 Advanced Grade Control 108
19.4 MINERAL RESERVE ESTIMATE 110
19.4.1 INTRODUCTION 110
19.4.2 GEOTECHNICAL INVESTIGATION AND SLOPE STABILITY ANALYSIS 110
19.4.3 OPEN PIT OPTIMIZATION 111
19.4.3.1 Introduction 111
19.4.3.2 Resource Block Model 111
19.4.3.3 Geotechnical 111
19.4.3.4 Cost Inputs 112
19.4.3.5 Mining Costs 112
19.4.3.6 Processing and General Administration Cost 112
19.4.3.7 Mining Factors 113
19.4.3.8 Gold Price and Royalties 113
19.4.3.9 Cut-off Grade Calculations 113
19.4.3.10 Whittle Results 114
19.4.3.11 Selection of Optimised Pit Shell 115
19.4.4 PRACTICAL PIT DESIGN 116
19.4.5 MINE PRODUCTION SCHEDULE 122
19.4.6 TWANGIZA MINERAL RESERVES 124

20 OTHER RELEVANT DATA AND INFORMATION 126

21 INTERPRETATION AND CONCLUSIONS 129

22 RECOMMENDATIONS 131

23 REFERENCES 132

24 DATE AND SIGNATURE PAGE 133

25.1 MINING OPERATIONS 134
25.1.1 MINING EQUIPMENT REQUIREMENTS 135

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25.1.2 Mine Work Schedule 136
25.1.3 Open Pit Dewatering 139
25.1.4 Mine Infrastructure 139
25.1.5 Mining Manpower 141
25.2 Recoverability 143
25.3 Tailings Management Facility, Water Storage Dam and Waste Rock Dump Dams 143
25.3.1 Summary 143
25.3.2 General 144
25.3.3 Tailings Management Facility 144
25.3.4 Water Storage Dam (WSD) 146
25.3.5 Waste Rock Dams 147
25.3.6 Recommendations 147
25.4 Power 148
25.4.1 Power Requirements 148
25.4.2 Hydro Electric Power generation facility 149
25.4.3 Power Distribution 152
25.5 Infrastructure 152
25.5.1 Roads 152
25.5.2 Process Plant Buildings 152
25.5.3 Process Plant Warehousing and Workshop 152
25.5.4 Process Plant Ancillary Infrastructure 153
25.5.5 Accommodation 153
25.6 Logistics 153
25.7 Markets 154
25.8 Contracts 154
25.9 Environmental Considerations – Mine Site 154
25.9.1 Environmental and Social Impact Assessment: Status 154
25.9.2 Key risks to the project 156
25.9.2.1 Social 156
25.9.2.2 Biophysical aspects 156
25.10 Environmental Considerations – Hydro Electric Power Facility 157
25.11 Taxes 161
25.12 Capital and Operating Cost Estimates 162
25.12.1 Introduction 162
25.12.2 Scope of the Estimate 162
25.12.3 Responsibilities 162
25.12.4 Exclusions 162
25.12.5 Escalation 163
25.12.6 Exchange Rates 163
25.12.7 Capital Cost Estimate Summary 163
25.12.8 Mining Capital Cost Estimate 164
25.12.9 Process Plant and Infrastructure Capital Cost Estimate (Incl. Management Costs) 165
25.12.10 Tailings Management Facility, Water Storage Dam and Waste Rock Dump Dams Pre-deposition Capital Cost Estimates 168
25.12.10.1 Tailings Management Facility 169
25.12.10.2 Water Storage Dam 170
25.12.10.3 Waste Rock Dump Dams 170
25.12.11 Resettlement Capital Cost Estimate 170
25.12.12 Hydro-Electric Power Facility Capital Cost Estimate 171
25.12.13 Overall Operating Cost Estimate Summary 172
25.12.14 Mining Operating Cost Estimate 172
25.12.14.1 Introduction 172
25.12.14.2 Equipment annual hours estimation 172

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25.12.14.3 Operating cost estimation 173
25.12.14.4 Sustaining Costs to Mining Equipment 175
25.12.15 PROCESS PLANT OPERATING COST ESTIMATE 176
25.12.15.1 Summary 176
25.12.15.2 Basis of Estimate 176
25.12.15.3 Plant Operating and Maintenance Labour: 177
25.12.15.4 Process Plant Reagents and Consumables 180
25.12.15.5 Primary crusher Liners 180
25.12.15.6 Mill Liners 180
25.12.15.7 Grinding Media 180
25.12.15.8 Cyanide 181
25.12.15.9 Lime 181
25.12.15.10 Sodium metabisulphite 181
25.12.15.11 Copper Sulphate 181
25.12.15.12 Carbon 181
25.12.15.13 Caustic 181
25.12.15.14 Hydrochloric Acid 181
25.12.15.15 Smelting Reagents 182
25.12.15.16 Tailings Dam Embankment Raises 182
25.12.15.17 Power 183
25.12.15.18 Plant Maintenance Costs and Supplies 184
25.12.16 GENERAL AND ADMINISTRATION COSTS 184
25.12.16.1 General and Administration Labour Costs 185
25.12.16.2 Camp Food and Catering 186
25.12.16.3 Building Maintenance 187
25.12.16.4 Communication 187
25.12.16.5 Community Affairs 187
25.12.16.6 Couriers 187
25.12.16.7 Insurances 187
25.12.16.8 Information Technology 187
25.12.16.9 Head Office Costs 187
25.12.16.10 Consultants Fees 187
25.12.16.11 Legal and Accounting Tax Audit Fees 187
25.12.16.12 Supplies and Spare Parts 188
25.12.16.13 Travel and Accommodation 188
25.12.16.14 Environment 188
25.12.16.15 Training 188
25.12.16.16 Recruitment 188
25.12.16.17 Assay Costs 188
25.12.16.18 Mine Rehabilitation and Closure Costs 188
25.12.17 REFINING COSTS 189
25.12.18 COST OF POWER SUPPLY FROM HYDRO ELECTRIC POWER FACILITY 189
25.13 ECONOMIC MODEL AND FINANCIAL ANALYSIS 189
25.13.1 EVALUATION METHOD 189
25.13.2 FINANCIAL ANALYSIS RESULTS 190
25.13.3 PROJECT CASHFLOW 191
25.13.4 SENSITIVITY ANALYSIS 193
25.14 PAYBACK 195
25.15 MINE LIFE 195

26 CERTIFICATES OF QUALIFIED PERSONS 196

26.1 NEIL SENIOR 196
26.2 MARTIN PITTUCK 198

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Updated Resource Statement & Feasibility Study NI43-101 Technical Report	vii	TWANGIZA GOLD PROJECT February 27, 2009

LIST OF TABLES

TABLE 1: TWANGIZA MINERAL RESOURCE ESTIMATES @ 0.5 G/T AU CUT-OFF (EFFECTIVE DATE: JANUARY 9, 2009) 2
TABLE 2: SUMMARY OF TWANGIZA MINERAL RESERVE ESTIMATES (EFFECTIVE DATE: JANUARY 12, 2009) 3
TABLE 7-1: TOTAL MONTHLY RAINFALL (MM) FOR TWANGIZA (FOR THE PERIOD OCTOBER 2006 – OCTOBER 2008) [SOURCE: BANRO CONGO S.A.R.L., UNPUBLISHED DATA] 19
TABLE 7-2: ASSUMED 24 HOUR DESIGN STORM EVENT ESTIMATES 20
TABLE 15-1: STATISTICS OF RESULTS OF STANDARD CERTIFIED SAMPLE SUBMISSIONS 40
TABLE 15-2: INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS; 1ST QUARTER 2008 41
TABLE 15-3: INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS; 2ND QUARTER 2008 41
TABLE 15-4: INTER-LABORATORY COMPARISON – SGS VS. GENALYSIS; 3RD QUARTER 2008 41
TABLE 15-5: DESCRIPTIVE STATISTICS OF COURSE SPLIT SAMPLE PAIRS 42
TABLE 16-1: DATA EMPLOYED IN CURRENT ESTIMATES 46
TABLE 16-2: ADIT SAMPLING - STATISTICS OF COMPOSITES 47
TABLE 18.1: SUMMARY OF PROCESS DESIGN BASIS 50
TABLE 18-2: PREDICTED PLANT GRG RECOVERIES 56
TABLE 18-3: SUMMARY OF CYANIDE DESTRUCTION RESULTS – TRANSITION AND FRESH 57
TABLE 18-4: SUMMARY OF BOND WORK INDEX TESTS 57
TABLE 18-5: SUMMARY OF AMCT AND JKTECH DROP WEIGHT TESTS 57
TABLE 18-6: MAIN OXIDE VARIABILITY RESULTS 60
TABLE 18-7: NORTH OXIDE VARIABILITY RESULTS 60
TABLE 18-8: MAIN TRANSITION & FRESH VARIABILITY RESULTS 61
TABLE 18-9: NORTH TRANSITION & FRESH VARIABILITY RESULTS 61
TABLE 19-1: RELATIVE DENSITY DETERMINATION FOR ALL ROCK TYPES 77
TABLE 19-2: SUMMARY OF DENSITY DETERMINATIONS FOR ALL LITHOLOGIES 77
TABLE 19-3: SUMMARY OF SRK (UK) RELATIVE DENSITY VALUES FOR ALL MATERIAL TYPES 78
TABLE 19-4: SUMMARY OF RAW STATISTICS PER SAMPLING PHASE 79
TABLE 19-5: SUMMARY OF KRIGING ZONES USED IN THE LATEST BLOCK MODEL. 85
TABLE 19-6: DETAILS OF BLOCK MODEL DIMENSIONS FOR GEOLOGICAL MODEL 87
TABLE 19-7: SUMMARY OF FIELDS USED FOR FLAGGING DIFFERENT GEOLOGICAL PROPERTIES 87
TABLE 19-8: SUMMARY OF FINAL ROCK CODES USED IN THE 3D MODEL EXPORTED FOR FS PIT OPTIMISATION 88
TABLE 19-9: SUMMARY STATISTICS OF 2 M COMPOSITES 90
TABLE 19-10: APPLIED HIGH-GRADE CAPPING 92
TABLE 19-11: BACK-TRANSFORMED GAUSSIAN VARIOGRAM PARAMETERS 96
TABLE 19-12: SEARCH RADIUS FOR PASS 1 97
TABLE 19-13: DETAILS OF BLOCK MODEL DIMENSIONS FOR GRADE ESTIMATION 97
TABLE 19-14: SUMMARY OF KRIGING RUNS USED DURING THE TWANGIZA ESTIMATION 98
TABLE 19-15: TWANGIZA DEPOSIT MINERAL RESOURCE ESTIMATES @ 0.5 G/T AU CUT-OFF (EFFECTIVE DATE: JANUARY 9, 2009) 104
TABLE 19-16: TWANGIZA DEPOSIT MINERAL RESOURCE ESTIMATES BY MATERIAL TYPE @ 0.5 G/T AU CUT-OFF (EFFECTIVE DATE: JANUARY 9, 2009) 105
TABLE 19-17: MINERAL RESOURCE CLASSIFICATION 110
TABLE 19-18: WHITTLE PARAMETERS FOR THE OPEN PIT OPTIMIZATION 113
TABLE 19-19: CUT-OFF GRADE PER ORE TYPE 114
TABLE 19-20: WHITTLE OPTIMISATION RESULTS 114
TABLE 19-21: LOM PRODUCTION SCHEDULE FOR THE HEP OPTION 123
TABLE 19-22: SUMMARY OF TWANGIZA MINERAL RESERVES (EFFECTIVE DATE: JANUARY 12, 2009) 125
TABLE 25-1: MINING EQUIPMENT REQUIREMENTS 135
TABLE 25-2: SCHEDULED WORKING PERIODS 136
TABLE 25-3: MAJOR EQUIPMENT SHIFT OPERATING TIME 137
TABLE 25-4: PUMPING RATES REQUIRED FOR THE TWANGIZA OPEN PITS 139
TABLE 25-5: MAIN HAUL ROAD CONSTRUCTION PROGRAMME 141
TABLE 25-6: SUMMARY OF MINE OPERATING LABOUR 143
TABLE 25-7: POWER DRAW SUMMARY 149

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LIST OF FIGURES

FIGURE 6-1: AFRICA LOCALITY PLAN 14
FIGURE 6-2: LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO 15
FIGURE 6-3: EXPLOITATION PERMIT LOCATION 16
FIGURE 6-4: MAP OF THE TWANGIZA PROPERTY 17
FIGURE 9-1: REGIONAL SETTING OF THE KIBARA BELT 25
FIGURE 9-2: MAGNETIC IMAGE SHOWING LITHO-STRUCTURAL DOMAINS OF THE TWANGIZA CONCESSION 26
FIGURE 10-1: DEPOSIT GEOLOGY 29
FIGURE 11-1: DIAGRAM ILLUSTRATING THE HYDROTHERMAL ALTERATION ASSOCIATED WITH THE GOLD MINERALIZATION AT THE TWANGIZA MAIN DEPOSIT 30
FIGURE 15-1: SUMMARY OF RETURNED ASSAYS PER STANDARD DURING FS DRILLING 40
FIGURE 15-2: XY SCATTER CHARTS OF ORIGINAL VERSUS COARSE DUPLICATE SPLITS SUBMITTED TO SGS MWANZA (A) ALL SAMPLES (B) ORIGINAL ASSAYS BETWEEN 0.5 G/T AND 25.0 G/T 43
FIGURE 15-3: PLOT OF ABSOLUTE PERCENTAGE DIFFERENCE VERSUS PERCENTILE RANK OF DUPLICATE SUBMISSIONS TO SGS MWANZA 44
FIGURE 15-4: SUBMISSION OF BLANK MATERIAL (BARREN GRANITE) DURING SUBMISSIONS TO SGS MWANZA 45
FIGURE 16-1: COMPARISON OF ACME VANCOUVER VS MGL KAMITUGA LABORATORIES 46
FIGURE 18-1: TWANGIZA PROCESS PLANT BLOCK FLOW DIAGRAM 63
FIGURE 18-2: TWANGIZA OVERALL FLOW DIAGRAM 64
FIGURE 19-1: CROSS SECTION (ALONG SECTION LINES) SHOWING DIGITISED INTERPRETATION OF OXIDE CONTACTS AND LITHOLOGY. 81
FIGURE 19-2: SCREEN SHOT SHOWING 3D PLAN OF THE PORPHYRY WIREFRAME SHOWING BOREHOLES AND POTENTIAL PIT SURFACE. 82
FIGURE 19-3: SCREEN SHOT SHOWING 3D CROSS SECTION OF THE PORPHYRY WIREFRAME SHOWING BOREHOLES AND FEASIBILITY DESIGN PIT SURFACE. 83
FIGURE 19-4: SCREEN SHOT DISPLAYING 3D LEAPFROG INTERPRETATION OF THE TWANGIZA OREBODY 84
FIGURE 19-5: TYPICAL PLAN OF THE MINERALISED WIREFRAMES SHOWING BOREHOLES, GEOLOGY AND FAULT INTERSECTIONS. 86
FIGURE 19-6: HISTOGRAM OF SAMPLE LENGTHS IN TWANGIZA DATABASE 89
FIGURE 19-7: COMPARATIVE HISTOGRAMS PER OXIDATION DOMAIN 91
FIGURE 19-8: EXAMPLE PLOT OF CUMULATIVE MEAN AND COV FOR DIAMOND DRILL COMPOSITES IN THE TRANSITION DOMAIN SHOWING THE SIGNIFICANT INCREASE IN COV BEYOND 20G/T ASSAY VALUE. 93
FIGURE 19-9: SUMMARY OF GAUSSIAN TRANSFORMED VARIOGRAMS FOR LOWER OXIDE ZONE 94
FIGURE 19-10: TYPICAL SECTION THROUGH THE TWANGIZA MAIN DEPOSIT DISPLAYING CLASSIFICATION 103
FIGURE 19-11: WHITTLE OPTIMISATION RESULTS 115
FIGURE 19-12: OPTIMISED PIT SHELL SELECTED FOR PRACTICAL PIT DESIGN 116
FIGURE 19-13: VIEW OF THE TWANGIZA MAIN INTERMEDIATE PIT 118
FIGURE 19-14: VIEW OF THE TWANGIZA NORTH PIT 119
FIGURE 19-15: VIEW OF THE TWANGIZA NORTH MAIN PIT 120
FIGURE 19-16: VIEW OF THE TWANGIZA MAIN FINAL PIT 121
FIGURE 19-17: VIEW OF THE TWANGIZA FINAL OPEN PITS 122
FIGURE 19-18: LOM PRODUCTION SCHEDULE FOR THE HEP OPTION 124
FIGURE 25-1: TWANGIZA PROJECT SITE GENERAL ARRANGEMENT 144
FIGURE 25-2: TYPICAL SECTION THROUGH TMF MAIN EMBANKMENT 145
FIGURE 25-3: TMF UPSTREAM CATCHMENT DIVERSION TUNNEL 145
FIGURE 25-4: TMF & WSD WATER BALANCE SCHEMATIC 146
FIGURE 25-5: WSD TYPICAL CROSS SECTION 146
FIGURE 25-6: WRD TYPICAL CROSS SECTION 147
FIGURE 25-7: HYDROPOWER SITE AND POWERLINE ALTERNATIVES TO TWANGIZA MINE 159
FIGURE 25-8: CHART SHOWING THE OPERATING COST BREAKDOWN BY PERCENTAGE 175
FIGURE 25-9: NPV SENSITIVITIES 194
FIGURE 25-10: IRR SENSITIVITIES 194

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LIST OF APPENDICES

I	Alluvial Gold Potential of the Mwana River: Preliminary Evaluation

II	Significant Diamond Drill Hole Intersections TDD218 – TDD290

III	Quality Control (Precision Charts)

IV	Histograms, Log Histogram and Cumulative Mean / Cumulative CoV Plots

V	Geostatistics a) Semi-Variogram Model Plots b) Quantitative Kriging Neighbourhood Analysis

VI	Cross Section and Level Plans

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LIST OF ACRONYMS / GLOSSARY OF TERMS

“Hg Ø 3-D/3D	inches of mercury Diameter 3 Dimensional

AAS	atomic adsorption spectrography
ADT AG ANFO	Articulated Dump Truck autogenous grinding ammonium nitrate and fuel oil
AMRI	African Mineral Resources Inc.
APD	absolute percentage difference
ARD	acid rock drainage
Au BBWi BRWi	Gold Bond Ball Mill Work indices Bond Rod Mill Work Indices

CAPEX	capital expenditure
Charter	Charter Consolidated Limited
CIL	carbon-in-leach
Cil or C.I.L.	carbon-in-leach leaching
CIM	Canadian Institute of Mining
CIP	Carbon-in-pulp
CMS	Carbonaceous Mudstone
COG CoV cumecs	Cut-off Grade Coefficient of Variation Cubic metres per second

DEM Detox DGPS DO	Digital Elevation Model Detoxification Differential Global Positioning System dissolved oxygen
Doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
DRC	Democratic Republic of Congo
DTM	Digital Terrain Model
EGL EGRG	Effective Grinding Length Extended Gravity Recoverable Gold
EIA EIS	Environmental Impact Analysis Environmental Impact Statement
EMPP EPCM	Environmental Management Plan of Project engineering, procurement, project and construction management
ESIA ESMP EW	Environmental and Social Impact Assessment Environmental and Social Impact Mitigation and Management Plan Electrowinning
EW	East West

FP	Feldspar Porphyry
FS	Feasibility Study

Updated Resource Statement & Feasibility Study NI43-101 Technical Report	xii	TWANGIZA GOLD PROJECT February 27, 2009

g	gravity constant
g	gram
G&A g/mL	General & Administration grams per millilitre
GA	general arrangement (drawing)
GPS	global positioning system
GRG	gravity-recoverable gold
GWh	Gigawatt-hour

h	Hour
ha	Hectare
HDPE	high density polyethylene
HF hrs	High Frequency Hours
HEP	Hydro Electric Power
IFR	instream flow requirements
ILR IRR InSAR	Inline Leach Reactor Internal Rate of Return Interfereometric Synthetic Aperture Radar
ISO	International Standards Organization

J	Joule

kg	Kilogram
km	Kilometre
kPa	Kilopascal
kV kVA	kilovolt kilovolt-amperes
kW	Kilowatt
kWh	kilowatt-hour

L	Litre
LHD	load-haul-dump unit
LIDAR LOM	Light Detection and Ranging Life of Mine

m	metre
M	millions
m2	square metre
m3	cubic metre
m3/h	cubic metres/hour
Ma max	Million years maximum
MCC	Motor Control Centre
MCE mD MDDZ	Maximum Credible Earthquake Meters Diameter Mines D'Or du Zaire
MGL	Compagnie Minière Zaïroises Des Grand Lacs
min	minimum
min	minutes
mL	meters length
MMD	mean monthly discharge
MPa MRD	Mega Pascal mean relative differences

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Mt	millions of tonnes
Mtpa	millions of tonnes per annum
mW	meters width
MW	megawatt
MWh	megawatt-hour

No.	number
NGO	Non-governmental organisation
NPV	net present value
NW	North West

OBE OPEX	Operating Basis Earthquake operating expense
oz	ounce (Troy)

P&ID	piping and instrumentation diagram
Pa	Pascal
PE	Exploration permit (Certificat/Permis D’Exploration)
PFS	Pre-Feasibility Study
pH	hydrogen ion exponent
PMF	Probable Maximum Flood
PMP ppb ppm	Probable Maximum Precipitation parts per billion parts per million
PSD	particle-size distribution
PVC	polyvinyl chloride
P100	Product Passing (100%)

QA	Quality assurance
QC	Quality control
QKNA	Quantitative Kriging Neighbourhood Analysis

RAP RL ROM RTK	Resettlement Action Plan the height of a point above the Datum Surface. run of mine (ore) Real Time Kinematic

s	Second
SAG	semi-autogenous grinding
SAKIMA	Société Aurifère du Kivu et du Maniema, SARL
SARL sg or SG SOMINKI SRTM	Limited Liability Company (French - DRC) specific gravity (density) La Société Minière et Industrielle du Kivu SARL Shuttle Radar Topography Mission

t	tonne (metric)
t/h	tonnes per hour
t/yr	tonnes per year
TMF	Tailings Management Facility
tpa	tonnes per annum
tpd tph	tonnes per day tonnes per hour
UCS	Unconfined Compressive Strength

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US¢	United States cents
US$	United States Dollars

V	volt

WAD WRD	Weak Acid Dissociable Waste Rock Dump Dam
WSD	Water Storage Dam

yr	year

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SUMMARY

Introduction

The Feasibility Study of the Twangiza project was completed in January 2009 and the results are summarized in this report. Pit optimisation studies were undertaken on the measured and indicated Mineral Resources (no inferred Mineral Resources were included in the open pit outlines), from which mining schedules were estimated. Results from the metallurgical testwork of the various ore types at Twangiza were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were refined for the project, together with the hydroelectric power option. An economic model and financial analysis was also undertaken.

Due to the non-availability of an appropriate drill rig towards the end of 2008, some hydrogeological and surface geotechnical drill holes have not been drilled and therefore a conclusive geotechnical investigation and hydrogeological investigation to a “Bankable Feasibility Study” level could not be completed within the planned timeframe.

Property Description

The Twangiza project is located in the South Kivu Province of the Democratic Republic of Congo (DRC), 41 kilometres to the south-southwest of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totalling 1,156 square kilometres which are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL.

Exploration and Geology

The current exploration commenced in October 2005, and by November 2008, a total of 319 diamond drill holes had been completed. The programme included the extensive geological mapping along the 3.5 kilometre long resource delineation, of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) which have been intruded by a series of feldspar porphyry sills along the hinge of a major anticlinal structure. SRK Consulting (UK) Ltd. (“SRK (UK)”) has prepared an updated independent estimate of the Mineral Resources at Twangiza, which estimate is set out in Table 1 below.

Mineral Resources

SRK (UK) completed a site visit during April 2008 and has completed a Mineral Resource estimate based on drilling data available as at November 19, 2008.

The effective date of the estimate is January 9, 2009 and is based on a cut-off grade of 0.5 g/t gold. The Mineral Resource is considered to have reasonable prospects for economic extraction by open pit mining and has been restricted to an optimum pit shell which uses a US$1,000 /oz gold price.

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Table 1:	Twangiza Mineral Resource Estimates @ 0.5 g/t Au cut-off (effective date: January 9, 2009)
Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.2	2.40	1.32
Indicated	90.3	1.50	4.28
Measured & Indicated	107.5	1.60	5.60
Inferred	8.2	1.70	0.40

The Mineral Resources are found within three deposits: Twangiza Main, which contains 85% of the total Mineral Resources; Twangiza North, which contains 13% of the total Mineral Resources; and the transported Twangiza "Valley Fill" deposit, which contains 2% of the total Mineral Resources. The Valley Fill Mineral Resources are based on an internal Banro estimate. SRK (UK) currently considers the Valley Fill resources to be classified as inferred mineral resources and, therefore more drilling / sampling will be required before they can be included in the mine plan.

The infill drilling program that was completed since the previous resource estimates of June 23, 2008, targeted Inferred Resources within the Pre-Feasibility limiting pit shell and confirmed the geometry of the mineralized bodies. This infill drilling and the inclusion of the 20 holes, which were drilled by CME Consulting Ltd. in 1997-1998 (excluded from the previous estimates), has also increased confidence in the estimates at depth. SRK (UK)’s updated model for this Feasibility Study is slightly wider than the Pre-Feasibility Study model, incorporating additional low grade material and therefore producing a slightly lower grade than the previous model. SRK (UK) has completed a full review of the estimation parameters used and updated them as appropriate based on the new drilling information. It is SRK (UK)’s view that the changes in the parameters have limited influence on the estimation of block grades due to more samples being used than in the previous model.

The latest Mineral Resource represents an increase of 49.7 % in the Measured and Indicated resource as the limiting economic pitshell pushes significantly deeper in the fresh rock. The increased Mineral Resource at Twangiza Main is mostly in the Indicated fresh rock material. Reconciliation work between the Pre-Feasibility model and the current estimates shows that the significant increase in the resources is due to the infill drilling program intercepting certain additional high grade intersections at depth, which has resulted in material being transferred from the Inferred and unclassified categories into the Indicated Mineral Resource category.

Given the importance associated with the lithological model, SRK (UK) has updated and in some places reinterpreted the lithological model for the deposit.

The following Mineral Reserves were estimated by SRK Consulting (South Africa) (Pty) Ltd. (“SRK (SA)”) to be contained in the practical pit design, and are based on the Mineral Resources shown in Table 1 above:

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Table 2:	Summary of Twangiza Mineral Reserve Estimates (effective date: January 12, 2009)
Reserve Category	Deposit	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Proven	Twangiza Main and North	14.46	2.45	1.14
Probable	Twangiza Main and North	46.42	1.69	2.53
Total Proven and Probable Reserve	Twangiza Project	60.88	1.87	3.67

Mining

The mining study for the Twangiza Feasibility Study has shown that 5.0million tonnes of oxide ore can be mined as plant feed during the initial three years of the project. Thereafter the Transitional and Fresh ore types can be processed at a rate of 3.75Mt per year for a Life-of-Mine (LOM) of approximately 15 years. The total ore tonnage amounts to 60.9Mt at an average grade of 1.87g/t. A total of 143Mt of waste and reject material has to be removed at an average stripping ratio of 2.3 over the LOM.

The two deposits at Twangiza are planned to be mined simultaneously to provide throughput of 5 million tonnes of oxide ore to the processing plant in the initial years. The transitional and fresh ore types are planned to be stock piled during this period and processed once the oxide ore production begins decreasing.

Metallurgical Testing & Process Plant

Metallurgical test work, including recovery and comminution studies on composite drill core samples, has been undertaken on the oxide, transitional (non-refractory) and fresh rock (non-refractory sulphide) ore categories. The results indicate that the oxide sediments and porphyry, transitional and fresh rock feldspar porphyry host rock are all non-refractory, while some of the transitional and fresh rock sedimentary ores are of a refractory nature or contain some refractory material.

Based on the comminution testwork, leach optimization and variability testwork performed, SENET designed a comminution circuit consisting of a single stage crushing followed by a SAG and ball mill, operating in a closed circuit with hydrocyclones. A conventional Gravity-CIL (carbon in leach) processing facility was allowed for with an annual throughput of 5.0 million tonnes of oxides or 3.75 million tonnes of transitional and fresh ore, or combinations thereof. The gravity circuit will recover 20-25% of the feed to the plant as free gold. The Feasibility Study is based on an optimized single stream CIL plant as compared to the Pre-Feasibility Study which was based on a 3 stream CIL plant. Metallurgical testwork has begun on alternative processing routes, such as Leachox, to pursue the extraction of gold from the refractory ores in the transitional and fresh sedimentary ore types as described above.

Waste, Tailings and Water Management

The Tailings Management Facility (TMF) is planned to be located in the headwaters of a river valley within close proximity of the open pits and will ultimately comprise a structural fill embankment suitable for safely confining the Life of Mine (LOM) process waste. A robust cross valley embankment section has been selected which will be sequentially constructed downstream, by the placement of approved mine waste rockfill.

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The design of a water supply dam suggests that a robust process water supply can be achieved through the joint operation of a fresh water dam facility, designed to intercept surface runoff (rainfall) for gravity discharge to the process plant, together with supernatant water reclaimed from the tailings management facility pond.

Infrastructure and Logistics

Studies to investigate the potential of a stand-alone hydroelectric power generation for the Twangiza project have been undertaken. These investigations have indicated that the development of a hydroelectric facility to supply power to the Twangiza project is both feasible and viable. The study is based on a 30 MW, run-of-river hydroelectric scheme on the Ulindi River (Ulindi II site, 40 km from Twangiza site), utilizing a 600 meter natural drop in the river over a distance of approximately 8 kilometres.

All sites have been selected to optimum technical and economical considerations. The final site selection could however be influenced by the outcomes of the geotechnical and hydrogeological investigations. The tailings dam site selection is still under review in an endeavour to further reduce project capital costs.

A detailed analysis of access routes to the Twangiza project, for plant and equipment as well as ongoing production materials and consumables has been undertaken and the proposed route is via Mombasa (Kenya)-Nairobi-Kampala (Uganda) – Kigali (Rwanda) – Bukavu (DRC) and then en-route to Site via the N2 road in South Kivu Province – by road.

Environmental Assessment

The present phase of the environmental assessment work comprises detailed characterization of the environmental baseline, quantification of impacts and development of management plans. Field surveys or seasonal measurement of relevant parameters in the fields of hydrology, soils, air quality, noise, aquatic ecology and terrestrial flora and fauna were undertaken by appropriate specialists. The air quality and noise impacts of the project have also been modeled. Socio-economic studies included developing a social baseline and impact assessment, and health and safety study, as a basis for developing management plans. Through a process of census survey and public consultation, the refinement of social impact management plans has been completed.

Project Execution

Construction of the process plant and associated infrastructure for the Twangiza project is expected to take between 24 to 30 months. Development of the Ulindi II Project, which will be done in parallel to the mine development, has an expected timeline of approximately 28 months.

Financial Analysis

A cash flow valuation model for the Twangiza project based on the geological and engineering work completed to date and incorporating the hydroelectric power source has been produced. The base case was developed using a long-term gold price of US$850 per ounce. The financial model also reflects the favourable fiscal aspects of the Mining Convention governing the Twangiza project, which includes 100% equity interest and a 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs. The Hydroelectric project costs have been run through the financial model

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at 50% of the overall capital costs, assuming a 50% third party investment, being repaid at a kWh rate over the first 10 years of the project life. Further savings could be achieved through the potential of recouping some of the capital investment through carbon credits.

The highlights of the Study include:

•	Average annual production of 319,962 ounces of gold per annum for the first 3 years of operation;
•	Average annual production of 261,965 ounces of gold per annum for the first 5 years of operation;
•	Average annual production of 200,537 ounces of gold per annum for the first 10 years of operation;
•	Total gold production of 2,615,807 ounces over 15 years life of mine, based on current resources;
•	Average total operating cash costs of US$274 per ounce for the initial 3 years of mine life;
•	Average total operating cash costs of US$358 per ounce for the initial 5 years of mine life;
•	Average total operating cash costs of US$452 per ounce for the initial 10 years of mine life;
•	Average total operating cash costs US$429 per ounce for the Life of Mine;
•	Project post tax net present value ("NPV") of US$342 million based on a gold price of US$850 per ounce and a discount rate of 5%;
•	Twangiza project capital expenditure of US$409.6 million (which includes a contingency of US$38.9 million);
•

A separate stand alone 30MW Hydro Electric scheme to supply power to the Twangiza project will cost US$133.8 million and will be funded separately from the Twangiza project, involving 3rd party funding. This investment will be clawed back over the first 10 years of mine life at an agreed kWh rate;

•	Hydro Electric Project capital expenditure of US$66.9 million (based on a 50% share in the total project of US$133.8 million which includes a contingency of US$20.1 million);
•	Total Project capital expenditure of US$476.5 million;
•	Total Project capital expenditure payback of 2.53 years from start of production, based on a US$850 per ounce gold price, yielding an IRR of 20.5%;
•	Total Project net cash flows after tax and after capital spending of US$593 million.

Conclusions and Recommendations

SENET recommends that a conclusive Geotechnical and Hydrogeological investigation be undertaken as soon as practically possible, in order to confirm the assumptions made in the Feasibility Study. The implications of which could adversely or favourably have an impact on the civil design criteria of the process plant and related infrastructure; the tailings disposal

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facility site selection and containment design; the tunnel for the hydroelectric facility and any potential environmental impact.

SENET and SRK (SA) recommend that additional drill holes for further metallurgical testwork and definition of the sedimentary rock, to clearly define the refractory portion thereof, be completed going forward.

SENET also recommends that, based on the impact of the global economic crisis and the lower commodity input prices for mining projects (shifts in supply and demand), further review of the project costs may result in economic savings.

SRK (UK) recommends that further work be completed on the interpretation at the north east of the main deposit to further define the presence of a syncline structure, which is open at depth. SRK (UK) has placed an increase emphasis on the creation of a robust geological model during the current Mineral Resource estimate. The introduction of a hard / soft contact within the transitional oxide material and review of the density data has resulted in a slightly lower densities being used in the weathered material.

SRK (UK) would also recommend work on a number of flanking structures which remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions. SRK has also recommended that during the next phase of the project Banro should complete a test grade control block as part of an advanced grade control system. The programme would improve the confidence in the geostatistical parameters used in the current model, all testwork to be completed on short term recoverable resource models and increase the measured portion of the Mineral Resource.

AMEC proposes that, in order to progress the design for the TMF and Water Storage Dam (WSD) to a bankable feasibility level, a programme of further field investigations, geochemical characterization, hydrogeological investigation, and laboratory studies be undertaken. These studies are a required part of the engineering design process.

It is further recommended that the ESIA and ESMP be completed.

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1     INTRODUCTION

This report has been prepared at the request of Banro Corporation which, through a DRC subsidiary (Twangiza Mining SARL), is the sole owner of the six exploitation permits which define the Twangiza property.

1.1	Purpose of Technical Report

The purpose of this report is to disclose the results of the updated Twangiza Mineral Resource estimate and Feasibility Study of Twangiza announced by Banro Corporation via Press Releases dated January 14, 2009 and January 26, 2009 respectively.

The January 14, 2009 Press Release of the updated independent Mineral Resource estimate is entitled “Banro increases measured and indicated mineral resources at Twangiza by 49.7% to 5.6 million ounces of gold.”

The January 26, 2009 Press Release of the results of the Feasibility Study is entitled “Banro’s Feasibility Study of its Twangiza Gold Project indicates gold production of 320,000 ounces per year at average operating cash costs of US$274 per oz over first three years of production”

1.2	Sources of Information and Data

This report is based on information and data gathered by a number of independent organizations and consultants namely:

SRK Consulting (United Kingdom) - Mineral Resource

SRK Consulting (South Africa) - Mining, Mineral Reserves, Environmental and Social

SGS Lakefield (South Africa) – Metallurgical testwork

Mintek (South Africa) – Metallurgical testwork

Knight Piésold (Canada) – Hydro Power

Knight Piésold (South Africa) – Hydro Power Environmental and Social

AMEC Earth & Environmental (United Kingdom) – Tailings and Water facilities

SENET (South Africa) – Process Plant, Infrastructure, Economic Valuation

Banro Corporation

The updated Mineral Resource estimate was prepared under the supervision of Martin Pittuck, Principal Resource Geologist of SRK Consulting (UK) Ltd. (“SRK (UK)”) and a “Qualified Person,” as such term is defined in National Instrument 43-101.

The Feasibility Study was prepared under the supervision of Neil Senior, Joint Managing Director of SENET and a “Qualified Person,” as such term is defined in National Instrument 43-101.

A list of other “Qualified Persons” who are responsible for relevant items within the Feasibility Study includes:

Martin Pittuck,	SRK (UK) (Mineral Resource)
H.G. (“Wally”) Waldeck,	SRK (SA) (Mining and Mineral Reserves)
Jeremy Haile,	Knight Piésold (Hydroelectric Power)

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Ciaran Molloy,	AMEC (Tailings and Water Dams)
1.3	Scope of Personal Inspections of the Property

Mr. Senior is reviewer of this report based on visits to the project site by SENET personnel during 2007 and 2008 to review the infrastructure and access to the site, together with local and regional facilities. Mr. Anthony Evans, Mr. John Naismith and Mr. Sven Bambus all in the employment of SENET have been to Twangiza.

Mr. Pittuck and Mr. Ben Parsons, Senior Resource Geologist of SRK (UK) visited the Twangiza site on 16th April 2008. This was an update visit in which they inspected drill core and geological interpretations and discussed the quality of data collection. During the Pre-feasibility phase of the study Mr. Pittuck visited Twangiza to inspect drilling and sampling, review sample storage and preparation and to inspect core, outcrop and geological interpretations.

Mr. Waldeck visited Twangiza in December 2007 to review site conditions for the purposes of doing the mine planning with specific focus on access to site, topography and potential waste dump site locations.

Mr. Haile visited the sites of some of the potential hydroelectric supply options for the Twangiza property in February 2007.  Mr. Dermot Claffey, also of Knight Piésold, visited site in the period 13-18 August 2008 to assess general site conditions, download streamflow data and inspect potential powerhouse sites.

Mr. Molloy visited the Twangiza project site and regional office in October 2007, to review on the ground and discuss potential tailings management facility (TMF) locations (7 off), the environs of three alternative plant sites and to collate base design and topographical data.

Contributing author, Dr C M Henderson, Environmental and Social Impact Assessment study coordinator/leader, visited site 21 Jul – 02 Aug 2007, for reconnaissance, site familiarization for social and water specialists, to initiate PFS baseline studies. Dr Henderson visited site again, 6 Nov – 14 Nov 2007, for stakeholder engagement meetings with Hilde van Vlaenderen, Social Studies Specialist.

Contributing author, Mrs. Amelia Briel, coordinator for the Environmental Impact Assessment study to the Hydro Electric Power Facility, has not personally inspected the site. Input to the study thus far includes input from Mr. Zama Dlamini and Mr. Angus Rowland, both of whom have inspected the sites and were employees of Knight Piésold at the time of their visits. In addition Knight Piésold have employed a number of consulting specialists, including Dr Rob Palmer an Aquatic Ecologist from Nepid Consultants, who have inspected the site. The objective of the site visits was to investigate and identify any fatal flaws or potentially negative impacts of the proposed project and make recommendations as to the way forward. Due to the fact that there are no existing roads to the projects areas, it should be noted that all reconnaissance was conducted from helicopters supplied by Banro. It was only possible to land in the vicinity of the proposed intake and hydropower station sites at Ulindi 2. This has resulted in only limited areas of the site being investigated. This was compounded by the fact that the Ulindi 2 site lies within an area with very steep topography.

1.4	Cautionary Notes

The findings contained in this study reflect an ongoing analysis and therefore there is no certainty that all the conclusions reached in this study will be realised.

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This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments in respect of which it is believed, expected or anticipated will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production and exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect current expectations or beliefs based on information currently available. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of Banro to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on Banro.

Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing needed in the future; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza feasibility study; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting Banro's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, is disclaimed. Although it is believed that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While it is believed that the resource and reserve estimates included in this report are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on Banro.

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Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Banro's Form 40-F Registration Statement, File No. 001-32399, which may be secured from Banro, or from the SEC's website at http://www.sec.gov/edgar.shtml.

2	RELIANCE ON OTHER EXPERTS

Not applicable.

3	PROPERTY DESCRIPTION AND LOCATION

The Twangiza Property is made up of six exploitation permits covering an area of 1156 square kilometres.

The property is located in the South Kivu Province of the Democratic Republic of Congo, centered at approximately 2°52’ South and 28°45’ East, roughly 35 kilometres west of the Burundi Border and 41 kilometres south-south-west of Bukavu. (Figures 6-1, 6-2, 6-3, 6-4)

The property boundaries are located by co-ordinates provided on the relevant annexure provided with each Exploitation Permit (PE). Banro have had no need to physically beacon the boundaries as the mineralized zone and areas affected by the proposed mining activities are located well within the boundaries defined by PE42.

SENET has not independently verified the status of Banro’s mineral rights to the Twangiza Property, information provided within this section has been sourced directly from Banro.

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3.1	Mineral Tenure

The six exploitation permits, or Certificat/Permis d’Exploitation (PE), which define the Twangiza Property and provide Banro with the mining rights thereof are numbered:

PE40 – Concession No 92

PE41 – Concession No 91

PE42 – Concession No 90

PE43 – Concession No 89

PE44 – Concession No 88

PE68 – Concession No 66

3.2	Banro’s Interest in the Twangiza Property

Banro Corporation holds a 100% interest in the Twangiza Property. A brief history of how Banro acquired these rights is provided below.

La Société Minière et Industrielle du Kivu SARL (“SOMINKI”), a privately owned company, was formed in 1976 as a result of the amalgamation of nine companies including Compagnie Minière Zaïroises Des Grand Lacs (“MGL”), and held 10 mining permits covering an area of 238 square kilometres and 47 mining concessions covering 10,034 square kilometres.

In January 1996, Banro Resource Corporation’s (now Banro Corporation, "Banro") wholly owned subsidiary, African Mineral Resources Inc. (“AMRI”), in conjunction with its joint venture partner Mines D'Or du Zaire (“MDDZ”), completed the purchase of the outstanding privately held shares of SOMINKI. The joint venture partners controlled 72% (AMRI - 36%, MDDZ - 36%) of SOMINKI, with the remaining 28% held by the Government of Zaire (DRC). Banro subsequently acquired MDDZ’s 36% interest in SOMINKI in December 1996.

In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Société Aurifère du Kivu et du Maniema, SARL (“SAKIMA”) was incorporated to acquire the assets of SOMINKI as stipulated in the new mining convention. In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the concessions.

The new mining convention provided for Banro to control 93% of SAKIMA with the remaining 7% held by the Government of the DRC as a net carried interest.

In July 1998, President Laurent D. Kabila issued presidential decrees which, amongst other things, effectively expropriated SAKIMA’s gold assets (Banro, 1998a). As a result of these actions, Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of the Banro’s gold assets (Banro, 1998b).

In April 2002, the Government of the DRC formally signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Twangiza Property under a revived mining convention which expires in March 2027 (subject to extension under the new DRC Mining Code).

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The exploitation permits held by Banro, entitle Banro exclusive right to carry out exploration, development, construction and exploitation works within the perimeter over which they have been granted.

3.3	Natural and Existing Features

Details of the known mineralized zones, mineral resources and mineral reserves are included within Item 19 of this report.

During the colonial era there was small scale hard-rock mining for tin, alluvial gold and tungsten diggings. However, these sites (all outside Banro’s “mining area”) have now become over-run by artisanal mining activity and there is little evidence of the earlier activity.

With the exception of informal artisanal activity there are currently and historically have been no formal mine workings, tailings ponds or waste dumps located on the Twangiza Property.

3.4	Royalties and Other Payments

The Twangiza Property is not subject to any royalties, back-in rights, payments or other agreements or encumbrances.

3.5	Environmental Liabilities

Banro will be liable to the DRC government for any damage to the environment resulting from a breach of the requirements of the DRC Mining Code, approved environmental impact statement (EIS) or associated environmental management plan of the project (EMPP).

More information regarding the status of the EIS and EMPP is included in Item 25.9 of this report.

On basis of limited monitoring data and observations in the field, the following potential liabilities accruing from past mining (artisanal mining) and prospecting activities on site may occur:

•	Landslides due to destabilization of slopes;
•

Twangiza river: denuded deposits of tailings along 3-4 km stretch of riverbed, may be entrained by floodwaters, leading to high suspended sediment loads in downstream river reaches and resulting in negative impacts on aquatic biota and human consumption;

•

Mercury adsorbed in sediments may be mobilized and transported in river water should acid rock drainage occur (Mercury has not been detected in the water, but its extensive use by artisanal miners in the area, albeit in small quantities, has been reported, so we believe it may be adsorbed in the sediments. However, this proposition has not been tested and proven. Acid rock drainage potential is indicated in preliminary tests, but has not been confirmed)

3.6	Required Permits and Approvals

The permits and approvals which must be acquired to conduct the work proposed for the Twangiza Property are specified in the DRC Mining Code and include:

•	Approval of the environmental and social impact assessment and associated environmental and social impact mitigation and management plan, in accordance with the requirements of the DRC Mining Code.

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•

Authorization for construction and the planning of infrastructure, including the Hydro-Electric Power Facility and access roads, by the competent administrative authority who has territorial jurisdiction, in accordance with the requirements of the DRC Mining Code.

•	Authorization of the Governor of the relevant Province prior to commencing construction and development activities, in accordance with the requirements of the DRC Mining Code.
•	A license for import and export activities.

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Figure 6-1:	Africa Locality Plan

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
EQUATOR
TROPIC OF CAPRICORN
ATLANTIC OCEAN
INDIAN OCEAN
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
Lake Nasser
MAURITANIA
MALI
NIGER
CHAD
Lake Chad
SUDAN
ERITREA
DJIBOUTI
ETHIOPIA
SOMALIA
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
BURKINA FASO
GHANA
TOGO
BENIN
NIGERIA
CAMEROON
CENTRAL AFRICAN REPUBLIC
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
Goma
Bukavu
Kalima
Twangiza
Kamituga
RWANDA
BURUNDI
TANZANIA
Kinshasha
Matidi
LUGUSHWA
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
ZAMBIA
MALAWI
MOZAMBIQUE
ZIMBABWE
BOTSWANA
NAMIBIA
SWAZILAND
LESOTHO
SOUTH AFRICA

0 500 1000 1500

Kilometres

BANRO CORPORATION

**AFRICA
LOCALITY PLAN**

TWANGIZA PROJECT	February 2009

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Figure 6-2:	Location within the Democratic Republic of Congo

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
N
Bangui
Bondo
Gemena
Lisala
Bumba
Mungbere
Wamba
Tele
Bunia
Kisangani
Batwasende
Beni
Kasese
Mbandaka
Lubero
Franceville
Goma
Kigali
Bukavu
Shabunda
Kindu
Kamituga
Lugushwa
Kalole
Namoya
Bujumbura
Bandundu
Lodja
Brazzaville
Kinshasa
Ibero
Lubefu
Kikwit
Lubao
Matadi
Kananga
Kabinda
Kabalo
Tshikapa
Quimbele
Kalemie
Lucapa
Kamina
Kolwezi
Likasi
Lubumbashi
Congo River
Kasai River
Kilometres
0
250
500

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS	February 2009

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Figure 6-3:	Exploitation Permit Location

N
28°00'E
28°30'E
Kingulube
Shabunda
PE 68
PE 40
PE 44
PE 41
PE 43
PE 42
TWANGIZA
PERMITS
3°00'S
PE 39
PE 36
Kamituga
Mwenga
PE 37
KAMITUGA
PERMITS
PE 2601
PE 238
PE 38
LUGUSHWA
PERMITS
Itula
Nzingu
3°30'S
Kalole
PE 18
NAMOYA
PERMIT
4°00'S
27°30'E
0
50
Kilometres
BANRO CORPORATION
Exploitation Permit
Locations
BANRO PROJECTS
February 2009

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Figure 6-4:	Map of the Twangiza Property

N
650000
670000
690000
710000
9720000
9700000
9680000
9660000
Kakono
Luntukulu
PE 44
PE 40
Gombo
Mufwa
Bugoy
M'Chitera
Lukugurha
Kashegeshe
Lukungurhi
Muhona
Twangiza Deposit
Mushege
Tshondo
PE 41
PE 43
PE 42
Kasika
Mwenga
0
10
Kilometres

LEGEND

- Rivers
- Main Roads and Towns
- Property Boundary
- Soil Grid Outline
- **PE 42** Concession Permit Number
- Deposit Location and Name

BANRO CORPORATION

MAP OF THE TWANGIZA PROPERTY

TWANGIZA PROJECT	**February 2009**

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4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
4.1	Topography, Elevation, Vegetation and Seismic Activity

Twangiza is situated in the Mitumba Mountains, which form part of the western escarpment of the Albertine Rift Valley. The area is mountainous with deeply incised valleys with slopes typically greater than 30o, forming a dendritic drainage pattern. The proposed mining area (project core area) occupies a steep ridge running north/south between two fast-flowing rivers, which join just to the north of the present exploration camp. Elevation in the area ranges from 1500 m to 2400 m above sea level, rising to 3000 m in the Ntombwe massif 50 km to the south. Vegetation on the Twangiza property is a mosaic of transformed, agricultural plots and woodlots of cypress and eucalyptus, and montane grassland. One small, 2.18 ha patch of indigenous forest remains to the east of the proposed mine area, the Lusirwe sacred forest, and this will be adjacent to the tailings dam if it is constructed at site TMF6.

Due to its location within the western arm of the Rift Valley system, the property is subject to seismic activity, 48 earthquakes having been recorded within 100 km of the Twangiza project site between 1977 and January 2008, with Richter magnitudes up to 5.4M.

Assessment of the seismic hazard of the Twangiza project area was undertaken by AMEC based on data obtained from technical literature, seismic databases, reports, and geological/seismological maps available for the region. The Twangiza facilities are expected to have a moderate to high seismic hazard classification. Detailed discussion of the seismic hazard potential within the Twangiza area is included in AMEC’s Seismic Risk Assessment Report included within AMEC’s main feasibility report (AMEC, 2009).

The Operating Basis Earthquake (OBE) was determined for various return periods using Cornell’s probabilistic method and the attenuation relationship developed by Ambraseys. A number of critical active faults capable of generating future seismic events were identified from the seismotectonic maps for the DRC. The Maximum Credible Earthquake (MCE) for each of these faults were evaluated using magnitude relationships recommended by Wells & Coppersmith and peak ground motions modelled using the attenuation relationship of Ambraseys.

The following seismic design parameters have been adopted by AMEC for the feasibility design of the tailings management facility, water storage dam and waste rock dump dams:

(i)	Operating Basis Earthquake (OBE) with a return period 1 in 475 years
Seismic Design Parameter	= 0.20 g
(ii)	Maximum Design Earthquake (MDE)
Seismic Design Parameter	= 0.43 g
4.2	Means of Access

Road access from Bukavu to the Twangiza Property is possible by travelling some 55km on the recently upgraded N2 National Road and then 30km on a smaller road to the camp; the latter will need to be upgraded in order to transport heavy goods to site. The journey time is 2 hours during the dry season and extends to 3 hours under wet conditions.

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The property is also serviced by a helicopter and the journey between Bukavu and Twangiza is some eighteen minutes.

4.3	Proximity to a Population Centre and Nature of Transport

Bukavu, the capital city of South Kivu Province is some 41 kilometres north-northeast of the Twangiza Property.

Bukavu has an airport, Kavumu. There are commercial flights between Bukavu and Goma (North Kivu) and Bukavu and Kindu (Maniema). Bukavu is a two hour drive from Kavuma airport using road which is in poor condition. The preferred means of access to Bukavu is via Kemembe Airport in Rwanda which is a one hour drive away including border crossing time.

There are two commercial ferries on Lake Kivu between Goma - North Kivu and Bukavu that run daily.

4.4	Climate and Length of Operating Season

The climate at Twangiza can be classified as tropical to sub-tropical with the wet season falling between September and April, and the main dry season from May to August. Due to its close proximity to the equator, Twangiza experiences daylight and night hours that are almost equal, with daylight lasting between 6am and 6pm. The relative humidity generally exceeds 85 % during the entire year.

Rainfall

Twangiza has an average annual rainfall of 1,796 mm. Regionally the highest monthly rainfall is 242 mm, as recorded at nearby meteorological stations (Bukavu, Confomeka, Tshibinda and Kailo), occurred during December; and a minimum of 35 mm has been recorded during July. Rain generally occurs as soft, lengthy rainfall in the mid to late afternoons, but violent thunderstorms are also frequent.

The total monthly precipitation for Twangiza was obtained from Banro’s on-site monitoring station. For the period October 2006 to October 2008 the highest monthly rainfall recorded for Twangiza was 275 mm, recorded during January 2007. Most of the rainfall was recorded during summer (November, December and January). The lowest total monthly rainfall was recorded during March 2008 (4.6 mm; though the monthly data set was incomplete – see Table 7-1).

Table 7-1:	Total monthly rainfall (mm) for Twangiza (for the period October 2006 – October 2008) [Source: Banro Congo S.A.R.L., unpublished data]
Yr	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2006	-	-	-	-	-	-	-	-	-	99*	238	238
2007	275	118	109	144	40	134.6	22.4	24.4	111	37.2*	177.4	203.2
2008	164.2	140	4.6*	86.2	61.8	53.8	27.6	12.2	29.2	103*	-	-

* Incomplete data set

- no data

Due to the paucity of long term precipitation data sets available to develop accurate return period precipitation event estimates, design values have been generated by AMEC based on the assumption that a maximum recorded 24 hour rainfall event of 120 mm at Bukavu is

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equivalent to a 1 in 10 year event. As recorded precipitation at the Twangiza site is generally higher than experienced at Bukavu, this value was increased to 155 mm in 24 hours. Estimated values for 1 in 10, 1 in 100, 1 in 200, 1 in 1,000, and 1 in 10,000 year return events have consequently been extrapolated and are summarised in Table 7-2.

Table 7-2:	Assumed 24 Hour Design Storm Event Estimates
Return Period	Intensity (mm)
1 in 10	155
1 in 100	180
1 in 200	185
1 in 1,000	210
1 on 10,000	240

Temperature

The on-site weather station at Twangiza recorded data for the period October 2006 to August 2008. The average temperature measured on-site is 17.6°C with a maximum temperature of 27.7°C, measured during March 2007, and a minimum temperature of 8.6°C, measured during July 2008.

Wind

The wind information discussed here is based on data obtained from the on-site meteorological monitoring station. Site-specific annual and seasonal wind roses for Twangiza have been developed. The prevailing north-easterly wind direction for Twangiza is relatively consistent throughout the year. The average annual wind speed for all hours is 4.33 m/s. Although a similar pattern is observed for the night- and daytime winds, higher wind speeds are observed during the day (5.72 m/s). Average wind speeds decrease in the evening with wind directions shifting to east-north-easterly and easterly. The average night-time wind speed is 2.78 m/s (6pm to 6am).

The dry season wind rose shows the prevailing wind direction to originate mainly from the north-east-east (NEE), north-east (NE) and east (E), with an average wind speed of 4.61m/s. Calm conditions prevail 18.2 percent of the time. The wet season wind rose shows the prevailing wind direction originating again from the north-east-east (NEE), north-east (NE) and east, but with a north-north-west (NNW) component. The average wind speed is 4.32 m/s, slightly weaker than in the dry season, with calm conditions prevailing 23.4 percent of the time.

The Twangiza Property is located in a mountainous area, promoting local wind patterns which generate gusts from variable directions. These topographical features will result in localised dispersion patterns for airborne emissions from the proposed Project.

4.5	Surface Rights and Available Local Infrastructure and Resources
4.5.1	Sufficiency of Surface Rights

As described in Item 6, Banro holds a 100% interest in the Twangiza Property which is defined by the six exploitation permits PE40, PE41, PE42, PE43, PE44 and PE68. These Exploitation Permits entitle Banro exclusive right to carry out exploration, development, construction and exploitation works within the perimeter over which they have been granted. These and other rights associated with the exploitation permits are defined throughout the DRC Mining Code, and more specifically article 64.

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The Twangiza Property is located in a mountainous

4.5.2	Availability of Infrastructure and Resources
4.5.2.1	Power

The Twangiza Property is remotely located and there is no existing supply of power suitable for the Project requirements. A stand alone 30MW, run-of-river hydroelectric scheme is to be established to provide the power required to the Twangiza Project.

4.5.2.2	Water

Twangiza is located in an area of high topographic relief with high average annual rainfall. It is anticipated that plant start-up water as well as supplementary process raw water for normal uninterrupted plant operations will be provided from retention facilities established within river valleys in the vicinity of the Process Plant site.

4.5.2.3	Mining Personnel

The local workforce consists primarily of subsistence farmers and artisanal miners. In addition the communities contain a number of skilled (i.e. artisans - builders, carpenters, electricians, plumbers etc) as well a limited number of educated persons (e.g. graduates, teachers etc.)

It is therefore expected that initially only a limited supply of the skills necessary for mining and processing activities will be available from the local community. The Region does have a long history of mining and a reasonably qualified workforce could be developed from other areas. The skills required for mineral processing however may have to be sourced from further a field.

Banro is however committed to capacity building. The project will place emphasis on local preference and training to develop skills.

4.5.2.4	Potential Tailings Storage Areas

A site visit and consequential pre-feasibility analysis carried out by AMEC identified 7 potential sites for valley fill tailings management facilities all within the vicinity of the anticipated open pits. Further evaluation of the 7 sites identified 2 of the sites as optimal based on the anticipated Mineral Reserves. One of these sites is located to the South West of the anticipated pits within the Mwana River and the other to the East of the pits within the Lulimbohwe River.

4.5.2.5	Potential Waste Disposal Areas

SRK (SA) has identified potential locations for the waste rock dumps required. These have been located as close as possible to the pit ramp exits, based on the practical pit design.

4.5.2.6	Heap Leach Pad Areas

The Twangiza Project does not require a Heap Leach Pad.

4.5.2.7	Potential Processing Plant Sites

A site visit by AMEC and SENET identified 3 potential sites for the Process Plant outside of an area defined by the application of a blast radius to the anticipated open pits outline. From these 3 the optimum site has been chosen to the east of the pits based on topography and the apparent stability of the hill-side.

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5	HISTORY

This section summarises only the work completed on the Twangiza Main and Twangiza North deposits and does not cover work completed on other deposits within the Twangiza license area. The history of past exploration activity on the Twangiza Property was originally summarised in the technical report of CME Consulting Ltd. dated April 30, 2003 (Naas, C.O., 2003). A copy of the said report can be obtained from SEDAR at www.sedar.com.

Initial work programs within the Twangiza Property consisted of alluvial mining for tin and gold as early as the 1930’s along prominent rivers and creeks. Gold mining activities occurred within the Twangiza, Bugoy-Kashwa and Mufwa regions. Tin mining was undertaken in the Kashwa, Kilungutwe-Mutshege-Tshigui, Gombo-Kashangwa-Muduwe, Sasa-Mikuba and Kasika-Lugulu regions by Mines des Grandes Lacs (MGL).

MGL is the first recorded company to engage in exploration and alluvial mining in the Twangiza area. MGL began exploration for in-situ resources in 1957 and followed alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposit. MGL tested the Twangiza deposit through 8,200 metres of trenching and 12,100 metres of adits (20 metre by 20 metre grid) on seven levels (Levels 2100 to Level 2220). A total of 17,400 samples were collected at two metre intervals from both the trenches and adits and analyzed for gold by fire assay at MGL’s analytical laboratory in Kamituga (Prigogine, 1966).

In 1974 to 1976, Charter Consolidated Limited (“Charter”) undertook an evaluation program of the Twangiza area in order to verify the results obtained by MGL and to look for possible extensions of the deposit. Soil sampling at 25 metre intervals along 100 metre spaced lines was conducted over a 4.6 square kilometre area. The southern limit of the 2.3 kilometre long grid was located 500 metres north of the Twangiza deposit. Anomalous soil samples were followed up by 11 pits, six trenches and five adits. Work also included the resampling of three MGL adits (Levels 2100, 2130, and 2220) and metallurgical studies.

From 1982 to 1984, SOMINKI undertook a feasibility study which was completed by ABAY, a Belgian consulting company. Their study pertained to the exploitation and treatment of the ore by either the Merrill-Crowe method or the carbon-in-pulp method.

In 1988 the Northern Queensland Company assessed the deposit and generated some financial models, but was unable to proceed due to internal problems. Based on the findings of the studies conducted by both Charter and ABAY-SOMINKI, a report was prepared by Ministry of Planning for tax exoneration purposes.

In 1997, Banro consolidated the information base through a data compilation program, which included the MGL adit and trench assay plan maps. From August 15, 1997, to April 15, 1998, Banro undertook a field exploration program, which was managed by CME & Company (CME). Work included:

•	topographical surveying (31.65 sq. kilometres),
•	LANDSAT acquisition and interpretation,
•	helicopter-borne magnetic surveying (10,490 line-kilometres),
•	geological mapping and rock sampling of the Twangiza area (2,161 samples),
•	geological mapping and channel sampling of 16 adits (1,613 samples),

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Billiton in 1989 for SOMINKI and submitted to the

•	diamond drilling (20 holes, 9,122 meters, 8,577 samples),
•	density testing, and
•	petrographic studies.

Banro’s ongoing exploration work which includes a rigorous quality control programme has broadly confirmed lengths and gold grades reportedly intersected during historical exploration. Therefore, SRK (UK) considers the historical data to be valid for use in the Mineral Resource estimate.

6	GEOLOGICAL SETTING
6.1	Regional Geology

The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces. Banro’s properties all lie within the Kibara Belt, a Proterozoic intracontinental mobile belt situated between the Congo Craton in the west and the Tanzanian Craton in the east, as shown in Figure 9-1. The belt trends in a NNE-SSW direction for over 2,000 km from Katanga to Lake Victoria, and attains its maximum width of about 500 km slightly to the north of the Twangiza-Namoya area.

The belt has a long and complex evolution, stretching from the Palaeoproterozoic prior to the Eburnean orogeny, through to the Neoproterozoic and the Pan African event. The belt is dominated by clastic sedimentary rocks with minor carbonates and volcanics, which have been intruded by granitoids, mafics and alkaline complexes. However, recent work mainly by the Royal Museum of Central Africa has demonstrated that, far from being a homogeneous, NNE-SSW striking tract of sedimentary rocks and intrusives as depicted in Error! Reference source not found., the Kibara Belt comprises a mosaic of distinct structural and metamorphic terrains. The evolution of the belt can be summarised as follows:

Palaeoproterozoic (2,500 – 1,600 Ma):

•	Early Proterozoic sedimentation
•	Eburnean Orogeny at 2,100 – 1,800 Ma:
➢	Development of the NW-SE Ubendian-Rusizian tectonic trend
➢	Metamorphism of Palaeoproterozoic sediments up to amphibolite facies
➢	Uplift of the Eburnean mountain chain
•	Onset of sedimentation at 1,780 Ma on the western edge of the Tanzanian Craton, from erosion of the Eburnean mountains

Mesoproterozoic (1,600 – 1,000 Ma):

•	Major period of sedimentation in several shallow-water, intracratonic basins separated by Palaeoproterozoic metamorphics
•	Development of an S1 fabric parallel to bedding, due to load pressure
•	1,375 – 1,370 Ma: Extensional regime with crustal thinning and bimodal magmatism:
➢	S-type granites (abundant large plutons)

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➢	Layered mafics and ultramafics along the suture zone with the Tanzanian Craton (e.g. Kabanga)
•	1,000 Ma: Main NE-SW fold trend of the Kibara belt due to far-field effects of the Irumide collision
•	Development of an S2 fabric cutting S1//S0

Neoproterozoic (1,000 – 542 Ma):

•	970 Ma: Widespread syntectonic (“G4”) granite intrusion with associated Sn, W, Ta-Nb (and Au?) mineralization
•	Clastic sedimentation continued in localised basins, and included glacial deposits (diamictites) from the Kibara mountains
•	750 Ma: Intrusion of alkaline complexes along the line of the present day Western Rift
•	550 – 520 Ma: Pan African Orogeny:
➢	N-S upright folding in the DRC, some reactivation of older structures
➢	Gold mineralization?

The Kibara belt is a well-known metallogenic province during which numerous mineralizing events have taken place. The main mineralizing events are normally associated with other geological effects and are summarized as follows:

•	Associated with the 1,275 Ma layered mafic/ultramafic intrusions: Ni (Cu-Co) e.g. Kabanga in Tanzania
•	Associated with the 970 Ma G4 Granites:
➢	Quartz veins: Sn, W
➢	Pegmatites: Ta-Nb, Sn
➢	Hydrothermal alteration of dolomites and basic igneous rocks: Talc
➢	Au mineralization?
•	Associated with the 750 Ma alkaline complexes: Nb, REE
•	Associated with the Pan African orogeny: Possible related Au mineralization

Traditionally, gold mineralization in the Kibara belt has been considered to be related to the G4 granites, but it is probable that at least some of the gold mineralization is Pan African in age.

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Figure 9-1:	Regional Setting of the Kibara Belt

6.2	Property Geology

The Twangiza property can be divided into three distinct litho-structural terrains which can be seen within Figure 9-2. The eastern terrain is characterised by N-S trending Neoproterozoic sediments, which are part of the Itombwe synclinorium, a regional-scale fold which extends southwards from the Twangiza area for about 150 km. Exploration activities on the property to date have all been within the Neoproterozoic domain. The western domain has a distinct NW-SE tectonic grain, and is believed to be Palaeoproterozoic in age. No work has yet been carried out by Banro in this area. The third domain occurs in the north, where recent basalts blanket the Proterozoic rocks.

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Figure 9-2:	Magnetic Image showing Litho-structural Domains of the Twangiza Concession

The sediments in the Neoproterozoic terrain are generally very weakly metamorphosed. The dominant lithology is mudstone, often with a significant amount of carbonaceous material. Subordinate units of siltstone are commonly interbedded with the mudstone, being slightly coarser, more siliceous and harder. Quartz wacke and sandstone occur locally, but are usually confined to relatively thin beds or lenses which lack continuity. A characteristic feature of the Twangiza area is the presence of a conglomerate consisting of clasts of granite, mudstone and siltstone supported by a matrix of dark grey silty mud. It frequently contains a significant amount of detrital magnetite, and forms the relatively highly magnetic unit that clearly defines the geometry of the concession-scale folds in the magnetic images.

In the vicinity of the Twangiza Main and North deposits, the Neoproterozoic sediments have been intruded by porphyritic sills, ranging in thickness from less than 1 m to over 50 m. The sills have undergone extensive hydrothermal alteration and the original composition is difficult to determine. However, it is possible that the sills are part of a suite of alkaline intrusive rocks that were emplaced along the line of the present-day Western Rift, at about 750 Ma. Small granitic intrusions have been found in the Neoproterozoic rocks, and have been locally exploited for tin by colonial prospectors and artisanal miners. It is believed these granites are younger than the G4 tin granites which were emplaced at 975 Ma, and may also be related to the same 750 Ma intrusive event as the porphyry sills.

The Neoproterozoic terrain at Twangiza is characterised by a series of N-S trending, concession-scale folds, which plunge to the north. These folds vary from being open to almost isoclinal, although the average limb dips are usually between 50° and 80°. Smaller-scale folds, probably parasitic to the larger structures, are commonly seen on a prospect

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scale; they display plunges to the north and south, or are doubly-plunging like the fold hosting the Twangiza orebodies. The folding is considered to have developed in response to E-W compression in the Pan African orogeny at about 550 Ma.

Faulting in the Neoproterozoic terrain is common, the main trends being NE-SW to E-W. In addition, zones of shearing and/or brecciation have been mapped sub-parallel to the fold axes at several prospects, and may have had a control on the mineralization.

The contact between the Neoproterozoic terrain and the western Palaeoproterozoic block is sharp, and is possibly thrusted. The contact appears to have been locally displaced by NE-SW faulting. The western terrain is characterised by a NW-SE tectonic trend, which is sub-parallel to the Rusizian trend that developed during the Eburnean orogeny at the end of the Palaeoproterozoic. However, it is possible that the rocks in the western domain are Mesoproterozoic or younger, having been affected by the reactivation of deep seated Rusizian structures.

7	DEPOSIT TYPE

The spatial association of gold deposits with Sn-W mineralization in the Kibara belt has led to the suggestion that the gold bearing fluids were also related to the intrusion of the tin-bearing G4 granites. As such, the gold deposits would represent examples of the “Intrusion related, Sn-W associated gold deposits” described by, for example, Thompson et al. 1999 and Baker, 2005. Deposits in this class are located on cratonic margins, or within continental collisional settings, and are related to felsic domes, stocks and plutons of intermediate oxidation state. Mineralization occurs both within the felsic intrusives, and within the country rocks up to several kilometres from the intrusive centre. Many significant deposits of this type recognised around the world including, Kidston, Vasilkovskoye, Donlin Creek, and Muruntau.

However, the rocks of the Itombwe synclinorium which host the Twangiza deposit are generally considered to be Neoproterozoic in age, and therefore post-date the G4 granites. It is proposed that the Twangiza mineralization (and possibly the other gold deposits in the Kibara belt) are rather related to fluids derived from the devolatisation of the lower crust during the Pan African orogeny at about 550 – 520 Ma. The following summarises the envisaged sequence of events leading to the formation of the Twangiza deposit:

•

Evolution of the Kibara Belt throughout the Palaeo- and Mesoproterozoic, resulting in two main types of structural domain: (a) relatively high metamorphic grade Palaeoproterozoic rocks characterised by the NW-SE Rusizian trend, (b) moderately metamorphosed Mesoproterozoic rocks with a dominant NE-SW tectonic grain.

•	Intrusion of the G4 granites and associated tin mineralization at c. 975 Ma
•	Continued sedimentation during the Neoproterozoic, including the glacial diamictites at about 800 Ma.
•	Intrusion of the porphyry sills at Twangiza, possibly related to a line of alkaline intrusives dated at 750 Ma.
•

Onset of the Pan African orogeny at about 550 Ma, with E-W compression: (a) Deformation of the Neoproterozoic sediments and sills at Twangiza into N-S trending folds, (b) some refolding of the NE-SW folds in the Mesoproterozoic terrain, and (c)

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possible reactivation of the NW-SE Rusizian structures in the Palaeoproterozoic terrain.

•

Auriferous fluids from devolatisation of the Archaean lower crust were focused into the rocks of the intracratonic Kibara Belt, due to the high heat flow and regional compression associated with the Pan African orogeny.

•

The gold bearing fluids enter pre-prepared structural traps in the Kibaran rocks. In the case of the Twangiza area, the most important traps were the low-pressure hinge zones of anticlinal folds. The feeder structures were probably sub-vertical, limb-parallel structures or “limb shears”.

•	At Twangiza Main, the most intense hydrothermal alteration would have been in the fold closure, in the part of the sequence with abundant sills, due to:
➢	Fluid migration into the low-pressure hinge zone
➢	More intense fracturing resulting in a better “plumbing system” for fluid flow, and increasing fluid/wall-rock interaction.
➢	The relative chemical reactivity of the sills, resulting in more intense fluid/rock interaction.

Mineralization would therefore be expected to deteriorate (a) down the fold limbs away from the fold closure, and (b) above and below the “sill zone” where the sequence comprises relatively homogeneous and unreactive sediments. Stratabound mineralization could be expected on the limbs, where the feeder structures intersect suitable host lithologies (Figure 10-1).

•

Twangiza North hosts deeper, stratabound, mineralization where the feeder structures have intersected relatively reactive, internally fractured sills, resulting in a sharper mineralised boundary than that seen at Twangiza Main.

•	Faulting took place at some stage after the mineralizing event, resulting in displacement of the mineralized zones and fold axes. The principal fault directions are approximately 055° and 080°.

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Figure 10-1:	Deposit Geology

8	MINERALIZATION

The Twangiza Main orebody consists of a wide (up to 200 m) zone of pervasively altered mudstone, siltstone and porphyry sills, with abundant sulphidic veins. The veins form a complex irregular network, although veining parallel to bedding is relatively common. Hydrothermal fluids have exploited both the fracture system which developed during folding due to competency contrasts between the lithologies, and dilational zones between bedding planes to form saddle reefs. The style of mineralization in the sediments and sills varies, but can be sub-divided into two main types as discussed below:

(a) Sills

•

The mineralized sills are characterised by the presence of pyrite and arsenopyrite. The relative proportion of these sulphides is variable, but is estimated to average approximately 65% pyrite: 35% arsenopyrite.

•

The total abundance of sulphide is also very variable, averaging about 3% of the rock, but locally comprising up to about 30% of a 1 m sample. There is a positive correlation between grade and sulphide content.

•

The sulphides occur in a variety of habits: (a) disseminated crystals, (b) stringers, (c) coarsely crystalline veins up to 10 cm in width, but usually 1 – 3 cm across, and often with intergrown quartz, and (d) irregular massive patches.

(b) Sediments

•	The sediments contain the same sulphides in similar proportions, but the quantity of sulphides in the sediments is generally lower.

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•	The disseminated sulphides in the sediments are generally finer grained and are more common in the relatively porous siltstone units.
•	The sulphide veins in the sediments generally contain more quartz, either intergrown with the pyrite and arsenopyrite, or forming borders to the veins.

In the oxidised zone, the veins in both the porphyry and sediments have weathered to limonite-silica intergrowths. This limonite-silica veining is a common feature of the mineralization in outcrop. Limonite-filled boxworks, and irregular limonite patches and coated vugs have formed due to oxidation of the disseminated sulphides and patches.

Hydrothermal alteration associated with the gold mineralization has formed three broad assemblages:

•	Proximal alteration in the sills (feldspar porphyry): albite, dolomite, pyrite, arsenopyrite, gold

Proximal alteration in the sediments: albite, quartz, pyrite, arsenopyrite, gold

•	Distal alteration in the sills (mafic porphyry): chlorite, calcite.
Figure 11-1:	Diagram illustrating the hydrothermal alteration associated with the gold mineralization at the Twangiza Main deposit

9	EXPLORATION

The exploration on the Twangiza Property has been divided into historical exploration and that carried out from October 2005 to November 2008.

9.1	Historical Exploration

There have been three historical major field exploration programs during the exploration (i.e. pre-2000) on the Twangiza Property.

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The first was between 1957 and 1966 by MGL and consisted of the driving of approximately 12,100 metres of adits and 8,200 metres of trenches at the Twangiza deposit. A total of 17,400 channel samples were collected at two metre intervals from both the trenches and adits.

Secondly, from 1974 to 1976, Charter Consolidated Limited undertook an evaluation program of the Twangiza area in order to verify the results obtained by MGL and to look for possible extensions to the mineralization. Soil sampling was conducted over a 4.6 square kilometre area to the north of the Twangiza deposit. Anomalous soil samples were tested by 11 pits, 6 trenches and 5 adits. Work also included the re-sampling of three MGL adits (Levels 2100, 2130, and 2220).

The third historical program was undertaken by Banro between August 15, 1997 and April 15, 1998 within the Twangiza area. The program was managed by CME and consisted of:

•	Topographical surveying (31.65 square kilometres)
•

LANDSAT acquisition and interpretation – completed during 1997 by R. Eyers of the Remote Sensing Group at Imperial College London. High Resolution digital satellite images for an area covering 60,000 square kilometre between latitude 2°30’S and 4°30’S and longitude 26°30’E and 29°30’E were created. Results indicated the Twangiza Property lies on a complex north-south trending structure composed of a number of curvilinear segments which trend toward northwest –southeast orientations away from the axis.

•

Helicopter-supported airborne magnetic surveying (10,490 line-kilometres) – Conducted during 1997 – 1998 exploration programmes by High Sense Geophysics (now Fugro geophysics) of Harare, Zimbabwe. The survey provided high resolution magnetic maps, used to define anomaly zones, detailed structural evaluation and identification of lithological trends in a digital format. The investigation covered five of the six Twangiza permit areas (PE40, PE41, PE42, PE43, PE44), and were based on a 200 meter spacing orientated at 045° and tie-lines at 135° at a spacing of 2,000 meters. The results confirmed the Twangiza deposit is characterized by a high magnetic field adjacent to a large low magnetic anomaly in the north and a smaller low anomaly to the southwest. The magnetic lows probably represent an intrusive body which provided the fluid and/or heating source for the gold mineralization and the porphyry sills found at the Twangiza deposit.

•

Geological mapping and rock sampling of the Twangiza area was completed during the 1997 – 1998 exploration programme and covered a 38 square kilometre area extending 2.6 kilometres south and 5.2 kilometres north of the Twangiza deposit. The regional mapping is bounded to the east and west by north – south trending conglomerates. Grab samples and channel samples were taken and after sample preparation at Banro’s on site Sample Preparation Laboratory (Prep Lab) were sent to Acme Analytical Laboratory in Vancouver, Canada for analysis.

•

Detailed Geological mapping and channel sampling of 16 adits covering the southern portion of the Twangiza area previously worked by an artisan mining operation. Grab samples and channel samples were taken and after sample preparation at Banro’s on site Sample Preparation Laboratory (Prep Lab) were sent to Acme Analytical Laboratory in Vancouver, Canada for analysis.

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•

Petrographic studies were completed by Dr J. F. Harris of Vancouver Petrographics Ltd, based on polished and thin sections using samples collected during the 1997 – 1998 exploration programme. Investigation observed that native gold occurs in veins against pyrite crystals and fine grained gold occurs at the boundary of sulphides or along fractures within sulphide grains.

•

“Diamond drilling” (20 holes, 9,122 meters, 8,577 samples, HQ and NQ diamond drilling) was completed between September 4, 1997 and March 9, 1998, covering an area of some 800 m strike length of mineralization within the hinge of the Twangiza Anticline drilled at different orientations. Due to the extreme topography at Twangiza an A-Star 350 B2 helicopter was utilized for moving drilling rigs, materials and personnel from site to site. Drilling was performed by Rosond International Limited of South Africa utilizing two Longyear 38 drill rigs with to a maximum potential depth of 600 m. All drillhole collars were surveyed using a Sokkia SET4100 Total Station, with inclination and azimuth at surface setup using handheld compasses. Downhole surveying of all holes was completed using a Sperry Sun Single Shot instrument which recorded both azimuth and inclination.

•

Density testing was performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion into the resource estimates. A total of 165 bulk density determinations were undertaken by CME.

9.2	Further Exploration (October 2005 – December 2006)

Banro resumed its exploration programme at Twangiza after the Congolese government had established control and authority in the area in October 2005.

9.2.1	Drilling

The aim of this drilling was to convert the remaining Inferred Mineral Resources into Indicated and Measured categories and to identify additional Inferred Mineral Resources. A total of 17,037.34 metres of PQ, HQ and NQ diamond drilling involving 71 holes were completed between February and December, 2006. Drilling tested the 800 metre long zone of mineralisation within the hinge of the Twangiza Anticline and soil geochemical anomalies to the north. A total of 48 resource holes were initially drilled at 40 m centres to infill the holes drilled in 1997/98 with the objective of upgrading the Inferred Mineral Resources to the high confidence Measured and Indicated Mineral Resources. In addition, 23 exploration holes were drilled to test the geochemical anomaly to the north and east of the main Twangiza deposit.

An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing three portable CS1000 and a Longyear 38 drill rig with a maximum depth capability of 600 metres.

All drill holes collars were surveyed with RTK GPS equipment. Drillholes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and inclination. All drill holes were oriented. Orientation was carried out by the "Spear" method or other gravity-based Ezy Mark system. The majority of drill holes were drilled at an azimuth of

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between 70 - 80° at inclination of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

9.2.2	Soil Geochemical Programme

A soil geochemical programme designed to test the immediate northern, eastern, western and southern extension of the known Twangiza mineralization was completed in 2006. The 7 km soil geochemical grid had its base line orientated along the hinge of the anticline at 350°. Soil sampling was undertaken at 40 m intervals on lines spaced at 80 m.

The baseline origin for the soil geochemical grid was pegged at UTM coordinate of 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E. The soil geochemical grid was initially surveyed using compass, tape and ranging rod method. All sample points are peg with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points are subsequently surveyed in using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system.

The base line is 7 kilometres long and orientated at 350° with cross-lines spaced at 80 metres intervals each being 2 kilometres long. The soil geochemical grid was surveyed using differential GPS. Soil geochemical samples are taken at 40 metre intervals along cross-lines and sent to the Banro sample preparation facility before being dispatched to the laboratory. At the end of December 2006 field work, a total of 275.44 line kilometres had been cut and a 6,589 soil geochemical samples collected and sent for analysis.

Gold-in-soil geochemical results outlined an 800 metres long and 450 metres wide, +100 ppb gold in soil anomaly to the immediate north of Twangiza Main deposit. The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 km long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings.

9.2.3	Trenching Programme

A trenching programme was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralisation on the northern extension of the Twangiza Main deposit, as well as, the southern and northern extensions of the Lukungurhi workings. Trenches were located to the north of the baseline origin and were oriented at 080°.

The lithological units encountered in the trenches are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries within the mineralised areas. Kaolinite is the dominant weathering product in the feldspar porphyries.

Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. Sampling was completed lithologically by floor channelling with the maximum sample length being 1 m and 0.3 m minimum length. Samples were cut from grooves of 10 cm wide and to a depth of 5 cm. A total of 785 channel samples were collected from 1,159 m of trenching.

Trench sampling was carried out by channelling a sample along the floor of the trench. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep. Sample intervals were determined by geological features. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones,

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or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights varied between 3 and 6 kilograms.

9.2.4	Prospect Scale Mapping

A detailed mapping project was carried out in the Twangiza artisanal workings in order to gain a better understanding of the geological and mineralisation controls and to verify and compliment the diamond drilling data. The study reviewed all aspects of the geology including lithology, structure and alteration.

Structural mapping at the Twangiza Main deposit (workings, trenches and road cuts) demonstrate that the bedding in the Twangiza workings strikes dominantly NW-SE. The intersection of bedding planes indicated an anticlinal fold axis plunging 37° to 120°. The few quartz veins measured from the workings are either oblique or cross cut bedding with a NW and EW trend.

The Lukungurhi artisanal working is located approximately 1.5 kilometres north of the Twangiza deposit and measures about 600 metres in strike length and on average 70 metres wide. The axis of the workings is orientated at 350°. Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were excavated to test the continuity of the Lukungurhi mineralisation.

Structural mapping from trenches and artisanal workings reveal the bedding is dominantly North - South. Limonite-quartz veins within the porphyries have a dominantly East orientation of 080°/71° strike dip right. Kaolinite alteration is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Further mapping and trenching was completed at artisanal workings in the vicinity, notably at Kashegeshe, Muhona and Bugoy.

9.3	Recent Exploration (January 2007 – November 2008)
9.3.1	Geophysical Exploration

Airborne magnetic and radiometric surveys were completed over the entire Twangiza property; several promising new targets were identified for follow-up work.

9.3.2	LIDAR Survey

LIDAR utilises airborne laser technology to create accurate topographic maps of the region. In addition, colour aerial digital photography has been rectified to create accurate orthophotos.

9.3.3	Additional Regional Work

During 2007 Banro began exploration of the Twangiza property outside the main trend. The company established a new exploration camp at the major artisanal site at Mufwa, situated 13 kilometres northwest of the Twangiza Main deposit, and initiated field work in other target areas including the promising Kaziba prospect. The results of these investigations do not form part of the current estimates or report.

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10	DRILLING
10.1	Drilling - (January 2007 – May 2008)

A major drilling campaign commenced at the start of January 2007 with the aim to convert the remaining Inferred Mineral Resources into Indicated and Measured categories and to identify additional Inferred Mineral Resources particularly at Twangiza North.

One hundred (100) diamond drill holes totalling 23,873.12 metres of PQ, HQ and NQ was completed between February 2006 and May 2007. Drilling tested the 800 metre long zone of mineralisation within the hinge of the Twangiza Anticline and Twangiza North soil geochemical anomalies. A total of 61 resource holes were drilled at 40 m centres to infill the holes drilled in 1997/98 with the objective of upgrading the Inferred Mineral Resources to the higher confidence Measured and Indicated Resources. In addition, 39 exploration holes were drilled to test the Twangiza North geochemical anomaly. Four drill rigs were deployed at the Twangiza property, with two additional rigs mobilized in 2008.

The remainder of the programme between May 2007 and May 2008 consisted of a total of 24,231.3 metres of PQ, HQ and NQ diamond drilling involving 116 holes. The focus of the drilling was to infill the drilling grids and potential resources within the Twangiza North area of the deposit. Ninety Eight (98) holes were drilled at 40 m centres to infill the holes drilled in 2006 and early 2007 in the Twangiza North deposit and eighteen (18) holes in Twangiza Main during the same period.

An A-Star 350 B3 helicopter (owned and operated by Savannah Helicopters) was used for the moving of drills, materials and personnel between the drill site and the exploration camp. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing four portable CS1000 and two Longyear 38 drill rigs with a maximum depth capability of 600 metres.

All drillhole collars were surveyed with RTK GPS equipment. Drillhole collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and inclination of the hole. All drill holes were oriented. Orientation was carried out by the "Spear" method or other gravity-based Ezy Mark system.

The majority of the drilling in the programme has been drilled to the East on an azimuth of between 70 - 80° at inclinations of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

10.2	Drilling - (May 2008 – November 2008)

One hundred and two (102) diamond drill holes totalling 21,952.26 metres of PQ, HQ and NQ was completed between May 2008 and November 2008. Drilling tested the mineralised interpretation at depth with the aim of increasing both confidence and grade in the previous estimates, particularly in Twangiza Main. Resource holes were drilled to 40 m centres to infill the holes drilled during previous campaigns with the objective of upgrading the Inferred Mineral Resources to the higher confidence Measured and Indicated Mineral Resources and improving the estimation at depth. The same drilling procedures have been used in terms of rig set-up and rig movement as in the previous drilling campaign.

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The majority of the drilling in the programme has been drilled to the East on an azimuth of between 70 - 80° at dips of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes (significant intersections are highlighted in Appendix II).

During the PFS Resource Modelling exercise SRK (UK) did not use the 20 CME holes (20 holes, 9,122 metres, 8,577 samples, HQ and NQ diamond drilling) drilled between September 4 1997 and March 9 1998. On reviewing the data SRK (UK) has made the decision to include the CME holes in the current Resource Model.

10.3	Mineralization and Results

A summary of the significant mineralised intersections can be found in Appendix II

11	SAMPLING METHOD AND APPROACH

The information in this section of the report relates to Banro’s current exploration programme at Twangiza.

11.1	Soil Geochemistry

Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-ordinates of each sample location, depth, colour, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standardised spreadsheets. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition the sample number and grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants.

The sample books are designed so that six random sample numbers per fifty have been removed from the books. This is done to ensure that standards, duplicates and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily field activities.

11.2	Trench, Channel and Grab Samples

No trenching or channel sampling has been completed during the 2008 exploration campaign.

11.3	Drill Core Samples

Banro have internal guidelines and documentation which relate to the sampling of drillhole core samples. SRK (UK) has reviewed the procedures and finds the methodology used to be acceptable for the collection of representative samples. The entire length of each drill hole was sampled, resulting in the collection of 21,184 samples from 21,102.7 metres drilled and 19,244.3 m of drill core were collected during the FS infill programme. All sampling was carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval was 1 m. The minimum sample interval was 0.3 m. 1 m of split HQ core provides approximately 4.3 kg of material for analysis. Samples were cut at site and shipped to

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Banro’s Bukavu sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 g fire assay.

12	SAMPLE PREPARATION, ANALYSES AND SECURITY

The information in this section of the report relates to Banro’s current exploration programme at Twangiza and covers the sample collection, sample preparation and analysis.

12.1	Introduction

Banro runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and commission the facility in September 2005. SRK (UK) visited the sample preparation laboratory during the site visit. The laboratory appeared to run efficiently and according to guidelines. Laboratory procedures have been documented and reviewed by SRK (UK), plus internal quality control measures taken. The general condition of the laboratory was clean during the visit however there were no routine samples being processed at the time. Based on the documentation and discussions with the laboratory management SRK (UK) does not have any concerns regarding the sample preparation for all Banro samples.

Prior to March 2006 sample pulps were sent to ALS Chemex in Johannesburg, South Africa. More recently analysis of samples has been undertaken by the SGS laboratory in Mwanza, Tanzania which serves as the primary laboratory, and Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are internationally accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

12.2	Sample Preparation and Analysis.

All field samples are delivered to the Banro sample preparation facility in Bukavu. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist.

The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK (SA)) in October 2005, Terence Howard (ALS) in February 2006, Theonest Bahemuka (SGS) in August 2006 and in November 2006 Martin Pittuck (SRK (UK)) reviewed the laboratory protocols and procedures. SRK (UK) visited the facility in April 2008 (Martin Pittuck and Ben Parsons).

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and air compressor system all assembled in one ‘20 footer’ and one ’40 footer’ steel container.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven. Using

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the jaw crushers, all adit, trench and drill core samples are crushed to 70% passing a 2 mm screen. The crusher is thoroughly cleaned between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced by the use of the compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The crushed sample is split using a riffle splitter to produce 800-1,500 g of material, which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample. The samples are pulverised to 90% passing a 75 micron screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 250 samples is prepared each day from the in-house facility.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time.

The sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems - management requirements). All sections of the laboratory comply with the quality assurance procedures. Pulp samples, of approximately 150 g, are placed in brown packet envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to the assay laboratory.

12.1.1	Assaying

Prior to 2005, limited adit resampling by CME using ACME in Vancouver confirmed the accuracy of the original MGL adit sample assay results determined by their laboratory in Kamituga.

Three laboratories have been used by Banro for sample assaying since the commencement of exploration in Twangiza in October 2005. The initial soil geochemical samples, adit resamples and trench samples were analysed by ALS Chemex, Johannesburg at which time SGS-Mwanza served as the umpire laboratory. From the start of drilling Banro has used SGS-Mwanza as the principal analytical laboratory and Genalysis-Perth as the umpire laboratory.

All gold analyses have been carried out using conventional 50 g charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control.

12.2.2	Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing the 2 mm and 75 micron screens respectively.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely but randomly inserted into each batch of samples at a frequency of 12%. Blank samples are inserted during the routine crushing and pulverising processes. Blanks are inserted into sample batches at a frequency

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of 1 in 50 and a crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

12.4	Assessment of Quality Control Data

Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control database is currently stored in a series of Excel spreadsheets which have been provided to SRK (UK) for analysis. The data provided does not include information relating to queried results but in discussions with Banro it was clear that re-assays are requested and data is not released to the project team until it passes satisfactory limits. The quality control work includes the insertion of international reference samples, inter-laboratory checks, sample preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

12.4.1	Certified Reference Material

Four certified reference material samples (standards) are inserted in a batch of 50 samples. The standards are sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The standard samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges covering the expected grade range for the Twangiza deposit. A total of seven different grade ranges of standards have been randomly inserted into batches of samples submitted to the analytical laboratory during the latest drilling programme; these cover the entire grade range and include both oxide and sulphide matrix matched material. The standards are randomly inserted using the same quantity and sachets as the laboratory pulps, making them difficult to be detected by the analytical laboratory. Statistical assessment of the results is completed routinely using Banro’s internal guidelines and not using the parameters provided as part of the Rocklabs Quality Control package. Table 15- provides the basic statistics on the assaying of standards used during the latest drilling campaign and Appendix III provides precision control charts of the results of the various analytical standards plotted against the assigned limits provided by Rocklabs.

The mean assay values returned by the laboratory for all certified reference material in relation to their respective values are considered to be within acceptable limits. Results reporting out of assigned limits trigger a re-assay of that batch of samples. A review of the precision charts suggest the laboratory historically produced accurate assays around the assigned means of the inserted standards, however in the later stage of the drilling programme the results are more variable with some evidence of low bias but remain within assigned limits. The performance charts for each standard are shown in Appendix III. The limits shown on the charts are based on the assigned standard deviation with the upper and lower limits set at three times the assigned value.

In general the low coefficient of variation (CoV), suggests that there is no significant analytical bias or no major control problems were encountered during the period and that SGS-Mwanza assays within acceptable limits. SRK (UK) would recommended that the date of analysis should be captured in the QAQC database for all samples as currently the multiple standards have been plotted against submission number. The resultant charts therefore can not be directly compared to identify time periods where the laboratory might

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have been under performing. A summary of the standard types used in submissions from the latest round of drilling are shown in Table 15-1.

Figure 15-1:	Summary of Returned Assays per Standard during FS Drilling

Table 15-1:	Statistics of Results of Standard Certified Sample Submissions
STD REFID	CERTIFIED VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
SK33	4.00	477	0.02	4.45	3.97	0.25	0.06
SK43	4.00	46	0.09	4.44	3.88	0.64	0.17
SL34	5.86	400	0.01	15.00	5.86	0.73	0.12
SN38	7.92	33	0.01	9.38	7.92	2.21	0.28
OxG60	1.07	6	0.99	1.16	1.07	0.06	0.05
OxH52	1.31	54	0.01	1.58	1.28	0.23	0.18
OxI40	1.82	33	1.05	1.99	1.85	0.15	0.08
Total		1,675

In general, the results from SGS Mwanza show evidence of a slight low bias within certain grade ranges on FS submitted samples. Banro have highlighted these concerns to SGS during routine meetings and SGS have conducted a combination of internal and external audits to rectify these issues. SRK (UK) has not reviewed these audit reports at the time of the study. In terms of the entire database a review of the standard reference material indicates the accuracy is with acceptable levels to consider the assays as acceptable.

12.4.2	Inter-Laboratory Check Assays

Banro completed inter-laboratory check assays on a routine basis with the same assay techniques. Sample pulp duplicates have been sent for analyses at both SGS-Mwanza and Genalysis-Perth (Table 15-2 to Table 15-4). The pulp samples cover the entire grade range.

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The samples were submitted at the end of every quarter in batches of between 80 and 100 samples and with insertion of standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. Summary statistics for the two datasets have been determined and the Mean Relative Differences (MRD) of the SGS and Genalysis result have been calculated (Table 15-2 to Table 15-4). The results have been subdivided into material greater than 1.0 g/t and material less than 1.0 g/t, as larger errors in terms of MRD can be expected within the lower grade ranges. The application of 1.0 g/t is useful as can indicate any potential for bias in the ore grade material assayed during the period.

Table 15-2:	Inter-laboratory Comparison – SGS Vs. Genalysis; 1st Quarter 2008
<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	84	84		73	73
Min	0.01	0.01		1.13	0.01
Max	0.93	2.48		30.30	35.98
Mean	0.19	0.21		3.89	4.48
Std Dev	0.25	0.36		4.18	4.96
MRD	10.9%			14.2%

Table 15-3:	Inter-laboratory Comparison – SGS Vs. Genalysis; 2nd Quarter 2008
<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	12	12		192	192
Min	0.01	0.01		1.52	0.30
Max	0.98	1.77		86.10	123.77
Mean	0.72	0.81		7.32	7.54
Std Dev	0.27	0.43		10.76	13.21
MRD	11.7%			4.3%

Table 15-4:	Inter-laboratory Comparison – SGS Vs. Genalysis; 3rd Quarter 2008
<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	9	9		186	186
Min	0.01	0.02		1.01	0.02
Max	0.85	3.55		41.20	46.23
Mean	0.58	1.06		6.83	6.65
Std Dev	0.35	1.04		7.47	7.67
MRD	59.2%			-2.6%

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As shown in Table 15-2 to Table 15-4 the results for 2008 show that above 1.0 g/t Au there is no significant bias with the mean relative difference (MRD) reporting between -2.6 % and 4.3 % during the submission of the latest drilling campaign. The results below 1.0 g/t Au show SGS in general reports low but the MRD show a bias in the second and third quarter due to the limited sample population. The results show a slightly higher grade returned from Genalysis compared to the routine SGS results during the first half of 2008, but this changed in the third quarter to SGS returning higher grades. In addition to the tables SRK (UK) has noted the correlation between the two laboratories has dropped over the year and therefore SRK (UK) would recommend Banro keep monitoring the laboratory closely to note any improvements in performance based on the internal and external audits completed during the third quarter 2008.

12.4.3	Duplicate Coarse Split

A total of 1,377 split duplicates were included in routine sample batches, these are statistically reviewed Table 15-5. A total of 274 (20%) of the duplicates returned assay values of more than 0.5 g/t Au.

Two of these were greater than 20.0 g/t Au and did not repeat with similarly high grades. These samples are associated with sulphide veining where gold appears to be much more nuggety. The two outlier-samples were removed from the data prior to generation of correlation graphs and statistical analysis.

Two correlation graphs (Au >0.5 g/t and Au < 20.0 g/t) were generated and the Au > 0.5 g/t plot displays a satisfactory correlation coefficient and demonstrate an acceptable scatter for course duplication. The charts indicate some potential for sample swaps during the analysis but it is not clear from the study where these swaps might have taken place.

Table 15-5:	Descriptive Statistics of Course Split Sample Pairs
	All Samples		>0.5 g/t Au *
	Original g/t Au	Duplicate g/t Au	Original g/t Au	Duplicate g/t Au
Number of Pairs	1377	1377	274	274
Minimum	0.004	0.005	0.50	0.01
Maximum	47.70	44.20	25.3	22.4
Mean	0.57	0.55	2.07	1.97
Standard Deviation	2.39	2.43	2.80	2.53

* Top cut of 26 g/t applied due to poor correlation of two samples above this cut-off

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Figure 15-2:	XY Scatter Charts of Original versus Coarse Duplicate Splits Submitted to SGS Mwanza (a) All Samples (b) Original Assays between 0.5 g/t and 25.0 g/t

A plot of the absolute percentage difference (APD) between the original and the duplicate values has been created to test the precision (ability of a laboratory to repeat an assay result). The absolute relative difference has been calculated based on the equation:

Abs % Difference =	Abs (Duplicate Assay – Original Assay)	=	Difference
(0.5 * (Duplicate Assay + Original Assay))	Mean

The resultant chart has been plotted initially using all data and a sub-set of data above 0.2 g/t Au. The second series has been created due the large portion of the database below a cutoff of 0.2 g/t (approximately two thirds of the database). The APD below a cut-off of 0.2 g/t can be relatively large as a result of minor differences and therefore these data need to be filtered out. Ideally APD results of error should show 90 % of the data within 20 % APD As shown in Figure 15-3 the Mwanza laboratory currently has 90 % of the data within 30 % and 85 % of the information is with 20 % APD. In dealing with coarse duplicates SRK (UK) deems that the results for the duplicate samples are acceptable.

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Figure 15-3:	Plot of Absolute Percentage Difference versus Percentile Rank of Duplicate Submissions to SGS Mwanza

1.1.5	Blank Samples

There were 1587 blank sample submissions returning a mean value of 0.007 g/t. These are made up of composited granite purchased from ALS Chemex - Mwanza laboratory, the samples are known to be barren. Of the 1587 blank samples, 406 blank samples have been inserted during the submission of samples during the recent drilling campaign. The mean values of the 406 blank samples have been calculated at 0.01 g/t which is at the detection limit for the laboratory. A total of 37 samples (9%) had laboratory results, which were at or above 0.02 g/t as seen in Error! Reference source not found.4. In one case the laboratory result was up to 0.08 g/t Au.

The recent results indicate there is potential that there is an issue with minor contamination at the SGS Mwanza laboratory. A more detailed study of the recent submission indicates that samples returning values greater than the detection have occurred. The grouped nature of slightly high results may indicate periods in which the routine cleaning the equipment between samples was not undertaken thoroughly.

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Figure 15-4:	Submission of Blank Material (Barren Granite) during submissions to SGS Mwanza

12.4.5	Analytical Laboratory Quality Control

Most laboratories have an established quality control routine, which involves the insertion of standard, blank and duplicate samples into every assay batch. At SGS-Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS-Mwanza claim that they re-assay the whole batch.

A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report.

Assessment of the principal analytical laboratory internal duplicates, blanks and standard show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of satisfactory quality.

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13	DATA VERIFICATION

Table 16-1, shows the data type and amount of data employed in the current geological modelling and Mineral Resource Estimates.

13.1	Database and Data Quality
Table 16-1:	Data Employed in Current Estimates
Data Type	Number	Total Length	No. of samples
Historical Trenches (MGL)	71	8,323	4,088
Historical Adit (MGL)	202	13,207	13,716
1997/98 Diamond Holes (CME)	20	9,122	8,557
Re-sampled Adits (CME)	16	1,689	1,613
Follow up	6	966.4	624
Follow up (Phase I) DD holes	33	6,421	6,881
Follow up (Phase II) DD holes	38	10,616	11,194
Follow up (Phase III) DD holes	29	6,835.78	7,602
Recent (Phase III cont) DD holes	116	22,114	24,534

13.2	Adit Check Sampling

In the 1960’s approximately 13,207 metres of adits were developed and sampled by MGL. A programme of data verification was completed by CME by re-sampling 1,613 of the original 13,716 adit channel samples recorded by MGL. In total, 16 adits (including crosscuts) were rehabilitated in part or in whole and were mapped at a scale of 1:100 and channel sampled at one metre intervals. A total of 1,613 channel samples were collected from both walls of the adits. A graphical illustration of gold results for the MGL and CME sampling is provided in Figure 16-1.

Figure 16-1:	Comparison of ACME Vancouver vs MGL Kamituga Laboratories

A direct sample-to-sample comparison between CME and MGL results was difficult due to the inability to accurately locate the historical sample locations. However, using the

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crosscuts as reference points, comparisons were made to within an estimated accuracy of two metres. Additionally, MGL sampling was undertaken at 2 metre intervals, while CME's sampling was undertaken a 1 metre intervals. Composites of significant intersections using a 1 g/t Au cutoff from CME’s re-sampling of the adits with corresponding MGL results are presented in Table 16-2. Gold highs for both sets were not capped.

Table 16-2:	Adit Sampling - Statistics of Composites
Company	No. of Composites	Minimum (g/t Au)	Maximum (g/t Au)	Ar. Mean (g/t Au)	Std. Deviation (g/t Au)	Weighted Mean (g/t Au)
MGL	40	0.25	6.37	3.05	1.57	3.76
CME	40	1.15	10.24	3.59	1.99	3.45

MGL and CME results over the same interval compared well. CME sampling results appear to return slightly higher gold (+8%) values than the MGL results over the same sample intervals. SRK has not factored the MGL results to reflect this possible under-estimation.

13.3	Data Validation

The primary sample data files were validated in several ways:

•	By visually checking summary statistics of all data fields to ensure they do not exceed reasonable limits and unrecognized rock codes.
•	By passing the data through a general validation super process that identifies, amongst others duplicate samples, reversed and over-length intervals as well as overlapping sample limits.
•	By plotting the samples in plan and in section and comparing the sample locations and assay values.
•

Minor errors identified were corrected for further processing. A number of transcription errors were recorded in the database (i.e. TDD224, 229, 304) due to a sample numbers entered in the gold column. The error has been reported to Banro and the files corrected accordingly.

SRK (UK) has reviewed logging procedures on site and the updated electronic files provided by Banro in addition to an independent review of the quality control database returned from the laboratory. SRK (UK) has highlighted the lower quality in the returned assays during the third quarter of 2008 will need to be monitored. But it is SRK (UK)’s view that the data available is valid and therefore can be used as the basis for the updated Mineral Resource Model.

14	ADJACENT PROPERTIES

For the purposes of this report and in accordance with the definitions and requirements of National Instrument 43-101, there are no “adjacent properties” to Twangiza.

15	MINERAL PROCESSING AND METALLURGICAL TESTING
15.1	METALLURGICAL TESTWORK
15.1.1	Background

Scoping study recovery metallurgical tests were conducted on the Twangiza Main and North ore bodies. Each ore body included oxide, transition and fresh non-refractory ore types. The

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testwork conducted included recovery (flotation, gravity and cyanidation processes) and comminution tests. The scoping study results were used to develop the initial process flowsheet for the Twangiza ore body.

The scoping study testwork results are contained in the following reports:

•	September, 2007, SGS, “Laboratory Testwork: Scoping Study – Banro Twangiza Project (Democratic Republic of Congo)”, Report # MET 07/U82 TWA
•	October 5, 2006, SGS, “Procedural Diagnostic Leach Appraisal on 11 Gold Bearing Ore Samples”, Report No. MET 06/S16
•	April 20, 2007, SGS, “Bulk Rougher Flotation Testwork on Twenty Three Gold Ore Samples”, Report No. Flotation 07-412
•	July 3, 2006, SGS, “Flotation Testwork on a Gold Bearing Ore Blends from Banro-Twangiza Mine”, Report No. Flotation 07/132
•	June 28, 2007, SGS, “Mineralogical Characterization and Gold Deportment Study on Five Gold Ore Samples from the Twangiza Gold Deposit, DRC”, Mineralogical Report No. MIN 0507/066
•	October 3, 2007, SGS, “Bio-oxidation Test Program on Twangiza Concentrate”, Report No. BIOMET 07/06
•	October, 2007, Geobiotics, “Phase 1, Report for GEOCOAT® Amenability Test”
•	April 22, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North and Main Composite Middlings and Tailings”, Report No. BIOMET 08/09

Based on the initial scoping results which were deemed to be insufficient, SENET initiated a pre-feasibility study testwork program to ascertain and improve on the gold recoveries and reagent consumptions.

The pre-feasibility study utilized the results obtained from tests conducted by various laboratories that were carried out under SENET supervision. A list of the reports from these laboratories is provided below.

•	April 22, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North and Main Composite middlings and tailings”, Report # BIOMET 08/09
•	May 26, 2008, SGS, “A General Mineralogical and Gold Deportment Study on two Gold bearing ore Samples from the Twangiza Project”, Report # MIN 0208/038a
•	June 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/03/08.
•	July 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Gold Recovery Circuit at the Twangiza Project” Report No. SENET/03.2/08.
•	July, 2008, Paterson & Cooke, “Twangiza Project: Results of Bench-Top Thickening and Rheology Testwork”, Report No. SEN-TWA-8144R01 Rev 0

Further metallurgical tests were conducted to raise the level of confidence to feasibility level and results of these tests are contained in the reports listed below.

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•	July 4, 2008, SGS, “Metallurgical Test Programme for Gold Bearing Ore Sources (Twangiza Non-Refractory FP Samples”, Report No. Met/08/131 Rev2
•	August 07, 2008, SGS, “Cyanide Destruction Testwork on Twangiza Main Fresh and Transitional Composite Middlings and Tailings”, Report No. BIOMET 08/15
•	August 08, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North Fresh and Transitional Composite Middlings and Tailings”, Report No. BIOMET 08/18
•

August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Main Ore Body Fresh and Transition Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/05/08.

•	August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Recovery Circuit at the Twangiza Project Main Ore Body Hard Ores” Report No. SENET/05.1/08.
•

August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two North Ore Body Fresh and Transition Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/06/08.

•	August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Recovery Circuit at the Twangiza Project North Ore Body Hard Ores” Report No. SENET/06.1/08.
•	November 20, 2008, SGS, “Metallurgical Test Programme: Senet Project – Twangiza Oxide”, Report No. Met07/BB27
•	December 10, 2008, Mintek, “Twangiza Comminution Test Work Report”, Report No. MPC-584
•	January, 2009, Orway Mineral Consultants (OMC), “Twangiza Gold Project Comminution Circuit Design”, Report No. 8282
•	February 10, 2009, SGS, “Metallurgical Test Programme: Senet Project – Twangiza Non-Refractory Variability Samples”, Report No. Met07/BB27

The results and findings obtained from various laboratories and consultants at scoping, prefeasibility and feasibility study levels were used in the development of the flowsheet and process design basis for the process plant used in the feasibility study as summarized in Table 18.1.

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Table 18.1:	Summary of Process Design Basis

The design basis was incomplete for the transition CMS and fresh CMS ore types as only bottle-roll tests were conducted on Twangiza transition and fresh CMS samples under excess cyanide conditions with only the head grade and laboratory leach dissolutions being logged.

15.1.2	Review of Scoping Study Metallurgical Testwork

This section gives a summary of the results of the metallurgical tests that were conducted by SGS in 2007. Details of the origin of samples, test methods and detailed results are contained in the reports from SGS referenced above and are part of the scoping study technical report produced by SENET dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”.

The following are major highlights from the SGS scoping study metallurgical tests.

•

Bond Ball Mill Work indices (BBWi) obtained ranged from about 3.2 – 13.2 kWh/t metric. It was noted that the oxides were in the in the very soft category and transition and fresh were in the medium band.

•	The abrasion results ranged from 0.0096 to 0.66 which showed that the oxides were in the low abrasive category whilst the transition and fresh was in the medium to high abrasive classes.
•

Diagnostic leach tests indicated that gold in oxides was amenable to direct cyanidation while transition and fresh samples displayed that some of the gold could easily be recovered with direct cyanidation technique and some could hardly be recovered using this method.

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•

Mineralogical investigations on transition and fresh samples revealed that a fair proportion of the “not so easy” to recover gold was associated with arsenopyrite and pyrite and that only 30-60% of the gold would be amenable to direct cyanidation, a phenomenon that was proved in the later stages of scoping study tests.

•	The oxides (main & north) responded well to gravity and leach recovery testwork with overall recoveries of 90% being attained.
•

Bottle-roll tests conducted on transition and fresh samples under excess cyanide conditions indicated existence of distinct lithologies within each ore type. Each lithology responded differently to direct cyanidation as:

➢	Transition FP – 81%
➢	Transition CMS – 38%
➢	Fresh FP – 91.8%
➢	Fresh CMS – 54%
•	This led to flotation followed by dissolution of the float concentrates and tails of all lithologies being pursued as an alternative recovery means which gave:
➢	Generally >95% of the gold was recovered in the concentrates in all instances.
➢	Mass pulls were generally high; ranging between 30-50%. In instances where low mass pulls were obtained (10-15%), low gold recoveries were also noted.
➢	For CMS, it was noted that there was no significant improvement in dissolution of concentrates and float tails compared to dissolutions obtained on the “as Received” samples.
➢	For FP, it was noted that there was dissolution remained the same for the leach of the concentrates and float tails compared to dissolutions obtained on the “as Received” samples.
•

Based on poor recoveries on both float concentrates and tailings for CMS material, bio-oxidation was pursued as an alternative treatment route which yielded a sulphide oxidation of 95% after 29 days and final gold recovery of 88% from the oxidised residue which represented an extra 30% improvement in recovery over direct cyanidation. While the tests demonstrated that the ore was amenable to bioxidation, the mass pulls obtained were high (between 30 and 50%) which gave heap leach of the concentrates (process called GEOCOAT®) as the “only” option but due to real estate limitations at the Twangiza site, this option was “shelved”.

15.1.3	Review of Pre-Feasibility Study Metallurgical Testwork

Following a review of the scoping study metallurgical test results, a test programme for the pre-feasibility study was embarked on and was divided into two phases, namely:

•	Phase 1: Optimization tests aimed at establishing optimum parameters for gold recovery and characterization of the comminution properties.

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•	Phase 2: Variability testwork aimed at testing the optimum conditions / parameters on variability samples.

The following is a summary of the pre-feasibility study testwork findings and detailed results are contained in the reports from SGS, Knelson Concentrators Africa and Paterson & Cooke referenced above and are part of the prefeasibility study technical report produced by SENET dated August 13, 2008 and entitled “Pre-feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”.

15.1.3.1	Mineralogy
•

The mineralogical testwork was conducted on the main & north oxide composite samples. No mineralogy tests were conducted on transition and fresh ore types as the work conducted during scoping study phase was deemed to be adequate.

•	The Twangiza north oxide ore is characterised by coarse (mostly >75µmECD) liberated gold (>99%) and gravity gold recovery could be an option for this type of ore.
•

Twangiza main oxide ore is characterised by finer-grained gold (all <75µm ECD) with a substantial proportion locked in gangue minerals (~20%) which could potentially exhibit recovery problems. Both Twangiza main and north oxide ore indicated presence of considerable amounts of clay minerals that could have the following important process implications such as mill selection, thickening and equipment sizing such as pumps, agitators and interstage screens.

15.1.3.2	Comminution Results of Composite Samples

The following are major highlights from the comminution tests performed on the composite samples:

•	The Bond Rod Mill Work Indices (BRWi) for main oxide and north oxide was classified as soft.
•

The abrasion indices (Ai) for the oxides were all <0.05 which classified them as very low abrasive ores. The transition and fresh abrasion indices were classified as moderately abrasive. This indicates that medium grinding media consumptions and liner wear will be expected.

•	The Bond Crushability Work Indices was only performed on the oxide and showed the ore to be very soft.
•	The UCS results for the oxides indicated that the ore is very soft (<50MPa) and should be treated using a mineral sizer.
15.1.3.3	Comminution Results of Variability Samples

Variability comminution testwork results and findings, BBWi only, are summarized below.

•	The BBWI results showed that the main and north oxides exhibited very soft to soft behaviour (1.8-7.4kWh/t)
•	The main transition FP non refractory samples were in the medium hardness category (9.1-14.5 kW/h) and north transition FP non refractory in the medium to hard class (10.7-18.2 kWh/t).

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•	The Bond ball work indices of main fresh FP non refractory indicated medium hardness (10.8-13.4 kWh/t) whilst the north fresh FP non refractory showed a range of medium to hard (14.3-16.2 kWh/t).

The results obtained from the variability testwork showed that the ore is variable in nature and this should be taken into account when designing the comminution circuit.

15.1.3.4	Recovery Testwork

Optimisation testwork was performed on the main and north oxide composite samples during the scoping study. The optimum conditions obtained during these tests were used to evaluate the variability nature of the ore.

No optimisation recovery tests were performed on the non refractory transition and fresh samples during the scoping study. It was therefore necessary to perform these tests during the pre-feasibility study.

A summary of the prefeasibility testwork results is shown below:

Gravity and Intensive Cyanidation Testwork (Oxides only):

•

Twangiza main oxides displayed less gravity recoverable gold than Twangiza north oxides which is in line with mineralogical investigations. However in both cases, the recoveries warranty the installation of a centrifugal concentrator to recover the free gold ahead of CIL.

•	Twangiza main oxides obtained a GRG recovery of 28.7% which equated to a predicted plant gravity recovery of 20.9%
•	Twangiza north oxides achieved a higher GRG recovery of 49.7% which equated to a predicted plant gravity recovery of 43.4%
•	These gravity recoveries obtained for the oxides were in line with the recoveries obtained during the scoping testwork phase.
•

Intensive cyanidation testwork, performed on the gravity concentrate gave dissolutions >95% irrespective of the concentrate grades in less than 24 hours. This is an indication that concentrates will easily be leached during plant operations. An intensive cyanidation reactor followed by electrowinning was therefore considered as part of the gravity gold recovery system.

Variability Leach Testwork (Oxides only)

•

The calculated head grade of main oxide varied from 1.99g/t to 5.04g/t with minimum and maximum recoveries of 83.66% and 88.51%. This showed that this ore body when leached obtained similar recoveries irrespective of head grade.

•

North oxide variability samples calculated head grade ranged from 0.74g/t to 1.97 g/t and obtained dissolutions between 70.12% and 89.77%. The varying range in the dissolution demonstrated that this ore is highly variable which could be an indication of presence of some refractory material in the oxides.

•

The sodium cyanide consumption for the oxides was less than 1 kg/t on the overall but this was much higher than what was obtained during the scoping study which could be an indication of the variable nature of cyanide consumers associated with the oxide ore. The lime consumptions were generally very high however still

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comparable to what was achieved during the scoping study, for all samples that were tested.
15.1.3.5	Cyanide Detoxification (Oxides only)
•	Bench scale cyanide destruction testing was performed on composite samples of oxide leach tailings generated from metallurgical testwork.
•

The relative effectiveness of ferrous sulphate, sodium metabisulphite, sodium metabisulphite plus copper, hydrogen peroxide and alkaline chlorination at removing or destroying soluble cyanide forms in the tailings were compared and results showed that the alkaline chlorination and ferrous sulphate gave the best cyanide destruction however was not chosen as the selected route because of environmental reasons. The use of sodium metabilsulphate and copper was chosen as the effective method, with 82% destruction.

15.1.3.6	Transition & Fresh (Main & North) Optimisation Recovery Testwork
•

Bulk gravity tests were performed on main and north (transition and fresh) non refractory composite samples to produce middlings and tailings for the leach optimisation testwork and gravity concentrate for the intensive cyanidation testwork.

•

Gravity - The composite samples showed gravity recoveries varying from 4.5 to 21%, with mass pulls ranging from (0.33 – 0.5) %. These test results are inconclusive and proper EGRG tests were scheduled to be performed during the feasibility testwork phase.

•

Intensive Cyanidation - Intensive cyanidation tests were performed on the primary gravity concentrates and fairly high gravity concentrate dissolutions (>90%) were obtained for the transition main and north samples. Approximately 85% gold dissolution was obtained for the fresh main and north gravity concentrates which could be an indication of the presence of some refractory material in the concentrates. On the overall, the concentrates responded well to cyanidation.

•

Preg-robbing - The preg-robbing test results showed that the transition and fresh ores displayed potential for preg-robbing and this is in line with the mineralogical findings conducted during scoping study phase. All further tests were therefore conducted using the CIL treatment route.

•

Effect of Grind - It was noted for all ore types that there was an increase in dissolution with finer grinding and an optimum grind of 80% -75 um was chosen which is in line with the selected grind for oxides. This grind was thereafter used for all subsequent testwork.

•

Effect of Cyanide Addition - Transition and fresh (main and north) recoveries increased with increase in cyanide addition from 1.0 to 3.0 kg/t. However the increase in cyanide consumptions and hence costs, erodes the benefits associated with extra recovery. It is thus recommended that cyanide addition rates be maintained at 2 kg/t.

•

Effect of Time and Oxygen - An increase in dissolution was noted with an increase in leach time (above 24hrs) however 24 hrs was selected as the optimum leach time in order to reduce the number and size of due the leach tanks.

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15.1.3.7	Settling and Viscosity
•

Settling testwork was conducted by Paterson and Cooke on oxides, transition and fresh samples obtained from Twangiza main and north ore bodies. The detailed report is entitled “July, 2008, Paterson & Cooke, “Twangiza Project: Results of Bench-Top Thickening and Rheology Testwork”, Report No. SEN-TWA-8144R01 Rev 0”

•

The main and north oxide mill feed slurries exhibited similar rheological characteristics and was classified as pastes at mass solids concentrations larger than 52% w/w. Slightly higher yield stress and viscosity values were achieved for the north oxide and it was found that due to the high viscosities, investigation of adding viscosity modifiers to the milling circuit was necessary.

•	No thickener will be included in the Twangiza design but flocculant addition and thickener sizing information is included in the Paterson and Cooke report should results be required.
15.1.4	Review of feasibility study metallurgical testwork

Following the review of the scoping study and the pre-feasibility metallurgical test results, SENET proposed a test program for the feasibility study whose aims and objectives were:

•

To characterise the ore body further with respect to its comminution characteristics by performing SAG mill tests to support the flowsheet developed during the pre-feasibility study or develop a new flowsheet for the feasibility study.

•	To determine the variability of the ore by using the optimum parameters achieved during the scoping and pre-feasibility testwork phases for gold recovery.

The results for the gravity recoverable gold tests (EGRG) and cyanide detoxification that were performed on main and north transition and fresh composite samples during the pre-feasibility testing phase were only available after completion of the pre-feasibility study and will be included as a summary in this section.

15.1.4.1	Gravity Recovery – Main and North Transition and Fresh Samples

Knelson Africa, was commissioned to perform GRG tests and simulation of the results using KCMOD*Pro model to predict circuit recovery and the result and their findings is contained in four reports noted below.

•

August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Main Ore Body Fresh and Transition Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/05/08.

•	August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Recovery Circuit at the Twangiza Project Main Ore Body Hard Ores” Report No. SENET/05.1/08.
•

August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two North Ore Body Fresh and Transition Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/06/08.

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•	August, 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Recovery Circuit at the Twangiza Project North Ore Body Hard Ores” Report No. SENET/06.1/08.

The results are summarized in Table 18.2.

Table 18-2:	Predicted Plant GRG Recoveries
Ore Type	GRG Value (%)	Predicted Plant GRG Recovery (%)
Main Transition	16.7	11.8
Main Fresh	11.6	6.6
North Transition	53.8	41.6
North Fresh	36.1	26.5

The liberation and recovery patterns for the Twangiza main transitions and fresh ores represent a very difficult situation for gravity recovery as the GRG values are low, F80 is course and the free gold that does appear is finely disseminated. This will present a difficult and low-value opportunity for gravity recovery as can be seen by the results above.

Twangiza north transition and fresh samples, liberation and recovery patterns represented a near ideal situation for gravity recovery as the GRG values were high, unlike the main ore body and there was an unusually low proportion of fine GRG that was difficult to recover. A gravity recovery stage was therefore included for the Twangiza process plant

15.1.4.2	Cyanide Destruction

Bench scale cyanide destruction testing was performed on samples of leach tailings generated from metallurgical testwork. The samples were as follows:

•	Main Transition
•	Main Fresh
•	North Transition
•	North Fresh

SGS performed the cyanide destruction tests and the results and findings are contained in two reports listed below.

•	August 07, 2008, SGS, “Cyanide Destruction Testwork on Twangiza Main Fresh and Transitional Composite Middlings and Tailings”, Report No. BIOMET 08/15
•	August 08, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North Fresh and Transitional Composite Middlings and Tailings”, Report No. BIOMET 08/18

Two methods were used on the transition and fresh samples; sodium metabisulphite plus copper, and Caro’s Acid for removing or destroying soluble cyanide forms in the tailings. A summary of WAD Cyanide removal and reagent consumptions are shown in Table 18-3.

The WAD (Weak Acid Dissociable) cyanide removal efficiency for all samples was very low and this was due to the high WAD CN in the feed to the detox. The WAD cyanide removed ranged from 218 to 594 ppm which is higher than what will be expected in the plant. The

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cyanide destruction process will be designed to be run on a continuous basis but was performed batch wise at the lab and is less efficient and tend to require more reagents for efficient cyanide removal. The reagent consumptions are therefore exaggerated and should be lower.
Table 18-3:	Summary of Cyanide Destruction Results – Transition and fresh

15.1.4.3	Comminution Appraisal

Comminution testwork was performed in two phases. The first phase involved performing the tests on individual composites of the transition and fresh ores types, main and north ore bodies. These results were analysed and the data was provided for the second phase to Orway Mineral Consultants (OMC), one of the renowned grinding circuit design specialists, for interpretation and mill sizing by comparison against their existing database.

Mintek carried out full bench scale comminution tests that included the standard bond work index tests, Advanced Media Competency Tests (AMCT) and JKTech drop weight testing. A summary of the results is shown in Table 18-4 and Table 18-5. The detailed results can be found in the report by Mintek, “December 10, 2008, Mintek, “Twangiza Comminution Test Work Report”, Report No. MPC-584”

Table 18-4:	Summary of Bond Work Index Tests

Table 18-5:	Summary of AMCT and JKTech Drop Weight Tests

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The four ores were characterised into two groups; main fresh and north fresh was of medium hardness and main transition and north transition are soft. The results showed that the ores would not be amenable to fully autogenous milling. The BBWi:BBRi was less than 1.1, indicating that the ore has a tendency to break down into a size that can easily be handled by a secondary ball mill.

The bond crushability index results showed that all ore types have low crushability indices and are characterised as very soft (values <10kWh/t).

The low UCS values that were recorded for main transition and north transition indicated that they are soft and will fracture easily. Main fresh and north fresh were more competent and were classified as hard ores.

The main parameters from the JKTech testing, A*b, was consistent with the rest of the tests conducted and indicated the fresh rock main and north ores were more competent than the transition ores.

Comminution testwork results were forwarded to Orway Mineral Consultants (OMC) for ore interpretation and modelling that was used for the design of the comminution circuit for Twangiza.

A summary of OMC’s interpretation, findings and recommendations are as follows and detailed information can be found in the report by OMC referenced ”January, 2009, Orway Mineral Consultants (OMC), “Twangiza Gold Project Comminution Circuit Design”, Report No. 8282”:

•

The ore interpretation showed that the ore had a low competency and showed lower fracture energies when compared to their database. This meant that Twangiza ore will not provide good lump media for AG and SAG grinding.

•

A combination of the JK parameters and OMC power modelling demonstrated that the North Fresh ore deposit exhibited the highest SAG and ball mill specific grinding energies and was used as the limiting factor for the design of the circuit.

•	OMC suggested that a SABC and a SS SAG comminution circuit designs be considered. The power at pinion required for both options is as follows:
➢	SABC (4716 + 5070 kW) – 9786 kW
➢	SS SAG – 9900 kW
•

Higher throughputs will be expected when treating the oxide and transition material as they are softer. The maximum throughput will be limited by the total volume flow in the circuit as excessive water will be required to overcome the viscosity issue for the oxode ore.

•	The throughputs in the SABC circuit selection will be from 505 – 700tph and 505 – 625tph in the SS SAG circuit.
•	The SABC mill sizes selected were as follows:
➢	SAG mill – 8.5m Ø x 4.45mEGL (Grate discharge, variable speed 6.2MW motor)
➢	Ball mill – 6.1m Ø x 9.07mEGL (Over-flow discharge, fixed speed 6.2MW motor)

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•	Mill for the SS SAG circuit was sized at 9.75m Ø x 6.38mEGL (Grate discharge, fitted with a 12MW variable speed drive)
•	The liner and ball consumptions were as follows:

Consumables	Unit	SABC	SS SAG
SAG Mill
Ball Consumption	kg/t milled	0.389	0.739
Liner Consumption	kg/t milled	0.077	0.146

Ball Mill
Ball Consumption	kg/t milled	0.538
Liner Consumption	kg/t milled	0.071

•	Recommendations raised by OMC are shown below:
➢	The milling circuit mill sizes should be reviewed once the preferred circuit configuration is selected and expected fed blend defined when the mining schedule is confirmed.
➢	The milling turndown scenarios need to be investigated when softer oxide and transition ores are treated.
➢	Viscosity modifiers should be considered when treeing oxide ore to ensure that higher milling densities can be achieved.
15.1.4.4	Recovery Variability Testing

The aim of the variability tests was to establish the degree of variability within the ore zones identified with respect to their metallurgical response using the optimum conditions determined during the scoping and pre-feasibility testwork phases as listed below.

•	Oxides – Grind of 80% -75µm, 24 hr leach time, pH of 10.5 and cyanide addition of 1kg/t
•	Transition and Fresh - Grind of 80% -75µm, 24 hr leach time, pH of 10.5 and cyanide addition of 2kg/t

A summary of the variability results is shown below and the detailed reports containing the results is contained in the following reports:

•	November 20, 2008, SGS, “Metallurgical Test Programme: Senet Project – Twangiza Oxide”, Report No. Met07/BB27
•	February 10, 2009, SGS, “Metallurgical Test Programme: Senet Project – Twangiza Non-Refractory Variability Samples”, Report No. Met07/BB27

The results obtained during the variability tests showed the Twangiza ore is variable.

Oxide Variability Testwork

Gravity and leach variability testwork was performed during the prefeasibility and results showed that the samples were highly variable obtaining recoveries less than 90% which was originally obtained during the optimisation testwork phase. The lime consumptions were also very high. This led to SENET requesting more samples (main and north) for repeat

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variability tests to increase the confidence level of the results obtained. A summary of the results is shown below.

Table 18-6:	Main Oxide Variability Results

Table 18-7:	North Oxide Variability Results

The cyanide consumption decreased from the prefeasibility testwork and the lime consumption varied from 2.91 to 6.01 kg/t which was high but comparable to what was previously obtained. On average the recoveries were similar to the scoping and optimisation results. The varying range in the dissolutions demonstrated that this ore is highly variable which could be an indication of the presence of some refractory material in the oxides. This applied to both the main and north ore bodies.

Transition and Fresh Variability Testwork

The testwork was performed on the initial samples (labelled ‘sack’) that were sent and additional samples that were requested to confirm results, recoveries and reagent consumptions.

Recovery variability testwork was performed on fourteen main transition and fresh samples. Only one fresh sample was tested due to sample availability and eight north transition and five north fresh samples underwent leach variability testwork

The results showed that both the main and north ore bodies are highly variable with regards to reagent consumptions and dissolutions. This could be due to the presence of refractory transition and fresh material in the samples that were submitted as was noticed with the oxides. The results are summarised in Table 18-8 and Table 18-9.

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Table 18-8:	Main Transition & Fresh Variability Results

Table 18-9:	North Transition & Fresh Variability Results

15.1.5	Sample Selection

Sample selection was carried out by Banro, who selected and provided samples as per various SENET requests.

15.2	MINERAL PROCESSING
15.2.1	Process Plant Summary

The proposed Twangiza Process Plant design is based on well known and established Gravity/CIL technology, which consists of single stage crushing, SAG milling, ball milling, gravity recovery of free gold followed by leaching/adsorption of gravity tailings, detoxification of tailings, elution & gold smelting and tailings disposal. Services to the process plant will include reagent mixing, storage and distribution, water and air services.

The plant will treat 5 million tonnes per annum of oxide and 3.75 million tonnes per annum transition and fresh ores if campaigned through the plant separately or a combination if required. The plant design accommodates the sequential and combined processing of the different ore types while keeping the design as simple as possible.

Milling will consist of a primary SAG mill, secondary ball mill and a pebble crusher. The SAG mill will be operated in open circuit while the ball mill will be in closed circuit with a hydro-

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cyclone cluster. Pebbles generated from the SAG mill will be conveyed to a pebble crusher where they will be further reduced in size and re-circulated to the SAG mill especially when treating competent ore. The discharge from both mills will be combined in a cyclone feed sump and will be pumped to the cyclone cluster for classification.

A proportion of the cyclone underflow will be bled to the gravity circuit for recovery of gravity gold with the balance gravitating to the ball mill for further size reduction. Gold will be recovered from the concentrates through a combination of intensive cyanidation and electrowinning facilities.

The overflow from the cyclone cluster will be pumped to the Leach/CIL circuit where gold will be dissolved in cyanide solution and adsorbed onto carbon. The resultant CIL tailings slurry will be subjected to a cyanide destruction process prior to being pumped to the tailings disposal and storage facilities.

Loaded carbon from CIL will be acid washed prior to elution, followed by re-activation of the eluted carbon. The solution from the elution circuit will be subjected to electrowinning; where gold will be deposited onto cathodes as sludge. Periodically, the sludge will be washed off the cathodes and dried. The dried gold “sludge” will then be smelted to produce gold bullion which will be shipped to the refinery.

A block diagram and a simplified flow sheet of the Twangiza Process Plant are shown in Figure 18-1 and Figure 18-2, respectively.

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Figure 18-1:	Twangiza Process Plant Block Flow Diagram

PRIMARY CRUSHING (HARD ROCK)
STOCKPILE
SAG MILLING
Oversize
PEBBLE CRUSHER
LIME
PRIMARY CRUSHING (SOFT ROCK)
BALL MILLING
Tails
GRAVITY
Concentrate
Tails
INTENSIVE CYANIDATION
CAUSTIC SODA
PRELEACH
RAW WATER
SODIUM CYANIDE
ACID WASH
ELECTRO-WINNING
HYDROCHLORIC ACID
CIL
ELUTION (ZADRA)
GOLDROOM
COPPER SULPHATE
PROCESS WATER
REGENERATION
GOLD BULLION
SMBS (Sodium Metabisulphite)
TALINGS STORAGE FACILITY
CYANIDE DETOXIFICATION
Legend
Gold Ore
Process Water
Lime
Caustic
SMBS
Gold Sludge
Eluant / Pregnant Solution
Gold Slurry
Raw Water
Cyanide
Hydrochloric Acid
Copper Sulphate
Carbon

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Figure 18-2:	Twangiza Overall Flow Diagram

ROM
ROM
INTENSIVE CYANIDATION

TWANGIZA

OVERALL FLOWSHEET

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15.2.2	Process Plant Description
15.2.2.1	Crushing
a.	Soft Rock Crushing

Oxides were noted to be particularly soft and will thus need to be treated through a soft rock crushing facility consisting of a mineral sizer whose product (P100 of 250 mm) will be fed directly to the milling circuit at a rate of 670 tonnes per hour. The oversize material on the static grizzly will be broken down using a hydraulic rock breaker, located at the same level as the ROM bin grizzly and can be moved to the hard rock crushing ROM bin when hard rock crushing is required.

Soft oxide ore will be tipped into the 100 m3 ROM bin from dump trucks or from front end loader. A tractor type apron feeder will be used to withdraw ore from the ROM bin at a controlled rate to feed the mineral sizer. The crushed product will be discharged onto the soft rock discharge conveyor, and then onto the soft rock transfer conveyor, which in turn will feed the SAG mill feed conveyor.

A 10 tonne electric hoist will be located above the mineral sizer and will be used to remove any boulders from the crusher in the event of a choke and will also be useful for minor maintenance

Containment of dust in the soft rock crushing area will be achieved through use of conveyor skirting on discharge points and dust suppression systems utilizing atomized water sprays at points identified as potentially high in dust generation

b.	Hard Rock Crushing and Stockpile

The primary hard rock crushing plant will be designed to treat ore at a rate of 650 tonnes per hour to a product size of 100% passing 300mm through a single stage jaw crusher for a period of 18 hours a day.

The ROM bin, with a capacity of 100 m3, giving at least one and half times the truck size, will be equipped with an 700 x 700mm static grizzly, which will ensure that oversize material will not report to the primary crusher. Static oversize material will be broken by a mechanical rock breaker or equivalent.

A tractor type apron feeder located under the ROM bin will be used to withdraw ore from the bin at a controlled rate and will discharge onto a vibrating grizzly feeder to scalp off the fines (-150mm material) while the oversize from the feeder reports to the crusher. The feeder undersize; -150 mm; will discharge onto the primary crusher discharge conveyor.

The primary jaw crusher, at a closed side setting of 150mm, will reduce the oversize material to a product of 80% passing 150 mm. The product from the jaw crusher will be discharged onto the primary crusher discharge conveyor.

A 10 tonne electric hoist will be located above the jaw crusher and will be used to remove any boulders from the crusher in the event of a choke and will also be useful for minor maintenance

Containment of dust in the hard rock crushing area will be achieved through use of conveyor skirting on discharge points and dust suppression systems utilizing atomized water sprays at points identified as potentially high in dust generation

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c.	Mill Feed Stockpile

The scalped vibrating grizzly undersize and primary jaw crusher product will combine and be transferred from the primary crusher discharge conveyor to the stockpile feed conveyor where it will be conveyed to a 10,000 tonne live conical stockpile.

Ore will be reclaimed from the stockpile onto the SAG Mill Feed Conveyor by three 1.25 m wide x 2.5 m long variable speed pan feeders. Each pan feeder will be sized to reclaim 505 tph and one or a combination of these feeders running at reduced speeds will be used to supply ore to the SAG Mill.

Containment of dust will be achieved through use of conveyor skirting on discharge points and dust suppression systems at points identified as potentially high in dust generation. The system will utilize atomized water sprays. A dust extraction fan, located in the stockpile tunnel will also assist in the removal of dust from the stockpile tunnel. Control of spillage in this stockpile area will be by means of a spillage pump.

15.2.2.2	Milling and Classification

The milling circuit will consist of SAG and ball mills, capable of treating:

•	670 tph soft rock
•	505 tph hard rock

In addition, a pebble crusher will be installed to reduce the size of the pebbles generated by the SAG mill.

The grate discharge SAG mill, 8.5 m Ø, 4.27 m EGL with an installed power of 6500 kW, will be operated at a ball load of 8% by volume up to a maximum 15%. This mill will be equipped with a variable speed drive to maximize capacity under varying ore competency and liner conditions.

A SAG mill feed by-pass conveyor will be installed to allow for material to be fed directly to the ball mill in the event where a SAG mill is on maintenance.

Discharge product from the SAG mill at P80 of 700 µm and 55% and 65% solids by weight for soft and hard ore respectively, will be passed over a trommel screen with 12 mm slotted apertures to scalp off pebbles which would otherwise damage the mill discharge pumps.

Pebbles will be conveyed to the pebble crusher via an over-band electro-magnet, which will remove any escaped grinding media and or steel. The pebble crusher feed conveyor will be equipped with a weightometer, for mass measurement which together with the SAG mill feed weightometer, will be used to determine amount of feed dilution water to the SAG mill. In addition, a metal detector will be installed which will enable bypass of the pebble crusher in the event where metal is detected in the feed to the pebble crusher, which would otherwise damage the crusher’s lining. During periods when the crusher is being maintained, the same bypass facility will be utilised to ensure continued production.

The recycle crusher will be operated at closed side setting of 12 mm and product from this crusher will be discharged onto the SAG mill feed conveyor.

The SAG mill trommel screen undersize will be combined with ball mill discharge in the cyclone feed sump where it will be diluted to the correct density (51% and 61% solids by weight for soft and hard ore respectively) prior to pumping to a hydrocyclone cluster.

Cyclone overflow at P80 of 75 µm and 36% and 42% solids by weight for soft and hard ore respectively will gravitate to a linear screen as milled product for trash removal while the

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underflow will gravitate to the ball mill for further size reduction. A facility to bleed part of the cyclone underflow to the SAG mill for grind optimization will be installed.

The ball mill will be a 6.1 m Ø x 9.0 m EGL, overflow discharge type mill fitted with a 7,000 kW fixed motor.

Lime will be pumped through a ring-main and will be dosed into the SAG mill with an option to bypass to the ball mill. Addition of lime to the mill inlet will be rationed to mill fresh feed and in the event where pH measure in the pre-leach tank is lower than set-point then additional lime will be added to the pre-leach tank until required pH levels are achieved.

Milling and cyclone spillage will be contained in a concrete bund area with an inclined floor to direct spillage to two sumps. One sump will be allocated for the mill feed spillage and the other will allow for the mill discharge and cyclone spillage. Each sump will have a vertical spindle spillage pump which will discharge into the mill discharge sump.

15.2.2.3	Gravity

Due to the presence of free gold in the ore, the removal of coarse gold prior to CIL reduces the possibility of gold lock-up and improves the leach kinetics of the ore.

A portion of the cyclone underflow will be bled off to a 2.135 m wide x 4.88 m long scalping screen to remove the +2mm material and screen underflow will be diluted to a density of about 47% by weight and fed to a centrifugal concentrator to recover the free gold. The scalping screen oversize will gravitate to the ball mill feed hopper and the tailings from the concentrator will gravitate to the cyclone feed sump.

The concentrates from the gravity recovery unit will periodically be discharged into a Gekko ILR feed cone until the leach cycle is ready and will be leached for 14-16hrs, batch wise using an In-line Leach Reactor (ILR 1000).

The pregnant solution stored in the gravity electrowinning tanks will be pumped to a dedicated electrowinning circuit for the recovery of gold.

Due to the use of strong caustic and sodium cyanide solution in the ILR, a foot activated safety shower with eye bath will be provided in this area.

15.2.2.4	Trash Removal

Trash removal from the cyclone overflow slurry will be effected through a 25 m2 linear screen. Underflow from the linear screen will gravitate to the leach/CIL train via a splitter box and slurry sampler. Oversize from each trash screen will be collected in a trash basket.

15.2.2.5	Pre-leach & CIL

The pre-leach/CIL circuit will have ten tanks in total, with 2 tanks for the pre-leach and 8 tanks for the CIL section. Each tank will have an effective volume of 2500 m3 giving a total residence time of 15 hours and 24 hours for oxides and sulphides respectively to ensure efficient dissolution of gold and its subsequent adsorption onto activated carbon.

Flow of slurry from one CIL tank to the other will be through an interconnecting launder system.

Each CIL tank will be equipped with an interstage wedge wire cylindrical pumping screen mechanism, which will prevent migration of carbon from one tank to another.

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A tower crane, located in the CIL area, will be used for lifting of interstage screens to a washing bay, and back again after clean up. In addition this crane will be used for general maintenance purposes in the CIL area.

Cyanide solution will be pumped through a ring main from which it can be dosed into the second pre-leach tank. An automatic cyanide analyzer will be used to ensure efficient use of cyanide as some of the transition and fresh ore bodies displayed high cyanide consumptions during laboratory tests.

Loaded carbon in CIL Tank 1 will be pumped using a recessed impeller vertical spindle pump, onto a 12 m2 loaded carbon screen. If CIL Tank 1 is on by-pass, carbon from CIL Tank 2 will be pumped to the loaded carbon screen. The underflow slurry from the loaded carbon screen will gravitate to CIL Tank 1 or CIL Tank 2.

Recessed impeller vertical spindle pumps will be installed in CIL Tanks 2 to 8 to transfer carbon upstream at intermittent intervals. Regenerated or eluted carbon will be added to the last CIL tank or if last tank is on bypass to the second last tank.

Spillage in the CIL area will be contained in a bund and two vertical spindle spillage pumps will be used to pump any spillage to the CIL tanks. In the event of the CIL bund failing to contain all the spillage, an event pond (3750 m3) will be provided to cater for those unusual occasions. Spillage contained in this pond will be pumped to the CIL bund area using a submersible pump.

Due to the use of strong sodium cyanide solution in the CIL, a foot activated safety shower with eye bath will be provided in this area.

15.2.2.6	Cyanide Detoxification

Tailings slurry from CIL will gravitate to a 25m2 carbon safety screen for the recovery of any escaped carbon from CIL due to damaged interstage screen wedge wire. The oversize from this screen will gravitate to a carbon basket which will periodically be lifted using the CIL tower crane and contents contained in this basket emptied into the last CIL tank by opening the trap door.

The screen underflow will gravitate to either detoxification Tank 1 or Tank 2 if Tank 1 is offline. The detoxification train consists of 3 tanks of 1430m3 each.

The free cyanide and/or weakly bound metal cyanide complexes present in the tailings slurry will be oxidized to cyanide by addition of sulphur dioxide and oxygen according to the reaction:

CN-WAD + SO2 + O2 + H2O = OCN- + H2SO4

Sulphur dioxide will be supplied in liquid form as sodium metabisulphite. The detoxification reaction using this method requires the presence of a copper catalyst at concentrations of approximately 50 mg/l, which will be added to the circuit as copper sulphate solution. In addition lime slurry will be added to neutralize the acid formed during the reaction.

15.2.2.7	Tailings Dam Storage and Return

Slurry exiting the third detoxification tank will gravitate to the final tails sump, from where it will be pumped to the tailings disposal and storage facilities.

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Process water from the tailings dam will gravitate to a return water pond from where it will be pumped by pontoon pumps to a 200 m3 return water tank. Process water will be returned to the plant process water tank from the return water tank.

15.2.2.8	Acid Wash

Loaded carbon from the first or second CIL tank will be pumped to a 12 m2 linear screen from where the clean, washed loaded carbon will gravitate to the acid wash cone. The acid wash cone will be sized to accommodate a 12 tonne batch of loaded carbon and acid washing will be achieved by pumping dilute acid solution (~3% HCl) from the acid tank through the acid wash cone at a rate of 2 bed volumes per hour for a period of 1 hour.

The carbon in the acid wash cone will be rinsed with a volume equivalent to 2 bed volumes of raw water to neutralize residual acid and will be transferred via gravity to the elution column.

Due to the use of acid solution in this area, a foot activated safety shower with eye bath will be provided in this area.

15.2.2.9	Elution

Pressurized Zadra will be used as the elution method. A cyanide-caustic solution will be pumped at a flow rate of 2 bed volumes per hour through the 30 m3 elution column in closed circuit with the eluant tank whilst being heated up via the secondary and primary heat exchangers. The pregnant solution will be directed to the electrowinning cells flash cell feed tank only when the temperature exiting the column outlet reaches 120 °C. The spent electrolyte from electrowinning will flow back to the eluant tank from where it will be pumped back to the elution column.

The column will be operated under a pressure of typically 300 to 350 kPa. At the end of the elution cycle the stripped carbon will be hydraulically transferred to the regeneration section and the system will be readied to treat the next batch of loaded carbon.

The eluant exiting the reclaim heat exchanger will be heated to the required temperature of 120 °C by thermic oil in the primary heat exchangers prior to entering the column. The electric fired elution heaters will heat up the thermic oil and then the thermic oil will be pumped to the primary heat exchanger which will transfer the heat to the eluant.

The elution cycle will run for approximately 14 hours, which could be shorter or longer depending on the loaded carbon gold value.

Due to the use of caustic and cyanide in this area, two foot activated safety showers with eye bath will be provided in this area.

15.2.2.10	Electrowinning

The pregnant solution from the ILR will be pumped to a single sludging electrowinning type cell where gold sludge will load onto stainless steel wire mesh cathodes.

The pregnant eluate solution from the elution circuit will be directed to double sludging electrowinning cells and the gold sludge generated will load onto stainless steel wire mesh cathodes.

The pregnant solution from the elution will be fed just above the floor level of the electrowinning cell and will overflow on the opposite end of the cell. This is intended to reduce chances of solution short-circuiting which would reduce the electrowinning efficiency.

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The spent electrolyte will combine in a common header and will gravitate to the eluant tank to complete the closed circuit.

Operation of electrowinning in closed circuit with elution will take place in a period of approximately 14 hours.

After a number of elution cycles the cathodes will be lifted into the cathode wash tank with the aid of a cathode hoist. High pressure wash pump will be used to remove the gold sludge from the loaded cathodes into the wash tank. The gold sludge will be drained into the gold sludge tank and thereafter loaded into calcining trays.

A fume extraction system will be installed to collect potential poisonous and explosive gases evolved during electrowinning from the cells and discharge outside the gold room.

Due to the use of caustic and cyanide in this area, two foot activated safety showers with eye bath will be provided in this area.

15.2.2.11	Regeneration

Carbon will be hydraulically transferred from the elution column into the eluted carbon holding vessel at the end of elution cycle.

Provision will be made to bypass the regeneration facility so that eluted carbon can be directly transferred to the last CIL tank.

Carbon will be withdrawn from the eluted carbon tank into the electric fired inclined regeneration kiln at 600 kg/hr by the kiln screw feeder. On entering the kiln, the wet carbon, which still contains about 50% moisture; will be dried and heated to the required temperatures that promote regeneration.

The regenerated carbon will be quenched immediately at the kiln discharge by adding water to the carbon quench pan before reaction with atmospheric oxygen. The carbon will then be screened using a vibrating screen and the oversize will gravitate to the last or the second last CIL tank.

A virgin carbon conditioning facility will be installed to remove fines prior to addition of carbon in the CIL circuit.

15.2.2.12	Gold Room

Gold sludge will be drained and placed in stainless steel calcining trays that will be loaded into one of two electric fired calcining ovens operated at 800 °C for drying. The dried sludge, once cooled, will be mixed with fluxes in a determined ratio and will then be transferred to a smelting crucible, which in turn is placed in the induction smelting furnace operated at 1200 to 1400 °C.

At the completion of a smelt the molten furnace charge will be poured into cascading bullion moulds, mounted on a cascading trolley. The bullion will collect in the first mould with any excess collected in the second mould while slag will flow and collect in a slag collection crucible. The gold bars once cooled, will be cleaned, stamped and stored in the safe prior to dispatch.

The gold room will be equipped with a self contained ventilation system.

15.2.2.13	Consumables
a.	Mill Balls

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Grinding media sizes of 100 mm and 65 mm will be used in the SAG and ball mills respectively. Grinding media balls will be charged to the mills using a 1 tonne bottom discharge skip, using a mill tower crane.

b.	Cyanide and Caustic Soda
i)	Cyanide

Sodium cyanide will be delivered to site in 1 tonne bulk bags and will be transported using a gantry crane from the cyanide storage area to the cyanide mixing area, for cyanide make up where cyanide briquettes will be dissolved batch wise to a concentration of 25% cyanide by weight. Prior to addition of cyanide briquettes in the cyanide tank, the pH of the water in the this tank will be adjusted to about 10 using caustic soda solution to prevent formation of hydrogen cyanide at low pH values. Cyanide solution will be transferred from make-up tank to the 80 m3 dosing and storage tank using a pump. Duty and standby cyanide dosing pumps will be used to pump cyanide solution into the cyanide ring main from which cyanide is tapped off into CIL tanks for the leach train, intense leach reactor and eluant make up tank.

A safety shower will be installed in the cyanide make-up area and another in the cyanide dosing area. The safety showers will be activated by a foot pedal and will be equipped with an eye bath.

ii)	Caustic Soda

Caustic Soda will be delivered to site in 25 kg bags and will be transported using a fork lift from the caustic storage area to the caustic tank for make-up where caustic pearls are dissolved batch wise to strength of 20% caustic by weight.

The caustic dosing pumps will only be run for the time required to deliver the various quantities of the reagent to various distribution points including cyanide make-up, acid wash, elution, pregnant tanks and intense leach reactor.

Safety shower will be installed in the caustic make up area and will be activated by a foot pedal and is equipped with an eye bath.

c.	Lime

Un-slaked lime (quick lime) will be delivered to the mine in 1 tonne bags and will be kept in a lime store. The bags from the lime store will be handled by mechanical means and placed on a 10m inclined roller conveyor and will be suitable for placement of 8 lime bulk bags at any given time. The de-bagging system will be fitted with a vibrating filter unit and extraction fan to render the operation dust free.

The de-bagged lime powder will then be transferred pneumatically into either of the two 70 m³ storage silos at a rate of 25 tonnes per hour. An electric vibrator will be fitted at the bottom of the transfer hopper to improve discharge of lime from the hopper.

The lime silos will be fitted with reverse jet filters to render the top of the silo dust free during periods when lime is being transferred.

A mechanical transfer arrangement will be fitted to each silo, consisting of a variable speed rotary feeder and an inclined screw conveyor. The screw conveyors will be installed to feed the lime into the twin compartment detention lime slaker, at a rate of 11 tonnes per hour.

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The 20 m3 capacity by volume detention type lime slaker will continuously convert calcium oxide (quicklime) into calcium hydroxide or slaked lime in the form of a slurry of controlled consistency, and will then dilute it to the required density.

Water and lime will be added to the first compartment of the slaker in measured proportions and vigorously agitated by a propeller type mixer. The temperature in the slaker will be between 70° and 75°C. After slaking the lime slurry will be pumped to storage and dosing tanks, where it will be kept in suspension by mixers.

Lime slurry will be pumped to the ring main by the lime dosing pump to feed the mills and leach feed splitter boxes. The lime ring main will also supply lime to the detoxification lime dosing tank if required. The detoxification lime dosing pumps will then dose lime to the detoxification feed splitter. Unused lime slurry will be returned to the dosing tank from the ring main.

Due to the presence of hot lime slurry in the make-up and dosing areas, safety shower will be provided in the make-up area and will be provided in the dosing area. The safety showers will be activated by a foot pedal and is equipped with an eye bath.

d.	Sodium Metabisulfite & Copper Sulphate
i)	Sodium Metabisulfite

Sodium metabisulfite will be delivered to site in 1 tonne bulk bags. The bulk bags will be transported using a fork lift from the storage area to the sodium metabisulfite mixing & dosing area for make up where sodium metabisulfite powder will be dissolved batch wise to a concentration of 25% by weight.

A hoist will be used to lift the bags to a bag breaking system, from where it will be discharged into a 50 m3 covered sodium metabisulfite tank, equipped with a mixer.

Duty and standby variable speed hose pumps will be used to pump sodium metabisulfite solution to detoxification circuit at a controlled rate.

ii)	Copper Sulphate

Copper sulphate will be delivered to site in 25kg bags on 1 tonne pallets. The bulk bags will be transported using a fork lift from the storage area to the copper sulphate mixing & dosing area for make up where copper sulphate crystals will be dissolved batch wise to a concentration of 15% by weight.

A hoist will be used to lift the bags to a bag breaking system, from where it will be discharged into a 20 m3 covered copper sulphate tank, equipped with a mixer.

Duty and standby variable speed hose pumps will be used to pump copper sulphate solution to detoxification circuit at a controlled rate.

Safety shower will be installed in the sodium metabisulfite and copper sulphate make up area. The safety shower will be activated by a foot pedal and is equipped with an eye bath.

e.	Carbon

Carbon will be delivered to site in 500 kg bulk bags. The bulk bags will be transported using a fork lift from the storage area to the carbon attritioning area located in the regeneration facility.

f.	Hydrochloric Acid

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Hydrochloric acid will be delivered in 290kg (210L) plastic drums at 33% hydrochloric acid concentration. When required the palletized hydrochloric acid drums will be transported using a forklift from the storage area to the acid wash area. Acid will be pumped from the drum using a drum pump.

15.2.2.14	Air Services

Two Air Compressors, one working and one on standby, will provide 2000 Nm3/hr at a pressure of 750 kPa compressed air requirements to the detoxification, lime area, plant workshops and general plant. The compressor will deliver air to an air receiver, which will distribute air to the various areas of use listed above.

High pressure air requirements for all instruments will be supplied by a dedicated compressor. A refrigerant air drier and filters will be supplied in order to ensure that instrument air will be of good quality prior to storage in an air receiver.

15.2.2.15	Water Services
a.	Water Abstraction & Storage Dam

A pontoon equipped with two centrifugal pumps with vertical spindles, one working and one standby will be installed on the raw water supply storage facility to enable pumping of water to the 200 m3 raw water supply tank. From the raw water supply tank, the water is pumped with four centrifugal pumps (two in series - duty & two in series - standby) to the raw water tank with take-offs to both the process water tank and the fire water tank.

b.	Process Water

A 2400 m3 process water tank, located close to the raw water tank, will be used to store water required for the process water to the plant. Return water pumped from the tailings facility and raw water top-up pumped from the raw water supply tank will constitute process water.

Duty and standby low pressure high volume process water pumps will be provided for supplying water to the mills and the gravity scalping screen dilution water and a duty and standby set of high pressure pumps will be installed for spray water requirements throughout the plant. A duty high pressure water pump will be allowed for to supply hosing water to the plant.

c.	Raw Water

A 2500 m3 raw water tank located close to the processing plant will be used to supply raw water to the plant. Water pumped from the raw water supply tank will be used to feed the plant raw water tank.

Dedicated duty and standby mill cooling water pumps will provide water to the SAG and ball mills heat exchanging systems. Gravity concentrator fluidising water requirements will be provided through the use of dedicated pumps.

Raw water pumps will be used to distribute water to the crusher and milling area for dust suppression, reagent make-up, potable water plant supply, carbon transfer water make-up, gland water tank top-up, final tails sump flushing water and high pressure wash pumps.

The plant will have a dedicated fire water tank supplied with water from the raw water supply tank. The fire water system will consist of electric and diesel driven pumps, respectively. A

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high pressure low flow jockey pump will maintain the required pressure in the fire water system under no-flow conditions.

d.	Potable Water

Raw water will be supplied from the raw water tank via pumps, to the raw water break tank. The raw water will undergo water purification in the water treatment plant, which will thereafter be pumped to a 300 m3 potable water storage tank. The backwash/rinse water from the water treatment plant will be directed to the detoxification splitter & dilution box.

Two potable water distribution pumps, one working and one standby will supply water to the safety shower header tank and the potable water header via a hydrosphere, which will be used to maintain pressure in the potable water system.

e.	Gland Water & Safety Showers

Gland water pumps, one running and one standby will provide gland water from a 10 m3 gland water storage tank to all the pumps that require gland water.

Potable water from the hydrosphere, will be supplied to a safety shower hydrosphere and will be distributed to various sections of the plant.

16	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
16.1	MINERAL RESOURCE ESTIMATE

A Mineral Resource estimate has been produced and classified using guidelines approved by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and set out in National Instrument 43-101. The Mineral Resource estimate has been managed by SRK (UK)’s Martin Pittuck who is a qualified person, within the meaning of National Instrument 43-101, assisted by SRK (UK)’s Benjamin Parsons who too is a qualified person and a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr Parsons has over 8 years of experience in estimation of gold deposits. Mr Pittuck is a graduate with a Master of Science in Mineral Resources gained from Cardiff College, University of Wales in 1996 and has practiced his profession continuously since that time.

16.1.1	Approach

The adit, drillhole and trench data were transformed and validated in the Datamine software (Datamine), which was then used for the Mineral Resource modelling. The statistics and geostatics have been completed in Isatis and then the parameters utilised in Datamine to complete the grade estimation for compilation of the final model.

The Datamine software in common with other mining software systems relies on a block modelling approach to represent a deposit as a series of 3-D blocks to which grade attributes, and other attributes can be assigned. The software provides numerous means by which attributes can be assigned, and optimisation routines are provided that allow block splitting such that complex deposit outline details are not lost or smoothed out by regular size blocks. In generating the resource model, a series of sub-models were built and the approach is described briefly below.

The adit, drillhole and trench data were plotted on level plans and vertical sections by Banro geologists. The interpreted sections have been supplied to SRK (UK) for support in the creation of geological and mineralised wireframes. The lithological interpretation and mineralised zones were then outlined on flitch plans, where the geology and grade

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distribution is well represented by the adits and then cross-checked with the vertical sections to produce a complete 3D picture of the geology and mineralisation. To ensure the continuity of the mineralised intersections the drilling database has been imported into Leapfrog mining software (Leapfrog) and analysed. The Leapfrog software allows the user to create 3D interpretations based on given criteria. Boundaries have been created on 0.3 g/t and 0.5 g/t Au and used as a guideline during the creation of vertical sectional interpretations. The mineralised outlines were largely based on a geological cut-off of 0.3 g/t Au but were also interpreted so as to ensure continuity between sections and flitch plans. This process was repeatedly verified until a robust three-dimensional model of the mineralised zones had been created.

While the model was extended beyond the available information, the distinction between ‘Measured’ and ‘Indicated’ resources was made at approximately 20 and 40 metres respectively from the nearest drillhole, trench, or adit within areas showing geological and grade continuity. In addition, areas where the interpretation is based on limited data were classed as ‘Inferred’.

All the assays within the mineralised zones were composited to constant 2 metre lengths before undertaking statistical analyses on the gold grades per zone. Histograms were generated from these to determine an appropriate top cut, and semi-variograms were calculated for the different mineralised zones using the composite values.

A block model of the various zones was then created within the mineralised solids, along with a triangulated surface of the topography and weathering/hardness boundaries. The blocks were assigned grades using ordinary kriging for the near-surface closed spaced adit, trench and drill hole data, with the resultant estimates classified according to the level of confidence in the raw data and the estimate.

16.1.2	Density Determinations
16.1.2.1	Data Collection and Analysis

The initial bulk density testwork was performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion into the resource estimate. In doing so, a more accurate representation of the resource could be calculated. A total of 165 samples were selected by CME during their investigation.

Banro has undertaken more density determinations from drill core which focused initially on the transition material and was later expanded to the oxide and unweathered fresh rock (sulphide) material. A total of 2,031 relative density determinations were undertaken by Banro.

Banro's density determinations were undertaken at the following intervals in all drill holes:

•	Every 2 meters outside mineralized zones.
•	Every 1 meter within mineralized zones

The following method was employed:

•	The geologist selects samples and marks each sample position with an aluminium tag. The borehole number and depth are also written on the selected piece of core

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with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the meter mark is selected.

•	The depth of each sample and rock type is recorded by the geologist.
•	The weight of the sample is recorded (Weight 1)
•

The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3-minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous.

•	The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated:

(Weight 1 – Weight 3) x 100

Weight 1

•	If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4). The Relative Density = Mass/Volume, i.e. RD = Weight 3/(Weight 3 – Weight 4)
•

If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%.

•	The data recorded are entered into an Excel spreadsheet, designed to directly calculate the densities and moisture contents of the samples.

Before commencing density measurements at Twangiza, test-work was done to determine the optimum temperature and resident time for drying the samples (i.e. efficient removal of absorbed water, without driving off water from the lattices of hydrous minerals).

Five saprolite samples were taken at various depths each weighing between 250 - 500g. These samples were initially weighed and dried in an oven at 60°C for a “residence” time of 30 minutes and re-weighed. The process was repeated with incremental temperatures of 10°C to a maximum of 150°C. A graph of weight versus temperature was plotted for each sample and a “safe temperature” of 105°C was determined.

To determine the “residence time” for drying at this temperature of 105°C, five saprolite samples were taken at various depths and weighed. Another five samples were soaked in water for 3 minutes and also weighed (this was done to cater for wet samples). All ten samples were dried in an oven at the determined “safe temperature” of 105°C over a “residence time” of 20 minutes and re-weighed. This process was repeated with incremental residence time of 20 minutes to a total of 3 hours. A graph of sample weight versus time was plotted and an average “residence time” of 120 minutes was determined.

All density measurements were done in accordance with Banro’s procedure using the above determined “safe temperature” and “residence time”. Table 19-1 presents the average density results calculated by Banro of the composite samples for the various rock types.

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Table 19-1:	Relative Density Determination for All Rock Types
Material Type	Carbonaceous Mudstone	Feldspar Porphyry	Mafic Feldspar Porphyry	Mudstone	Siltstone	Sulphide Vein
Upper Oxide	2.02	2.08	-	1.86	2.03	-
Lower Oxide	2.15	2.12	2.33	1.94	2.03	-
Transition	2.60	2.78	2.72	2.57	2.70	4.33
Sulphide	2.70	2.82	2.82	2.79	2.76	4.42

The density database has also been statistically assessed (Table 19-2) based on oxide, transition and sulphide material. The tight clustering of the data about the calculated means and the low standard deviations characterized the dataset. The mean density of the various materials was rounded (Table 19-2) and applied to the ore blocks for tonnage estimation. The increased amount of high quality relative density determinations undertaken by Banro on the core samples of the various lithologic units in Twangiza raised Banro’s confidence of relative density used in the block model estimates.

Table 19-2:	Summary of Density Determinations for all Lithologies
Lithology	Number of	Minimum	Maximum	Average	Standard	Density
	Samples	Density	Density	Density	Deviation	In Model
Upper Oxide	42	1.04	2.57	1.94	0.31	1.90
Lower Oxide	71	1.61	2.73	2.06	0.26	2.00
Transition	1,363	1.47	4.91	2.69	0.31	2.70
Sulphide	555	2.38	4.90	2.78	0.28	2.78

16.1.2.2	SRK (UK) Analysis

SRK (UK) reviewed the processed used during the collection of the density measurements on the drillhole core and agrees the procedures used are valid for the determination of mean densities during the PFS. SRK (UK) has completed an independent analysis of the mean densities of the different rocktypes and has introduced a second variable in terms of hardness into the equation.

In the construction of the geological model transitional material represents all material that lies between the base of the oxide and the top of the fresh rock. SRK (UK) has reviewed the logging procedures and noted that based on the current characteristics it is possible to get portions of the transitional material that are significantly harder than the weathered material below the base of oxide, which will in turn have an impact on the density and mining. Rock hardness has been estimated as part of the current geotechnical logging from over 165 drillholes in which hardness values for samples were recorded in MPa.

SRK (UK) reviewed the data to establish the mean hardness per oxidation zone, lithology and weathering state. The results from the investigation showed the majority of material within the oxide is relatively soft. The results from the fresh rock samples typically measure over 150 MPa for all rocktypes with the exception of a few relatively soft samples within highly weathered zones.

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The major variations in terms of the rock hardness and rock properties occur as expected within a single transitional zone. The investigation indicates that material can vary from completely weathered soft material to unweathered freshrock. It is SRK (UK)’s view that the application of a mean density within the transitional zone is therefore not applicable as it could cause poor estimates of tonnage within the transitional zone.

SRK (UK) has therefore created a hardness surface to model the change from soft to hard material. The surface has been created in Datamine based on the drillhole samples by digitising a surface using information from the hardness codes in the database. The measurement of hardness, within MPa values, has not been completed for all drilling in the database and has only been recorded during the 2007 / 2008 campaign. Therefore no hardness codes existed in the database prior to TDD078.

The drilling prior to TDD078 had some basic geotechnical logging but used a different logging system. To substitute the missing information for the purpose of creating the hardness surface SRK (UK) has established the relationship between the weathering codes used in the old and new systems. Based on the weathering codes and the lithologies estimated hardnesses have been assigned to old samples. The resultant database has been used to create a hardness plane within Datamine Software which lies at various levels within the transitional zone and is typically lower in the porphyry than in the sediments.

The final densities used in the resource model have been determined by zoning the samples with density measurements into the different rocktypes, oxidation state and appropriate hardnesses assigned to each zone within Datamine Software, using the various selection tools available. The zoned samples have been exported from Datamine and summary statistics calculated and the average densities assigned. The final densities used in the updated 3-D Resource models are summarised in Table 19-3.

Table 19-3:	Summary of SRK (UK) Relative Density Values for all Material Types
	Density (g/cm3)			Hardness (MPa)
Material Type	Porhyry	Sediment	Waste	Porhyry	Sediment	Waste
Upper Oxide	1.80	2.1	2.00	15	15	15
Lower Oxide	2.15	2.05	2.15	35	35	35
Transition (soft)	2.35	2.40	2.35	60	60	60
Transition (hard)	2.75	2.65	2.75	175	175	175
Sulphide	2.85	2.70	2.85	210	210	210

16.1.3	Descriptive Statistics of Assay Data

As previous indicated there have been numerous sampling programmes at the Twangiza property. Summary statistics have been calculated for the different sampling phases and have been compiled in Table 19-4. The results of the analysis were compared for similarities and differences to determine whether the assay values could be combined for the modelling and estimation processes.

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Table 19-4:	Summary of raw statistics per sampling phase
Description	Number	Min	Max	Mean	Var	CoV
		(g/t Au)	(g/t Au)	(g/t Au)
Recent (Phase FS Infill) DD holes	21,148	0.01	58.4	0.78	4.93	2.86
Recent (Phase III PFS) DD holes	24,534	0.01	121.00	0.36	3.75	5.44
Follow Up Drillhole Samples	25,677	0.01	280.00	0.70	7.74	3.95
1997/1998 Drilling Samples	8,884	0.01	310.28	0.95	16.79	4.31
All Trench	4,660	0.01	93.80	2.61	15.15	1.49
1997/1998 Adit Samples	1,610	0.01	52.44	3.06	18.95	1.42
Historical Adit Samples	13,328	0.01	157.70	3.56	25.61	1.42

The mean values of the data presented in Table 19-4 indicate that the trench and adit samples have significantly higher mean grades, which is due to the fact that they are preferentially located in the oxide material. The drillhole data which tends to have been lower mean grades have been drilled into all four material types (upper oxide, lower oxide, transition and sulphide) but preferentially into the transition and sulphide material and include both ore and waste sampling. More recent drilling has a lower average grade owing to targeting the narrower and deeper intersections in Twangiza North thus incurring a greater proportion of waste samples.

Frequency plot and log grade values plotted against cumulative frequency for sample gold assays are shown in Appendix IV to this report. Log transformed sample gold values are uniformly distributed over three distinct statistical groupings; medium and higher grade mineralised population and a low-grade population. In general the data sets are log normally distributed with positive skewness. The results indicate there is a natural break in the assay value trend that relates to the cut-off grade of 0.3 g/t Au.

16.1.4	Geological Interpretation and Lode Identification
16.1.4.1	Geological Wireframes

Research into the metal recoveries has indicated that the metal recovery from different rock units is highly variable, especially within the transitional zone. The current metallurgical testwork suggest good recoveries can be achieved from the porphyry material when compared to the low recoveries in the sediment material. Due to the differences it is SRK (UK)’s view that confidence in the lithological model has a major influence on the Twangiza Resource.

To create the geological model the primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralisation interpretation. The geological aspects considered during interpretation were lithological and structural with respect to antiformal axis and some off set faulting. SRK (UK) has reviewed the geological data and concluded that the following geological factors will have a significant impact on the Mineral Resource and therefore must be included in the 3D block model:

•	Separation of the rock-codes into porphyry and sediment rocktypes

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•	Construction and extension of fault planes which impact on the mineralization cutting the deposit.
•	Creation of oxidation surfaces to include upper oxide, lower oxide, hardness and top of fresh rock.
•

Evidence of a synclinal structure to the east of the pit wall between X 693,525 – 693,700 and Y 682,800 – 683,000, which due to its proximity to the potential final pit limits which will influence the geotechnical issues.

A number of the surfaces have previously been interpreted by SRK (UK) during the creation of PFS Resource Model. Due to the increased geological information from the current infill drilling campaign SRK (UK) has undertaken an exercise of updating all the geological wireframes. Reinterpretation of the oxidation boundaries has been required due to changes in the definitions used by SRK (UK) for the coding in the boreholes of these boundaries. The oxidation and hardness surfaces have been created using single planes, while the porphyry zones have been modelled as 3D solids.

To create the individual surfaces drillhole information has been loaded into Datamine and legends created for each parameter. To ensure consistency with the previous estimates the old wireframes have been used as a basis for the current interpretation. Sectional interpretation has been completed per drilling line (section). The average distance between section lines is in the order of 40 – 50 m within the main drilling and extends to approximately 150 m at the edge of the deposits. To ensure blocks are assigned the correct oxidation state for mine optimisation calculations interpretations have been extended to the east and west beyond the current drilling information based on interpretations. No drilling information exists at these outer edges and once the final pit has been designed it is recommended that the geotechnical properties of the rocks are reviewed to ensure sufficient information is available and drilling coverage is sufficient.

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Figure 19-1:	Cross Section (along section lines) showing digitised interpretation of oxide contacts and lithology.

To create the 3D solid of the rock-types the decision has been taken to digitise the porphyry material and assume all other material to be sediments in a simplified geological model. Geological section supplied by Banro in the form of flitch plans have been utilised in combination with scanned cross-sections. Sectional interpretation has been completed at an average of 40 – 50 m between sections within the main drilling, and extends to approximately 150 m at the edge of the deposits. Porphyry units have been modelled individually and then later combined into a single file.

The location of the hinge of the anticline is based on previous interpretations supplied by Banro geologists. The hinge zone plunges to the south and the porphyry material has been modelled accordingly. As the interpretation progresses northwards through the deposit the hinge zone daylights above the current topography. At this point the interpretation has been changed from a single unit to east and west limbs of the anticline. In general, the anticline becomes tighter with depth in the sequence.

The location of North East – South West trending faults and East – West trending faults in the northern portion of the Twangiza Main deposit plays an important role in the structure of the anticline. Interpretation of the faults has been supplied by Banro and extended to intersect the main geological model by SRK (UK). Due to insufficient information beyond these faults the porphyry wireframes have been either terminated or offset based on the drilling information. In the Twangiza North portion of the deposit only the western limb has been wireframed at present. The final wireframes have been sent to Banro geologists for validation.

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Figure 19-2:	Screen shot showing 3D Plan of the Porphyry Wireframe showing boreholes and potential pit surface.

It is SRK (UK)’s view that the porphyry wireframe has a major impact on the mineralisation model and therefore additional attention to the 3D interpretation is required by Banro geologists to ensure an accurate interpretation is used in the future model updates as it can impact on both the mineralisation model and the metal recoveries used in the pit optimisation exercises. SRK (UK) has imported bedding measurements into the database in an attempt to improve the interpretation of the dips within the porphyry units. SRK (UK) has found that where information is available it has proven useful but only a limited dataset is present and therefore Banro should review this database and revisit the core in areas of concern. One area of concern is that the syncline to the east of the current anticline has not been interpreted as there is currently insufficient drilling; this could have an impact on the slope design.

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Figure 19-3:	Screen shot showing 3D Cross Section of the Porphyry Wireframe showing boreholes and feasibility design pit surface.

16.1.4.2	Mineralisation Wireframe

The mineralised domain perimeters were defined in the light of the available geological knowledge and statistically using 0.3 g/t Au sample cut-off mineralisation outlines. The plan interpretations (created by Banro) were initially used to colour code the different mineralised lodes. These lodes have been used as a basis for the construction of cross-sections based on a spacing of 40 – 50 m between sections within the main drilling, and extending to approximately 150 m at the edge of the deposits. Depth extrapolation beyond the limits of drilling was carried out to ensure consistency in shape and orientation but in the light of available geological knowledge, a feature which is reflected in the classification of resource.

To ensure continuity in the mineralised interpretation Leapfrog has been utilised to indentify consistent mineralised lenses and to assess the continuity of grade. The software has been run using an indicator of material above 0.3 g/t Au and 0.5 g/t Au. To complete the exercise the sample points have been exported from Datamine and imported as sample points into the Leapfrog. An indicator has been assigned to material with gold values greater than 0.3 g/t Au or 0.5 g/t Au, using a simple 1 or 0 indicator. Semi-variograms and search ellipses have been generated which are rotated into the general dip and strike of the deposit. Different anisotropies were tested until the most continuous shape was created. The

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leapfrog wireframe created agrees with the historic interpretations of the mineralised zone and therefore has been used by SRK (UK) as a guideline during the construction of the mineralised strings per vertical drilling section. This technique provides SRK (UK) with increased confidence in the potential ore / waste contacts between drillholes and in areas of relatively low sampling density.

Figure 19-4:	Screen shot displaying 3D Leapfrog interpretation of the Twangiza Orebody

The subdivision of deposit into zones is based on observed consistency of mineralisation. Two different styles of mineralisation are present with the Twangiza deposit and can be summerised using the following characteristics:

•

Twangiza Main style mineralization – Wider zone (up to 300 m wide in places), width increases towards surface within the transitional and oxide zones. At depth the mineralization zones tend to be narrower and contain zones of low grade material (i.e. less than 0.5 g/t Au)

•	Twangiza North style mineralization – Thinner zones (10 – 30 m wide), mainly only found with the porphyry units and have a sharp contact between ore and waste material.

The mineralisation contact tends to be distinct at Twangiza North rather than transitional and therefore a hard boundary has been interpreted based on an economic cut-off of 0.4 g/t Au. In the upper portions of the Twangiza Main zone the contacts are more difficult to define and the mineralisation appears to be wider. A statistical analysis of the alteration pattern

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associated with the mineralisation and general visual appraisal suggests a natural cut-off at 0.3 to 0.5 g/t Au.

The Twangiza North style of mineralisation is a series of thinner zones. The main characteristics of the Twangiza North style orebodies is the strong relationship between the mineralised material and the lithology. The close relationship again stresses the requirement for an accurate geological model as changes in the geology could cause changes in the mineralisation model. The Twangiza North style mineralisation begins to the north of a faulted zone (northing 682800 N), beyond which mineralisation is limited to the porphyry. Figure 19-5 shows the current interpretation of the geometry and situation of each of the mineralised domains.

The mineralised domains have been assigned a numeric code. Attempts have been made to follow the strike trends of the major zones and to limit the number of mineralised zones (lodes). The main mineralisation zone has been defined as domain 2. The domains are stored in the model under the field KZONE which has been summarised in Table 19-5.

Table 19-5:	Summary of Kriging Zones used in the latest Block Model.
KZONE	Description
KZONE 1	Upper Oxide (cap)
KZONE 2	Main Mineralisation Zone
KZONE 3 – 6	Secondary mineralised Zones

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Figure 19-5:	Typical Plan of the Mineralised Wireframes showing boreholes, geology and fault intersections.

16.1.5	Geological Block Model

To improve the geometric representation of the geological model a smaller prototype using a 10 x 10 x 5 m parent block has been created with sub-blocking allowed along the boundaries to a minimum of 2.5 m along strike and 1 m across strike, and in the vertical direction. Further sub-blocking has been allowed at surface to accurately estimate the tonnage. Due to requirements for the pit optimisation model a single prototype has also been created to cover the entire area. The single prototype increased the processing time for block manipulations but provided a single model which has proved useful for other aspects of the project and mine design.

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Table 19-6:	Details of Block Model Dimensions for Geological Model
Block edge	Origin	Block Size	Number of Blocks
Min X	692,000	10	250
Min Y	681,500	10	450
Min Z	1,500	5	220

Using the wireframe created and described in Item Error! Reference source not found. a series of codes have been developed to describe each of the major geological properties of the rock types. Using these properties it has been possible to combine the data to produce a series of rock codes for the pit optimisation exercise. The following tables summarise additional fields created within the geological model and the codes used:

Table 19-7:	Summary of Fields used for flagging different geological properties
Field Name	Code	Description
LITH1	100	Porphyry
	101	Sediment
OXTRAN	1	Upper Oxide
	2	Lower Oxide
	3	Transitional
	4	Fresh Rock
SRKZONE	1	Twangiza Main
	2	Twangiza North
HARD	1	Soft
	2	Hard
HARDNESS	Variable (mpa)	As described in Item Error! Reference source not found.

The codes used in the final geological mode have been stored in numeric format based on a combination of the different codes shown in Table 19-8 under the new field “ROCK”. The hardness is currently not incorporated into the model code to reduce the number of rocktypes used which currently is 64 different rock codes, which includes non classified material. The deposit has been split into two components based on a northing of 682,800 N, which approximately marks the change from Twangiza Main type mineralisation to Twangiza North mineralisation. For each numeric code a four / five digit alphanumeric has also been assigned which can be used as an alternative to describe the different rocktypes.

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Table 19-8:	Summary of final rock codes used in the 3D model exported for FS Pit Optimisation
Twangiza Main
	Measured		Indicated		Inferred
	Porphyry	Sediment	Porphyry	Sediment	Porphyry	Sediment
Oxide 1	1001	1011	1002	1012	1003	1013
	MMPO1	MMSO1	MDPO1	MDSO1	MFPO1	MFSO1
Oxide	1021	1031	1022	1032	1023	1033
	MMPO	MMSO	MDPO	MDSO	MFPO	MFSO
Transition	1041	1051	1042	1052	1043	1053
	MMPT	MMST	MDPT	MDST	MFPT	MFST
Sulphide	1061	1071	1062	1072	1063	1073
	MMPS	MMSS	MDPS	MDSS	MFPS	MFSS

Twangiza North
	Measured		Indicated		Inferred
	Porphyry	Sediment	Porphyry	Sediment	Porphyry	Sediment
Oxide 1	2001	2011	2002	2012	2003	2013
	NMPO1	NMSO1	NDPO1	NDSO1	NFPO1	NFSO1
Oxide	2021	2031	2022	2032	2023	2033
	NMPO	NMSO	NDPO	NDSO	NFPO	NFSO
Transition	2041	2051	2042	2052	2043	2053
	NMPT	NMST	NDPT	NDST	NFPT	NFST
Sulphide	2061	2071	2062	2072	2063	2073
	NMPS	NMSS	NDPS	NDSS	NFPS	NFSS

16.1.6	Valley Fill Model

In December 2006 an extensive evaluation program on the Mwana River “Valley Fill” was initiated. By the end of the December 2006 field season, 44 pit samples had been collected from the Mwana River valley (Appendix I). The valley fill has been mapped and a number of samples taken from pits along 17 traverses. A cross sectional interpretation has been made for each traverse using a conservative estimate of depth. For each traverse, the cross sectional area has been used to generate an average thickness and this has been applied to the area of the fill outline represented by the traverse to give a volume estimate. A density of 1.5 t/m3 was determined by weighing dried samples. The weighted average grade of each traverse was determined from individual pit samples and applied to the tonnage represented by the traverse.

A set of drawings and calculations dated January 2007 detailing the evaluation method and the Mineral Resource Estimate of the Valley Fill is attached as Appendix I. The Inferred Mineral Resource reported from the Valley Fill material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

16.1.7	Topography, Artisanal Excavation and Oxide/Transition Sub-models

All relevant information has been coded in the model including geology, ore zone, and oxidation. Additional models were built that allow the insertion of various attributes such as

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above or below topography and excavations due to artisanal mining. Field inspection has indicated that extensive artisanal mining has occurred in the oxide zone of the Twangiza Main deposit.

During the recent exploration phase a LIDAR survey has been conducted, which proves useful when evaluating topography due to the dense data sampling (potentially 2 million points per square kilometre). A filtered down version of the file has been supplied to SRK (UK) by Banro and used to create a digital terrain model within Datamine to represent the current topography. The final oxide and transitional models have been assigned by linking the cross-sectional interpretations to form single surfaces within Datamine. These surfaces have been used during the zoning process of samples and in creating the final block model.

16.1.8	Statistical Analysis of the Mineralised Data
16.1.8.1	Selection Of Composite Lengths For Statistics

Geological boundaries have been honoured during the selection of sample lengths. To ensure no bias exists in the compilation of the statistics and geostatistics a standard composite length has been defined. In using a regular composite length it ensures all samples will have the same support statistically. SRK (UK) has reviewed the sample lengths recorded in the database within the orezone and finds the mean lengths to be in the order of 1.2 m, with some sample lengths recorded as up to 11.3 m. A total of 40.9 % of the database has sample lengths equating to 1 m, but at this length 34.7 % of the database have lengths in excess of the 1 m. Ideally samples should be composited up to a longer length and not averaged out and sub-divided by selecting a composite length shorter than the original sample. Based on this principle SRK (UK) has applied a 2.0 m composite as 94 % of the database has samples less than 2.0 m in length.

Figure 19-6:	Histogram of Sample lengths in Twangiza database

16.1.8.2	Summary Statistics and Histograms

Classical statistical techniques have been completed and the statistics presented are based on all the sampling information available at the time of modelling. Each of the individual zones has been assessed independently as illustrated from the summary statistics. On

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reviewing the summary statistics SRK (UK) has taken the decision for the statistical analysis to combine information from all the different kriging zones and to only subdivide zones based on the oxidation state.

Table 19-9:	Summary statistics of 2 m composites
Field	N	Min	Max	Mean	Variance	CoV	Description
Au	28,487	0.01	157.82	2.51	14.28	1.50	All 2m Samples
Au	10,028	0.01	93.12	3.11	15.99	1.29	Upper Oxide
Au	4,772	0.01	69.00	3.13	15.62	1.26	Lower Oxide
Au	4,544	0.01	157.82	2.78	23.87	1.76	Transitional
Au	9,143	0.01	60.54	1.41	5.08	1.60	Sulphide
Au	10,034	0.01	93.12	3.11	15,99	1.28	KZONE 1
Au	15,369	0.01	157.82	2.39	14.36	1.59	KZONE 2
Au	787	0.01	9.66	1.07	1.76	1.24	KZONE 3
Au	2,175	0.01	60.54	1.23	6.71	2.10	KZONE 4
Au	11	0.39	1.80	0.89	0.23	0.54	KZONE 5
Au	111	0.03	9.31	1.60	2.69	1.03	KZONE 6

The summary statistics show that the coefficient of variation (CoV) for ‘all selected samples’ is 1.50, which is reasonably high, indicating a degree of variability. Separating the data into composite samples for separate domains and zones, the CoV value for the oxide material is significantly lower at 1.29 and 1.26 in the upper and lower oxides respectively. In the transition and sulphide zones CoV values are higher indicating a higher degree of variability, which can be seen by the high maximums and lower means when compared to the oxides. The number of samples within the outer zones (KZONE 3 – 6) is relatively low and therefore has not been treated independently. There has been an increase in the number of samples within KZONE 4 which has also seen an increase in the mean grade from 0.75 g/t to 1.23 g/t Au due to the additional drilling of the FS drilling campaign. In comparison the variable mean and variance for the various material types (oxide, transition and sulphide) allowed for them to be treated independently during grade interpolation.

The statistical distributions for each of the individual zones display similar properties and display neither normal or log normal distributions. The distributions tend towards log normal and show evidence of skewed (positive) distributions. The summary statistics per domain are shown below in Figure 19-7. The comparative histograms have been completed per element to allow visual comparison of the four oxidation domains. Histograms have been calculated in both normal and log space, with the cumulative percentage plotted accordingly. Descriptive statistics were calculated and statistical graphs produced in both real and log space as a measure of assessing:

•	The population characteristics of the mineralised grade distribution.
•	Confirmation of the statistical domains, and possible combining of zones for geostatistics.
•	The need, if any, to apply a top-cut during grade interpolation.

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Figure 19-7:	Comparative Histograms per oxidation domain

AU
Nb Samples: 10028
Minimum: 0.01
Maximum: 93.12
Mean: 3.11
Std. Dev.: 4.00
Frequencies

(a) Upper Oxides

LN Au
Nb Samples: 10028
Minimum: -4.61
Maximum: 4.53
Mean: 0.48
Std. Dev.: 1.35
Frequencies

(b) Upper Oxides

AU
Nb Samples: 4772
Minimum: 0.01
Maximum: 69.00
Mean: 3.13
Std. Dev.: 3.95
Frequencies

(c) Lower Oxides

LN Au
Nb Samples: 4772
Minimum: -4.61
Maximum: 4.23
Mean: 0.45
Std. Dev.: 1.36
Frequencies

(d) Lower Oxides

AU
Nb Samples: 4544
Minimum: 0.01
Maximum: 157.82
Mean: 2.78
Std. Dev.: 4.89
Frequencies

(e) Transitional

LN Au
Nb Samples: 4544
Minimum: -4.61
Maximum: 5.06
Mean: 0.28
Std. Dev.: 1.37
Frequencies

(f) Transitional

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16.1.8.3	High grade Capping

High-grade capping was applied based on the cumulative CoV and cumulative Mean plots. To create the plots the composites for the four individual zones have been selected and subdivided into the sample types (i.e. drillhole, trench or adit). The datasets have then been sorted from low to high and new fields have been created that records the cumulative mean and variance for all the samples. Using the information it is possible to determine the cumulative CoV for each of the zones.

Plots of the composite assay grades against the cumulative mean and cumulative CoV have been produced for each of the sample types within the different oxidation domains (Error! Reference source not found.10). The plots can be used to distinguish the grades at which additional samples have significant impacts on the cumulative totals whose affect is considered extreme. Using this methodology top-cuts have been defined for each domain by reviewing the information from the different sample types.

Furthermore, log-probability plots have been checked to ensure the top-cuts applied are applicable and the spatial occurrence of the extreme cut gold values was visually verified to determine if they formed discrete zones.

Table 19-10:	Applied High-Grade Capping
DOMAIN	GRADE CAPPING (g/t)
Upper Oxide	20
Lower Oxide	25
Transition	20
Sulphide	10

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Figure 19-8:	Example plot of cumulative mean and CoV for diamond drill composites in the Transition domain showing the significant increase in CoV beyond 20g/t assay value.

16.1.9	Geostatisical Analysis

Geostatistical analysis was carried out on the selected composite samples and for the various material types (upper oxide, lower oxide, transition and sulphide). Initially variographic analysis was completed to establish any directional anisoptropy. Based on the results of the semi-variograms the search ellipse dimensions required during grade interpolation and the kriging parameters have been optimised.

16.1.9.1	Semi-Variograms

Variography is the study of the spatial variability of an attribute (i.e. gold grade). Variograms were produced for all modelled domains, based on the combined kriging zones. Variography on the individual bodies was attempted, but did not produce variograms of sufficient clarity to be modelled. In order to define variograms of sufficient clarity to be modelled, the data has been transformed via a Gaussian Transformation and the variograms calculated. In completing the analysis the following have been considered.

•	Determination of the mean azimuth and dip of the orebody and any potential plunge and compared the results to the semi-variograms established.
•	Calculation and modelling of the down-hole variogram of the composite gold values to characterise the nugget effect.
•

Calculation of experimental semi-variograms within the plane of maximum continuity to determine the directional variograms for the strike, across-strike and down-dip directions (using a Gaussian transformation).

•	Modelling of the directional variogram for the trend of maximum continuity and its orthogonal direction.

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•	Back transformation of the results to obtain the final parameters

Semi-variograms were estimated for each of the four oxidation domains described earlier. Initially the data was transformed using the Discrete Gaussian transformation algorithm. Semi-variogram models were produced in this transformation for the experimental variograms and these models were then back transformed into the untransformed dataspace for use in the kriging routine.

Variograms were produced in the three principal directions along strike, down dip and across the strike. In addition to these, an omnidirectional down-hole variogram was produced, and used to determine the nugget variance which was applied to the directional variograms. The following figures (Figure 19-9) show, as an example, the downhole and directional gaussian variograms produced for the Lower Oxide domain. The best variograms are produced from the along strike direction. Those produced for the down dip directions are affected by the limited data extent in this direction. The back-transformed Gaussian variograms for the Lower Oxide domain are also included below. The final semi-variograms per zone can be found in Appendix V.

Figure 19-9:	Summary of Gaussian Transformed Variograms for Lower Oxide Zone

(a) Down Hole Gaussian SV, LO domain

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The back-transformed Gaussian variogram parameters determined for each of the domains are included in Table 19-11. It should be noted that the use of a Gaussian transformed model can smooth the ranges and therefore SRK (UK) would recommend Banro complete a programme of closed spaced drilling / sampling in order to verify the current semi-variogram parameters. All zones are characterised by a nugget variance in the order of 40 – 45% of the sill value, while the fresh rock semi-variograms display a nugget variance in the order of 56%, which indicates a high degree of variability.

Table 19-11:	Back-transformed Gaussian Variogram Parameters
Variogram Parameter	Upper Oxide	Lower Oxide	Transition	Sulphide
Co	5.15	5.96	4.39	1.52
C1	3.26	2.45	2.27	0.47
a1 – Along Strike (m)	12	25	25	20
a1 – Down Dip (m)	13	12	10	15
a1 – Across Strike (m)	20	30	10	20
C2	2.56	3.07	2.39	0.73
a2 – Along Strike (m)	55	60	30	80
a2 – Down Dip (m)	40	25	80	60
a2 – Across Strike (m)	50	30	50	32
C3	1.29	1.81	1.89	-
a3 – Along Strike (m)	160	120	160	-
a3 – Down Dip (m)	150	100	80	-
a3 – Across Strike (m)	60	30	60	-
Nugget Effect (%)	42.10	60.94	40.13	55.88

16.1.9.2	Block Estimation

Grade Estimation was performed using Ordinary Kriging routines within the Datamine software package. A Quantitive Kriging Neighbourhood Analysis (QKNA) exercise has been completed in order to optimise the parameters used in the kriging calculations. The QKNA exercise has been completed within the Isatis software package. The results are

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summarised in Appendix (V). To complete the exercise a number of blocks have been selected that represent well informed, reasonably informed and poorly informed block estimates. Different input parameters have been changed and the differences in the slope of regression, weight to the mean, kriging weights, kriging variances, and block estimates recorded.

Each of the four oxidation state domains has been optimised individually with the search ellipses rotated into the plane of the orebody domain to take account of the anisotropy identified during the semi-variogram analysis. The north domain search was oriented with the major (x) search axis striking towards 340° and dipping 75° to the west. A second rotation with the major (x) search axis striking towards 340° and dipping 45° to the west, has also been tested as there was evidence within the Twangiza main deposit of high-grades running in this orientation. In general the results displayed good slopes of regression (i.e. greater than 0.8) within the well informed and reasonably informed areas for all scenarios. The only concern for the kriging estimates is the quality of the estimates within the poorly informed blocks. A summary of the final parameters selected are shown in Table 19-12.

Table 19-12:	Search Radius for Pass 1
Pass 1 parameters	UO domain	LO domain	TR domain	FR domain
Radius x (m)	130	130	130	80
Radius y (m)	100	100	80	60
Radius z (m)	20	20	20	20
Min No. Samples	4	4	4	4
No. Sectors	4	4	4	4
Max No. Samples	18	18	18	18
Descritization	4x4x4	4x4x4	4x4x4	4x4x4

16.1.10	Block Model Definition and Grade Estimation
16.1.10.1	Block Model Setup

Each domain of mineralisation was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible. Block models have been created for mineralisation, lithologies and oxidation states by ‘filling’ the respective wireframes with rectangular blocks. Rocktypes have been assigned to each block based on the fields and descriptions in Section Error! Reference source not found..

Block size for grade estimation has been assigned based on half of the 40 x 40m drillhole spacing for the current database. Therefore a strike - across strike - elevation configuration of 20 x 20 x 10 m was utilized for estimation purposes. Sub-blocking (subcelling) has been utilised to ensure blocks fit the wireframe defined.

Table 19-13:	Details of Block Model Dimensions for Grade Estimation
	Origin	Block Size	Number of Blocks
X	692,000	20	150
Y	680,500	20	250
Z	1,500	10	100

Bulk density was assigned to the block model based on the coded oxidation profile of upper and lower oxide, oxide/transition and transition/sulphide surfaces, accounting for the rock hardness within the transitional zone as per Error! Reference source not found.13.

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16.1.10.2	Grade Estimation

The wireframes were used as hard boundaries for the interpolations which were used to estimate grade values for the deposit. A number of different scenarios has been tested for interpolation, with all estimation being completed based on the parent cell size. Ordinary kriging (OK) was utilized for the all passes. OK was selected as it allowed the measured spatial continuity to be incorporated into the estimate. The different scenario’s tested we compared visually with 5m composited boreholes and the raw data to check the block estimates. The different scenarios tested are summarised in Table 19-14.

Table 19-14:	Summary of Kriging runs used during the Twangiza Estimation
Scenario	Descritption
1	Test run using search parameters from previous model with a minimum of 4 samples and maximum of 48 samples. Dip of search ellipse 75°
2	New semi-variogram anisotropy applied with a minimum of 4 samples and maximum of 48 samples. Dip of search ellipse 75°
3	New semi-variogram anisotropy applied with a minimum of 4 samples and maximum of 28 samples. Dip of search ellipse 75°.
4	New semi-variogram anisotropy applied with a minimum of 4 samples and maximum of 18 samples. Dip of search ellipse 75°.
5	New semi-variogram anisotropy applied with a minimum of 4 samples and maximum of 18 samples. Dip of search ellipse 75°, maximum of 12 samples per octant.
6	New semi-variogram anisotropy applied with a minimum of 4 samples and maximum of 18 samples. Dip of search ellipse 45°, maximum of 12 samples per octant
7	New semi-variogram anisotropy applied with a minimum of 4 samples and maximum of 18 samples. Dip of search ellipse 45°, Octants not used, no limit on Maxkey

The first pass employed a search ellipse which equates to approximately the semi-variogram range. The longest dimension of the ellipse was approximately equal to one of the range of the variogram. A minimum of 4 and a maximum of 18 composites were used to estimate a block in the first pass for all zones. This represents an increase from a minimum of 2 and a maximum of 12 composites used in the previous model. The block discretization for the interpolations was 4 x 4 x 4. The interpolation parameters are summarized in Table 19-14. The increase in the maximum number of samples will led to more smoothed grades reporting closer to the mean as more samples avoid localised estimates based on limited sample numbers.

Within each kriging scenario the samples for each kriging domain have been limited to the wireframe zones. In addition an axis multiplier has been used based on a ratio of the original search parameters. The axis multipliers have been set at 2 and 3 for the second and third search volumes. The number of samples used has been increase in the second search volume to produce more averaged grades. The use of these additional search volumes is to ensure all blocks are estimated. The number of blocks affected by the second range is limited; approximately 90 % of the blocks within the current economic pit are estimated using the first search range. The search volumes used have been stored in the final model under the field “SVOL”. This approach has resulted in a degree of smoothing which is appropriate for the nature of the mineralisation.

Due to the limited sample populations in KZONE 3, 5 and 6 it is SRK (UK)’s view that the application of OK using octants would not be appropriate. Therefore the zones have been modelled using OK with no limits on the number of samples per borehole or the use of

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octants. The general anistoropy defined in the Geostatistical studies of the main zones were used to define the orientated search ellipses for these zones as they are consistent with the interpreted geology of the deposit.

The final model has been completed by reviewing the different scenarios within the different areas (i.e. Twangiza Main and Twangiza North). The best visual comparison between the block estimates and the surrounding boreholes were seen in Scenario 6 for the Twangiza Main deposit and Scenario 5 for the Twangiza north deposit. Therefore the final model has been completed by taking the back-ground OK estimate used in Scenario 7 for the outer zones and updating the estimates within the relevant zones from the scenario 5 & 6 outputs. The compiled block model has been checked within the Datamine software package for missing or duplicated estimates to ensure there is no double accounting of ore tonnage.

16.1.10.3	Whittle Export

Prior to exporting the block model for the Pit Optimisation exercise the block model has been converted due to the fact Whittle requires a uniform block size. To complete the exercise a process is run with Datamine to regularise the blocks to a uniform block size. During the process the volume of ore and volume of waste have been calculated. A uniform block size of 10 x 10 x 5 m has been selected for the export to Whittle.

Due to the differences noted in the metal recoveries between the different rocktypes two stages of regularisation have been completed. The first regularisation calculated the ore percentage of material within the orezone and assigned the portions of blocks on the boundaries accordingly. The current plan is to initially only treat porphyry material where possible and therefore a second stage of regularisation has been completed to calculate the percentage or porphyry ore within each 10 x 10 x 5 m block has been completed. The results of the regularised models have been exported to GEMS Mining Software for the preparation of the final Whittle Export and Pit Optimisation exercise.

16.1.11	Mineral Resource Classification

The definitions provided in the following section are taken from the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has “reasonable prospects for economic extraction.” The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term “reasonable prospect for economic extraction” implies a judgement (albeit preliminary) by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction, including the approximate mining parameters. In basic terms the code highlights that the Mineral Resource is not simply an inventory of all mineralisation drilled or sampled, regardless of cut-off grade, likely mining dimensions, location and continuity. The Mineral Resource is therefore the portion of the Mineralised Block Model which under assumed and justifiable technical and economic conditions in whole or in part may become economically extractable.

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Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility studies.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

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Based on these CIM guidelines SRK (UK) has divided the Twangiza Mineral Resource into Measured, Indicated and Inferred categories. In determining the appropriate classification criteria for the Twangiza deposit, several factors were considered:

•	NI 43-101/CIM requirements and guidelines
•	Observations from the site visit in 2008 and previous visits
•	Geological analysis and geological interpretation.
•	Quality of Data used in the estimation
•	QA/QC, Density analysis
•	Quality of the estimated block model
•	Experience with other gold deposits
16.1.11.1	Geological Complexity

SRK (UK) has highlighted the importance of the geological model at Twangiza  and its potential implication on the metal recoveries of the different units. The porphyry units provide reasonably large continuous zones which SRK (UK) have been able to model with a reasonable level of confidence within well drilled areas. The geological knowledge and interpretation, data density, data reliability and quality, and continuity of the mineralisation in areas where adits and drill holes were heavily developed and drilled, respectively, have allowed the resource to be classified with higher confidence.

16.1.11.2	Quality of Data used in the estimation

Banro have conducted what is considered to be best practice in terms of sampling and sample preparation. Banro has conducted a systematic process of sample preparation within clean facilities, which is well documented. The systems include regular insertion of blanks, standards and duplicates in all sample submission to the laboratory in Mwanza. In general, the results from the QA/QC programme indicate acceptable levels of errors are achieved at the laboratory but during the recent drilling campaigns there is evidence of a slight low bias within the standard reference material. It is SRK (UK)’s view that this low bias will not have a material effect on the estimates at Twangiza.

16.1.11.3	Results of the geostatistical analysis

The data used in the geostatistical analysis results in relatively poor variograms on the raw datasets, with only downhole variograms with relatively short ranges able to be achieved. SRK (UK) has currently completed the geostatistical analysis using Gaussian Transformed variograms which could potentially smooth the variogram and increase the ranges. The results have been back-transformed to real space and adjusted to the variance of each zone accordingly. SRK (UK) has used this methodology during previous estimates and is satisfied that the resultant estimates have a reasonable level of confidence. Further work on close spaced drilling grids would increase the confidence in the current semi-variogram models used within the different zones. Based on the calculated variograms, the QKNA was undertaken with Isatis and the results showed a good slope of regression within the well informed and reasonably informed blocks. The slope of regression values, however, tailed off in areas of limited sampling where the sample support is reduced.

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The Classification has been carried out using a combination of drillhole spacing, slope of regression, geological and wireframe confidence and was applied to the model by digitizing a wireframe surface. Sections have been created based on an 80 m spacing with strings digitised for Measured, Indicated and Inferred limits.

Other criteria include the number of composites used in estimating block grade and variogram models and ranges of the first structure in the multi-structure variogram models. In SRK (UK)’s classification:

•

Measured Mineral Resource consists of kriged model blocks which have been interpolated by data within 20 m and are limited to the areas surrounding the adit sampling within the Twangiza Main proportion of the deposit, with extensions of 10 – 20 m below the deepest adit.

•

Indicated Mineral Resources are those kriged blocks which have been interpolated by adit and drillhole data using an average drillhole spacing of 40 x 40 m within the search area. A minimum number of points used to estimate a block grade has also been reviewed as have the search volumes and the slope of regression.

•

Inferred Mineral Resources are model blocks lying outside the first search area estimated by OK and those blocks which are deemed to be poorly informed and therefore have a low associated slope of regression. The down-dip extensions of the Inferred Mineral Resources have been limited to 50 – 100 m from the Indicated boundary and to remove interpretations based on a single drillhole spacing of 150 m.

•

Areas which have been modelled as part of the geological model and have estimates but fall outside of the Inferred boundary limits have been flagged in the model for Banro as areas for potential additions to the Mineral Resources. These areas require additional drilling before being classified as a Mineral Resource.

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Figure 19-10:	Typical section through the Twangiza Main Deposit displaying classification

•

SRK (UK) has implemented an interpretation of the CIM Standards in order to determine a depth boundary below which the mineralization model is not considered to have reasonable prospects of economic extraction. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting. SRK (UK) has restricted the depth of Mineral Resource based on a pitshell using the economic parameters used during the whittle study and an optimistic Gold price of US$ 1,000 per oz. It is SRK (UK)’s view that below this pit shell the Mineralized Block Model does not have reasonable prospect of economic extraction based on the current knowledge of the deposit and its location.

16.1.12	Cut-off Grade Derivation

The Mineral Resource statement given in Table 19-15 is quoted at a 0.5 g/t gold cut-off grade. Above this, the deposits have good continuity and this is considered a reasonable cut off grade for a Mineral Resource of this type based on the current economic parameters.

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16.2	Mineral Resource Statement

Table 19-15 and Table 19-16 summarise the current estimated Mineral Resources for the Twangiza deposit, showing classification subtotals and oxidation subtotals respectively.

Table 19-15:	Twangiza Deposit Mineral Resource Estimates @ 0.5 g/t Au cut-off (effective date: January 9, 2009)

Twangiza Main

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.2	2.4	1.32
Indicated	80.3	1.4	3.59
Measured & Indicated	97.4	1.6	4.91
Inferred	6.0	1.2	0.20

Twangiza North

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured
Indicated	10.0	2.2	0.69
Measured & Indicated	10.0	2.2	0.69
Inferred	1.1	2.1	0.08

Twangiza Valley Fill

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured
Indicated
Measured & Indicated
Inferred	1.0	4.2	0.13

Twangiza Total

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.2	2.4	1.32
Indicated	90.3	1.5	4.28
Measured & Indicated	107.5	1.6	5.60
Inferred	8.2	1.7	0.40

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Table 19-16:	Twangiza Deposit Mineral Resource Estimates by Material Type @ 0.5 g/t Au cut-off (effective date: January 9, 2009)
Mineral Resource Category	Measured			Indicated			Inferred
	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Oxide	11.1	2.49	0.89	6.8	1.89	0.41	1.7	3.09	0.2
Transitional	5.7	2.24	0.41	12.7	1.77	0.72	1.2	1.39	0.1
Sulphide	0.3	1.83	0.02	70.8	1.38	3.15	5.3	1.30	0.1

* Valley Fill							1.0	4.16	0.1

* Resource quoted at 1.0 g/t

Appendix VI shows the drill hole model sections and model flitch plans of the resource model.

Furthermore, deposits such as Mufwa, Tshondo and Kaziba are promising areas of artisanal activity within 13 km of Twangiza deposit which may prove to be important orebodies, and it is SRK (UK)'s view that there is good potential to find other economically significant deposits elsewhere in the concession area of as yet undetermined scale.

16.2.1	Comparison to previous estimate

SRK (UK) has completed a comparison of the current Mineral Resource against the previous estimate. The significant increase in the Mineral Resource is due to an increase in the Indicated Fresh Rock resource as a result of recent drilling confirming what was previously inferred and unclassified material, in the prefeasibility Mineral Resource. The current measured Mineral Resource has not significantly changed, whereas the indicated fresh rock Mineral Resource estimate has increased to 70.8 Mt at a grade of 1.4 g/t Au, from the 21.0 Mt at a grade of 1.5 g/t Au quoted in the PFS. This upgrading has resulted in a lower inferred Mineral Resource in the current estimate.

SRK (UK) notes the following points with respect to the January 2009 Mineral Resource Statement:

•

SRK (UK) has reported the Mineral Resources using a cut off grade of 0.5 g/t gold to reflect the technical and economic parameters used in the feasibility study. This compares well with the 0.5 g/t cut off grade used during the Prefeasibility Study.

•

SRK (UK) has taken the view that given the current market an upside potential gold price of US$ 1,000 /oz limiting pit shell and using a 0.5 g/t gold cut off grade, identifies the section of the SRK (UK) Geological Block Model which can be considered to have potential for economic extraction. Note in the pre-feasibility report SRK (UK) has previously used a US$ 910 /oz pit shell.

•

SRK (UK) has completed a reconciliation exercise between the PFS Resource Model and the current estimate within the updated US$ 1,000 pitshell. The results of the investigation indicated that the major difference between the models are not in terms of grade but an increase in the confidence from the inferred and potentially economic

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into the indicated category as a result of the increase confidence from the infill drilling campaign.

•

In summary the reconciliation showed an increase of approximately 10% in the tonnage within the new model at Twangiza Main but a drop in the grade of 7%, while at Twangiza North the mineral resource has increased by 20% on tonnes and 4% on grade.

•	SRK (UK) has maintained the lower high grade capping values used during the prefeasibility model compared to Banro’s January 2008 model.
•

SRK has implemented a stricter interpretation of the CIM Standards in order to determine a depth boundary below which the mineralization model is not considered to have reasonable prospects of economic extraction. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting.

16.3	CONCLUSIONS AND RECOMMENDATIONS
16.3.1	Conclusions

The Mineral Resources are found within three deposits: Twangiza Main, which contains 85% of the total Mineral Resources; Twangiza North, which contains 13% of the total Mineral Resources; and the transported Twangiza Valley Fill deposit, which contains 2% of the total Mineral Resources.

This Mineral Resource estimate represents an increase in the mineral resource estimate owing to some changes in confidence in the estimation, the more significant of which are described here:

Principally, SRK (UK) has increase the confidence in the Mineral Resource estimate at depth as a result of the infill drilling programme completed by Banro and the inclusion of the 20 CME holes excluded from the PFS Mineral Resource model. In addition SRK (UK) has increased the restricted Mineral Resource to a US$1,000 Whittle pit shell below which the mineralisation model is not considered to have reasonable prospects of economic extraction. This represents an increase of 10% on the gold price used in the previous estimate. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting.

Other changes in the methodology refer to the techniques used to define the mineralisation and geological models and changes to the geostatistical parameters. The introduction of a hard soft contact within the transitional material has led to a difference in the density values assigned to some portions of the weathered material. The new approach improves confidence in estimates of tonnage, densities and other parameters pertinent to mine planning.

There is limited potential to increase and upgrade the Mineral Resource contained in the current pit. A number of flanking structures remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions. The next phase of drilling within the current economic pit shell should focus on close spaced drilling patterns.

16.3.2	Recommendations

The following recommendations should be considered for future Mineral Resource model updates. In addition, the recommendations outline the types of study SRK (UK) believes Banro should complete prior to mining.

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•

To service the requirement for a short-term mine planning model, prior to commencing mining an advanced (trial) grade control block model should be created. The model should be based on 10 x 5 m drill centres using a Leachwell rapid cyanide leach method (in order to measure recovery and leach kinetics), with fire assay of the pulp (in order to back-calculate the in situ total gold). The study will serve a number of purposes. Further details of the programme are included in Item 19.3.2.1, but essentially it will aid in confirming the short-scale continuity which will allow:

➢	Verification of the current semi-variogram parameters to allow more advanced geostatistical techniques to be used if applicable i.e. Uniform Conditioning.
➢	Test the short-scale variability and allow Banro to quantify the variation in metal recoveries through the different lithologies.
➢	Definition of the optimum drill spacing to be used for grade control sampling to update short-term models on the commencement of mining.
•

Extension of the geological wireframes and interpretations beyond the current pit design particularly to reduce the potential geotechnical risks in Eastern Highwall. The current porphyry wireframes lie mainly within the current pit limits. A syncline to the east of the Twangiza Anticline has been noted from deposit-scale mapping. Interpretations should be extended to confirm the location of the hinge zone for the syncline as it could impact on the pit slope design.

•

Continued exploration / condemnation drilling of the pit limits particularly the eastern highwall by drilling at Twangiza Main deposit along the flanks and on the eastern limb of the Twangiza anticline as this may provide additional mineral resources where gaps currently exist inside US$1,000 /oz pit limits and where extensions to sparse intersections flanking the deposit remain untested. Note some inferred mineral resource near surface needs to be infilled.

Further more, general recommendations include:

•	The Valley Fill Mineral Resources are currently classified as Inferred Mineral Resources. Additional drilling / sampling will be required before Banro can include it in the mine plan.
•	Compilation of the geological and sampling database into a secure database system, moving away from storage of files in Microsoft Excel.
•

Update historical drill logs and complete basic recoding of historical geotechnical logs where possible using the current protocols. The aim of this programme would be to ensure all data captured from diamond core drilling is in one format. Attention should be paid to the critical factors for the mineral resource model including oxidation codes, weathering and hardness. The updated data should be integrated into the database so all data is accessible from one location where possible.

•	SRK (UK) recommend onsite geologists adopt the current interpretation and update these files as new drilling continues.
•

Introduction of dates into the capture of quality control which will aid reviews across multiple standards. Current investigations are live and problems should be addressed at the time, but will help aid in monthly / quarterly reviews. In addition, SRK (UK) recommends that Banro adopt the assigned standard deviations provided by Rocklabs for each standard and not internal assigned limits. This will ensure accuracy at the laboratory is maintained.

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16.3.2.1	Advanced Grade Control

It is recommended that the grade control drilling is undertaken in 2 phases:

1.	Advanced (trial) grade control, and
2.	Operational (routine) grade control

The first phase would be completed as part of an advanced grade control system using Reverse Circulation Sampling to depths of up to 50 m. It must be emphasised that although the metreage represents about 2 months drilling with a single RC rig, these holes will not need to be redrilled upon commencement of normal grade control operations.

Advanced (Trial) Grade Control

In order to more fully quantify the recoveries to be expected in the different lithologies, a programme of advanced grade control is recommended for both Twangiza Main and Twangiza North. Based on the current mine plans it appears the mining equipment to be used will be Caterpillar D730E ADT’s, each with a payload of approximately 30 tonnes. The excavators will be of the Caterpillar 5130 type and suggest mining benches of 10m are planned, comprising either 1 or 2 horizontal lifts (i.e. 1x10m or 2x5m flitches).

In terms of the geometry of the ore bodies and lithologies, the ore body has been modeled based on a 0.3 – 0.5 g/t cut-off with the mineralized envelopes varying from about 25 to 250m in thickness in Twangiza Main. The porphyry units range in thickness from approximately 5 – 50 m, the latter within the hinge zone.

Based on the mining configuration and equipment, a trial grade control grid of 10x5m (10m along strike of the mineralisation and 5m across strike) should be considered. Assuming flitches of either 5m or 3.3m will be mined, a sample interval of 2.5, 3.3 or 5.0 m is appropriate, depending on the optimum flitch height. This sample interval is suited to both the excavator selectivity capability as well as the thinnest of the porphyry units. It is critical, given that the porphyry is associated with a much higher recovery than the sediments, that these units are selectively blasted and mined.

In order to reach the base of the weathering profile, a drilling depth of 50m is proposed. This depth should be extended to intersect the fresh rock if the latter contact is imminent during drilling. It is suggested that the 100x100m test block be located south of section 9682200 (south of the last adit). This drilling comprises 11 drillholes along strike and 21 drillholes across strike, for a total of 231 holes. The estimated total metreage is in the order of 11,000 – 12,000 m.

It is recommended that each sample be tested by the Leachwell Rapid Cyanide Leach method, with fire assay of the pulp (tails) in order to determine total gold. In addition, if for example a Leco furnace is available at SGS Mwanza, it is recommended that a portion of the initial sample is analysed for sulphur and carbon. The sulphur analysis, particularly in the transition and fresh zones, should highlight any areas of Acid Rock Drainage potential. Banro’s internal guidelines should be used during the sample preparation and including the current QAQC programme to ensure accuracy in the results.

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The material recoveries at Twangiza North are in some cases different from those in Twangiza Main (particularly within the transitional zone), and as such, it is prudent to carry out an advanced drilling programme in this area as well. It is recommended that a similar 100x50m drilling block be located between the local mine sections 11840 N and 12160 N. The methodology will be the same as for Twangiza Main.

To date the focus of the sampling has been for resource estimation purposes based only on gold assays inside the mineralised zones. Other factors such as sulphur levels in the waste rocks will be important and should be checked for prior to mining and in future Mineral Resource Models.

The Advanced grade control programme will provide Banro with useful information to complete a number of studies. The short spaced drilling grids should improve the confidence in the semi-variogram parameters and all studies to be completed into the optimum drilling grids for the remainder of the deposit. The cost the drilling will be saved in terms of future drilling as routine grade control will not be required in these areas. The resultant information will allow Banro to construct a short term planning model based on small block sizes to the Resource Model which in turn will form part of and increase the Measured Mineral Resource.

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16.4	MINERAL RESERVE ESTIMATE
16.4.1	Introduction

The gold mineralization at Twangiza is found within three identified areas (Twangiza Main, Twangiza North and the Valley Fill) and covers an area of approximately 90,050 hectares.

This section of the report details the results of an open pit optimization, practical pit design and the production scheduling carried out by SRK Consulting (South Africa) (Pty) Ltd. (“SRK (SA)”) based on the Mineral Resources that have been estimated by SRK (UK).

The base case assumes that electricity is supplied by construction of a hydro-electric power plant close to the operation. On-site diesel power generation is considered as an expensive alternative and is used only for comparison. The proposed Twangiza process plant is based on a 5.0 million tonnes per annum (Mtpa) gravity/CIL circuit consisting of crushing, milling and gravity recovery of free gold.

This is followed by leaching/adsorption of gravity tailings, elution, gold smelting and tailing disposal. It has been assumed that a conventional open pit shovel and truck method will be used over a Life of Mine (LOM) of approximately 15 years, exclusive of a six month pre-stripping period. In general, the mining schedule produced has been driven by two factors: the requirement to pre-strip the Twangiza North (North) pit to maintain a consistent and practical waste schedule and to feed the oxide ores through the process plant during the initial years.

Finally, SRK (SA) has presented estimates of Mineral Reserve in this report.

Table 19-17 shows the Mineral Resource classifications within the Twangiza practical design pits. Note that the pit optimisation and the production schedule only rely on the Measured and Indicated Categories of the Mineral Resource.

Table 19-17:	Mineral Resource Classification
Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.2	2.40	1.32
Indicated	90.3	1.50	4.28
Total: Measured & Indicated	107.5	1.60	5.60
Inferred	8.2	1.70	0.40

(Using a 0.5g/t Au cut-off).

16.4.2	Geotechnical Investigation and Slope Stability Analysis

The geotechnical investigation and slope stability analysis for the Feasibility Study has progressed since the PFS to the stage where samples were selected and submitted to a laboratory for rock strength tests. The test results were not available to incorporate in the current slope stability analysis and will have to be completed in a further phase of the study. In addition to the rock strength testing, a hydrogeological investigation is required to complete the geotechnical investigation. The slope angles as determined in the PFS were therefore applied in the mining study for the Feasibility Study.

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A full description of the geotechnical investigation and slope stability analysis undertaken for the PFS is given in Section 16.1 of the Pre-Feasibility Study NI43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo, dated August 13, 2008.

16.4.3	Open Pit Optimization
16.4.3.1	Introduction

The following addresses the mining components of the Twangiza Feasibility Study and is based on the geological block model generated by SRK (UK).

A conventional open pit shovel and truck method will be used for the mining of sufficient ore to supply 5.0Mtpa of oxide ore throughput, and subsequently 3.75Mtpa for transitional and fresh ore throughput.

For the Base Case it has been assumed that the mining functions of the operation will be carried out in-house by a Banro mining team although a contractor option has also been considered.

In general the mining schedule produced has been driven by the following criteria:

•	Presentation of the oxides ores to the Process plant during the first three years. During this period any transitional and fresh ore will be stockpiled.
•	After Year 3 the transitional and fresh ore will be sent to the process plant up to the plant capacity for transitional and fresh ore of 3.75million tonnes per annum.

The open-pit optimization studies were performed using the Whittle/Gemcom Four-X Analyser (Whittle 4X) software package to provide guidance to the potential economic final pit geometries. Whittle 4X compares the estimated value of the individual mining blocks at the pit boundary versus the cost for waste stripping. It establishes the pit walls where the ore revenue and waste stripping cost balance for maximum net revenue.

The selected optimum pit shell is then engineered to generate a practical pit design that incorporates the design slope angles and access ramps / haul roads for an operating pit. The ore / waste tonnages in the practical pit can be calculated, and scheduled to determine the ore production and the waste stripping requirements.

The Whittle process requires various input data including the resource block model, unit costs and other physical parameters such as the slope angles at which the pit can be mined. Appropriate unit costs specific to the Twangiza operation were provided by the relevant parties and from previous and similar projects undertaken by SRK (SA).

The following sections describe the methodology and derivation of the initial Whittle input parameters and assumptions;

16.4.3.2	Resource Block Model

A single computer block model was used as the basic resource model for the pit optimization study. This resource model was exported from GEMS to Whittle 4X. Only mineralized material in the measured and indicated categories was taken into account.

16.4.3.3	Geotechnical

Based on the slope parameters derived by SRK (UK) for the PFS, the following overall slope angles were used for the pit optimization:

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General slope angle in soil/saprolite material of 27.5 to 30°;

General slope angle in oxide material of 45°;

General slope angle in transitional material of 50°;

General slope angle in fresh material of 55°.

These parameters are used assuming dry mining conditions.

16.4.3.4	Cost Inputs

Cost input parameters were obtained from the initial review of Twangiza undertaken by SRK (SA) and from other open pit gold projects undertaken by SRK (SA) in Africa. For the purpose of the Whittle optimization, capital costs, depreciation, amortisation and other interest / finance charges have been excluded.

16.4.3.5	Mining Costs

For the pit optimization analysis, SRK (SA) has derived a unit mining cost of USD1.60/t for ore and USD1.55/t for waste mined. A mining cost adjustment factor of 90% was used for the weathered material to take into account the reduced drilling and blasting required in these upper formations.

16.4.3.6	Processing and General Administration Cost

SENET provided the metallurgical processing recovery factors and costs for the HEP option with regard to the different ore types, and the overall General and Administration (G&A) costs based on a throughput of 5.0Mtpa for oxide and 3.75Mtpa for transitional and fresh ore types.

A breakdown of the costs and parameters used in the Whittle optimization runs are shown in Table 19-18.

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Table 19-18:	Whittle parameters for the Open Pit Optimization
Material Type	Twangiza Main Deposit	Twangiza North Deposit
Oxide	Recovery of 90.2%	Recovery of 91.2%
	Processing cost of US$ 8.76 / t	Processing cost of US$ 9.01 / t
	General & Admin cost of US$ 1.68 /t	General & Admin cost of US$ 1.68 /t
Transitional Porphyry	Recovery of 79.5%	Recovery of 93.2%
	Processing cost of US$ 10.06 / t	Processing cost of US$ 7.24 / t
	General & Admin cost of US$ 2.24 /t	General & Admin cost of US$ 2.24 /t
Transitional Sedimentary	Recovery of 36.4%	Recovery of 36.5%
	Processing cost of US$ 16.96 / t	Processing cost of US$ 16.91 / t
	General & Admin cost of US$ 2.24 /t	General & Admin cost of US$ 2.24 /t
Fresh Porphyry	Recovery of 74.8%	Recovery of 81.45%
	Processing cost of US$ 9.23 / t	Processing cost US$ 7.53 / t
	General & Admin cost US$ 2.24 /t	General & Admin cost of US$ 2.24 /t
Fresh Sedimentary	Recovery of 51.7%	Recovery of 51.8%
	Processing cost of US$ 16.29 / t	Processing cost US$ 16.53 / t
	General & Admin cost US$ 2.24 /t	General & Admin cost of US$ 2.24 /t
Assay Costs	Oxide - US$ 0.24 / t	Oxide - US$ 0.24 / t
	Transition – US$ 0.32 / t	Transition – US$ 0.32 / t
	Fresh – US$ 0.32 / t	Fresh – US$ 0.32 / t

16.4.3.7	Mining Factors

In consideration of the geo-modeling techniques, the nature of the geological contacts, the grade smoothing incorporated in the resource estimation methodology and the mining equipment selection it was decided that the mining dilution factor be set at 5% (at 0g/t grade) and mining recovery at 95% based on the block size used in the mining model.

16.4.3.8	Gold Price and Royalties

An average gold price of US$850/oz was selected by Banro which corresponds to other economic mining studies being undertaken elsewhere at this time. Sensitivities were created for gold at US$750/oz and US$950/oz.

Under a mining convention agreement with the DRC Government, royalties have been set at 0% of gold price according to information provided by Banro. In addition, the revenue calculations were offset by a US$5.00/ounce refining cost.

16.4.3.9	Cut-off Grade Calculations

The Cut-off Grade, (“COG”) was derived calculating the overall cost of producing one tonne of ore divided by the recovered value of the gold contained therein. This was determined for all ore types as follows:

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Table 19-19:	Cut-off Grade per ore type
Ore Type	Main (g/t)	North (g/t)
Oxide	0.46	0.47
Porphyry Transition	0.62	0.41
Porphyry Fresh	0.61	0.48
Sedimentary Transition	2.08	2.07
Sedimentary Fresh	1.41	1.43

16.4.3.10	Whittle Results

The results from the pit optimization, for the parameters and assumptions stated, are shown in the Table 19-20 and Figure 19-11.

Table 19-20:	Whittle Optimisation Results
Whittle Pit	Revenue	ROM	Grade	Waste(Incl Reject)	Reject		Strip	Undiscounted
Number	Factor	(kt)	(g/t)	(kt)	(kt)	(g/t)	Ratio	Cash Flow
								(US$million)
1	0.30	12,142	2.810	6,542	272	1.413	0.54	629
2	0.40	17,685	2.548	15,268	793	1.359	0.86	772
3	0.50	24,914	2.402	25,276	3,854	1.282	1.01	891
4	0.60	30,908	2.266	39,209	6,209	1.237	1.27	965
5	0.70	39,125	2.151	63,464	11,569	1.114	1.62	1,040
6	0.80	46,744	2.044	87,681	18,367	1.060	1.88	1,089
7	0.90	54,515	1.936	114,488	27,376	0.994	2.10	1,113
8	1.00	61,585	1.877	145,513	34,149	0.972	2.36	1,122
9	1.10	67,655	1.839	185,491	40,884	0.961	2.74	1,116
10	1.20	70,202	1.829	209,810	43,847	0.965	2.99	1,105
11	1.30	71,497	1.822	223,910	45,919	0.966	3.13	1,096
12	1.40	72,090	1.819	231,617	46,948	0.968	3.21	1,089
13	1.50	72,511	1.817	238,425	47,532	0.967	3.29	1,083
14	1.60	72,962	1.813	246,478	48,331	0.966	3.38	1,076
15	1.70	73,899	1.806	261,385	50,674	0.952	3.54	1,058
16	1.80	74,098	1.805	265,721	51,027	0.952	3.59	1,054
17	1.90	74,407	1.803	272,268	51,754	0.952	3.66	1,046
18	2.00	74,650	1.800	277,801	52,339	0.950	3.72	1,038

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Figure 19-11:	Whittle Optimisation Results

16.4.3.11	Selection of Optimised Pit Shell

The selection of the optimized final pit shell was based on maximum undiscounted cash flow. In this instance, pit shell 08 was selected for the practical pit design as shown in Figure 19-12.

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Figure 19-12:	Optimised Pit Shell selected for Practical Pit Design

16.4.4	Practical Pit Design

The practical pit designs were done using the optimised pit shells as templates. GEMS software was used to prepare the practical pit, and to incorporate the haul roads, ramps together with the appropriate inter-ramp slope angles.

The open pit design criteria were:

•	A nominal bench height of 10 m;
•

Interramp slope angles of 36° in the upper oxide, 50° in the lower oxide material zone, 54° in transitional zone and fresh 59° the fresh material (inclusion of the ramping systems results in the approximate overall slope angles being achieved).

•

Haul road widths of 20 m including safety berms providing sufficient room for two-way traffic for the planned 42 t capacity truck fleet. Minor ramps at the lower elevations of the pits have been reduced in width where traffic density will be minimal.

•	Haul road grades at a 10% continuous gradient.

A total of four pits have been designed as follows:

•

Main Intermediate – exploiting the main ore body using Whittle pit number 04 as a template. This pit has been designed to minimise the initial scheduled stripping ratio. A plan view is shown in Figure 19-13,

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•	Twangiza North – this pit exploits the North ore body using Whittle pit 08 as a template as shown in Figure 19-14,
•	Twangiza North Main – this pit exploits the southern portion of the North ore body as shown in Figure 19-15 also using Whittle pit 08 as a template. This pit is separate from the Twangiza North Pit;
•	Twangiza Main Final – this pit is an expansion of the Twangiza Main Intermediate Pit and shown in Figure 19-16.

Principal haul roads have been designed to connect the working areas to the primary crusher and the waste dumps.

The final pit design is shown in Figure 19-17.

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Figure 19-13:	View of the Twangiza Main Intermediate Pit

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Figure 19-14:	View of the Twangiza North Pit

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Figure 19-15:	View of the Twangiza North Main Pit

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Figure 19-16:	View of the Twangiza Main Final Pit

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Figure 19-17:	View of the Twangiza Final Open Pits

16.4.5	Mine Production Schedule

The scheduling process consists of developing a mine plan that is economically optimum using the inventory included in the practical pits. Schedule methodology was based on a simple bench by bench basis and avoiding the use of ultra-selective mining.

During the first three years only Oxide ore is delivered to the plant from both the Twangiza Main and the North pits. Transitional and Fresh ore mined during this period are stockpiled. As from Year 4 Oxide ore is delivered to the plant at a reduced rate and Transitional and Fresh ore is delivered to the plant from stockpile and directly from the pits. The amount of Transitional and Fresh ore delivered in a particular period is estimated as follows:

•	(5.00-oxt)*(3.75/5.00) where oxt is the oxide tonnage in Mt.

Table 19-21 and Figure 19-18 present the proposed Life-of-Mine, (LOM) schedule for the hydro-electric power (HEP) option.

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Table 19-21:	LOM Production Schedule for the HEP Option
Period	Total Oxide Ore to Plant		Total Ore to S’pile		Total Ore Ex S’Pile to Plant		Tot Por & Sed Ore to Plant		Total Ore to Plant		Reject		Waste	Strip Ratio
	kt	g/t	Kt	g/t	Kt	g/t	kt	g/t	kt	g/t	kt	g/t	kt

Pre_strip	150.00	1.06	0.00	0.00			0.00	0.00	150.00	1.06	30.30	0.41	3,422.10	23.0
Y01	4,850.00	2.21	197.20	1.32			0.00	0.00	4,850.00	2.21	379.30	1.22	11,131.00	2.4
Y02	5,000.00	2.36	2,536.00	2.46			0.00	0.00	5,000.00	2.36	1,568.70	1.42	14,617.20	3.2
Y03	5,000.00	2.07	3,818.50	2.38			0.00	0.00	5,000.00	2.07	1,265.20	1.02	14,920.70	3.2
Y04	1,533.80	1.85	0.00	0.00	194.05	2.38	2,599.65	1.98	4,133.45	1.93	4,263.10	0.97	11,922.80	3.9
Y05	467.30	1.81	0.00	0.00	138.33	2.38	3,399.53	1.85	3,866.83	1.84	3,603.80	0.86	12,582.10	4.2
Y06	286.40	1.46	0.00	0.00	622.20	2.38	3,535.20	1.71	3,821.60	1.69	4,058.00	0.85	12,127.80	4.2
Y07	206.10	1.63	0.00	0.00	517.73	2.38	3,595.43	1.89	3,801.53	1.87	2,698.30	0.94	6,206.90	2.3
Y08	136.90	0.99	0.00	0.00	647.43	2.38	3,647.33	1.75	3,784.23	1.72	2,743.10	0.99	5,295.10	2.1
Y09	0.00	0.00	0.00	0.00	750.10	2.38	3,750.00	1.83	3,750.00	1.83	1,994.60	0.98	3,818.50	1.6
Y10	0.00	0.00	0.00	0.00	750.00	2.38	3,750.00	1.78	3,750.00	1.78	1,796.10	0.94	3,268.20	1.4
Y11	0.00	0.00	0.00	0.00	750.00	2.38	3,750.00	1.71	3,750.00	1.71	2,632.20	0.93	3,517.40	1.6
Y12	0.00	0.00	0.00	0.00	750.00	2.38	3,750.00	1.74	3,750.00	1.74	2,077.10	0.92	2,186.50	1.1
Y13	0.00	0.00	0.00	0.00	750.00	2.38	3,750.00	1.71	3,750.00	1.71	1,955.10	0.95	1,291.20	0.9
Y14	0.00	0.00	0.00	0.00	681.88	2.38	3,749.88	1.71	3,749.88	1.71	1,800.50	0.96	846.60	0.7
Y15	0.00	0.00	0.00	0.00	0.00	0.00	3,750.00	1.63	3,750.00	1.63	2,087.60	1.03	540.60	0.7
Y16	0.00	0.00	0.00	0.00	0.00	0.00			223.30	1.69	18.10	1.04	1.70	0.1
Total
	17,630.5	2.13	6,551.7	2.38	6,551.71	2.38	43,027.01	1.77	60,880.81	1.87	34,971.1	0.96	107,696.4	2.3

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Figure 19-18:	LOM Production Schedule for the HEP Option

16.4.6	Twangiza Mineral Reserves

The Mineral Reserve estimate has been managed by SRK (SA)’s H.G. Waldeck who is a qualified person, within the meaning of National Instrument 43-101, and assisted by SRK (SA)’s Mark Sturgeon who too is a qualified person. Mr. Waldeck is a graduate with a Bachelor of Science in Mining Engineering gained from the University of Pretoria in 1971, as well as an MBA from the University of Potchefstroom in 1975. Mr. Waldeck is registered as a Professional Engineer with the Engineering Council of South Africa and is an Associate Member of the South African Institute of Mine Managers of South Africa.

The Mineral Reserve Statement uses the definitions and guidelines given in CIM Definition Standards on Mineral Resources and Mineral Reserves and is reported in accordance with National Instrument 43-101 requirements.

SRK (SA) has included some of the Transitional and Fresh Sedimentary ore types in the Feasibility Study although their processing plant recoveries are low. A total of 35 million tonnes of Transitional and Fresh Sedimentary ore types at an average grade of 0.96g/t, (1,080,000 ounces), are to be stockpiled separately for possible processing at a later stage.

Table 19-22 shows the Mineral Reserves estimated to be contained in the Twangiza practical pit design and the production schedule;

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Table 19-22:	Summary of Twangiza Mineral Reserves (effective date: January 12, 2009)

Reserve Category	Deposit	Tonnes	Grade	Ounces
		(Million)	(g/t Au)	(Million)

Proven	Twangiza Main	14.46	2.45	1.14
	Twangiza North

Total Proven		14.46	2.45	1.14

Probable	Twangiza Main	38.39	1.60	1.97
	Twangiza North	8.03	2.16	0.56

Total Probable		46.42	1.69	2.53

Total Proven and Probable Mineral Reserves Twangiza		60.88	1.87	3.67

The two deposits at Twangiza are mined simultaneously to provide 5.0million tonnes of Oxide ore to the processing plant in the initial years. The Transitional and Fresh ore types are stockpiled during this period and processed once the oxide ore production decreases.

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17	OTHER RELEVANT DATA AND INFORMATION

Due to the non-availability of an appropriate drill rig towards the end of 2008, some hydrogeological and surface geotechnical drill holes have not been drilled and therefore a conclusive geotechnical investigation and hydrogeological investigation to a “Bankable Feasibility Study” level could not be completed within the planned timeframe. By strict definition this aspect of the Feasibility Study is therefore not fully complete and as such cannot be considered, to be at a “Bankable Feasibility level”.

The implications associated with the outstanding Geotechnical and Hydrogeological investigations could adversely or favourably have an impact on the following areas of the project:

•	Civil design criteria for the process plant and related infrastructure.
•	Civil design criteria for the tailings disposal facility site selection and containment design
•	Civil design criteria for the tunnel of the hydroelectric power facility
•	Environmental impact

The intention is to have the necessary holes drilled and the associated laboratory and interpretive analysis conducted as soon as practically possible, to ensure confirmation of the assumptions used in the geotechnical and hydrogeological portions of the Feasibility Study. It must however be noted that the pre-feasibility work and conclusions in both of these areas, have been further strengthened with additional assumptions and work, over the past seven months, to take it to a Feasibility study level.

Further related work and additional studies in the following areas are also necessary in order to further optimise the Feasibility Study to a Bankable Feasibility level:

Process Plant and Infrastructure

•	Civil design review based on the impact of the final impending geotechnical and hydrogeological investigations;
•	A review of the impact of final site selection for the tailings facility on all related infrastructure;
•	A detailed project cost review based on the impact of the final impending geotechnical and hydrogeological investigations;
•	A project cost review based on the impact of the global economic crisis;
•	Exploration of in country (within DRC) and near country sourcing of diesel, lime and cement;

Mining

•

Test results for the Geotechnical and Hydrogeological Investigation need to be incorporated into the slope stability analysis as the Mining study applied the slope angles as determined for the PFS to the Feasibility Study. This is also required for the stability of the waste dumps;

•	An investigation of the acid rock drainage potential of the reject stockpile and the waste dumps;

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•	Additional drill holes for further metallurgical test work and definition of the sedimentary rock, to clearly define the refractory portion thereof, needs to be completed;
•	Further Cost investigation into contractor mining.

Tailings Facility

•	Site sampling of waste materials for ARD analysis;
•	More detailed geochemical characterization of the waste material proposed for construction of the main TMF embankment;
•	Validation of meteorological data especially storm water (probable maximum precipitation PMP) events;
•	Tailings geotechnical evaluation - sedimentation, PSD, Strength etc, to address Slurry and Dry Cake disposal;
•	Tailings geochemical evaluation - ARD potential;
•	Validation of surface topography;
•	Validation of unit rates;
•	Confirmation of the mine mass balance detailing monthly waste tonnage and type;
•	Complete topographic plans for waste dumps (development plans);
•	Update current process plant water balance;
•	Confirm the geochemical and geotechnical characteristics of the process wastes;
•	Confirm the mass and water balance for the process wastes;
•	Confirm water treatment system;
•	Complete the detailed topographic survey for the TMF and WSD embankment sections and inundation area, borrow area, roads and diversion drains;
•	Complete run out analysis at TMF and WSD;
•	Review potential to use co-disposal of dry tailings with waste rock to reduce slurry volumes;
•	Review potential to use combined slurry and paste discharge techniques.

Hydro Electric Power Facility (Including EIA)

•	Continue to gather flow data in the Ulindi River and revise long-term flow estimates at appropriate intervals;
•	Undertake detailed geotechnical investigations of the proposed sites;
•	Obtain more accurate and representative cost data;
•	Further optimize design layouts especially water conveyance systems;
•	Optimize access road alignments and locations;
•	Further optimize all other project components in an attempt to reduce the overall project capital costs;

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•	Initiation of surface water and groundwater baseline monitoring;
•	Aquatic and terrestrial ecosystems assessments (fauna and flora);
•	Surface water assessment – quality, hydrology and river hydraulics;
•	Hydrogeology investigation;
•	Soil and land use capability study;
•	Heritage resources assessment;
•	Socio-economic impact assessment;
•	A second round of Public Participation;
•	Detailed alternatives analysis;
•	Compilation of an Environmental Management Plan and Rehabilitation Plan.

Environmental and Social

The ESIA and ESMP will be completed when the following outstanding information and data is available and documented:

•	Final Project infrastructure layout and feasibility-level design;
•	Hydrogeology: Hydrogeological drilling (quantitative yield data) in pits, plant site, waste rock dumps, tailings dam;
•	Geotechnical drilling all sites;
•	Flow gauging continued for 1 year (to August 2009);
•	Monthly water quality monitoring for 1 year (to May 2009);
•	Monthly dust fall monitoring for 1 year (to August 2009);
•	Testwork/laboratory analysis: Acid rock drainage testwork on tailings and waste rock samples;
•	Full chemical characterization of tailings samples;
•	Development of company policy statements on and operating procedures for
➢	Human resources (recruitment, organogram, remuneration and conditions of service)
➢	Health and Safety, including Community Health and Safety
➢	Security
➢	Emergency planning and preparedness.

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18	INTERPRETATION AND CONCLUSIONS

The Feasibility study of the Twangiza project was completed in January 2009 and the results are summarised in this report. Pit optimisations studies were undertaken on the measured and indicated Mineral Resources (no inferred Mineral Resources were included in the open pit outlines), from which mining schedules were estimated. Results from the metallurgical testwork of the various ore types at Twangiza were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were refined for the project, together with the hydroelectric power option. An economic model and financial analysis was also undertaken.

The infill drilling program that was completed since the previous estimates of June 23, 2008, targeted Inferred Resources within the Pre-Feasibility limiting pit shell and confirmed the geometry of the mineralized bodies. This infill drilling and the inclusion of the 20 holes, which were drilled by CME Consulting Ltd. in 1997-1998 (excluded from the previous estimates), has also increased confidence in the estimates at depth. SRK (UK)’s updated model for the Feasibility Study is slightly wider than the Pre-Feasibility Study model, incorporating additional low grade material and therefore producing a slightly lower grade than the previous model. Changes in estimation parameters have influenced the estimation of block grades to a small extent with more samples being used in the current estimation.

SRK (UK) has reported the Mineral Resources using a block cut-off grade of 0.5 g/t gold to reflect the technical and economic parameters used in the Feasibility Study and is consistent with the Pre-Feasibility Study.

The increased resource at Twangiza Main is mostly in the Indicated fresh rock material. Reconciliation work between the Pre-Feasibility model and the current estimates shows that the significant increase in the resources is due to the infill drilling program intercepting certain additional high grade intersections at depth, which has resulted in material being transferred from the Inferred and unclassified categories into the Indicated Mineral Resource category.

SRK (UK) has applied high grade capping of certain values during the estimation process as consistent with the Pre-Feasibility model (in the oxide, transitional and fresh domains and capped to 20 g/t gold, 25 g/t gold and 10 g/t gold respectively). SRK (UK)’s Mineral Resource estimates have been limited to a pit shell based on an upside potential of US$1000/oz gold price. The pit shell represents a 10 % increase in the price used for the Pre-Feasibility Study pit shell.

Given the importance associated with the lithological model, SRK (UK) has updated and in some places reinterpreted the lithological model for the deposit. SRK (UK) recommends that further work be completed on the interpretation at the north east of the main deposit to further define the presence of a syncline structure, which is open at depth. A number of flanking structures remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions.

The Mineral Resource estimates are found within three deposits: Twangiza Main which contains 85% of the total Mineral Resources; Twangiza North, which contains 13% of the total Mineral Resources; and the transported Twangiza “Valley Fill” deposit, which contains 2% of the total Mineral Resource. Both Twangiza Main and Twangiza North are open at depth.

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The two deposits at Twangiza (Main & North) are planned to be mined simultaneously to provide throughput of 5 million tonnes of oxide ore to the processing plant in the initial years. The transitional and fresh ore types are planned to be stock piled during this period and processed once the oxide ore production begins decreasing. The Twangiza Project has a favourable stripping ratio of 2.34, which is an important contributing factor to Twangiza’s low operating costs.

This study has been done with specific focus on the non-refractory portion of the ore body by SRK (SA) at Banro’s request. SRK (SA) has however included some of the transitional and fresh sedimentary ore types in the measured and indicated categories. Owing to their refractory nature these reflects lower processing plant recoveries, (36% for the transitional sedimentary and 52% for the fresh sedimentary). Additional drill holes for further metallurgical testwork and definition of the sedimentary rock, to clearly define the refractory portion thereof, will therefore need to be completed going forward.

To this end and although there is still a certain amount of work that requires refinement in order to take the project to a Bankable feasibility level, the Twangiza project demonstrates a robust economic outlook and with further exploration work it will take the project further up the development curve. The main focus will be to add additional ounces to the Twangiza project especially in the oxide and transitional categories and also with a focus on the four neighbouring targets. These targets, namely Luhwindja (adjacent to Twangiza north), Kaziba, Mufwa and Tshondo on the Twangiza Project are within trucking distance of the proposed plant site and are expected to boost the ounce profile over and above the numbers released in this study.

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19	RECOMMENDATIONS

SENET recommends that a conclusive Geotechnical and Hydrogeological investigation be undertaken as soon as practically possible, in order to confirm the assumptions made in the Feasibility Study. The implications of which could adversely or favourably have an impact on the Civil design criteria of the process plant and related infrastructure; the tailings disposal facility site selection and containment design; the tunnel for the hydroelectric facility and any potential environmental impact.

SENET and SRK (SA) recommend that additional drill holes for further metallurgical testwork and definition of the sedimentary rock, to clearly define the refractory portion thereof, be completed going forward.

SENET also recommends that, based on the impact of the global economic crisis and the lower commodity input prices for mining projects (shifts in supply and demand), further review of the project costs may result in economic savings.

SRK (UK) recommends that further work be completed on the interpretation at the north east of the main deposit to further define the presence of a syncline structure, which is open at depth. SRK (UK) has placed an increase emphasis on the creation of a robust Geological model during the current Mineral Resource estimate. The introduction of a hard / soft contact within the transitional oxide material and review of the density data has resulted in a slightly lower densities being used in the weathered material.

SRK (UK) would also recommend work on a number of flanking structures which remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions. SRK (UK) has also recommended that during the next phase of the project Banro should complete a test grade control block as part of an advanced grade control system. The programme would improve the confidence in the geostatistical parameters used in the current model, all testwork to be completed on short term recoverable resource models and increase the measured portion of the Mineral Resource.

Knight Piésold recommends that further geotechnical fieldwork be undertaken as well as the collection of further stream-flow and cost data.

AMEC recommends that, in order to progress the design for the TMF and WSD to a bankable feasibility level, a programme of further field investigations, geochemical characterization, hydro geological investigation, and laboratory studies be undertaken. These studies are a required part of the engineering design process.

It is further recommended that the ESIA and ESMP be completed.

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20	REFERENCES

AMEC Earth & Environmental (2008). Tailings Management Pre-Feasibility Site Options Study, Twangiza Permit, Democratic Republic of Congo, Prepared for Banro Corporation, May 2008.

AMEC Earth & Environmental (2009). Tailings Management Facility Feasibility Study Report, Twangiza Permit, Democratic Republic of Congo, Prepared for Banro Corporation, March 2009.

Baker, T. (2005). Recent Developments in Intrusion-related Gold Research and Implications for Exploration. The Mineral Deposits Studies Group, Annual Winter Conference, Belfast, 2005

Banro Resource Corporation (1998a). News Release (8/6/1998) “Banro Disputes Unilateral Action”.

Banro Resource Corporation (1998b). News Release (8/27/1998) “Banro Asks $1 Billion From Congo For Seized Gold Mining Concessions”.

Naas, C.O. (2003). Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo for Banro Corporation by CME Consulting Ltd.

Prigogine, A. (1966). Étude du Mineral de Twangitza. M.G.L., Ref: MET/31/M.AT 50/6653

Thompson, J.F.H., Sillitoe, R.H., Baker, T, Lang, J.R. and Mortensen, J.K. (1999). Intrusion-related gold deposits associated with tungsten-tin provinces. Mineralium Deposita, vol. 34, pp 323-334.

Standards

The following standards and specifications were adhered to:-

•	National Instrument 43-101, including Form 43-101F1

Codes

DRC Mining Code	LAW No. 007/2002 of JULY 11, 2002 RELATING TO THE MINING CODE

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27	DATE AND SIGNATURE PAGE

The "qualified persons" (within the meaning of National Instrument 43-101) for the purposes of this report are Neil Senior of SENET, Martin Pittuck of SRK (UK), H.G. (Wally) Waldeck of SRK (SA), Ciaran Molloy of AMEC Earth & Environmental and Jeremy Haile of Knight Piésold. The effective date of this report is February 27, 2009.

Signed the 27th day of February, 2009.

(signed) “Neil Senior”

Neil Senior

Consulting Principal Process Engineer

SENET

(signed) “H.G. Waldeck”

H.G. Waldeck

Partner

SRK Consulting (South Africa) (Pty) Ltd.

signed “Jeremy Haile”

Jeremy P. Haile

President

Knight Piésold Ltd.

(signed) "Martin Pittuck"

Martin Pittuck

Principal Resource Geologist

SRK Consulting (UK) Limited

(signed) "Ciaran Molloy"

Ciaran Molloy

Associate Director - Engineering

AMEC Earth & Environmental (UK) Ltd.

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22	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

22.1	Mining Operations

It is envisaged for purposes of this study that the mining operations will be conducted by Banro, who will be responsible for the site preparation, haul road construction, excavation and haulage of ore to the Run of Mine (ROM) pad and waste to the waste dumps, oversize breakage and equipment maintenance.

The mining operations are based upon the usage of hydraulic excavator and haul truck fleets engaged in conventional open pit mining techniques. The excavators load the blasted/broken material into the haul trucks, with the ore being transported to the processing area and the waste to the designated local waste dumps. Access roads will be developed as required for access into new areas. The main arterial roads where necessary will be constructed to a minimum 25 m width, including berms and drainage areas.

In some areas of the Twangiza Main pit the planned working area has existing areas of artisanal workings and/or land slips. Soils in these areas will be recovered during the pit preparation phase and stockpiled for future use with progressive waste dumps and possible pit rehabilitation.

Pit benches will be developed to conform to the specific excavating equipment, but generally in 5 m or 10 m horizontal lifts. The majority of the gold mineralised material will be transported to the ROM area, and discharged directly into the feed hopper. A ROM stockpile will be available for surcharge materials at the ROM pad area.

All of the waste material from the excavation area will be hauled to external waste dumps, adjacent to the specific operational pit. The total waste to be moved is about 108 Mt, which approximates to 60 million cubic metres of dumping volume.

End tipping will be utilised as much as possible and the dump profile will be progressively extended outwards. Generally construction criteria will be followed to ensure a good geotechnical design, which will include deposition over a large tipping front and judicious placement of blocky materials into the base areas of new waste dumps.

Where possible, the practicalities of backfilling areas of the excavated pit will be investigated in order to minimise the transport costs and visual impact on the local environment. Depending on further drilling and additional mineralization being found there is a possibility of back-filling of the northern part of the Twangiza Main pit.

If and where backfilling of mined out areas has been completed and waste dumps are redundant, the area will be profiled into a gentle sloping formation and covered, where possible, with soils or soil forming materials.

To efficiently excavate the in-situ materials will require a significant amount of drilling and blasting to assist fragmentation and subsequent loading. Based upon the information supplied, and general knowledge of similar operations, it has been assumed that that more than 80% of the material will require drilling and blasting. It has also been assumed that on-site staff at Twangiza will also undertake mine planning, mine scheduling, grade control and performance monitoring.

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22.1.1	Mining Equipment Requirements

The following discussions are based upon the HEP option, with a 5.0Mtpa processing option for the oxide ore and 3.75Mpta for the harder materials.

The mine equipment in Table 25-1 has been selected based upon the annual mine production schedule, the mine work schedule and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project for which the annual peak material movement is nearly 23Mt in Year 3.

Table 25-1:	Mining Equipment Requirements
Major Equipment Required	Total Units	Prestrip	Yr 1	Yr 2
Caterpillar 5130	3	1	2	1
Cat D730E ADT	28	6	22
Cat 992 Wheel Loader	2	1		1
Cat D9N Track Dozer	3	2	1
Cat 824 W heel Dozer	3	1	2
Cat 16H Grader	7	2	5
Cat 773 Water Bowser	4	1	3
Drill rig	3	1	1	1
Minor Equipment Required	Total Units	Prestrip	Yr 1	Yr 2
Fuel truck	1	1
Light towers	3	1	2	1
Pumps	6	2	2	2
LDV’s	19	13	5	1
Low bed trailer & horse	1		1
Lube/service truck	1	1
Crew Bus	2	1	1

Replacement of equipment has been taken into account by adding a sustaining capital expenditure which is calculated by adding 3% of operating costs per period to the corresponding annual capital expenditure.

The equipment units and costs have been selected from world renowned manufacturers. Although quotes have not been specifically requested for this project, the capital and transportation costs have been derived from similar projects from the relevant equipment suppliers. Outputs have been derived from generic calculations.

Specific manufacturer’s model numbers for equipment are utilised in this report for the purposes of illustrating size and class of equipment required, and should not be considered as a final recommendation of equipment manufacturers.

There is sufficient equipment to perform the following duties:

•	Construct additional roads, including upgrading of existing haul roads, as needed to support the mining activity.
•

Mine and transport the ore to the ROM feed hopper or satellite stockpile. Mine and transport the waste material from the excavation areas to the waste storage areas, and includes dozing and dump maintenance.

•	Re-handle of the ore from the ROM and low grade stockpiles to the feed hopper.

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•	Maintain the entire mine working areas, in-pit haul roads, waste storage areas, stockpiles, satellite stockpiles and external haul roads.
•	Build and maintain in-pit and on-dump drainage structures.
22.1.2	Mine Work Schedule

Table 25-2 summarises the working schedule, the scheduled shifts per year and the expected shifts available, accounting for holidays. The mine is initially scheduled to work 365 days per year, less time for holidays and inclement weather. It will operate three shifts per day, 8 hours per shift for 1065 available shifts each year for the mine life.

A 3-crew roster system will be required to maintain this schedule.

Table 25-2:	Scheduled Working Periods
		Scheduled Mine Days and Shifts per Year
Mining Year	Month	Calendar Days	Weather Lost	Scheduled Days	Shifts/Day	Scheduled Shifts	No of Crews
1	Jan	31	2	29	3	87	3
	Feb	28	2	26	3	78	3
	Mar	30	2	28	3	84	3
	Apr	31	0	31	3	93	3
	May	31	0	31	3	93	3
	Jun	30	0	30	3	90	3
	Jul	31	0	31	3	93	3
	Aug	31	0	31	3	93	3
	Sept	30	0	30	3	90	3
	Oct	31	0	31	3	93	3
	Nov	30	2	30	3	84	3
	Dec	31	2	31	3	87	3
2		365	10	360	3	1065	3
3		365	10	360	3	1065	3
4		365	10	360	3	1065	3
Etc...

The operating time per shift represents the actual time during the shift that the equipment is “productively” working at its capacity. This is equal to total scheduled time less all scheduled and unscheduled delays. Table 25-3 presents the operating time per shift for the major mining equipment, and for an 8 hour shift the equipment will operate for 410 minutes (6.8 hours) at an overall mining utilisation of 68%.

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Table 25-3:	Major Equipment Shift Operating Time
Generalised Shift Times
Calendar Days	(days)	365
Days per week	(days)	7
Available Days	(days)	364
Holidays		1
Weather		10
Scheduled days	(days)	354
Shifts/day	shifts	3
Annual Work Shifts	shifts	1062
Hours/day	hrs/day	24
Scheduled Hrs		8496
Overall Shift Pattern	(hrs)	8
Shift Change	Min/Shift	25
Lunch/Coffee Break	Min/Shift	20
Fuelling	Min/Shift	20
Blasting	Min/Day	15
Maximum Work Hours per Day	(hrs)	20.5
	hrs/shift	6.8
		85%
Working Efficiency	Min./Hr.	50.0
		83%
Work hours per shift	hrs/shift	5.7

Total Hrs/yr		8,760.0
Available hrs/yr		8496
Mechanical Efficiency	85%	7222
Utilisation	85%	5777

Mine equipment requirements were calculated to assure sufficient production capacity to meet the mine production schedule. Annualised haul profiles were calculated for each material type (waste, reject and ore). Haul truck productivity was calculated based on a simplistic haul time simulation for each material type and profile.

SRK (SA) has assessed that approximately 80% of the total excavation (169 Mt) may require drilling and blasting. SRK (SA) has assumed for this study that the owner is responsible for all blasting procedures and that management will engage a subcontractor (usually the explosives supplier) who will be responsible for delivering blasting agents to the blastholes, and placing it in the holes. Mine personnel would charge the holes, place the detonators and boosters and tie in the patterns.

Production drilling has been based on the production forecast, estimated drill factors, and calculated productivities.

For its assessment of the blasting SRK (SA) has assumed:

•	Powder Factor of 0.35 kg/t in the gold mineralization and 0.30 kg/t in waste;
•	use of an ANFO (mixture of ammonium nitrate and fuel oil) based explosive system;
•	mixing of the ammonium nitrate and fuel oil in Preparation Tanks;
•	delivery to site and down the hole by a proprietary ANFO mixing truck,

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•	loading of priming explosive and detonators and firing by manual labour; and
•	preparation of ANFO filled bags for wet ground condition areas.

SRK (SA) has assumed bulk blasting techniques, with little selective drilling.

There are three mining areas at Twangiza, consisting of three large and separate excavations. The selected mining fleet needs to be highly flexible to overcome all the physical and planning restrictions and still operate efficiently and economically to expose and recover the gold mineralisation.

SRK (SA) recommends the use of hydraulic shovels, which are particularly adept where selective mining is required to target identified layers of mineralisation. They have the ability to provide sufficient break-out force to maximise the quantity of free digging of the harder materials and provide good cycle times and equipment utilisation. While not as mobile as the wheel loader, the hydraulic shovel has a high degree of flexibility between working faces in the same mining area. Breakout force through the face is very good, and backhoes capable of loading 42 t trucks in three passes are considered the most appropriate loaders for this operation. A low-bed transporter would be required for major transportation of the shovel from one excavation site to another.

Haul truck productivities were calculated on an annual basis from first principles, and were guided by the following principles:

•

Generalized haul profile information was generated from mine plan maps. Profiles were determined for the ore and waste and the general destination on an annual basis, i.e. waste material to an exterior waste dump, ore and low grade ore to ROM pad and/or stockpile.

•	Speed limits were determined for the various phases of haul, and average speeds established for empty and full runs.
•

The travel time was simulated for each haul profile, adding the fixed and travel times determined the total cycle time. The average trips per shift and shift productivities were compiled for each time period.

A simple network of haul roads, minor roads, ramps, working areas and waste tipping areas will be maintained to a high standard of road repair by the fleet of two graders and a wheel dozer.

The graders will concentrate upon the main arterial haul roads, while the wheel dozer, in the main, will clean up the areas around the excavating units and the tipping areas on the waste dumps.

The wheel loader fleet is the preferred option for the ongoing re-handle from the stockpile to the crusher feed on the ROM pad. When required, the loader may be utilised in the excavation areas to assist the production excavators.

The major auxiliary equipment refers to the mine units which are not directly responsible for production, but which are scheduled on a regular basis. The primary function of the auxiliary equipment is to support the major production units, and provide safe and clean working areas.

The Minor Auxiliary Equipment consists of all the smaller items of specialised and non-specialised mining equipment required for supporting the mining process and includes

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maintenance vehicles required to servicing and fuel the tracked equipment in the field, such as fuel trucks, lubrication and field service trucks, mobile breakdown repair vehicles. In addition there are utility vehicles for transportation of labourers and field operatives around the mine site, and for general supervisor tasks and management as well as specialised mining equipment required in the maintenance area such as mobile cranes, tyre handling equipment, flatbeds for transporting tracked vehicles to the workshops etc. and mobile lighting plants required to illuminate specific operations or areas of high safety risk during the hours of darkness.

•	Overburden disposal

In the present scheme all waste rock will be deposited in external waste dumps, situated as close as possible to the pit ramp exit. These waste dumps will be constructed to a maximum of 15m lifts by end tipping and dozing.

Generally construction criteria will be followed to ensure a good geotechnical design and will include the deposition of the waste over a large tipping front and judicious placement of blocky materials into the base areas, where possible. During further studies, cognizance should be taken of the positioning of the dump foothold to minimize the blockage or possible contamination of natural watercourses.

For details of the dams provided to retain stormwater run-off from waste rock dumps in the event of Acid Rock Drainage (ARD) refer to Item 25.3.5.

22.1.3	Open Pit Dewatering

The hydrogeological study for Twangiza will require some additional holes to be drilled and tests to be done. The ground water inflows into the open pits were therefore based on certain assumptions as shown in Table 25-4.

Allowance has been made in the capital estimates for raft-mounted-pumps in the open pits to cater for the rain-fall discharge within the pit limits.

Assuming that the maximum average rainfall in 24 hours is 25mm – based on the surface areas of the open pits Table 25-4 shows the pumping rates that will be required.

Table 25-4:	Pumping Rates required for the Twangiza Open Pits
Open Pit	Surface Area (m2)	Volume in 24 hours (m3)	Pumping Rate (m3 /hr)
North	340,000	8,500	354
Main Intermediate	295,000	7,375	307
Main North	160,000	4,000	167
Main Final	560,000	14,000	583

On average two of the pits will be in operation at any one time and therefore the maximum pumping rate (excluding ground water) will be approximately 900 m3/hr.

22.1.4	Mine Infrastructure

The design of the mining facilities has been driven by the need to minimize costs, yet providing substantial support systems for the mine life. Therefore, rather than one large structure housing the offices, workshops, warehouse and heavy vehicle repair shop, separate structures have been allowed each to be sized and constructed to suit their specific needs.

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The topographic relief is relatively steep and will require significant earthworks for infrastructure required to support mining and processing activities.

The maintenance area will consist of three areas:

•	heavy equipment workshop;
•	auxiliary equipment workshop; and
•	re-fuelling centre.

A purpose built building of 810 m2 is required with a five bay configuration:

•	four end bays (9 m wide by 15 m long) for servicing of the major mobile equipment, such as the haul trucks, wheel loader and dozer, at least two of the bays to be fitted with inspection pits;
•	the remaining two bays will be utilized for a track dozer repair bay and a combination of machine shop and management offices;
•	two central electric overhead cranes are required to traverse the five working bays and capable of lifting 35 t and 10 t; and
•	a 100 mm thick concrete slab will be required under the workshop with a further 30 m extension of a 150 mm thick concrete slab beyond the doors.

Additionally, an auxiliary equipment workshop will be required in close proximity to the main workshop, consisting of a purpose built building of 540 m2, providing five separate working areas for repair work to light vehicles, tyre handling, drill sharpening and an electrical workshop. The main stores and spares distribution centre is located within the processing plant area. A separate contained area inside the warehouse will be dedicated (for storage) of special lubricants and greases. In addition, a designated caged area will be provided for flammable products such as solvents and paints.

Mine fleet servicing, including daily re-fuelling, lubrication, routine servicing, and tyre management is performed as a normal operational function. Mobile service units attend to the requirements of equipment, such as excavators, drill rigs, bulldozers and other items of fixed plant and equipment. A re-fuelling centre, which is situated adjacent to the main workshop, is required for the daily and minor servicing of the haul truck fleet and other mobile units.

•	Explosives Storage

The bulk explosives facility will be located away from the mining facilities, at a location to be decided during the construction phase. Raw materials, such as ammonium nitrate, fuel oil and primary explosives used in the explosive manufacturing process will be brought to site by road, and stored in silos at an explosives facility site until required.

A detonator magazine (20m long x 5 m wide x 4m high, either of concrete construction or with double brick thickness and surrounded by earthen screening mounds and security fencing) and small industrial explosive magazine (similarly constructed) will be required as separate units situated within close proximity of the main magazine complex, but all within an enclosed security fencing and managed accordingly.

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•	Mine Communication System

An allowance has been made in the mining costs for an adequate supply of hand held and vehicle mounted radio sets. SRK (SA) recommends the fitting of in-vehicle radios to all of the hydraulic excavators, drill rigs, graders and wheel loaders, to the majority of the haul trucks and to the service vehicles and supervisors transport.

•	Mine Roads

Main haulage routes must be located to minimize haulage cost, and constructed to insure efficient and safe truck travel.

A preliminary main haul road construction programme has been developed as presented in Table 25-5. The main haul road is designed for a minimum width of 25m, which includes ditching, safety berms, two-way traffic and an ample passing capability. Additional secondary roads will be constructed for minor traffic and interconnections, which will approximate to 40% of the annual haul road construction programme. Minor haul roads will be approximately 10m wide.

Table 25-5:	Main Haul Road construction programme
Main Haul Roads	Pre-strip	Yr1	Yr2
	(m)	(m)	(m)
Main to Plant	1,500	1,200
Main to North		1,500	1,000
North to Plant	2,000
Workshops to Plant	1,500		1,000
Main to Dump		1,000
North to Dump	2,000	1,000

Contingency	700	370	200
TOTAL	7,700	4,070	2,200

22.1.5	Mining Manpower

The mining personnel include all salaried staff working in the mine operations, maintenance, and engineering departments, and the operational labour required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities.

SRK has generated manpower and staffing requirements from first principles and with knowledge of similar operations in remote conditions.

SRK has included those senior staff and support personnel required to service the Twangiza project and the manpower for the mine operations, mine maintenance, mine engineering, mine geology and grade control:

•	mine operations include the mine superintendent, general foremen, shift foremen, and equipment trainers, in addition to clerical support;
•	mine maintenance includes the maintenance superintendent, shop foremen, planners, trainers and clerical support staff;

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•	mine engineering includes the senior mining engineer, short term planner/grade control, surveyors, technicians and clerical support; and
•

mine geology includes the senior geologist, mine geologist, grade control engineers, and support staff. The mine geologists and grade control officers will handle grade control and blending procedures as well as mapping, updating reserves and exploration drilling.

Significant training will be required due to technical skills shortages, and SRK (SA) proposes that a number of experienced expatriate staff would be required during the first two years of operation, especially for the higher level supervisory staff, and further experts to train the local workforce both on the technical mining and maintenance skills.

•	Mine Operating Labour

The total mine operatives are presented in Table 25-6 and are divided into mine operations, mine maintenance. In addition, Table 25-6 also presents the senior management (inclusive of the expatriate requirement), and service departments.

The majority of personnel in mine operations is equipment operators, and are calculated and presented in each of the unit equipment requirement tables on an annual basis. The fleet size, number of crews, and fleet utilisation is used to calculate the number of operatives required at any period in time, and is applied for each equipment type. It is assumed that there will be a high level of cross training between the various categories of operations.

Additional mine personnel are assigned to perform the following tasks:

•	service crew, who are responsible for the operation of the water trucks, and road construction crews;
•	blasting crew, responsible for loading, and stemming the blast holes and initiation; and
•	labourers, generally an unskilled worker who assists with many of the mine support facilities such as moving pumps and pipes, and general mine clear up.

Mine maintenance personnel numbers were calculated based upon a fitter requirement for one operative to either maintain three of the major units or five of the ancillary units in the workshops or further cover on the rotating shifts. General maintenance personnel, fuel and lubrication operatives, tyre personnel and general labourers, have been included in the total number of personnel.

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Table 25-6:	Summary of Mine Operating Labour
22.2	Recoverability

The details of the recoverability of gold from the Twangiza property are dealt with in detail within Items 18 and 19 of this report.

22.3	Tailings Management Facility, Water Storage Dam and Waste Rock Dump Dams
22.3.1	Summary

Following a technical site visit to the Twangiza project site in October 2007, AMEC Earth & Environmental (AMEC) prepared a series of pre-feasibility level reports which addressed alternative tailings deposition techniques (paste, filter cake and slurry transport), alternative surface retention alignments together with their environmental impact and project economics (AMEC, 2008). Pre-feasibility level designs for the one preferred tailings management facility (TMF) option, aligned within the headwaters of the Lulimbohwe River, were then completed in May 2008. Following an all parties project workshop held in South Africa, May 2008, AMEC were instructed to develop the TMF designs further, in conjunction with a feasibility design for a fresh Water Storage Dam (WSD). Design recommendations for a series of waste rock dump seepage collection dams (WRD’s) was then added to AMEC’s scope of works during December 2008.

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This section consequently summarises AMEC’s feasibility design elements pertaining to the TMF, WSD and WRD’s as shown on the Twangiza project site general arrangement drawing Figure 25-1.

Figure 25-1:	Twangiza Project Site General Arrangement

22.3.2	General

The Twangiza TMF, WSD and WRD’s have all been designed in accordance with international best practice and standards, the Mine Waste Directive Best Available Techniques for Management of Tailings and Waste-Rock in Mining Activities (BREF) and the Equator Principals, together with ‘best case’ estimated material and hydrological design parameters. A full resume of the design assumptions and adopted material properties used for the current study are presented in full within AMEC’s feasibility report (AMEC, 2009). Detailed geotechnical, hydrogeological, hydrological and geochemical site investigations, together with their appropriate classification and material strength studies, will be commissioned by the Owner during the next study stage. On completion of these studies, AMEC’s current assumptions will be validated and the respective facility arrangements optimised.

22.3.3	Tailings Management Facility

The preferred Tailings Management Facility (TMF) is located within the headwaters of the Lulimbohwe River and comprises a 153 m high structural fill embankment, suitable for safely confining 66 Mt of processed mine tailings. In response to the sites high seismic risk, a robust cross valley embankment section has been pseudo-statically designed. The main embankment will consequently be constructed downstream by the controlled placement of selected mine waste rock and earthfill, to initially form a 69 m high starter wall, suitable for the retention of 5 Mt of slurried tailings i.e., the first years production. The embankment will then be sequentially raised on an annual basis to its final crest elevation of 2049 mRL. The

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embankments typical cross section is illustrated in Figure 25-2, and comprises a low-permeability earthfill zone with a bitumastic membrane, upstream and downstream rockfill abutments and downstream filter drains.

Figure 25-2:	Typical Section through TMF Main Embankment

To minimise the inflow of rainfall run-off reporting to the TMF, and to obviate impact on natural freshwater reporting from the full 13.1 km2 catchment area, the existing river discharge flow will be intercepted by a small upstream diversion dam and directed into the adjacent catchment via two 1.2 km long, 3 m high, 2.5 m wide natural rocklined tunnels, Figure 25-3. Each tunnel is designed to safely discharge up to 25 cumecs, which when combined, will safely pass a high flood event reporting from 9.7 km2 of the upstream catchment. Runoff from the remaining catchment area will report to the TMF peripheral diversion drains, designed to safely pass up to the 1 in 200 year storm event (6 cumecs), and then overflow into the TMF supernatant pond, where it will be safely retained within the facilities freeboard volume.

Figure 25-3:	TMF Upstream Catchment Diversion Tunnel

Slurried tailings will initially be delivered from the process plant via a single 500 mm diameter HDPE pipeline to the crest of the TMF main embankment and the southern periphery, where it will be sub-aerially discharged via a series of open end points to form a beach and concentrate the supernatant pond within the central section of the impoundment area. Water released from the slurry upon discharge, together with normal rainfall and storm water runoff events, will ultimately report to the supernatant pond, from where it will be pumped

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back to process plant via a floating decant. Up to 709,000 m3 per month of water will be reclaimed from the TMF supernatant pond. To control the volume of the supernatant pond and prevent it potentially overtopping the main embankment, excess water will be pumped to a downstream detoxification facility where it is treated (if required) and discharged to the Lulimbohwe River. A monthly time step water balance has consequently been undertaken by AMEC, which is described in full within the main feasibility report (AMEC, 2009) and shown as a schematic in Figure 25-4.

Figure 25-4:	TMF & WSD Water Balance Schematic

The TMF has ultimately been engineered for closure so that it can be efficiently closed and rehabilitated with minimal environmental impact.

22.3.4	Water Storage Dam (WSD)

The 31 m high WSD has been designed to provide up to 0.7 Mm3 of fresh water for use during commissioning and process plant operation, and will ultimately form a robust water source suitable for providing in excess of the process plants average fresh water requirement of 78,600 m3 per month. The facility is located within the upper catchment of the Lulimbohwe River valley, Figure 25-1. As with the TMF, in response to the sites high seismic risk, a robust cross section has been designed this comprises a zoned rockfill embankment, a low-permeability earthfill core and downstream filter drains, Figure 25-5.

Figure 25-5:	WSD Typical Cross Section

Approved embankment construction material will be won from the open pit stripping works and an earthfill borrow pit aligned within the catchment area. The later materials still require to be proved out.

The projects fresh water requirement will be pumped from the reservoir via a floating decant to a holding tank located adjacent to the embankment crest, from where it is gravity discharged to the process plant via a HDPE pipeline. Water balance modelling suggests

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that the volume of seasonal rainfall runoff reporting to the WSD, from its 36 km2 catchment area, will regularly exceed the water retention and abstraction volumes. This excess water will be allowed to freely discharge to the Lulimbohwe River via a concrete spillway, constructed in natural ground and sized to freely discharge a high event of 150 cumecs.

The WSD has been engineered for closure. However, it can potentially form a future community asset and consideration will consequently be given during closure studies, to transfer this facility to the local authority, who will be ultimately responsible for its long term management and maintenance.

22.3.5	Waste Rock Dams

Four small dams will be constructed downstream of each waste rock dump, as illustrated in Figure 25-1. The respective dams are 10 m high, constructed from approved waste rock, Figure 25-6, and are designed to impound eroded sediment and seasonal seepage reporting from the upstream dumps. No intrusive investigations have been completed to date within the environs of the proposed dams and the construction materials require to be validated. The quality of impounded water will be regularly monitored and either returned to the process plant for reuse or, treated (if required) prior to release to the environment. Sediment accumulating behind the dams will be sequentially dry dredged and returned to the waste dumps. An emergency spillway will also be included at each structure to prevent uncontrolled overtopping.

Figure 25-6:	WRD Typical Cross Section

22.3.6	Recommendations

To progress the design for the TMF, WSD and WRDs to a bankable feasibility stage, a further programme of field investigations, geochemical characterisation, hydrogeological investigation and laboratory study should be undertaken. These studies are a required part of the engineering design process.

The data derived from these studies will be used to confirm the assumptions made in this design document, and further develop the feasibility designs to optimise and prepare a cost effective solution, which meets the mine requirements for the efficient and environmentally safe containment of solid process waste products and water.

AMEC recommend that prior to the next study stage, the following additional studies and field works are undertaken:

•

Prepare specification and implement the recommended geotechnical and hydrogeological site investigations of the TMF, WSD and WRDs embankment sites, open pit borrow areas, and diversion structure alignments.

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•	Complete the site specific hydrogeological site investigation within the alignment of the TMF valley, WSD valley and WRDs.
•	Perform recommended geotechnical laboratory analyses to confirm design parameters for fill materials, borrow areas, waste rock products, foundation conditions, etc.
•	Site sampling of open pit stripped waste for acid rock drainage (ARD) potential.
•	Detailed geochemical characterisation of the waste material proposed for construction of the main TMF, WSD and WRDs embankments.
•	Validation of meteorological data, especially storm water (probable maximum precipitation PMP) events from upstream catchments.
•	Tailings geotechnical evaluation - sedimentation, PSD, Strength etc, to address Slurry and Dry Cake disposal.
•	Tailings geochemical evaluation - ARD potential.
•	Validation of surface topography.
•	Validation of unit rates.
•	Confirmation of the mine mass balance detailing monthly waste tonnage and material type.
•	Complete topographic plans for waste dumps (development plans)
•	Update current process plant water balance.
•	Confirm the geochemical and geotechnical characteristics of the process wastes.
•	Confirm the mass and water balance for the process wastes.
•	Confirm water treatment system.
•	Complete the detailed topographic survey for the TMF and WSD embankment sections and inundation area, borrow area, roads and diversion drains.
•	Complete run out analysis at TMF.
•	Review potential to use co-disposal of dry tailings with waste rock to reduce slurry volumes.
•	Review potential to use combined slurry and paste discharge techniques.
22.4	Power
22.4.1	Power Requirements

The installed motor power, including standby equipment is expected to be 29.8 MW with a continuous running power of 21.7 MW. The average continuous power consumption was determined by taking into account the installed power rating of each item of equipment in the plant and infrastructure, excluding standbys and the projected running times as outlined in Table 25-7.

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Table 25-7:	Power Draw Summary

22.4.2	Hydro Electric Power generation facility

There is no grid power available in the area; power has to be provided from a new power plant to be established within the project implementation plan.

As part of the feasibility study for the project, Knight Piésold undertook studies to examine the feasibility of developing a hydroelectric project (HEP) on the Ulindi River, to supply power to the proposed Twangiza mine.

Two alternative sites (referred to as Ulindi 1 and Ulindi 2) were identified as being suitable for the development of a 30 MW HEP, being the nominal capacity required for the mine as determined by SENET. The findings of the feasibility study are summarised below:

1.	The Ulindi 1 site has a catchment area of 1,880 km2 and is located some 35 km downstream of the Ulindi 2 site, which has a catchment area of 1,568 km2.
2.

Stream flow measurements undertaken by Knight Piésold indicate a mean annual discharge in the twelve-month period to the end of July 2008, of 31 m3/s and 24 m3/s, for the Ulindi 1 and Ulindi 2 sites respectively.

3.	The gross head developed at the two sites is 170 m and 605 m for Ulindi 1 and Ulindi 2 respectively with corresponding design flows for an output of 30 MW of 23.2 m3/s and 6.5 m3/s respectively.
4.	No long-term daily flow data are available for the Ulindi River and therefore capacity factor estimates were made based on estimated average monthly flows and assumed

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Instream Flow Requirements (IFRs) of 10% and 30% of the Mean Monthly Discharge (MMD) during the wet season and dry season respectively. The estimated average annual capacities factors for the Ulindi 1 and Ulindi 2 HEPs, making an allowance for unscheduled outages and maintenance downtime of 4%, are 86% and 96% respectively.

5.

This corresponds to estimated average annual energy generation of 227 GWh at Ulindi 1 and 252 GWH at Ulindi 2. Diesel (backup) generation will be required to make up the balance of the annual energy requirements for the mine for Ulindi 1, although back-up diesel will also be required for Ulindi 2 in the event of unscheduled outages.

6.

The Ulindi 1 project area is located close to the N2 road, approximately 13 km northeast of the village of Mwenga, in an area of generally gently to moderately sloping terrain. The HEP, located on a reach of the river that falls approximately 160 m to 170 m over a distance of some 7 km, will comprise the following main components:

•	A low weir across the Ulindi River to divert water through an intake on the left (north) bank into a reinforced concrete intake structure;
•	A water conveyance system comprising a reinforced concrete flume, an open lined canal, a reinforced concrete transition structure, a 6,500m tunnel and pressure penstock;
•	A powerhouse containing three horizontal axis Francis turbine-generator units,:
•	Access roads;
•	Switchyards at the power plant and mine site connected by a 28 km 69 kV transmission line, generally constructed alongside existing roads.
7.

The Ulindi 2 HEP is located in an area of very rugged, densely vegetated, terrain some 16 km due south of the Ulindi 1 scheme. There are no existing roads or tracks in the vicinity of the site, access to which is presently only possible by helicopter. The HEP, located on a reach of the river that falls some 605 m over a distance of 8 km, will comprise the following main components:

•	A low Coanda weir across the Ulindi River to divert water into a reinforced concrete collector box intake and transition structure on the right (east) bank ;
•	A water conveyance system comprising a low pressure buried reinforced concrete box culvert, a 6,100m tunnel and pressure penstock;
•	A powerhouse containing two Pelton turbine-generators units,:
•	Access roads;
•	Switchyards at the power plant and mine site connected by a 44 km 69 kV transmission line, generally constructed alongside existing roads.
8.

The required diesel generation of the shortfall in hydro generated power at the Ulindi 1 site results in a significant increase in the required operating costs. Consequently for purposes of the Economic Analysis the costs associated with the Ulindi 2 site have been utilized in Capital and Operating costs estimates. Details of the Capital and Operating Cost Estimates for the HEP facility are included within Items 25.12.12 and 25.12.18 of this report respectively.

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9.	Recommendations for further work needed to advance the design of this possible source of power for the mine include:
•	Continue to gather flow data in the Ulindi River and revise long-term flow estimates at appropriate intervals;
•	Undertake detailed geotechnical investigations of the proposed sites;
•	Obtain more accurate and representative cost data;
•	Further optimize design layouts especially water conveyance systems;
•	Optimize access road alignments and locations;
•	Further optimize all other project components in an attempt to reduce the overall project capital costs.

The study has not been completed to the level generally required for a Bankable Feasibility Study, and further work including the undertaking of geotechnical fieldwork and the collection of further stream-flow and cost data will be necessary to complete the study to this level. The currently perceived risks and uncertainties associated with the project relate to three main areas, as follows:

•

Hydrological risk – this is the risk that river flows and hence energy generation may be less than projected. The hydrological analyses for this feasibility study are, largely based on the stream flow measurements taken for the Ulindi River in the twelve-month period to July 31, 2008. In the absence of any other data, it is assumed that the measured flows are typical of average long-term conditions. The hydrological risk is primarily associated with the Ulindi 1 site where a significant proportion of the river flow is required for power generation and the HEP will operate at less than full output for part of the year. At Ulindi 2, the portion of river flow required for power generation is considerably less than the mean annual flow and the hydrological risk is therefore significantly reduced.

•

Geotechnical risk – this is the risk that ground conditions may be unsuitable for parts of the proposed development While visual assessment, of the weir and intake sites, indicates that ground conditions are likely to be reasonable good, no data on the geotechnical conditions along the water conveyance systems is available. The viability and cost of the water conveyance systems and associated roads can only be assessed following a detailed geotechnical investigation of the areas in question. This work will be a priority for the next phase of the facility design.

•

Financial risk – this is the risk that the capital cost of the project may exceed study estimates. The nature and scale of the construction works will require an experienced and probably international contractor. Enquiries during the early stages of the feasibility study in mid 2008 indicated little interest from potential contractors in South Africa, due to a heavy workload and the perceived security risks of working in the DRC. Although the current global financial crisis may reduce work loads, the security situation may act as a significant deterrent to potential contractors and under these circumstances, it is likely that a significant cost premium may be incurred in order to secure an appropriate contractor.

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22.4.3	Power Distribution

A 44km long 69kV overhead power-line will be installed to feed power from the HEP facility to the main consumer substation within the process plant site. From here power is to be distributed to all relevant areas within the process plant as well as to the mine workshop, open pits (for pit dewatering), tailings management facility, water storage dam and mine village.

22.5	Infrastructure
22.5.1	Roads

Road access to the Twangiza Project will be maintained along an existing 31km section of access track linking the N2, national route from Bukavu, to the existing Banro exploration camp on the Twangiza property.

This section of road requires extensive upgrade to allow for the transport of all materials and equipment required for the successful construction and operation of the mine. Upgrading of this portion includes the widening of the road surface and adjustment of the alignment to consider minimum turning radii, as well as maximum gradients. Suitable layerworks are required to ensure the strength of the road and to provide an all weather surface. Adequate drainage is to be provided based on the final road position and sized based on LIDAR calculated topography. This portion includes 3 bridges, at least 2 of which require reconstruction.

A further 5km of road linking the exploration camp and the process plant will be constructed to the same specification as the access road. As there is no existing road this will be a completely new alignment.

To allow for the construction of the tailings management facility a road, approximately 4,5km long, is required linking the Mine haul roads to the embankment location of this facility. As this road will be used for the hauling of materials required for embankment construction by the mine ADT fleet a road width of approximately 20m is required.

A preliminary design of the above roads has been completed by a South African based Civil Engineering consultancy specialising in road design.

22.5.2	Process Plant Buildings

Buildings including the mine office, mine dry and canteen, first-aid/consultation room, assay laboratory and security gatehouses are to be built within the process plant site. These buildings will be of concrete and block work construction and local building materials will be utilized wherever practical and cost effective. Local Bukavu based building contractors will be used to carry out these works.

22.5.3	Process Plant Warehousing and Workshop

Warehouses and workshops are to be of steel framed, steel-sheet cladding construction founding on concrete floor slabs and bases.

The warehouses areas have been calculated based on the consumption of the relevant process plant consumables, as well as reasonable storage durations based on origin of supply and transport risk.

Warehouse offices are to be provided within the general warehouse building.

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As per Item 25.1.4 a separate contained area inside the general warehouse will be dedicated (for storage) of special lubricants and greases, for the mining operation. In addition, a designated caged area will be provided for flammable products such as solvents and paints.

22.5.4	Process Plant Ancillary Infrastructure

Additional ancillary infrastructure requirements include a compressor house, a helipad and sewage and water treatment plants with associated reticulation.

22.5.5	Accommodation

A camp to accommodate up to 200 people will be constructed adjacent to the exploration camp.

Housing units will be provided in 3 varying styles dependant on employment status, namely Senior Management, Supervisor and Junior. In addition 3 off three bedroom guesthouses will be provided.

In addition the camp will include kitchen and dining facilities, a laundry, offices, an infirmary, a security/gatehouse and recreational facilities.

All buildings are to be of imported prefabricated panel construction in order to minimise construction time and ensure early availability of accommodation and office requirements for mine construction. The 50mm thick panels are made of pre-painted chromadeck exterior with polyurethane insulated infill.

Services including electric, water and sewage reticulation as well as on-site water and sewage treatment plants will be provided.

22.6	Logistics

SENET and FH Bertling Logistics have undertaken surveys with detailed analysis of access routes to the Twangiza project for plant and equipment transport as well as that of ongoing production materials and consumables. As part of the Feasibility Study the following routes were investigated:

1.	Mombasa (Kenya)-Nairobi-Kampala(Uganda)-Kigali (Rwanda)-Bukavu (DRC) and then en-route to site via the N2 national route in South Kivu Province – by road.
2.	Dar es Salaam (Tanzania) to Kigomo by road or rail – travel north through Tanzania crossover the border into Burundi and again into Rwanda en-route to Bukavu – N2 through to site – by road.
3.

Road from Johannesburg (RSA) on the Great North road through Zambia to Mpulungu (southern most point of Lake Tanganyika) – barge to Bujumbura (Burundi – northern point of Lake Tanganyika) and truck over the Rwandan border – Bukavu (DRC) N2 through to site – by road.

The upgraded section of the N2 road from Bukavu to Kasongo has passed the Twangiza turn-off as well as the Ulindi 2 hydro site turn-off, and is being extended towards Kamituga, Lugushwa and Namoya; three of Banro’s other projects.

The study findings propose option 1 as the preferred choice of access to the Twangiza project, with options 2 & 3 as alternatives and back-up. Option 1 remains the most viable based on the optimization of a number of considerations, including port facility capacities,

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long-term political stability of transit countries as well as a suitability of existing roads and infrastructure

22.7	Markets

Banro has not, as yet, entered into an agreement/relationship with any agency for the sale of gold produced.

It is Banro’s intention however, to sell the doré to a reputable refinery, in South Africa. The doré will then be the property of the refinery who will, after the necessary refining, sell the gold to the market. Consequently it is not the intention of Banro to deal directly with the market, for the purposes of product sales.

22.8	Contracts

At present, Banro do not have any contracts or arrangements in place for mining, concentrating, smelting, refining, transportation, handling, sales and hedging and forward sales, on the Twangiza Project.

22.9	Environmental Considerations – Mine Site
22.9.1	Environmental and Social Impact Assessment: Status

The project is working to international best practice standards in environmental and social appraisal. SRK (SA) was contracted to develop an Equator Principles 2-compliant environmental and social impact assessment (ESIA) report and associated environmental and social impact mitigation and management plan (ESMP).

The legal situation regarding compliance with DRC environmental assessment and reporting requirements is unclear, in the light of the fact that Banro’s Mining Convention constitutes an Exploitation Permit as contemplated in the DRC Mining Code. The ESIA is thus being written to meet potential lenders’ Equator Principles standards, which will cover DRC requirements, although some specific elements might have to be formulated slightly differently in order to meet DRC requirements for reporting.

In an attempt to meet Banro’s programming requirements and the IFC/WBG requirements for a year of data on environmental parameters, environmental surveys and the social study started during the pre-feasibility phase, at a point where project infrastructure location, layout and design were neither settled nor advanced. Some work may thus have to be re-done to incorporate late changes, should these occur. It has also meant that the ESIA has run ahead of engineering studies, so that the impact assessment and management plans are not yet complete due to the lack of certain data and of documentation on Project design.

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Table 25-8:	Summary of key legislation and relevant compliance
Legislation	Compliance
Exploitation (mining) permit

In terms of Title V of Decree no 038/2003, the company must apply for an Exploitation (mining) Permit. In order to apply for such a permit the company must be the title holder of a valid Exploration Permit(s)

Banro holds exploitation permits
Environmental Impact Study (EIS) and Environmental Management Plan (EMP)

The environmental obligations are set out in Title XVIII of decree no 038/2003. With the exception of temporary quarrying, any mining operation requires an approved Environmental Impact Study (EIS*) and an Environmental Management Plan for the Project (EMPP*).

Schedule IX (Contents of EIS and EMPP) sets out the contents of the EIS and the EMPP and provides detail regarding specific management measures and standards that are required.

* EIS = ESIA; EMPP = ESMP, ESIA and ESMP being IFC/WBG/international terminology

An Environmental and Social Impact Assessment (ESIA)* and Environmental and Social Management Plan (ESMP*) are in progress, not yet submitted to DPEM.

Draft specialist baseline study reports are complete on:

•      Hydrology, water quality, soils, air quality, noise, aquatic ecology and terrestrial flora and fauna;

•      Social baseline surveys and census leading to the development of a Resettlement Action Plan (RAP)

The following management plans have been prepared as part of the Environmental and Social Management plan (ESMP – equivalent to EMPP):

•      Resettlement Action Plan

•      Stakeholder Engagement Plan

•      Community Development Plan

•      Conceptual Rehabilitation and Closure Plan

The ESIA and ESMP will be completed when the following outstanding information and data are available and documented:

•      Final Project infrastructure layout and feasibility-level design;

•      Hydrogeology: Hydrogeological drilling (quantitative yield data) in pits, plant site, waste rock dumps, tailings dam;

•      Geotechnical drilling all sites;

•      Flow gauging continued for 1 year (to August 2009)

•      Monthly water quality monitoring for 1 year (to May 2009)

•      Monthly dust fall monitoring for 1 year (to August 2009)

•      Testwork/laboratory analysis: Acid rock drainage testwork on tailings and waste rock samples;

•      Full chemical characterization of tailings samples

The following management plans will be prepared once outstanding information is available and the impact assessment is complete:

•      Community Health and Safety Plan

•      Occupational Health and Safety Plan

•      Labour and Human Resources Plan

•      Security Plan

•      Integrated Waste Management Plan

•      Emergency Response and Preparedness Plan

•      Rehabilitation and Closure Plan

Public disclosure meetings to discuss the draft ESIA and ESMP will be completed before the reports are finalized.

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22.9.2	Key risks to the project
22.9.2.1	Social

Social conflict arising from involuntary resettlement

The study has estimated that 1,860 households consisting of 11,532 individuals, most of them resident or with land between the Twangiza and Lulimbohwe rivers, would be affected by the project; of which 1,257 households (+/- 25) would be subject to phased displacement and resettlement as project infrastructure develops. Probably 345 registered artisanal mine pit bosses and approximately 1,725 workers will be displaced from their operations, many of these included in the 11,532 total.

The number of households to be resettled from the tailings dam basin was calculated for site TMF6, but if the location of the tailings facility changes to TMF1, new estimates will have to be made and a public consultation process initiated in that area.

Risks associated with social conflict due to involuntary resettlement will be managed through implementation of the resettlement action plan (RAP). The cost of implementing the RAP, excluding an allowance for contingencies, is calculated to be US$13.2 million.

The RAP process was not without problems, local political conflicts unavoidably affecting Project activities and preventing the completion of the 100 percent census survey. However, by staying the course and sticking to clearly articulated principles in dealing with affected communities, Banro and its consultants were able to work through most problem areas and to develop credible data and resettlement strategies.

Local political conflicts and local government capacity

There is a longstanding local political conflict in the Twangiza area relating to the traditional chieftainship succession. This has affected Banro activities and will continue to do so. It is exacerbated by poor local and regional government capacity and the remoteness of central government authority, which plays out in conflict for control of resources. Local government authorities are deeply involved in the artisanal mining set-up and are apparently undeterred by legalities.

22.9.2.2	Biophysical aspects

The environment in which the project will be developed is highly disturbed and has little intrinsic conservation value. However, there are potential liabilities associated with the residual impacts of the extensive artisanal mining that has taken place in the Project area, and risks, some of them associated with lack of adequate information

Geotechnical

Tipping of rock waste down steep slopes on substrates some of which have a propensity to slump, may cause landslides, leading to loss of life and property. The seismic risk adds to this risk.

Geotechnical risks to project infrastructure location have not been investigated.

Hydrogeology

Lack of sufficient data to assess the groundwater impacts of the Project.

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Surface water

Due to the paucity of detailed hydrological data available for the project area and in particular the TMF catchment above the proposed diversion, high event storm flows have not yet been accurately established. Diversion facilities for a proposed valley fill TMF require to be validated as part of the future BFS. In the event that high storm event river flows are at a level that they cannot be efficiently and safely diverted by the current TMF arrangement, alternative arrangements may be required.

Water quality

Surface water chemistry

Metal and metalloid contamination (arsenic, chromium, lead, iron, manganese) is severe at many of the sampling points downstream of artisanal mining areas, although no mercury has been detected. Mercury may be adsorbed onto riverbed sediments, but these have not been tested.

Liabilities associated with chemical contamination of river water and riverbed sediments due to previous artisanal mining – notably in the Twangiza River – will need to be quantified and assessed.

Ground water chemistry

High background levels of arsenic occur in some artesian boreholes drilled in the mine area. Levels exceed the arsenic standard for drinking water. The Project will need to test all wells before releasing the water for human consumption and, if high arsenic levels are present, would have to treat the water.

Twangiza’s orebody lithology is indicated for acid rock drainage potential. This risk has not been tested sufficiently.

Recommendations to address risks:

These are captured in Table 25-8 above.

22.10	Environmental Considerations – Hydro Electric Power Facility

Ulindi 2 Hydroelectric Power Project

This section provides a brief summary of the methodology and findings of the Environmental and Social Impact Assessment process for the Ulindi 2 Hydroelectric Power Project. For further details on this project, refer to the Environmental Impact Assessment Status Report by Knight Piésold (Pty) Ltd (South Africa) compiled in December 2008.

Introduction

Knight Piésold was appointed to conduct the Environmental Impact Assessment (EIA) for the Hydroelectric Power (HEP) Project to supply power to the proposed Twangiza Mine. The Environmental Scoping Reports for Ulindi 2 and Magembe as well as Ulindi 1 were completed in July and October 2008 respectively. Ulindi 2 was selected as the preferred site and the EIA for this site is in progress.

Work undertaken during the environmental scoping studies included the following:

•	Desktop studies of available geographical and geological data and a vegetation map

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•	Helicopter flights over the sites and transmission line route alternatives
•	Field observation and assessment using vegetation types and a preliminary river health assessment
•	Consultation with provincial government, local NGOs, local administrators, local leaders and communities.

Baseline environment

The proposed hydropower scheme is located in the foothills of the Itombwe Mountains on tributaries of the Lualaba River in the Congo River Basin. The topography of the project area is extremely steep with numerous deeply incised valleys and sharp peaks. The HEP intake will be located in pristine montane forest and most of the tunnel route will be located in untransformed vegetation. The proposed powerhouse will be located in an area that has been partially transformed through low-level subsistence agriculture. Preliminary results suggest that the Ulindi project area contains several endemic plant species, possible new records for plant species previously not recorded in the DRC and Red Data species that are in the process of being identified.

Faunal assessments are mostly desktop-based and indicate that the Itombwe Mountains are noted for a very high diversity of bird species and mammals and high levels of endemism for amphibians and reptiles.

Surface water quality at Ulindi 2 appeared to be exceptionally good and several aquatic invertebrate taxa that are restricted to good quality water were recorded. A detailed groundwater assessment has not been conducted, but will form part of the EIA.

There are no people residing in the vicinity of the proposed intake structure at Ulindi 2 except for one artisanal miner that lives adjacent to the river. A village comprising about 30 thatched huts and 40 small structures with tin roofs, and covering an area of about 10 ha, is located approximately 500 m north-east from the proposed powerhouse and a large number of small fish farming dams are located in this area. The proposed power plant will impact directly on the village and the associated farming activities.

Project description

The project description for the HEP is provided in Item 20.9.16 of this document. Powerline routing is, however, described briefly in the following section.

Provisional powerline routing and alternatives assessment was based on a desktop assessment as well as limited field verification. Route options were chosen to follow the N2 road as far as possible to minimise additional site clearing and disturbance to vegetation. The routing alternatives will be further investigated as part of the EIA Figure 25-7 below provides preliminary routing options.

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Figure 25-7:	Hydropower site and powerline alternatives to Twangiza Mine

Power Take-off Point
Ulindi #1 HEP
N2
Ulindi #2 HEP
N
W
E
S
Legend
Proposed Twangiza Mine
Intakes
Powerhouse
Catchments
Rivers
Alternative Option 3
Alternative Option 2
Alternative Option 1
Proposed Mining Pit
TMF6 New Tailings Dam
Waste Rock Dump
Blast Radius
Sacred Trees
N2 Highway

Knight Piésold CONSULTING	Location: g:\gis\5381\av\projects\ 5381-enviro-may2008.apr Date: November 2008	10 0 10 20 Kilometers	5381 - Banro Corporation

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Potential environmental and social impacts

Potential environmental and social impacts associated with all phases of the project include:

•	Deterioration in surface water quality
•	Reduction in stream flow
•	Disturbance of aquatic fauna
•	Disturbance of terrestrial fauna and flora
•	Increased harvesting of fauna
•	Clearing and loss of habitat
•	Alien plant infestation
•	Disturbance of soil and geology
•	Depression of groundwater table due to dewatering activities
•	Employment creation (positive impact)
•	Possible reduction in river blindness (positive impact)
•	Displacement of social infrastructure and local livelihoods
•	Deterioration in community water supply.

Public participation process

The first round of community consultation took place from August 21 to 26, 2008, where individual and group meetings were held with village residents, local traditional leaders and administrators of individual territories.

Preliminary findings are that the community has expectations of extensive job opportunities, health facilities, schools and roads as a result of the hydropower projects. Communities and the government also expect that that surplus power will be supplied to the communities and local businesses. Full details of the issues and concerns raised are contained in the EIA Status Report (Knight Piésold, 2008).

Plan of study for the EIA

The following additional project components are required for a full EIA:

•	Initiation of surface water and groundwater baseline monitoring
•	Aquatic and terrestrial ecosystems assessments (fauna and flora)
•	Surface water assessment – quality, hydrology and river hydraulics
•	Hydrogeology investigation
•	Soil and land use capability study
•	Heritage resources assessment
•	Socio-economic impact assessment
•	A second round of Public Participation
•	Detailed alternatives analysis

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•	Compilation of an Environmental Management Plan and Rehabilitation Plan.

These detailed studies during the EIA phase may confirm some of the preliminary findings of the scoping phase. The security situation in the Eastern DRC and social aspects associated with this project are considered potential red flags. However, from an environmental impact perspective, no fatal flaws were identified during the scoping phase of the project.

22.11	Taxes

In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Société Aurifère du Kivu et du Maniema, SARL (“SAKIMA”). In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the concessions.

After the 10 year tax holiday, as described above, the Project is subject to corporate taxation of 30% on profit.

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22.12	Capital and Operating Cost Estimates
22.12.1	Introduction

The purpose of the capital and operating cost estimates is to provide costs that can be utilized to assess the economics of the Twangiza Gold Project.

22.12.2	Scope of the Estimate

The capital and operating cost estimates were developed for conventional open pit, owner operated mining, carbon-in-leach process plant and support infrastructure for an operation capable of treating 5 million and 3.75 million tonnes per annum of soft and hard ore respectively.

22.12.3	Responsibilities

The responsibilities for the estimate are listed below:

Mining Capital and Operating Cost – SRK (SA)

Process Plant and Infrastructure – SENET.

Tailings Management Facility – AMEC.

Raw Water Storage Facility – AMEC

Environmental Management – SRK (SA)

Hydro-Electric Power Facility – Knight Piésold

22.12.4	Exclusions

The costs associated with/resulting from the following activities/issues were not included in this estimate:

•	Scope changes.
•	Escalation beyond the 4th quarter of 2008.
•	Financing costs or interest during construction.
•	Schedule delays such as those caused by:
➢	Labour disputes.
➢	Environmental permitting activities.
•	Geotechnical/Ground conditions significantly at variance to those assumed due to the lack of in-situ geotechnical information
•	Taxes and duties
•	Permits.
•	Sunk costs.
•	Currency fluctuations.
•	Force majeure.
•	Import duties.
•	Extensional exploration

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•	Completion of feasibility study to a “Bankable” level
•	Further study work prior to the start of basic engineering
•	Existing environmental liabilities – i.e. damage resulting from artisanal activities
•	Flora and fauna search & rescue
•	Spoil site and borrow area opening and rehabilitation
•	Detoxification facilities to plant pollution control dam, waste rock dump dams, tailings facility detox pond
•	Landfill sites to the mine village and process plant
•	Pit water settlement dams
•	Environmental impacts of required access roads, Hydro Electric Power facility and associated powerlines.
22.12.5	Escalation

No escalation has been allowed for in the estimate. EPCM contractor’s rates reflect rates expected in 4th quarter of 2008.

22.12.6	Exchange Rates

The following exchange rates were used:

Exchange Rates	ROE
ZAR to US$	9.00
Euro (€) to US$	0.79
Aus $ to US$	1.29
CAD ($) to US$	1.06

22.12.7	Capital Cost Estimate Summary

The total estimated cost of bringing the Project into production is US$ 476,542,745 and is inclusive of 10.3% contingency and working capital and summarised in the Table 25-9.

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Table 25-9:	Project Capital Cost Summary
Cost US$
Mining	$76,118,263
Process Plant (excl. Tailings Dam)	$144,394,049
Tailings Dam, Water Storage Dam and Waste Rock Dump Dams	$35,428,973**
Infrastructure - Process Plant and General (excl. Water Storage Dam and Waste Rock Dump Dams)	$49,541,433**
Management Costs (excl. Resettlement)	$52,174,934
Resettlement	$13,114,980
Contingency	$38,881,143
Total Mine Initial Project Capital Costs	$409,653,775
50% Total Hydroelectric Power Costs	$66,888,969
Total Project Initial Costs	$476,542,745

* The Ongoing/Sustaining Cost has not been capitalized but alternatively has been included as an operating cost, for the purposes of economic analysis. The details of these and other Operating Costs are included within Items 25.12.14, 25.12.15 and 25.12.16 of this report.

** The capital cost estimate presented in the Feasibility Study Press Release, dated January 26, 2009, presented costs of US$31,029,984 and US$53,940,422 for Tailings Dam and Total Infrastructure respectively. The estimated cost of US$4,398,989 for the construction of the Water Storage Dam and Waste Rock Dump dams has been included with the tailings dam costs and not total infrastructure costs in order to maintain consistency of responsibility.

22.12.8	Mining Capital Cost Estimate

The detailed mining equipment schedule was applied to estimate the capital expenditure for the major and ancillary equipment. The unit capital costs that were used for the different equipment types are shown in Table 25-10.

The basis for the capital cost estimate for mining equipment is SRK (SA)’s database of projects in Africa as well as recent quotes from equipment manufacturers.

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Table 25-10:	Unit Capital Costs of Mining Equipment
Equipment	No Required	Unit Cost (US$ ‘000)	Total Capex (US$ ‘000)
Haul Truck*	38	863	32,694
Shovel	4	2,875	11,500
Drill	3	414	1,242
Front End Loader	2	920	1,840
Track Dozer	3	667	2,001
Wheel Dozer	3	598	1,794
Grader	7	851	5,957
Water cart	4	943	3,772
Fuel Truck	1	276	276
Low Bed	1	253	253
Rock Breaker	1	138	138
LDV	19	58	1,071
Pumps	6	25	152
Sustaining Capital cost during pre-production year**		234	234
Subtotal – Mining Plant & Equipment			62,924
Pre-strip Costs		7,803	7,803
Subtotal – Mining Plant & Equipment			7,803
Mining Haul Roads - km	13,97	1,397	1,397
Subtotal – Mining Plant & Equipment			1,397
Work Shop	1	1,150	1,150
Initial Spares		861	861
Secondary Drill	2	69	138
Mobile Compressor	2	81	161
Road Compactor	1	23	23
Lighting plants	4	23	92
Busses	2	138	276
Radio Communication		58	58
Mining Software		69	69
Survey Instruments		115	115
Explosives Magazine		1050	1050
Subtotal – Mining Other Costs			3,994
TOTAL MINING CAPITAL EXPENDITURE			76,118

Contingency @ 10%			7,612

* An additional 10 x Haul trucks have been added over and above the basic mine requirements in order to haul the substantial quantity of waste rock required for the construction of the tailings management facility embankment.

** Sustaining costs of 3% of annual mine operating cost has been allowed for within the operating cost estimate, as and when the operating expense is incurred. However US$234,100 of this has been included within the Capital cost estimate however as this expense occurs within the pre-production period.

22.12.9	Process Plant and Infrastructure Capital Cost Estimate (Incl. Management Costs)

The Capital Costs Estimate for the Process Plant and Infrastructure was carried out by SENET. Table 25-11 below provides a summary of these costs for the project including contingency.

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Table 25-11:	Process Plant and Infrastructure Capital Cost Estimate Summary
Description	US$	Contingency %	Total
Process Plant Direct Costs
Machinery & Equipment	38,247,974	7.5%	41,116,572
Civils & Earthworks	31,866,455	15%	36,646,423
Structural Steel	7,544,998	10%	8,299,497
Piping	7,559,595	15%	8,693,534
Electrical & Instrumentation	11,299,192	15%	12,994,071
Construction Facility	10,762,650	10%	11,838,915
Transportation	17,462,477	10%	19,208,725
First Fill - Reagents and Consumables	1,088,721	5.00%	1,143,158
Spares	1,897,309	10%	2,087,040
Vendor Services	433,491	10%	476,840
Construction Labour	16,231,186	10%	17,854,305
Subtotal	144,394,048		160,359,080
Infrastructure Costs
Standby Diesel Power Plant	4,040,456	10%	4,444,502
Diesel Tank Farm	783,021	10%	861,323
First Fill - Fuel	492,000	10.00%	541,200
Boot Camp	179,707	10%	197,678
Camp	5,263,535	10%	5,789,889
Infrastructure Buildings etc	7,241,221	14.7%	8,308,505
Roads	25,826,861	15%	29,700,891
Communications	210,399	5%	220,919
Vehicles	1,764,448	5%	1,852,670
Mobile Plant	965,778	5%	1,014,067
Transportation	2,774,006	15%	3,190,107
Subtotal	49,541,432		56,121,751
Management Costs
EPCM	32,331,513	10%	35,564,665
Owner’s Preproduction Costs	5,716,603	5%	6,002,433
Working Capital	6,546,428	5%	6,873,749
Insurance	3,000,000	15%	3,450,000
Admin Tax	4,580,389	5%	4,809,409
Subtotal	52,174,933		56,700,256
TOTAL PLANT & INFRASTRUCTURE	246,110,413		273,181,087

Basis of Estimate

The plant and infrastructure capital cost estimates shown in Table 25-11 (in US$ as of 4th quarter of 2008) are based on numerous technical documents including:

Process Plant Design Criteria

Process Flow Diagrams

Process Plant Equipment Lists

Equipment Data Sheets

Tank and Pond Schedules

Piping and Instrumentation Diagrams

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Pump Schedules

Valve Schedules

Instrument Lists

Single Line Electrical Drawings

Conveyor Schedules

Pulley Schedules

General Layouts

Various Discipline Material Take-offs

Project Development Program

EPCM schedule

In-house Historical Database

Process Plant Machinery & Equipment:Quantities were derived from the equipment lists and process flow sheets, as well as actual quotations for all the equipment. In most cases, three competitive quotes were obtained from reputable suppliers.

Process Plant Earthworks and Civils:Quantities were derived from the process plant layout, which (layout) was established based on topographical survey established by LIDAR. As a geotechnical investigation of the Process Plant site has not yet been carried out, earthworks and civil design requires some further work, and thus has not been completed up to a Bankable Feasibility Level. Assumptions and principles derived from SENET experience on other projects have been incorporated to arrive at the relevant quantities. Unit rates applied were provided by various contractors who are active in the region.

Structural Steel, Piping, Electricals and Instrumentation:Material take offs were established based on the process plant layout and equipment specified in accordance with the process design. Quotes were obtained from recognized suppliers for the major items, where no project specific quotation was obtained suitable current pricing from similar SENET projects was applied where necessary. Due to uncertainty surrounding the ultimate location of the Tailings Management Facility the quantities derived have been based on the site identified to the East of the Pits within the Lulimbohwe River Valley.

Construction Facility: Costs were estimated based on SENET experience on similar projects.

Transportation:Calculated tonnages to be shipped from point of purchase to site via Mombasa were made and estimated container costs were obtained from a recognised transporter. The remainder of the transportation estimate was completed based on SENET experience of similar projects.

Plant First Fills Reagents and Consumables:The first fill costs were developed from first principles. These costs included addition of steel balls (various sizes) to the SAG and ball mills to design charge levels which will constitute a graded charge and addition of carbon at 12 g/L to the CIL circuit and filling the thermic oil system with oil.

The costs are exclusive of stores inventory of reagents, consumables and fuel.

Process Plant Spares:An initial spares holding was estimated at 5% of the major plant equipment costs.

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Vendor services: The cost for vendor services includes all items where the presence of by the vendor is required during the construction phase in order for guarantees to be honoured. It also includes items where construction supervision is required, particularly on the installation of the mills. The costs are based on actual quotes obtained from the respective vendors.

EPCM and Construction Labour: Costs were estimated based on man-hour/man-month schedules drawn up based on the anticipated project program and quantities of material and equipment which is to be erected.

Camp/Accommodation Village & Site Building:The accommodation village costs estimate was based on staffing levels of 200 persons for locals, expatriate and senior personnel using a quotation provided by South African prefabricated building supplier. The warehouses and workshop costs were estimated based on material take offs, unit rates and SENET experience on similar projects. The cost estimate of plant buildings was based on information provided by a Bukavu based building contractor as well as SENET experience.

Roads:Quantities were derived based on a preliminary road design carried out by a South African based Civil Engineering consultant specializing in road design. Unit Rates applied were provided by various contractors who are active in the region. Due to uncertainty surrounding the ultimate location of the Tailings Management Facility the quantities derived have been based on the site identified to the East of the Pits within the Lulimbohwe River Valley.

Owners’ Preproduction Costs:In developing these costs, the definition of owner’s preproduction costs agreed upon are those costs incurred by Banro from project commencement up to commissioning stage. These costs include pre-production build up in personnel during the construction phase, consultants, airfares, security, compensation, Bukavu office, community relations and environmental compliance.

The costs incurred prior to the commencement of the project such as study and exploration costs are excluded from these costs.

Contingency:Contingencies used are shown in the Process Plant and Infrastructure Capital Cost Estimate Schedule Table 25-11. Where detailed quotes were obtained, contingencies were reduced.

Working Capital:Working capital was defined as those costs incurred by the mine from commissioning to the point where the realised revenue from gold sales can pay for the entire mine’s operating costs. During this period there will be a build up of gold inventory in the plant circuit. Reagents and consumables stockholdings have been considered as part of working capital.

22.12.10	Tailings Management Facility, Water Storage Dam and Waste Rock Dump Dams Pre-deposition Capital Cost Estimates

An estimate of the capital expenditures associated with the construction of the TMF, WSD, Waste Rock Dump Dams and their associated facilities was prepared based on pre-deposition civil construction quantities measured and estimated by AMEC.

All cost estimates provided in this study use unit rates provided by SENET where possible. Where no unit rate has been provided, one has been assumed based on experience with similar projects. The prime unit rates used for the cost evaluation are deemed inclusive of plant, fuel, labour and materials, but exclusive of local taxes, import duties and contractors

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mark-up for overheads and profit. All unit rates require validation. Estimated costs are inclusive of P&G and contingencies and unmeasured items, but exclusive of relocation expenses, plant site/mine operations expenses, all required field investigations and laboratory testing (topographic survey and geotechnical).

The estimated cost for detailed engineering, construction management and supervision has been included within the EPCM estimate included by SENET within Item 25.12.9.

AMEC have undertaken a brief value engineering review of the TMF designs, which is described in full in their main report (AMEC, 2009). In the interim, a summary of the optimum costs developed during January 2009 are provided in Table 25-12, based on a number of technical assumptions made in the absence of detailed Geotechnical, Hydrological and Hydrogeological Investigations.

Table 25-12:	Total Pre-deposition Capital Cost Estimate Summary of TMF, WSD & WRDs
Item	Pre-deposition Capital Cost (US$)*	Contingency (US$)
TMF Cost – TMF1	0	3,102,998
WSD Cost	0	356,321
WRD Costs	0	83,378
Total	0	3,542,697

* Note: Optimum TMF costs dated 26.01.09

22.12.10.1	Tailings Management Facility

The TMF freshwater diversion tunnel, upstream diversion embankments, south perimeter road with its adjacent diversion channel, and the TMF main starter embankment will be developed as part of the pre-deposition programme of works.

In the absence of the relevant geochemical characterisation the level of treatment, if any, required by excess water before discharged into the environment, is unknown. The cost estimate has made allowance for the construction of a downstream detox dam however no treatment facility has been allowed for.

The 2008 prefeasibility site optimisation, based on the unit rates as advised at that time, identified the TMF site located to the East of the open pits within the Lulimbohwe River as the preferred site. Following an all parties project workshop held in South Africa, May 2008, AMEC were instructed to develop the TMF designs further. However, following an increase in the advised project unit rates pre-deposition, and TMF ongoing/sustaining costs have increased accordingly, suggesting that a value engineering phase is now deemed necessary. Financial analysis on the TMF arrangements completed in January 2009, suggested that a TMF constructed within the adjacent Mwana River valley, southwest of the open pits, offers more favourable project economics than the preferred TMF site within the headwaters of the Lulimbohwe River. Both options exhibit common design concepts and layouts. However, development of the Mwana River valley option will be at the expense of a higher socio-economic impact.

A Summary of the Mwana River valley pre-deposition capital costs as estimated January 2009, are provided on Table 25-13.

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Table 25-13:	TMF Estimate Pre-deposition Capital Costs
Item	Optimum Pre-deposition Capital Cost (US$)
P&G @ 10%	2,820,908
Embankment Construction	5,132,224
HDPE Basin and Upstream Face Liner	1,058,000
Permanent Spillway	1,227,690
Perimeter Roads and Ditches	6,191,829
Detox Pond	108,512
Upstream Diversion Embankment	1,152,821
Upstream Diversion Tunnel	10,950,000
Pumps and Pipes	2,388,000
Total – excl Contingency	31,029,984

Contingency @ 10%	3,102,998

Note: Ongoing/Sustaining costs associated with the sequential raising of the TMF main embankment has not been capitalised, but are included in the operating costs discussed within Item 25.12.15.16 of this report.

22.12.10.2	Water Storage Dam

The WSD will be constructed to its full design crest elevation of 2,166 m RL at the pre-deposition phase. Table 25-14 summarises the cost to complete these works.

Table 25-14:	WSD Estimated Capital Construction Costs
Item	Capital Cost (US$)
P&G @ 10%	323,929
WSD Embankment	1,623,624
Spillway	1,109,662
Pumps and Pipes	506,000
Total – excl Contingency	3,563,215

Contingency @ 10%	356,321

22.12.10.3	Waste Rock Dump Dams
Table 25-15:	WRD Estimated Capital Construction Costs
Item	Capital Cost (US$)
P&G @ 10%	75,980
WRD Embankments	759,796
Total – excl Contingency	835,776

Contingency @ 10%	83,378

22.12.11	Resettlement Capital Cost Estimate

Costs have been provided as per DRC legal requirements, for implementing the Resettlement Action Plan. These are laid out in Table 25-16. Rates used are based on local market rates for the various items as at November 2008. Due to uncertainty surrounding the

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ultimate location of the Tailings Management Facility the quantities derived have been based on the site identified to the East of the Pits within the Lulimbohwe River Valley.

Table 25-16:	Resettlement Action Plan Cost Estimate (US $, November 2008 values)
Cost Items	Number	Units	Rate/Unit cost	Total US$
Housing replacement (incl. small-scale miners)
Replacement housing (main structure)	24 433	m2	100	2 443 300
Replacement housing (secondary structures)	10768	m2	75	807 600
Livestock pens/other structures	343	hh	25	8 575
Cooking structure	1227	hh	125	153 375
Replacement of wells - see below		hh
Outdoor pit latrine	1227	hh	150	184 050
Supervision provision	1227	hh
Moving allowance	1227	hh	150	184 050
Land replacement (incl. small-scale miners)
Fields standing crop loss	870 000
Vegetable gardens lost in production		ha	-	-
Preparation of replacement mashamba	350	ha	500	175 000
Mashamba land replacement	350	ha	1 250	437 500
Tree compensation
Compensation for fruit trees (provisional sum based on $20/tree and estimate of numbers off aerial photographs)	5 708 555
Grave compensation
Graves re-interment	715	graves	175	107 450
Graves disturbance allowance
Provision for graves not identified
Provision for land for graveyards	5	ha	1 250	6 250
Business losses compensation
Businesses profit losses	255	units	1 250	318 750
Livelihood restoration	1 200 000
Wells	5		10 000	50 000
Health centres	1		10 000	10 000
Schools	11		60 000	660 000
Place of Worship	15		10 000	150 000
Banro staff
Banro project personnel	230 000
Total before contingencies	13 114 980

22.12.12	Hydro-Electric Power Facility Capital Cost Estimate

Capital costs for the construction of the Ulindi 2 HEP facility is estimated at US$133.8 million.

The cost estimate for the Ulindi 2 HEP was derived using a schedule of construction quantities based on the feasibility level design layout for the project. To these quantities, unit rates were applied to determine a total capital cost.

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Unit rates for earthworks and concrete works (which represent the majority of the project costs) were largely determined based on experience of other similar sized projects and taking account of a number of rates provided by contractors based in the region.

Costs for the major items of electrical and mechanical equipment, including the turbine-generators were based on budgetary estimates/quotations provided by a number of reputable international suppliers of such equipment.

These cost estimates are based on a number of technical assumptions made in the absence of a detailed Geotechnical and Hydrogeological Investigation.

It is the intention of Banro to fund the Hydro Electric Scheme in whole or in part by third party financing. It is for this reason that Banro has requested that the Economic Analysis be based on a Capital Cost to the project of 50% of the total estimated HEP development cost. Thus a capital cost of US$66.9 million has been included for the development of the Ulindi 2 HEP scheme.

22.12.13	Overall Operating Cost Estimate Summary

The Twangiza Project’s annual operating costs for the life of the mine were estimated for mining, processing, general and administration (G&A) and refining and are summarized in Table 25-17 and described in detail in the sections that follow. The mining costs were provided by SRK (SA) while the remaining costs were developed by SENET, with input provided by AMEC and Knight Piésold.

Table 25-17:	Summary of Overall Operating Costs

•	The mining operating cost estimate does not include the pre-stripping cost as this has already been allowed for under capital expenditure and includes mining sustaining costs
•	Process plant operating cost includes tailings sustaining
•	G&A costs includes Mine Rehabilitation and Closure costs

22.12.14	Mining Operating Cost Estimate
22.12.14.1	Introduction

The operating costs for the Twangiza Project were estimated on the basis that it would be an owner operated mining operation with all the equipment and manpower provided by Banro.

22.12.14.2	Equipment annual hours estimation

The equipment operating costs were estimated by calculating the annual equipment hours required to move the scheduled waste, ore and reject tonnages.

The practical pit designs were used to determine the haulage profiles to deliver material from the various pit benches to the plant or surface dumps. The designs were input to a mining scheduling package (Carkeet). Additional data input to the Carkeet Scheduler (CS) was the following:

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•	Tonnes per truck load;
•	Loading time;
•	Truck speeds on various gradients;
•	Locations of dumps and crusher.

Using the above, annual truck and loader hours were calculated. These annual equipment hours were then imported into an Excel spreadsheet with the mining schedule. Primary drill hour requirements were calculated in this spreadsheet along with major and minor ancillary equipment to allow the major and minor ancillary equipment to be estimated.

22.12.14.3	Operating cost estimation

In addition to having calculated the required annual hours for each type of equipment, the following unit based equipment costs were applied:

•	Fuel and Lubricant consumption;
•	Hourly repair cost;
•	Hourly cost for Ground Engaging Tools;
•	Power consumption;
•	Tyre Life and cost;
•	Hourly under-carriage cost.

The above the following cost items were also included in the estimation of the total operating costs:

•	Explosives;
•	Grade Control;
•	Labour;
•	Services.

A diesel price of US$1.20 per litre was used. The cost of explosives (including accessories) amounts to US$0.90 per kg.

Table 25-18 shows the estimated cost per hour per machine type.

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Table 25-18:	Summary of operating cost per hour per machine type
	Mining Equipment													Other
	Trucks	Shovels	Drills	FEL	Track	Wheel	Grader	Water Cart	Fuel Truck	Low Bed	Rock	LDV's	Pumps	Sec	Mobile	Comp-	Lighting	Busses
				Cat 992	Dozer	Dozer					Breaker			Drills	Compr	actors	Plants
Lubes	16,880	1,265	1,240	1,514	1,526	655	4,757	1,871	30	30	30	541	0	58	58	30	11	33
Repair	21,178	6,060	2,797	2,506	2,022	1,195	2,954	2,065	30	30	30	270	29	58	58	15	26	33
GET	3,309	584	4,536	456	648	156	592	0	0	0	60	0	0	116	0	60	0	0
Fuel	57,567	8,122	5,535	6,480	6,566	4,851	11,844	11,664	714	714	357	6,489	0	0	1,109	357	630	634
Power	0	0	0	0	0	0	0	0	0	0	0	0	2,520	0	0	0	0	0
Tyres	22,355	0	0	4,617	0	815	1,875	657	67	67	0	244	0	0	0	0	0	74
Undercarriage	0	2,433	82	0	1,539	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Maint	121,290	18,465	14,190	15,572	12,301	7,672	22,022	16,256	840	840	476	7,544	2,549	231	1,224	461	667	774
Total Hours	1,960,933	150,406	115,311	135,000	144,000	115,500	329,000	194,400	59,500	59,500	59,500	1,081,500	288,000	115,500	115,500	59,500	105,000	66,000
Cost/hour	62	123	123	115	85	66	67	84	14	14	8	7	9	2	11	8	6	12

Table 25-19 and Figure 25-8 illustrate the breakdown of the total operating cost expenditure.

Table 25-19:	Breakdown of Operating Cost
Cost Item	US$/hour	% of Total	US$/Total tonne - Mined	US$/Total tonne - Processed
Trucks	61.9	37.7%	0.60	1.99
Shovels	122.8	5.8%	0.09	0.30
Drills	123.1	4.4%	0.07	0.26
Front-End-Loader	115.3	4.9%	0.08	0.26
Track Dozer	85.4	3.8%	0.06	0.20
Wheel Dozer	66.4	2.4%	0.04	0.13
Grader	66.9	6.9%	0.11	0.36
Water cart	83.6	5.1%	0.08	0.27
Other		4.9%	0.07	0.23
Explosives		7.0%	0.11	0.37
Grade Control		0.7%	0.01	0.04
Services		0.1%	0.00	0.00
Local Labour		1.4%	0.02	0.07
Expat Labour		15.0%	0.24	0.79
Total Cost/ hour		100.0%	1.58	5.27

Please note that these costs include pre-stripping which for purposes of Economic Analysis have been excluded from the operating cost estimate and included within the capital cost estimate.

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Figure 25-8:	Chart showing the Operating Cost Breakdown by percentage

The LOM operating costs are shown in Table 25-20 as a cost per tonne of total rock, i.e. ore, waste and reject material as well as a cost per ROM tonne.

Unit costs applied in the estimate were extracted from other similar projects done by SRK (SA) over the last few years. Recent quotes were not obtained from equipment suppliers due to time constraints for the Twangiza FS and should be updated in a further phase of the study.

Table 25-20:	Summary of LOM Operating Costs
							Operating Cost/tonne
Run of Mine Ore		Reject	Waste	Stripping	Total	Opex	Total Material	RoM Ore
kt	g/t	kt	kt	Ratio	kt	kUS$	US$/t	US$/t

60,880.8	1.87	34,971.1	107,696.4	2.34	203,548.3	320,863.5	1.58	5.27

Please note that these costs include pre-stripping which for purposes of Economic Analysis have been excluded from the operating cost estimate and included within the capital cost estimate.

22.12.14.4	Sustaining Costs to Mining Equipment

Replacement capital expenditure was accounted for by estimating the sustaining costs as 3% of the annual operating costs. For the purposes of the economic modelling these costs were not capitalised but have been included as operating costs distributed throughout the LOM as per Table 25-21.

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Table 25-21:	Life of Mine - Mining Sustaining Costs
Year	Sustaining Costs (US$ ‘000)
Pre-strip	0*
Y01	690
Y02	883
Y03	979
Y04	885
Y05	861
Y06	793
Y07	609
Y08	553
Y09	518
Y10	504
Y11	517
Y12	468
Y13	351
Y14	330
Y15	335
Y16	116
Total	9392

*Sustaining costs of US$234,100 have been included within the mining capital estimate as these costs are incurred during the pre-strip period.

22.12.15	Process Plant Operating Cost Estimate
22.12.15.1	Summary

The annual process plant operating costs for the life of the mine for the Twangiza Gold Project are summarized in Table 25-22.

Table 25-22:	Overall Process Costs LOM

22.12.15.2	Basis of Estimate

The plant operating costs were compiled from a variety of sources notably:

•	First principles, where applicable.
•	Supplier quotations on reagents and consumables.
•	SENET’s experience on similar sized plants.

The major cost elements of the plant whose estimates were made were:

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•	Process plant operating labour.
•	Plant maintenance labour.
•	Reagents and consumables.
•	Power.
•	Maintenance supplies.
•	Tailings sustaining.

Escalation, depreciation and taxation were not taken into account in compiling the operating costs. In addition, no contingencies were allowed for in the estimate of operating costs as there is high level of confidence in the reagent consumptions determined during testwork and the subsequent quotations from the suppliers.

Operating costs for individual ores, oxides, transition and sulphides for the various ore bodies, were determined and are summarized in Table 25-23. Using this information weighted mean costs were generated taking into account the ratios in which the ores will be treated as provided by the mining and production schedule developed by SRK (SA).

Table 25-23:	Individual Ore Operating Costs

22.12.15.3	Plant Operating and Maintenance Labour:

This was derived from first principles where the actual labour complement was drawn up and benchmarked against other operations of similar size and complexity. An expatriate labour schedule is included in Table 25-24 and shows estimated costs associated with each position estimated including payroll burden to cover such issues as insurances, medicals and travel.

Due to the lack of experienced personnel in the Democratic Republic of Congo (DRC), it was assumed that expatriates will be employed in the majority of managerial and supervisory positions. The plant manning requirements were therefore split into two costs, years 1 to 4 and year 5 onwards because most expatriates will only be required for the first 4 years and will fall away so local labour can take over their positions, thus reducing the plant manning costs from year 5 onwards. The costs are exclusive of training, messing facilities and safety

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clothing which are covered in administration costs. Salaries for expatriates are inclusive of a 21% tax and 5% health insurance on the annual income.

The labour schedule has been developed assuming a 10 weeks on and 3 weeks off roster for expatriates and three by 8 hour shifts for the local labour. Plant operation will be 24 hours per day, 7 days per week and 52 weeks per year.

The salaries for expatriates were based on current world wide remuneration standards, especially under the current scenario where there is a shortage of qualified mining personnel. The local wage and overhead rates were assumed.

The local labour schedule for the plant is included in Table 25-25 and displays the costs such as tax, health care and other costs associated with local labour and remain constant throughout the life of mine.

The combined labour costs, plant and maintenance, is estimated to be US$0.447/t processed for the life of the mine.

Table 25-24:	Plant Manning Requirements – Expatriate Labour

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Table 25-25:	Plant Manning Requirements – Local Labour

Position	Total # of Employees	Monthly Base Salary CDF/Position	Taxation CDF	ACFPE CDF	OCSS CDF	Health Care CDF	Mothly Cost to Company CDF	Mothly Cost to Company USD	Annual Cost to Company USD	Total Annual Cost to Company USD
Supervision										
Mill General Foreman	1	750,000	225,000	15,000	135,000	15,000	1,140,000	2,670	32,037	32,037
Shift Supervisors	3	650,000	195,000	13,000	117,000	15,000	990,000	2,319	27,822	83,466
Plant Metallurgist	1	750,000	225,000	15,000	135,000	15,000	1,140,000	2,670	32,037	32,037
Plant Clerks	1	220,000	22,000	4,400	39,600	15,000	301,000	705	8,459	8,459
Plant Operators- Day										
Goldroom Operators	2	220,000	22,000	4,400	39,600	15,000	301,000	705	8,459	16,918
Reagent Preparation Operators	3	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	17,705
General Labourers	8	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	47,213
Plant Operators- Shift										
Loader Drivers	3	220,000	22,000	4,400	39,600	15,000	301,000	705	8,459	25,377
Crusher Operators	3	220,000	22,000	4,400	39,600	15,000	301,000	705	8,459	25,377
Assistant Crusher Operators	3	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	17,705
Mill Operators	3	250,000	75,000	5,000	45,000	15,000	390,000	913	10,960	32,881
Assistant Mill Operators	3	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	17,705
CIL Operators	3	220,000	22,000	4,400	39,600	15,000	301,000	705	8,459	25,377
Tailings Dam Attendants	6	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	35,410
Samplers	3	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	17,705
Control Room Operators	3	300,000	90,000	6,000	54,000	15,000	465,000	1,089	13,068	39,204
Elution Operators	3	220,000	22,000	4,400	39,600	15,000	301,000	705	8,459	25,377
BOBCAT/Forklift/Manitou Drivers	3	220,000	22,000	4,400	39,600	15,000	301,000	705	8,459	25,377
Subtotal Plant Opertaing	***55***									***525,330***
Plant Maintenance										
Mechanical Foreman*	1	750,000	225,000	15,000	135,000	15,000	1,140,000	2,670	32,037	32,037
Electrical Foreman*	1	750,000	225,000	15,000	135,000	15,000	1,140,000	2,670	32,037	32,037
Instrument Foreman*	1	750,000	225,000	15,000	135,000	15,000	1,140,000	2,670	32,037	32,037
Maintenance Planning										
Maintenance Planner**	1	300,000	90,000	6,000	54,000	15,000	465,000	1,089	13,068	13,068
Maintenance Planning Clerk	1	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	5,902
Artisans & Assistants										
Instrument Technicians	2	500,000	150,000	10,000	90,000	15,000	765,000	1,792	21,499	42,998
Electricians*	3	500,000	150,000	10,000	90,000	15,000	765,000	1,792	21,499	64,496
Electrical Assistants	3	165,000	16,500	3,300	29,700	15,000	229,500	537	6,450	19,349
Boilermakers*	3	500,000	150,000	10,000	90,000	15,000	765,000	1,792	21,499	64,496
Boilermakers' Assistants	3	165,000	16,500	3,300	29,700	15,000	229,500	537	6,450	19,349
Mechanical Fitters*	3	500,000	150,000	10,000	90,000	15,000	765,000	1,792	21,499	64,496
Mechanical Fitters's Assistants	3	165,000	16,500	3,300	29,700	15,000	229,500	537	6,450	19,349
Riggers*	1	400,000	120,000	8,000	72,000	15,000	615,000	1,440	17,283	17,283
Rigger Assistant	1	165,000	16,500	3,300	29,700	15,000	229,500	537	6,450	6,450
Rubber Liner	1	165,000	16,500	3,300	29,700	15,000	229,500	537	6,450	6,450
Rubber Liner Assistant	1	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	5,902
Mobile Crane/FEL Drivers*	1	350,000	105,000	7,000	63,000	15,000	540,000	1,265	15,176	15,176
Tower Crane Drivers	2	250,000	75,000	5,000	45,000	15,000	390,000	913	10,960	21,920
Subtotal Plant Maintenance	***32***									***482,796***
General Maintenance										
Dayworks Supervisor	1	500,000	150,000	10,000	90,000	15,000	765,000	1,792	21,499	21,499
Carpenter	1	200,000	20,000	4,000	36,000	15,000	275,000	644	7,728	7,728
Plumber	1	200,000	20,000	4,000	36,000	15,000	275,000	644	7,728	7,728
Masons	1	200,000	20,000	4,000	36,000	15,000	275,000	644	7,728	7,728
River Pump Attendents	3	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	17,705
Labourers	6	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	35,410
Aircon technician	1	275,000	82,500	5,500	49,500	15,000	427,500	1,001	12,014	12,014
Drivers (Light)	2	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	11,803
Apprentices	3	150,000	15,000	3,000	27,000	15,000	210,000	492	5,902	17,705
Subtotal General Maintenance										***139,321***
Laboratory										
Chemists	2									
Lead Hands	3									
Technical Staff	19									
Power Plant										
Foreman	1									
Operators	4

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22.12.15.4	Process Plant Reagents and Consumables

The Life of Mine plant reagents and consumable costs were estimated to be US$7.81/t. These were derived through a combination of projected reagent consumptions obtained from test work for CIL cyanide, cyanide destruction reagents and lime, first principle calculations for acid wash, elution, electrowinning and smelting reagents and delivered reagent costs for each ore type. The costs were then weighted based on the combination of types of ores being treated and are summarized in Table 25-26.

Table 25-26:	LOM Consumables and Reagents Costs

22.12.15.5	Primary crusher Liners

Life of mine primary crusher liners cost of US$ 0.036/t was obtained through estimating the number of liner changes per annum using the abrasion indices obtained from laboratory tests for each ore type and the expected liner life (fixed and moving jaw liners and cheek plates) for a given throughput. Budget quotations for the fixed jaw and movable jaw liners and cheek plates (upper and lower), including the weights of the liners, were obtained from the crusher vendor from which estimated delivered costs were made per liner set.

22.12.15.6	Mill Liners

SAG and Ball Mill Liner costs were estimated to be US$ 0.197/t and US$ 0.144/t respectively for the life of mine. This estimate was based on estimating the liner consumptions using a combination of abrasion index results, advice from the liner vendor and sharing of experience from other operating mines using the same type of liners and grinding media size. Current pricing for a set of steel liners for SAG and polymet liners for the ball mill were obtained from liner supply vendors and used in the cost estimate based on the number of liner changes per annum for a given throughput.

22.12.15.7	Grinding Media

Life of mine grinding media costs of US$0.96/t were obtained by estimating ball consumptions, using SAG and Ball Mill consumptions based on Bond’s estimating method using the standard method abrasion index results that were obtained from laboratory tests,

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the mill throughputs and quotations for 100 mm and 65 mm balls from a grinding media supplier.

22.12.15.8	Cyanide

Cyanide consumption in CIL and concentrate leaching was estimated from test work results. Cyanide consumption associated with elution was calculated from first principles taking into account the designed number of elutions and the expected cyanide strength in the eluant. The sum of the cyanide usage in these three areas over a given period together with quotations obtained from suppliers were then used to estimate the life of mine cyanide costs of US$3.73/t.

22.12.15.9	Lime

Lime consumption in CIL leaching and cyanide destruction was estimated from test work results. Budget quotations obtained from suppliers were then used to estimate the life of mine lime cost which calculated to US$1.84/t.

22.12.15.10	Sodium metabisulphite

Sodium metabisulphite used for purposes of cyanide destruction was estimated from test work results and used in the plant tails slurry to destruct the WAD Cyanide from 90 to 2 ppm. The life of mine sodium metabisulphite cost of US$0.57/t was determined from budget quotations obtained from suppliers and the sodium metabisulphate consumption.

22.12.15.11	Copper Sulphate

Copper sulphate used for the purposes of cyanide destruction (in plant tails slurry) was estimated from test work results. Budget quotations obtained from suppliers were then used to estimate the life of mine copper sulphate cost of US$0.14/t.

22.12.15.12	Carbon

Carbon consumption was based on industry practice for CIL plants. Budget quotations obtained from suppliers were then used to estimate the carbon costs per annum for a given throughput. The selected carbon consumption of 0.015 kg/t at a cost of US$3.05/kg was used to determine the life of mine carbon cost of US$0.046/t.

22.12.15.13	Caustic

Caustic consumption associated with elution/electrowinning and intensive cyanidation was calculated from first principles taking into account the designed number of elutions, the volume of concentrates to be treated and expected caustic strength in these solutions. Budget quotations obtained from suppliers were then used to estimate the life of mine caustic costs which calculated to US$0.12/t.

22.12.15.14	Hydrochloric Acid

Hydrochloric acid required for the acid washing of loaded carbon was calculated from first principles taking into account the designed number of acid washes and expected acid strength in the solution. Budget quotations obtained from suppliers were then used to estimate the life of mine hydrochloric acid cost of US$0.03/t.

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22.12.15.15	Smelting Reagents

Reagent consumptions associated with smelting (used as fluxes) was calculated from first principles taking into account the designed number of smelts and the flux composition (as per industry practice). Budget quotations obtained from suppliers were then used to estimate the smelting reagents costs per annum for a given throughput and calculated to US$ 0.004/t for the LOM.

22.12.15.16	Tailings Dam Embankment Raises

To maintain sufficient storage capacity ahead of tailings deposition, the TMF main embankment will be sequentially raised and the tailings delivery line re-elevated to each new crest elevation throughout the life of the depository. Similar to the capital cost estimate for the TMF pre-deposition, described in Item 25.12.10, AMEC have prepared a cost estimate for the ongoing/sustaining costs of the TMF facility to a final retaining capacity of 66MT.

Table 25-27 presents the optimum ongoing/sustaining costs for the provision of the Tailings Facility required to retain tailings for a totals of 60 and 66 Million tons of ore for a site within the Mwana River valley.

Table 25-27:	TMF Estimated Total Ongoing/Sustaining Costs
Item	TMF1 Sustaining Cost (US$) – 60Mt	TMF1 Sustaining Cost (US$) – 66Mt
P&G @ 10%	3,841,527	4,315,684
Embankment Construction	31,648,480	36,313,452
HDPE Basin and Upstream Face Liner	1,209,800	1,286,400
Permanent Spillway
Perimeter Roads and Ditches	4,663,186	4,663,186
Detox Pond
Upstream Diversion Embankment
Upstream Diversion Tunnel
Pumps and Pipes	893,800	893,800
Contingency	3,841,527	4,403,734
Total	46,098,319	51,876,256

Table 25-28 describes how the above optimum sustaining costs have been incorporated into the economic analysis, bearing in mind that as a result of the current reserve estimate a total of 60MT of ore will be treated. It should be further noted that closure costs included by AMEC in the table above for 66Mt treated ore are included in Mine Rehabilitation and Closure Costs described later in Item 25.12.16.18.

Table 25-28:	Distribution of TMF Ongoing/Sustaining Costs over LOM
Item	First 3 years	First 5 years	First 7 years	First 10 years	LOM
Accumulated Sustaining cost incorporated for TMF1 embankment raises (US$)	16,026,544	20,041,628	27,042,953	33,933,001	46,098,319
Average Sustaining Cost unit rate over period (US$/t)	1.07	0.84	0.86	0.78	0.76

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22.12.15.17	Power

Power will be generated using Hydro Electric Power (HEP). An Operating cost of US$0.025/kWh was provided by Knight Piésold. A description of how this value is calculated is included in item 25.12.18.

Due to the request by Banro to assume that 50% of the HEP development (Capital) cost will be provided by a third party, the cost per kWh was recalculated based on the assumption that the initial loan will be paid back over a period of 10 years and the required profit for the lender to be 10%. The cost of Power was thus recalculated as US$0.084/kWh for the first 10 years and US$0.028/kWh thereafter.

Power costs were then determined by taking into account the total annual energy requirements for the process facility and the cost per kWh. Life of mine power cost estimation was then performed to determine the power cost over the LOM as shown in Table 25-29.

Table 25-29:	LOM Power Cost

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22.12.15.18	Plant Maintenance Costs and Supplies

Maintenance costs refer to the costs of operating spares and lubricants for the plant. It has been assumed that the plant will experience a moderate amount of wear and have allowed maintenance costs at an annual cost of 5% of the mechanical equipment cost.This equates to a life of mine cost of US$0.80/t

22.12.16	General and Administration Costs

General and administration costs were estimated to be US$4,089,195 from years 1 to 4 and US$2,747,607 from year 5 onwards. These costs cater for administration labour which has been derived from first principles and a range of other costs associated with administration such as camp costs, office supplies, telephones, computers, safety supplies, clinic supplies, vehicles, insurance, head office, etc. as detailed in Table 25-30.

Table 25-30:	G & A Costs

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* Mine rehabilitation and closure costs of US$12,093,000 have, for the purposes of Economic Analysis, been included as a once off G & A operating cost incurred at the end of the life of mine.

22.12.16.1	General and Administration Labour Costs

This was derived from first principles where the actual labour complement was drawn up and benchmarked against other operations of similar size and complexity. An expatriate labour schedule is included in Table 25-31 and shows estimated costs associated with each position including payroll burden to cover such issues as insurances, medicals and travel. The costs are divided into two, from years 1 to 4 and year 5 onwards as the administration expatriate labour will be reduced from year 5 to allow the local labour to take the positions of the expatriates thus reducing the admin labour costs through the life of mine. The administration labour schedule has been developed assuming a 10 weeks on and 3 weeks off roster for expatriates and an 8 hour by 5 days per week shift for the local labour. The salaries for expatriates were based on current world wide remuneration standards, especially under the current scenario where there is a shortage of qualified skilled personnel. Salaries for expatriates are inclusive of a 21% tax and 5% health insurance on the annual income.

The local administration labour schedule is included in Table 25-32, and displays the costs such as tax, health care and other costs associated with local labour and remain constant throughout the life of mine.

Table 25-31:	G & A Expatriate Labour schedule and costs

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Table 25-32:	G & A Local Labour schedule and costs

22.12.16.2	Camp Food and Catering

All the expatriates will be expected to be on a 13 week roster (10 weeks in and 3 weeks out), thus a total of 280 days per person has been allowed for on site. During this period, US$25 per person per day has been allowed for an expatriate living in the staff or “construction” camps to cater for food, cleaning and laundering costs. The local workforce will be transported from a village nearby to and from work. Each local person is expected to be at work for about 260 days per annum.

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22.12.16.3	Building Maintenance

This has been allowed for at 1% of camp capital costs to enable maintenance of the camp, sewerage treatment and removal, potable water, fencing and the administrative offices.

22.12.16.4	Communication

It has been assumed that due to the remote location of the project, a VSAT communication system will be purchased to enable communication. This would allow for high data throughput, dedicated telephone and fax systems and networking facilities. In addition, a two way radio system consisting of a repeater, portable hand held radios, mobile units for vehicles and a base station will be installed to enable communication amongst various departments during the production phase. The costs associated with these two communication facilities were estimated and based on quotations from suppliers at monthly rental charges of US$8,000 to cater for contract support. An allowance of US$1,000 per person per annum has been made for staff members totalling 100 to cover costs associated with emails, telephones and facsimiles transmissions using the satellite telephone system.

22.12.16.5	Community Affairs

An allowance of US$6,000 per annum has been made for community relations. Where there is a need to finance larger community projects during the course of operations, this will be justified and be financed separately.

22.12.16.6	Couriers

Courier costs have been allowed at US$500 per month to enable small items to be flown to and from the country.

22.12.16.7	Insurances

These have been estimated at 0.5% of the capital costs associated with plant, camp, generators and mining equipment.

22.12.16.8	Information Technology

About US$1,000 per month has been allowed for to cover the annual licence fees for software and upgrade of hardware. This allowance will also cover the maintenance of the server.

22.12.16.9	Head Office Costs

An allowance of US$32,500 per month has been made to cover the Johannesburg office and the Bukavu Office costs which will cater for the guest house services where most visitors and expatriates will be housed prior to catching a connecting flight to site or outside the country. This allowance also caters for the office costs for people providing logistics and government liaison.

22.12.16.10	Consultants Fees

This has been allowed at US$500 per month for administration only. Consultants’ fees for mining, geology, plant and tailings would be covered under the respective discipline costs.

22.12.16.11	Legal and Accounting Tax Audit Fees

Legal andAudit fees have been allowed at US$24,000 per annum.

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22.12.16.12	Supplies and Spare Parts

These costs relate to general and administration departments only, covering items such as stationery, etc.. In addition there are supplies for the clinic (to cater for the full mine labour complement) at US$5,500 per month and safety supplies for all employees at US$150 per employee per annum to cater for overalls, safety shoes/gumboots, hard hats, gloves, etc.

22.12.16.13	Travel and Accommodation

The expatriates need to be transported to and from site and a charter flight will be used for this purpose. Two charter flights a month at a cost of US$3,400 per charter have been allowed for. Corporate travel has been allowed at US$3,000 per month, while the US$500 per month has been allowed for camp food for 10 visitors per month at US$50 per person per day.

22.12.16.14	Environment

An allowance of about US$5,500 per month has been allowed for to enable environmental monitoring, consultancy services and for the upkeep of the nursery.

22.12.16.15	Training

Training will be ongoing even after commissioning and an allowance of US$20,273 from years 1 to 4 and US$13,732 from year 5 onwards (1% of total administration salaries) has been allowed for to cater for any external training consultants that might be hired or overseas training of the staff.

22.12.16.16	Recruitment

Staff turnover has been assumed at about 5% and an allowance of US$3,000 (to cater for adverts, flights, etc) has been allowed for, for each recruitment exercise. The assumption made is that the human resources will be adequately staffed to be able to recruit without going through employment agencies.

22.12.16.17	Assay Costs

It has been assumed that SGS will provide equipment and manage the Twangiza on-site laboratory at a fixed monthly fee of US$98,900 per month, as per budget quotation received from SGS which will cover for up to 21,899 sample equivalents (plus 10%) per month.

22.12.16.18	Mine Rehabilitation and Closure Costs

Costs have been provided as per DRC legal requirements, for closure (referred to as reclamation and rehabilitation in the DRC legislation). These are laid out below.

For the purposes of Economic Analysis the mine rehabilitation and closure costs have been included as a once off operating cost incurred at the end of the life of mine. These costs have not been allowed for as annual bond payments into a “Rehabilitation Fund” as may be required by the DRC authority.

Costings were based on standard civils and landscaping rates used by SRK (SA) in DRC and other southern African country project studies over the past two years. Areas were estimated from the concept layout drawings available at the time, detailed tailings dam and rock waste dump drawings, nor haul and access road alignments not being available.

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Table 25-33: Closure Cost estimate (US$, July 2008 values)
COST ITEM	AMOUNT (US$)
Pits: safety berm (2 m) construction	264,000
Northern waste rock dump: shaping, topsoiling (300 mm) and re-vegetation	1,392,000
Western waste rock dump: shaping, topsoiling (300 mm) and re-vegetation	2,004,000
Eastern waste rock dump: shaping, topsoiling (300 mm) and re-vegetation	725,000
Tailings dam: Topsoiling (300 mm) wall and top; and re-vegetation	2,176,000
CIL Plant: Demolition and rehabilitation	2,500,000
Accommodation and Sundry Infrastructure: Demolition and rehabilitation.	200,000
Roads, Power lines and Pipelines (provisional sum)	200,000
Closure planning (provisional sum)	200,000
SUB-TOTAL	9,661,000
Contingency: 20%	1,932,200
TOTAL	11,593,200
Post closure monitoring and maintenance	500,000
GRAND TOTAL	12,093,200

22.12.17	Refining Costs

These have been based on US$5/oz produced which is inclusive of shipping costs, insurance and bullion refinery charges. This cost is based on the information provided by Banro.

22.12.18	Cost of Power Supply from Hydro Electric Power Facility

Operating costs for the supply of power to the mine include the cost of providing make-up energy from diesel generation together with the cost of operating the HEP.

Hydrological studies undertaken to date indicate that the Ulindi 2, 30 MW HEP, has a theoretical capacity factor of approximately 100%. Providing an allowance of 4% downtime for maintenance of the HEP, the average amount of diesel generated energy required, is estimated to be of the order of 11 GWh per year. Based on an assumed cost of US$540/MWh (PROVIDED BY SENET), the cost of this energy is US$5.94 million.

Annual operating costs for the HEP, based on experience of similar projects are estimated to be of the order of US$600,000 per year, indicating a total annual operating cost of some US$6.54 million. Total annual energy production is projected to be 263 GWh per year at an average operating cost of US$0.025/kWh.

23.13	Economic Model and Financial Analysis
22.13.1	Evaluation Method

Twangiza Project economics has been evaluated using the discounted cashflow method, by taking into account year on year milled tonnages and grades for the ore and the associated

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recoveries, gold price (revenue), operating costs, bullion transport and refining charges, capital expenditure and sustaining capital. Sustaining capital costs were included in the financial analysis as operating costs, which is reflected in the total operating cash costs.

The cashflow model is a constant money model, with neither inflation nor escalation factors.

The project has been evaluated as stand-alone and 100% equity financed, with no debt financing.

Assumptions

The assumptions used in the financial analysis were provided by Banro and are summarised in the Table 25-34.

Table 25-34:	Assumptions applied to Economic Model
FINANCIAL ASSUMPTIONS
Revenue
Gold Price	(US$/oz)	850
Discount Rate	(%)	5.0%

Fuel Prices
Diesel	US$/L	1.20
HEP (Before Payback)	US$/kWh	0.084
HEP (After Payback)	US$/kWh	0.028
Fiscal
Tax Free Holiday	years	10
Tax Rate Year 0 -10	(%)	0%
Tax Rate > 10 years	(%)	30%
Royalty (Government)	(%)	0%
Administration Tax	(%)	5%
Depreciation	(%)	0%
Depreciation Period	yrs	10
Recovery of working capital		At end of Project
Conversions Factors
Kilograms to Ounces	(kg/troy oz)	32.1505
Diesel Fuel Density	(t/ m3)	0.85
HFO Density	(t/ m3)	0.97
Exchange Rate	Rand:Dollar	9
Refining Charges, Dore Transport and Insurance	US$/oz	5.00
Percent Capital Expenditure (Year 1)%		30%
Process Plant Residual Value	%	5%
Power Plant Residual Value	%	30%
Mining Equipment Residual Value	%	5%
Vehicles	%	10%

22.13.2	Financial Analysis Results

Financial analysis results are summarized in the Table 25-35.

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Table 25-35:	Financial Summary
Financial Summary	Units	Results
LOM Gold Production	oz	2,651,807
Production Period	years	15.06
Gold Annual Production- LOM	oz	176,054
LOM Fuel Costs	US$/oz	46
LOM Direct Operating Costs	US$/oz	424
LOM Total Cash Operating Costs	US$/oz	429
Total Capital Costs	US$/oz	180
Total Production Costs	US$/oz	609
Post Tax NPV	US$ million	342
IRR	%	20.5%
Undiscounted Payback Period	years	2.53
Project net cash flow after tax and capex	US$ million	593.14

Major highlights of the financial analysis are as follows:

Gold Production: Life of mine average production of 176,054 ounces per annum.

Direct Operating Costs: Life of mine average cash operating costs of US$ 424 per troy ounce is inclusive of mining, processing, assay, sustaining capital (which has been treated as an operating cost) general and administration.

Total Cash Operating Costs: Life of mine total costs of US$ 429 per troy ounce is inclusive of direct operating cost and refining charges.

Total Project Costs: Total project costs of US$609 per troy ounce are inclusive of construction capital and life of mine operating costs. This cost represents the break even gold price for the project.

Net Present Value (NPV): The project will realise an NPV of US$342 million on a discount rate of 5% and a gold price of US$850 per troy ounce.

Net Cash flow: Net cash flow of US$593 million will be realised at a gold price of US$850 per troy ounce.

Internal Rate of Return (IRR) & Payback Period: Project IRR of 20.5 % with a 2.53 year payback period will be realized for the assumed production and capital expenditure.

22.13.3	Project Cashflow

The project LOM cash flows by year are given in Table 25-36.

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22.13.4	Sensitivity Analysis

A sensitivity analysis was performed on the after tax profits by varying the major key variables (gold price, capex, opex and fuel price) and each sensitivity was performed independent of the other.

The results of the sensitivities are summarized in Table 25-37 to Table 25-40, which show gold price varying from US$750 to US$950 per ounce, capex, opex and oil price variations of ±10%.

Table 25-37:	Gold Price Sensitivity

Table 25-38:	CAPEX Sensitivity

Table 25-39:	OPEX Sensitivity

Table 25-40:	Fuel Price Sensitivity

The detailed sensitivity analysis of changing the key variables to ±25% is shown in Figure 25-9 and Figure 25-10.

Updated Resource Statement & Feasibility Study NI43-101 Technical Report	193	TWANGIZA GOLD PROJECT February 27, 2009

Figure 25-9:	NPV Sensitivities

Figure 25-10:	IRR Sensitivities

Updated Resource Statement & Feasibility Study NI43-101 Technical Report	194	TWANGIZA GOLD PROJECT February 27, 2009

From the graphs it is seen that for the Twangiza Project, the sensitivities are greatest for changes in the gold price and least of all for changes in the fuel cost. The order in decreasing amounts of NPV sensitivity is given as follows:-

Gold Price

Operating Costs

Capital Costs

Fuel Costs

22.14	Payback

The Financial Analysis, described within Item 25.13 of this report, calculated an undiscounted payback period of 2.53 years from commencement of production.

The payback period increases to 2.87 years when recalculated based on the 5% discount rate. A discount rate of 5% has been applied within the project financial analysis on the instruction of Banro.

22.15	Mine Life

The Life of Mine identified by the Reserve Statement, described within Item 19.4 of this report, is 15.06 years from commencement of production.

Banro plans to carry out further exploration work on a number of flanking structures, identified by SRK (UK), that remain open along strike. The intention is to prove up additional ounces, especially in the oxide and transitional categories, as these categories provide the most favourable economic return. Four neighbouring targets are located within trucking distance of the proposed Twangiza plant site, namely Luhwindja (adjacent to Twangiza North), Kaziba, Mufwa and Tshondo.

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23	CERTIFICATES OF QUALIFIED PERSONS
23.1	Neil Senior

Certificate of Qualified Persons - Mr. Neil Senior

I, Neil Senior, do hereby certify that:

1.	I am the Joint Managing Director of SENET, Modder House, No.1 High Street, Moddercrest Office Park Modderfontein 1609, South Africa, and have been employed in this position since 1989.
2.

I am a graduate of Cranfield University, United Kingdom, and obtained an MSc degree in Mechanical Engineering in 1972 and have been a registered South African Professional Engineer (Pr. Eng.) since 1980.

3.	I have practiced my profession continuously for some 35 years since graduating and have sponsored and managed various process plant EPCM contracts in remote parts of Africa.
4.	I am a Fellow of the South African Institute of Mining and Metallurgy (SAIMM).
5.

I have read the definition of “qualified person” set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for each of the sections of the technical report dated February 27, 2009 and entitled "Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Report"), with the exception of items 8 to 16, 19, 25.1, 25.3, 25.4.2, 25.9, 25.10, 25.12.8, 25.12.10 to 25.12.12, 25.12.14, 25.12.15.16, 25.12.16.18 and 25.12.18.

7.	I was responsible as Project Sponsor for the Twangiza Feasibility Study on behalf of SENET.
8.	I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein. I am independent of Banro Corporation as described in section 1.4 of NI 43-101.
9.	I have not had any prior involvement with the property which is the subject of the Report.
10.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101, including Form 43-101F1.

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11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

12.

I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated the 27th day of February, 2009

(signed) “Neil Senior”

Neil Senior

MSc. Mech. Eng. FSAIMM

SENET

Joint Managing Director

Updated Resource Statement & Feasibility Study NI43-101 Technical Report	197	TWANGIZA GOLD PROJECT February 27, 2009

23.2	Martin Pittuck

Certificate of Qualified Persons - Mr. Martin Pittuck

I, Martin Pittuck, do hereby certify that:

1.	I reside at 25, Plasturton Gardens, Pontcanna, Cardiff, United Kingdom, CF11 9HG.
2.	I am a graduate with a Master of Science in Mineral Resources gained from Cardiff College, University of Wales in 1996 and I have practiced my profession continuously since that time.
3.	I am a professional member of the Institute of Materials, Minerals and Mining (Membership Number 49186) and I am a Chartered Engineer.
4.	I am a Principal Resource Geologist with SRK Consulting (UK) Ltd., a firm of consulting mining engineers.
5.	I have experience with precious metal deposits and resource estimation techniques.
6.

I have read the definition of “qualified person” set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am responsible for items 8 to 16 and 19.1 to 19.3 of the technical report dated February 27, 2009 and entitled "Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Report").

8.	I have visited the Twangiza property most recently for 1 day on April 16, 2008 and several times previously.
9.

Neither I, nor any affiliated entity of mine, own either directly or indirectly, nor expect to receive, any interest in the properties or securities of Banro Corporation, or any associated or affiliated companies. Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Banro Corporation, or associated or affiliated companies. I am independent of Banro Corporation as described in section 1.4 of NI 43-101.

10.	I have not had any prior involvement with the property which is the subject of the Report.
11.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101, including Form 43-101F1, and in conformity with generally accepted international mining industry practices.

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12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

13.

I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated the 27th day of February, 2009.

(signed) "Martin Pittuck"

Martin Pittuck

MIMMM, C.Eng

SRK Consulting (UK) Ltd

Principal Resource Geologist

Updated Resource Statement & Feasibility Study NI43-101 Technical Report	199	TWANGIZA GOLD PROJECT February 27, 2009

23.3	H.G. Waldeck

Certificate of Qualified Persons - Mr. H.G. Waldeck

I, H.G. Waldeck, do hereby certify that:

1.	I am a Partner of SRK Consulting (South Africa) (Pty) Ltd., 265 Oxford Road, Illovo South Africa.
2.

I am a graduate of the University of Pretoria with a BSc in Mining Engineering obtained in 1971. I obtained a MBA from the University of Potchefstroom in 1975. I have practised my profession continuously since 1972.

3.

I was awarded a Mine Manager's Certificate of Competency (Metalliferous) in 1974 and have been registered as a Professional Engineer with the Engineering Council of South Africa (Registration No 910077) since 1991. I am a Fellow of the South African Institute of Mining and Metallurgy and an Associate Member of the Association of Mine Managers of South Africa.

4.	I have worked as a mining engineer for a total of 36 years since my graduation from university.
5.

I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for items 19.4, 25.1, 25.9, 25.12.8, 25.12.11, 25.12.14 and 25.12.16.18 of the technical report dated February 27, 2009 and entitled "Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Report").

7.	I have visited the Twangiza property in person for 3 days during December 2007.
8.	I have had no prior involvement with the property that is the subject of the Report.
9.	I am independent of Banro Corporation as described in section 1.4 of NI 43-101.
10.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101, including Form 43-101F1.
11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

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12.

I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated the 27th day of February, 2009.

(signed) “H.G. Waldeck”

H.G. Waldeck

B.Sc(ENG), MBA, Pr Eng

SRK Consulting (South Africa) (Pty) Ltd.

Partner

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23.4	Ciaran Molloy

Certificate of Qualified Persons - Mr. Ciaran Molloy

I, Ciaran Molloy, do hereby certify that:

1.

I am the Associate Director Engineering of AMEC Earth & Environmental (UK) ltd., International House, Dover Place, Ashford, Kent, United Kingdom, TN23 1HU and have been employed in this position since 2005.

2.	I am a graduate of the University of Manchester Institute of Science and Technology (UMIST), United Kingdom.
3.

I have practiced my profession continuously for some 30 years since graduating, and have designed, constructed and managed various tailings management projects in remote parts of Africa and throughout the world.

4.	I am a professional member of the Institute of Materials, Minerals & Mining. I also hold membership with the Institution of Civil Engineers.
5.

I have read the definition of “qualified person” set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for items 25.3, 25.12.10 and 25.12.15.16 of the technical report dated February 27, 2009 and entitled "Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Report").

7.	I most recently visited the Twangiza property for 2 days in October 2007.
8.	I was responsible as Project Manager for the Feasibility Study on behalf of AMEC
9.	I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein. I am independent of Banro Corporation as described in section 1.4 of NI 43-101.
10.	I have not had any prior involvement with the property which is the subject of the Report.
11.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101, including Form 43-101F1.
12.	As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to

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make the Report not misleading.

13.

I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated the 27th day of February, 2009

(signed) "Ciaran Molloy"

Ciaran Molloy

Member of IMMM

AMEC Earth & Environmental (UK) Ltd.

Associate Director - Engineering

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23.5	Jeremy Haile

Certificate of Qualified Persons - Mr. Jeremy Haile

I, Jeremy Haile, do hereby certify that:

1.	I am the President of Knight Piésold Ltd. of Suite 1400 – 750 West Pender Street, Vancouver, BC, Canada, V6C 2T8, and have been employed in this position since 1990.
2.

I am a graduate of Oxford University, United Kingdom, obtained a M.Sc. degree in Soil Mechanics in 1978 from Imperial College, London, United Kingdom, and have been a registered Professional Engineer (P. Eng.) with the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) since 1980.

3.	I have practiced my profession continuously for some 36 years since graduating, and have managed and worked on various hydropower developments in the Americas, SE Asia and Africa.
4.

I have read the definition of “qualified person” set out in the National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.

I am responsible for items 25.4.2, 25.10, 25.12.12 and 25.12.18 of the technical report dated February 27, 2009 and entitled "Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Report").

6.	I most recently personally inspected the potential hydro electric power facility sites in February 2007.
7.	I was responsible as Project Director for the hydropower sections of the Feasibility Study on behalf of Knight Piésold Ltd.
8.	I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein. I am independent of Banro Corporation as described in section 1.4 of NI 43-101.
9.	I have not had any prior involvement with the property which is the subject of the Report.
10.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101, including Form 43-101F1.
11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Updated Resource Statement & Feasibility Study NI43-101 Technical Report	204	TWANGIZA GOLD PROJECT February 27, 2009

12.

I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated the 27th day of February, 2009

(signed) “Jeremy Haile”

Jeremy Haile

P.Eng.

KNIGHT PIESOLD LTD.

President

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EXHIBIT 99.2

TWANGIZA PROJECT

ALLUVIAL GOLD POTENTIAL OF THE

MWANA RIVER:

PRELIMINARY EVALUATION

HGF 10.1.07

CONTENTS

1. INTRODUCTION 4
2. MWANA RIVER VALLEY 4
   - 2.1 General Characteristics 4
   - 2.2 Alluvium 6
     - 2.2.1 Aerial Extent and Thickness 6
     - 2.2.2 Sediment Characteristics 6
     - 2.2.3 Sediment Size Distribution 8
3. ALLUVIAL SAMPLING PROGRAMME 8
   - 3.1 Samples for Gold Analysis 8
   - 3.2 Samples for Relative Density Determination 9
4. RESULTS 9
   - 4.1 Size Fraction Analysis 9
   - 4.2 Gold Contents 9
   - 4.3 Relative Density Tests 11
5. RESOURCE ESTIMATE 13
6. CONCLUSIONS AND RECOMMENDATIONS 14

LIST OF FIGURES

1. Mwana River Alluvial Sampling – Locality Plan 5
2. Location of Sampling Sites and Traverses 7
3. Average Particle Size Distribution for Lines 1 – 17 10
4. Average Gold Grades for Lines 1 –17 12

LIST OF TABLES

1. Summary of Sediment Size Fraction Data, Mwana River Alluvials 9
2. Summary of Gold Assay Data, Mwana River Alluvials 11
3. Average Gold Grades for Lines 1 – 17 13
4. Relative Density Measurements of Alluvium, Mwana River 13
5. Mwana River Alluvials – Estimated Gold Content 15

ii

LIST OF PLATES

1.	General View of the Twangiza terrain and Mwana River valley ..	18
2.	Ancient alluvial terraces in the Mwana River valley, downstream of the sampled section	18
3.	Aerial view of the Mwana River, between Lines 5 and 11	19
4.	Intermixed boulders, cobbles, gravel, sand and silt, Line 2, Mwana River	19
5.	Artisanal workings between Lines 10 and 11, Mwana River	20
6.	Artisanal diggings between lines 12 and 13, Mwana River	20
7.	Artisanal workings in the Mwana River near Line 13	21
8.	Diversity of sediment size fraction, upstream of Line 13, Mwana River	21

LIST OF APPENDICES

1.	Alluvial Profiles, Areas and Volume Estimates, Lines 1 – 17	22
2.	Photographs of Sample Sites	23
3.	Photographs along Sampling Lines	30
4.	Detailed Assay Results and Size Fraction Data	37

iii

HGF 10.1.07

TWANGIZA PROJECT

ALLUVIAL GOLD POTENTIAL OF THE MWANA RIVER: PRELIMINARY EVALUATION

1. INTRODUCTION

The Mwana River lies immediately to the south of the Mbwega deposit, currently the main orebody on the Twangiza Project, with a gold resource of 2.02 Moz and 3.88 Moz in the Measured/Indicated and Inferred categories respectively (Figure 1). Alluvial artisanal mining is abundant in the Mwana valley, particularly in the 3 km stretch downstream of the Mbwega deposit. In order to assess whether this alluvial material has economic potential for Banro, a preliminary programme was carried out, comprising:

- Surveying of the aerial extent of the alluvium.
- Surveying of topographic profiles across the valley to enable the thickness of alluvium to be approximately estimated.
- Collection of a suite of samples to indicate:
    - Sediment particle size distribution
    - Gold grades in the various sediment size fractions
    - Spatial variations in gold grade along the valley
    - Relative densities of the alluvial material

This report presents the results of the above programme, and concludes that the Mwana valley may host a resource in the order of 130,000 ounces Au. A follow-up programme is proposed, with the objective of more accurately estimating tonnages and grades.

2. MWANA RIVER VALLEY

2.1 General Characteristics

The Mwana is a perennial river that has deeply incised the Kibaran sedimentary rocks, to form a steep-sided, V-shaped valley up to 250 m deep (Plate 1). The presence of perched alluvial terraces in the Twangiza area (e.g. Plate 2) suggests that the deeply incised terrain has developed in response to episodes of uplift, interspersed with relatively stable periods.

The 3 km-long section of the river under discussion comprises a 1 km-long stretch flowing west-northwestwards from near the Mbwega deposit, followed by a 2 km-long stretch flowing in a north to NNW direction (Figure 1). Over this section the river has an average gradient of 2.8°.

4

E 691500
E 692250
E 693000
E 693750
N 9684750
N 9684000
N 9683250
N 9682500
N 9681750
N 9681000
TN
Road to Bukavu
Drilling access road
Area of alluvial sampling
Artisanal washing and sluices
Twangiza Camp
Mbwega Open Pit
Twangiza Mining sarl
Mwana River Sampling
(Locality Plan)
Date: 10/01/2007
Surveyed: MJT&AB
Datum: Banro MSL
Drawn: MJT
System: Banro UTM
Drawing No: TW020-1

Figure 1. Mwana River Alluvial Sampling – Locality Plan

5

The width of the river channel varies considerably, from <5 m in the south to 130 m in the central section. The water flow varies from rocky, white-water rapids in the narrowest sections, to braided channels (now extensively modified by artisanals) in the wider portions.

2.2 Alluvium

2.2.1 Aerial Extent and Thickness

The aerial extent of the alluvial material was surveyed by DGPS, and is shown in Figure 2. The alluvium covers a total area of 16 Ha, but varies greatly in surface width, from <5 m in the south, to about 130 m in the central portion.

The thickness of the alluvium was estimated on each section line by extrapolating the sides of the valley below the alluvium (Appendix 1). However, this method is imprecise, and the estimates should be viewed as first-pass approximations only. The average alluvium thickness for each line is given in Table 5, and ranges from 0.3 m to 11.0 m, with an average of 4.6 m.

2.2.2 Sediment Characteristics

The alluvium represents the product of natural erosion of the Kibaran sediments, together with washings from the artisanal processing of material from the Mbwega deposit. The latter mainly comprises saprolite that has been washed through sluices in a series of natural and artificial channels, which drain into the Mwana River (Figure 1). The gold grade of the alluvial material in the valley has probably been significantly elevated by this artisanal activity. For example, the amount of mining depletion at Mbwega is estimated to be approximately 300,000 ounces Au by Banro's Mineral Resource Manager: assuming that the primitive washing techniques employed by the artisanals extract no more than 50% of the gold (probably much less), at least 150,000 ounces have probably been added to the Mwana River alluvials.

The upper layers of alluvium in the Mwana valley are being continually reworked by artisanal miners, throughout the whole of the 3 km section under discussion. This is usually achieved by the construction of a complex series of artificial channels and dykes, which focus the finer sediment fraction (after passing through primitive screens) into carpet-lined sluices (see Plates 3, 5 and 7).

It is probable that at least the upper 1 m of alluvium has undergone reworking and homogenisation in this way. This is supported by the consistent gold grades returned for the current batch of samples (taken from 0 – 50 cm depth) as discussed further in Section 4.2. Whether the deeper material shows more stratification in terms of particle size and gold grade would need to be assessed by further exploration.

6

Twangiza Mining sarl
Twangiza Project
Alluvial Sampling Survey
Twangiza
December 2006
Date: 2/12/2006
Surveyed: AB
Datum: Banro MSL
Drawn: MJT
System: Banro UTM
Drawing No: TW019-1
Note: Total Area of valley as depicted: 16 Ha
TN
E 691500
E 692000
E 692500
E 693000
N 9684500
N 9684000
N 9683500
N 9683000
N 9682500
N 9682000
The Ford
SS 44
Line 17
SS 41-43
Line 16
SS 39-40
Line 15
Line 14
SS 38
Line 13
SS 36-37
SS 34-35
Line 12
Line 11
SS 32-33
SS 28-31
Line 10
SS 26-27
Line 9
SS 22-25
Line 8
Line 7
Line 6
SS 17-21
SS 12-16
Line 5
SS 9-11
Line 4
SS 7-8
Line 3
SS 6
SS 5
Line 2
Line 1
SS 1-4

Figure 2. Location of Sampling Sites and Traverses

7

2.2.3 Sediment Size Distribution

The alluvium comprises a wide range of material, from small to very large boulders (i.e. 256 – 4096 mm, as defined in the American Geophysical Union Sediment Classification Scheme), small to large cobbles (64 – 256 mm), very fine to very coarse gravel (2 – 64 mm), and sand, silt and clay in the sub-2 mm range. The diversity of particle size is well illustrated by Plates 4 and 8, and also by the photographs of individual sampling sites in Appendix 1.

The samples comprised all material in the small cobble range and smaller (i.e. all material <128 mm). Larger cobbles and boulders were excluded from the samples for practical reasons. Therefore, although the samples probably provide a reasonable estimate of the particle size distribution of the <128 mm material, the relative abundance and size distribution of larger fragments has not been tested. Visually the proportion of larger material is estimated at 30-40%, although this will probably vary substantially with depth in the alluvial profile, and along stream. Clearly, a reliable estimate of the proportion of larger cobbles and boulders will be very important in the final evaluation of the alluvial potential, and will need to be addressed in future programmes.

3. ALLUVIAL SAMPLING PROGRAMME

3.1 Samples for Gold Analysis

Samples were taken on lines 200 m apart, orientated approximately normal to the direction of the river (Figure 2). The spacing of samples along lines was approximately 15-20 m, depending on accessibility of exposed alluvium between water channels. A total of 43 samples were collected on 17 lines, along a 3 km length of river. All sample sites were surveyed by DGPS.

Photographs were taken (a) at each sample site (see Appendix 2), and (b) along each sampling line (Appendix 3).

Samples were taken from surface to a depth of approximately 50 cm. As discussed in Section 2.2.3, all material was placed in the sample bag without screening, with the exception of the large cobbles and boulders which were discarded for practical reasons. Approximately 20 kg of wet alluvium was collected at each site.

At the laboratory in Bukavu, the samples were firstly wet-sieved through 5.60 mm, 2.00 mm and 1.00 mm screens to produce four size fractions, and the weight of each size fraction was recorded.

The sieved fractions were then oven-dried and reweighed.

The +5.60 mm and +2.00 mm fractions were crushed prior to pulverising in an LM mill. The +1.00 mm and –1.00 mm fractions were pulverised without crushing.

8

Aliquots of the pulverised sub-samples were forwarded to SGS, Mwanza for gold analysis by fire assay. Standards and blanks were inserted according to the company's QA/QC protocol.

3.2 Samples for Relative Density Determination

Samples were taken to determine the relative density of the alluvium on Lines 5, 10 and 15 (i.e. three samples). At each site a plastic bucket of known volume was completely filled with alluvium, and the material bagged for transportation to the laboratory in Bukavu. At the laboratory the sample was accurately weighed wet, then oven-dried and re-weighed. Wet and dry relative densities were determined by mass/volume calculation.

4. RESULTS

4.1 Size Fraction Analysis

The weight and weight percentage of each size fraction are given in Appendix 4, and are summarised in Table 1:

Table 1. Summary of Sediment Size Fraction Data, Mwana River Alluvials

Size Fraction	Wt % (Max)	Wt % (Min)	Wt % (Ave)	Wt % St. Dev.
+5.60 mm	69.24	1.21	33.25	17.38
+2.00 mm	32.49	5.76	18.78	5.93
+1.00 mm	23.23	0.05	10.1	4.54
-1.00 mm	84.24	13.72	37.87	18.61

It can be seen that the proportions of the different size fractions show considerable variation between samples. However, on average, the proportions of –1.00 mm and +5.6 mm material constitute about 75% of the sample, averaging approximately 38% and 33% respectively.

Figure 3 shows the average particle size distribution for the 17 sample lines. It can be seen that there is no evidence of any trend in size distribution from upstream (line 1) to downstream (line 17). However, the data does indicate an antithetic relationship between the proportions of the +5.60 and –1.00 mm fractions, whereas the +2.00 mm and +1.00 mm fractions are relatively consistent.

4.2 Gold Contents

Analytical results are presented in detail in Appendix 4, and summarised in Table 2.

9

Figure 3. Average Particle Size Distribution for Lines 1 - 17

70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Wt % Size Fraction
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Line No.
+5.60 mm Fraction
+2.00 mm Fraction
+1.00 mm Fraction
-1.00 mm Fraction

10

Table 2. Summary of Gold Assay Data, Mwana River Alluvials

Size Fraction	Au (max) g/t	Au (min) g/t	Au (ave) g/t	St. Dev
+5.60 mm	4.40	0.37	2.24	1.17
+2.00 mm	5.98*	0.01	3.85*	1.28*
+1.00 mm	8.93	0.90	5.89	1.73
-1.00 mm	7.59	2.31	5.05	1.27
Bulk Sample**	5.65*	1.36	3.94*	1.03*

*Excluding one highly anomalous sample of 63.40 g/t in the +2.00 mm sample.
**Weighted average based on the proportions of each size fraction

Table 2 indicates that, on average, the +5.6 mm fraction has the lowest Au grades (2.24 g/t) whilst the highest grades occur in the +1.00 mm and –1.00 mm fractions (5.89 and 5.05 g/t respectively).

Gold contents of the bulk samples range from 1.36 to 5.65 g/t, with an average of 3.94 g/t.

The relatively consistent grades and lack of erratic "spikes" indicates a low nugget effect, and a lack of coarse gold particles (either free or embedded in host rock). One exception, however, is the value of 63.4 g/t returned for the +2.00 mm fraction in sample 164606 – this has been excluded from the calculations in Table 2. If included, the average bulk sample grade is increased to 4.17 g/t.

Figure 4 and Table 3 show the average gold grades for each sampling line. It can be seen that the grades of the three coarser fractions show a steady decrease in a downstream direction, from line 1 to line 17. It is interesting, however, that the grades for the –1.00 mm fraction are relatively consistent and do not show a downstream deterioration. Further detailed work would be required to determine the cause of this relationship, but it is possible that the gold in the coarser fractions is still mainly enclosed within the host rock, and the decreasing grade downstream represents a steady dilution by unmineralized material from tributaries and scree. The gold in the fine fraction may, however, consist of free particles, liberated from the host rock by both natural erosion and artisanal activity in the Mbwega pit. This fine, liberated gold has probably been distributed relatively evenly throughout the alluvial deposit through natural hydrodynamic processes and artisanal reworking.

4.3 Relative Density Tests

Relative density measurements for three samples are shown in Table 4. The dry relative densities vary from 1.62 to 1.73, with an average of 1.68. This average has been used for the tonnage calculations in Section 5.

11

Figure 4. Average Gold Grades for Lines 1 - 17
g/t Au
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Line No.
Ave g/t Au (Whole)
+5.60 mm Fraction
+2.00 mm Fraction
+1.00 mm Fraction
-1.00 mm Fraction

12

Table 3. Average Gold Grades for Section Lines 1-17

Line	Site Nos.	Average Gold Grade (g/t)				
		+5.60 mm	+2.00 mm	+1.00 mm	-1.00 mm	Bulk
1	SS 1 – 4	3.45	5.42	7.30	4.72	4.62
2	SS 5	3.43	5.24	7.37	4.23	4.32
3	SS 6	3.22	63.40	6.96	3.60	14.04
4	SS 7 – 8	3.32	4.95	7.63	5.93	4.67
5	SS 9 – 11	2.86	5.00	7.32	4.99	4.19
6	SS 12 – 16	3.53	4.64	7.26	6.42	4.55
7	SS 17 – 21	3.13	3.73	6.61	5.69	4.66
8	SS 22 – 25	1.18	3.32	3.46	3.80	3.31
9	SS 26 – 27	1.79	3.95	5.51	5.36	4.61
10	SS 28 – 31	1.84	3.90	5.70	5.47	4.13
11	SS 32 - 33	1.65	2.93	4.77	4.74	3.84
12	SS 34 - 35	1.74	3.13	5.32	4.69	3.35
13	SS 36 - 37	0.93	2.93	4.28	4.23	2.73
14	SS 38	1.05	2.61	5.16	5.76	3.99
15	SS 39 - 40	0.71	2.72	4.29	5.00	2.58
16	SS 41 – 43	0.77	2.31	4.45	4.30	2.76
17	SS 44	0.74	2.38	4.09	4.50	2.57

Table 4. Relative Density Measurements of Alluvium from the Mwana River

Sample	Wet RD	Dry RD
SS10 (Line 5)	2.01	1.62
SS30 (Line 10)	2.11	1.73
SS29 (Line 15)	1.98	1.69
Average	2.03	1.68

5. RESOURCE ESTIMATE

The volume of alluvial material has been estimated by the following method:

1. Approximation of the valley profile on each section line, by extrapolating the sides of the valley below the alluvium cover, as shown in Appendix 1.

2. Determining the cross-sectional area of alluvium on each section line, and then calculating the average alluvium depth for each line.

3. Applying the average alluvium depth for a particular line halfway between the section lines up and down stream.

4. Multiplying the average alluvium depth by the surface area of the alluvium to provide the volume of each block (see Appendix 1)

An average relative density of 1.65 was applied to all blocks for dry tonnage estimates (see Section 4.3).

13

The average gold grade for each section line (Table 5) was used to estimate the gold contained in the surrounding block.

For the purpose of this estimation, the cobbles and boulders excluded from the samples are assumed to contain no gold. (In practice this is unlikely, but whether they have economic potential would have to be determined by further work). As discussed in Section 2.2.3, the proportion of cobbles and boulders has been loosely estimated at 30 – 40%, but this may change with depth in the alluvial pile. Again, the proportion and distribution of the larger fragments is important, and will need to be better assessed in any follow-up programmes.

Table 5 provides the estimates of areas, tonnages, grades and contained gold for the alluvium in each block. In summary, the alluvium in the upper 3 km section of the Mwana River is estimated to contain:

985,000 tonnes @ 4.16 g/t for 132,000 ounces Au

6. CONCLUSIONS AND RECOMMENDATIONS

The preliminary assessment of the Mwana River alluvials indicates that the material has the potential to be economically viable, and further work is warranted. Future programmes should focus on the following critical aspects:

1. The depth of the alluvium, to enable more accurate tonnage estimates to be made.

2. The proportion of cobbles and boulders, and whether these have any economic potential, or should be regarded as waste.

3. The distribution of cobbles and boulders e.g. possible increase towards the base of the alluvial profile.

4. Whether the gold grades indicated by the present study show variability with depth in the alluvial profile.

5. The nature of the gold particles in the different size fractions.

It is possible that small-scale seismics may assist in defining the base of the alluvium, and possibly identify the presence of boulder layers. The application of this technique is currently under further investigation.

Pitting would be necessary to (a) confirm the seismic modelling of the alluvium depth, (b) determine the vertical particle size distribution of the alluvium, and (c) determine the vertical gold grade distribution. However, due to the unconsolidated, water-logged nature of the alluvium, special attention would have to be paid to workers' safety. Consideration could be given to contracting out this work, perhaps to a company experienced in the "banka drilling" technique, commonly practiced in parts of West Africa.

14

Table 5. Mwana River Alluvials - Estimated Gold Content

Line No.	Site Nos.	X-S Area (m^2)	Section Width (m)	Ave Depth (m)	River Area (m^2)	Volume (m^3)	RD	Tonnage	40% Boulder Dilution	Au grade (g/t)	Ounces Au
1	SS 1 – 4	285	46	6.2	6118	37932	1.65	62588	37553	4.62	5579
2	SS 5	16	10	1.6	2236	3578	1.65	5904	3542	4.32	492
3	SS 6	1	4	0.3	1457	437	1.65	721	433	14.04	63
4	SS 7 – 8	91	24	3.9	3496	13634	1.65	22496	13498	4.67	2027
5	SS 9 – 11	179	37	4.9	8153	39950	1.65	65918	39551	4.19	5329
6	SS 12 – 16	1019	93	11.0	18233	200563	1.65	330929	198557	4.55	29049
7	SS 17 – 21	1044	164	6.4	28322	181261	1.65	299081	179448	4.66	26888
8	SS 22 – 25	697	125	5.6	22075	123620	1.65	203973	122384	3.31	13025
9	SS 26 – 27	235	45	5.2	13029	67751	1.65	111789	67073	4.61	9942
10	SS 28 – 31	844	97	8.7	22277	193810	1.65	319787	191872	4.13	25480
11	SS 32 - 33	211	54	3.9	10519	41024	1.65	67690	40614	3.84	5015
12	SS 34 - 35	229	47	4.9	6207	30414	1.65	50183	30110	3.35	3243
13	SS 36 - 37	65	20	3.3	5469	18048	1.65	29779	17868	2.73	1568
14	SS 38	25	12	2.1	2429	5101	1.65	8417	5050	3.99	648
15	SS 39 - 40	51	16	3.2	4181	13379	1.65	22075	13245	2.58	1099
16	SS 41 – 43	153	32	4.8	4383	21038	1.65	34713	20828	2.76	1848
17	SS 44	31	12	2.6	1471	3825	1.65	6311	3787	2.57	313
Totals & Averages				**4.62**		**995365**	**1.65**	**1642352**	**985411**		**131609**

15

During the dry season, it may be possible to utilise Banro's bulldozer to cut sections through the alluvium, to facilitate sampling down to, say, 3 m depth.

Depending on the results of the above work, samples of the various size fractions should be submitted for mineralogical study. This work should focus on (a) the proportion of free gold compared to that contained within host rock particles, and (b) the size distribution of the free gold particles.

16

Mwana River valley

Plate 1. General View of the Twangiza Terrain and Mwana River Valley

Old perched
alluvial terraces

Plate 2. Ancient alluvial terraces in the Mwana River Valley, downstream of the sampled section

18

Plate 3. Aerial view of the Mwana River, between Lines 5 and 11

Plate 4. Intermixed boulders, cobbles, gravel, sand and silt, Line 2, Mwana River

19

Plate 5. Artisanal workings between Lines 10 and 11, Mwana River

Plate 6. Artisanal diggings between lines 12 and 13, Mwana River

20

Plate 7. Artisanal workings in the Mwana River near Line 13

Plate 8. Diversity of sediment size fraction, upstream of Line 13, Mwana River

21

APPENDIX 1

ALLUVIAL PROFILES, AREAS AND VOLUME ESTIMATES, LINES 1 - 17

22

Line 2
Line 1
Line 2
Vertical scale : 1:1000
Horizontal scale : 1:1000

Line 1
Vertical scale : 1:1000
Horizontal scale : 1:1000

23

Line 4
Line 4
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 3
Line 3
Vertical scale : 1:1000
Horizontal scale : 1:1000

24

Line 6
Line 5
Area 18233m2 @ 11.0m = 200563m3
Area 8153m2 @ 4.9m = 39950m3
Line 5
Vertical scale : 1:1000
Horizontal scale : 1:1000
Cross Section: 179 sq m Width: 36.8 m Ave Depth: 4.9 m
Line 6
Vertical scale : 1:1000
Horizontal scale : 1:1000
Cross Section: 1019 sq m Width: 92.5 m Ave Depth: 11.0 m

25

Line 7
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 7

26

Line 9
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 8
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 8
Line 9

27

Line 10
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 11
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 11
Line 10

28

Line 13
Line 12
Line 13
Vertical scale : 1:1000
Horizontal scale : 1:1000
Cross Section: 65 sq m Width: 20 m Ave Depth: 3.3 m
30
40
50
60
70
Line 12
Vertical scale : 1:1000
Horizontal scale : 1:1000
Cross Section
Width
47 m
Ave Depth
50
60
70
80
90
100
110
120
130

29

Line 14
Line 15
Line 15
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 14
Vertical scale : 1:1000
Horizontal scale : 1:1000

30

Line 17
Vertical scale : 1:1000
Horizontal scale : 1:1000
Cross Section: 31 sq.m Width: 12 m Ave Depth: 2.6 m
Line 17
Area 1471m2 @ 2.6m = 3825m3
TN
Line 16
Vertical scale : 1:1000
Horizontal scale : 1:1000
Cross Section: 153 sq.m Width: 32 m Ave Depth: 4.8 m
Line 16
Area 4383m2 @ 4.8m = 21038m3

31

SS10

SS11

SS12

SS13

SS14

SS15

SS16

SS17

34

SS18

SS19

SS20

SS21

SS22

SS23

SS24

SS25

35

SS26

SS27

SS28

SS29

SS30

SS31

SS32

SS33

36

Line 1 (looking SW)

Line 2 (looking SW)

Line 3 (looking N)

40

Line 4 (looking S)

Line 5 (looking S)

Line 6 (looking SW)

41

Line 7 (looking SW)

Line 8 (looking W)

Line 9 (looking W)

42

Line 10 (looking W)

Line 11 (looking SW)

Line 12 (looking W)

43

Line 13 (looking SSW)

Line 14 (looking NE)

Line 15 (looking NW)

44

APPENDIX 4

DETAILED ASSAY RESULTS
AND
SIZE FRACTION DATA

1. SIZE FRACTIONS AND GOLD CONTENTS OF THE MWANA RIVER ALLUVIAL SAMPLES

Site No.	Sample No.*	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au	Dry Kg x g/t	Ave g/t Au
SS1	164601A	7.96	7.74	41.82	3.67	28.41	
	164601B	4.64	3.99	21.56	4.99	19.91	
	164601C	2.89	2.32	12.53	5.58	12.95	
	164601D	9.93	4.46	24.10	4.53	20.20	
			18.51	100		81.47	4.40
SS2	164602A	2.35	2.28	15.03	2.47	5.63	
	164602B	1.06	1.03	6.79	5.13	5.28	
	164602C	0.51	0.49	3.23	7.68	3.76	
	164602D	30.04	11.37	74.95	4.74	53.89	
			15.17	100		68.57	4.52
SS3	164603A	4.94	4.47	28.84	4.40	19.67	
	164603B	2.56	2.36	15.23	5.98	14.11	
	164603C	1.27	1.17	7.55	7.75	9.07	
	164603D	13.76	7.5	48.39	3.79	28.43	
			15.5	100		71.27	4.60
SS4	164604A	6.28	5.55	38.84	3.24	17.98	
	164604B	4.12	3.5	24.49	5.56	19.46	
	164604C	1.62	1.37	9.59	8.17	11.19	
	164604D	5.28	3.87	27.08	5.82	22.52	
			14.29	100		71.16	4.98
SS5	164605A	8.52	7.53	39.02	3.43	25.83	
	164605B	3.51	3.07	15.91	5.24	16.09	
	164605C	1.65	1.49	7.72	7.37	10.98	
	164605D	12.31	7.21	37.36	4.23	30.50	
			19.3	100		83.39	4.32
SS6	164606A	9.31	8.44	43.08	3.22	27.18	
	164606B	3.91	3.35	17.10	63.40	212.39	
	164606C	2.73	2.21	11.28	6.96	15.38	
	164606D	9.45	5.59	28.53	3.60	20.12	
			19.59	100		275.07	14.04
SS7	164607A	11.47	10.14	42.16	3.32	33.66	
	164607B	4.58	3.84	15.97	4.82	18.51	
	164607C	1.67	1.32	5.49	8.75	11.55	
	164607D	14.61	8.75	36.38	5.90	51.63	
			24.05	100		115.35	4.80
SS8	164608A	11.77	10.47	48.47	3.32	34.76	
	164608B	5.44	4.79	22.18	5.08	24.33	
	164608C	2.84	2.2	10.19	6.50	14.30	
	164608D	6.54	4.14	19.17	5.95	24.63	
			21.6	100		98.03	4.54
SS9	164609A	8.27	7.62	39.63	3.05	23.24	
	164609B	4	3.38	17.58	5.23	17.68	
	164609C	1.43	1.16	6.03	6.01	6.97	
	164609D	13.97	7.07	36.77	2.31	16.33	
			19.23	100		64.22	3.34
SS10	164610A	7.21	6.59	40.50	2.50	16.48	
	164610B	5.54	4.54	27.90	4.84	21.97	
	164610C	3.03	2.3	14.14	7.61	17.50	
	164610D	4.01	2.84	17.46	7.23	20.53	
			16.27	100		76.48	4.70
SS11	164612A	9.23	8.31	45.68	3.02	25.10	
	164612B	4.82	3.96	21.77	4.92	19.48	
	164612C	2.37	1.84	10.12	8.35	15.36	
	164612D	7.41	4.08	22.43	5.44	22.20	
			18.19	100		82.14	4.52
SS12	164614A	14.95	13.42	44.61	3.05	40.93	
	164614B	7.36	6.04	20.08	4.40	26.58	
	164614C	3.82	2.33	7.75	8.55	19.92	
	164614D	7.46	8.29	27.56	5.06	41.95	
			30.08	100		129.38	4.30
SS13	164615A	14.85	13.59	56.02	4.05	55.04	
	164615B	5.36	4.48	18.47	4.94	22.13	
	164615C	2.49	1.94	8.00	8.93	17.32	
	164615D	6.48	4.25	17.52	7.59	32.26	
			24.26	100		126.75	5.22

Site No.	Sample No.*	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au	Dry Kg x g/t	Ave g/t Au
SS14	164617A	8.9	7.92	62.81	3.75	29.70	
	164617B	2.3	1.9	15.07	3.67	6.97	
	164617C	0.57	0.47	3.73	5.72	2.69	
	164617D	4.13	2.32	18.40	5.55	12.88	
			12.61	100		52.24	4.14
SS15	164618A	14.94	13.38	61.40	3.96	52.98	
	164618B	4.67	3.68	16.89	4.99	18.36	
	164618C	2.27	1.74	7.99	6.84	11.90	
	164618D	4.61	2.99	13.72	6.81	20.36	
			21.79	100		103.61	4.76
SS16	164620A	10.4	9.22	53.82	2.83	26.09	
	164620B	4.59	3.77	22.01	5.22	19.68	
	164620C	2	1.58	9.22	6.25	9.88	
	164620D	4.8	2.56	14.94	7.11	18.20	
			17.13	100		73.85	4.31
SS17	164621A	12.68	11.22	50.79	2.74	30.74	
	164621B	5.97	4.96	22.45	5.05	25.05	
	164621C	2.32	1.82	8.24	6.01	10.94	
	164621D	10.76	4.09	18.52	5.01	20.49	
			22.09	100		87.22	3.95
SS18	164622A	3.32	2.86	16.16	3.50	10.01	
	164622B	5.12	4.12	23.28	4.52	18.62	
	164622C	1.86	1.56	8.81	6.49	10.12	
	164622D	22.09	9.16	51.75	6.68	61.19	
			17.7	100		99.95	5.65
SS19	164624A	2.02	1.84	10.16	4.16	7.65	
	164624B	4.13	3.33	18.39	0.01	0.03	
	164624C	3.08	2.23	12.31	6.42	14.32	
	164624D	16.59	10.71	59.14	3.84	41.13	
			18.11	100		63.13	3.49
SS20	164625A	10.23	9.2	38.74	3.27	30.08	
	164625B	7.21	5.86	24.67	4.51	26.43	
	164625C	3.67	2.59	10.91	7.27	18.83	
	164625D	13.78	6.1	25.68	7.08	43.19	
			23.75	100		118.53	4.99
SS21	164626A	3.07	2.73	13.66	1.99	5.43	
	164626B	5	4.24	21.21	4.55	19.29	
	164626C	4.69	3.48	17.41	6.85	23.84	
	164626D	18.34	9.54	47.72	5.84	55.71	
			19.99	100		104.28	5.22
SS22	164627A	0.67	0.61	3.67	2.30	1.40	
	164627B	1.41	1.07	6.44	4.09	4.38	
	164627C	1.35	0.94	5.66	6.06	5.70	
	164627D	23.25	14	84.24	4.85	67.90	
			16.62	100		79.38	4.78
SS23	164628A	0.52	0.48	6.45	1.75	0.84	
	164628B	1.51	1.2	16.13	4.08	4.90	
	164628C	1.58	1.25	16.80	5.52	6.90	
	164628D	6.24	4.51	60.62	5.08	22.91	
			7.44	100		35.55	4.78
SS24	164630A	5.88	5.2	30.93	0.30	1.56	
	164630B	3.82	2.94	17.49	3.73	10.97	
	164630C	2.2	1.65	9.82	0.90	1.49	
	164630D	12.26	7.02	41.76	2.89	20.29	
			16.81	100		34.30	2.04
SS25	164631A	3.04	2.55	18.97	0.37	0.94	
	164631B	3.47	2.45	18.23	1.00	2.45	
	164631C	2.06	1.38	10.27	1.35	1.86	
	164631D	11.17	7.06	52.53	2.37	16.73	
			13.44	100		21.99	1.64
SS26	164632A	2.56	2.25	11.87	1.34	3.02	
	164632B	2.71	2.13	11.24	3.71	7.90	
	164632C	2.83	1.92	10.13	5.48	10.52	
	164632D	14.47	12.65	66.75	4.76	60.21	
			18.95	100		81.65	4.31
SS27	164633A	2.99	2.61	13.08	2.23	5.82	
	164633B	6.77	5.34	26.77	4.18	22.32	
	164633C	4.98	3.87	19.40	5.53	21.40

Site No.	Sample No.*	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au	Dry Kg x g/t	Ave g/t Au
	164633D	11.66	8.13	40.75	5.95	48.37	
			19.95	100		97.92	4.91
SS28	164635A	11.57	10.24	55.17	1.94	19.87	
	164635B	5.18	4.28	23.06	3.81	16.31	
	164635C	1.64	1.25	6.73	5.82	7.28	
	164635D	5.07	2.79	15.03	5.15	14.37	
			18.56	100		57.82	3.12
SS29	164636A	2.2	0.17	1.21	1.63	0.28	
	164636B	1.76	1.31	9.31	3.54	4.64	
	164636C	2.79	1.99	14.14	6.80	13.53	
	164636D	16.49	10.6	75.34	5.18	54.91	
			14.07	100		73.35	5.21
SS30	164637A	6.22	5.58	25.21	1.92	10.71	
	164637B	7.3	5.93	26.80	4.64	27.52	
	164637C	3.43	2.44	11.03	5.88	14.35	
	164637D	10.8	8.18	36.96	6.17	50.47	
			22.13	100		103.05	4.66
SS31	164638A	9.33	7.12	39.87	1.87	13.31	
	164638B	4.2	3.38	18.92	3.60	12.17	
	164638C	2.1	1.49	8.34	4.28	6.38	
	164638D	12.24	5.87	32.87	5.36	31.46	
			17.86	100		63.32	3.55
SS32	164640A	4.81	4.37	26.06	1.58	6.90	
	164640B	4.21	3.24	19.32	3.23	10.47	
	164640C	3.51	2.57	15.32	4.91	12.62	
	164640D	9.49	6.59	39.30	5.38	35.45	
			16.77	100		65.44	3.90
SS33	164641A	1.57	1.42	7.96	1.72	2.44	
	164641B	2.71	2.19	12.28	2.62	5.74	
	164641C	2.08	1.55	8.69	4.63	7.18	
	164641D	20.23	12.67	71.06	4.09	51.82	
			17.83	100		67.18	3.77
SS34	164642A	8.63	7.92	38.75	1.26	9.98	
	164642B	7.63	6.64	32.49	2.89	19.19	
	164642C	4.4	3.03	14.82	5.97	18.09	
	164642D	5.06	2.85	13.94	6.01	17.13	
			20.44	100		64.39	3.15
SS35	164643A	1.31	1.18	6.94	2.22	2.62	
	164643B	4.89	3.92	23.06	3.36	13.17	
	164643C	4.83	3.42	20.12	4.67	15.97	
	164643D	14.41	8.48	49.88	3.37	28.58	
			17	100		60.34	3.55
SS36	164644A	7.41	7.62	36.53	0.73	5.56	
	164644B	7.33	5.77	27.66	3.18	18.35	
	164644C	2.2	1.58	7.57	4.69	7.41	
	164644D	14.5	5.89	28.24	3.78	22.26	
			20.86	100		53.59	2.57
SS37	164646A	9.89	9.03	37.77	1.13	10.20	
	164646B	5.77	4.64	19.41	2.67	12.39	
	164646C	2.64	1.87	7.82	3.86	7.22	
	164646D	13.6	8.37	35.01	4.67	39.09	
			23.91	100		68.90	2.88
SS38	164647A	5.45	4.86	22.85	1.05	5.10	
	164647B	4.83	3.77	17.72	2.61	9.84	
	164647C	6.71	4.94	23.23	5.16	25.49	
	164647D	12.48	7.7	36.20	5.76	44.35	
			21.27	100		84.79	3.99
SS39	164648A	7.7	6.95	47.90	0.85	5.91	
	164648B	3.8	2.97	20.47	2.46	7.31	
	164648C	1.63	1.12	7.72	4.54	5.08	
	164648D	4.77	3.47	23.91	5.84	20.26	
			14.51	100		38.56	2.66
SS40	164649A	8.11	7.4	40.59	0.56	4.14	
	164649B	3.46	2.75	15.09	2.97	8.17	
	164649C	2.09	1.5	8.23	4.03	6.05	
	164649D	12.36	6.58	36.09	4.16	27.37	
			18.23	100		45.73	2.51
SS41	164650A	7.16	6.52	32.65	0.89	5.80

Site No.	Sample No.*	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au	Dry Kg x g/t	Ave g/t Au
	164650B	4.11	3.32	16.62	2.61	8.67	
	164650C	2.51	1.77	8.86	4.17	7.38	
	164650D	14.56	8.36	41.86	4.53	37.87	
			19.97	100		59.72	2.99
SS42	164651A	4.47	3.95	21.34	0.80	3.16	
	164651B	2.27	1.74	9.40	2.10	3.65	
	164651C	1.66	1.15	6.21	4.73	5.44	
	164651D	18.45	11.67	63.05	5.20	60.68	
			18.51	100		72.94	3.94
SS43	164652A	13.37	12.63	69.24	0.63	7.96	
	164652B	1.34	1.05	5.76	2.23	2.34	
	164652C	0.02	0.01	0.05		0.00	
	164652D	7.81	4.55	24.95	3.18	14.47	
			18.24	100		24.77	1.36
SS44	164653A	9.55	8.74	36.80	0.74	6.47	
	164653B	6.91	5.63	23.71	2.38	13.40	
	164653C	4.03	2.69	11.33	4.09	11.00	
	164653D	9.45	6.69	28.17	4.50	30.11	
			23.75	100		60.97	2.57

A = +5.60 mm Fraction
B = +2.00 mm Fraction
C = +1.00 mm Fraction
D = -1.00 mm Fraction

2. GOLD CONTENTS AND WEIGHT PERCENTAGES FOR THE SEDIMENT SIZE FRACTIONS

Size Fraction	Sample No.	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au
+5.60 mm	164601A	7.98	7.74	41.82	3.67
	164602A	2.35	2.28	15.03	2.47
	164603A	4.94	4.47	28.84	4.40
	164604A	6.28	5.55	38.84	3.24
	164605A	8.52	7.53	39.02	3.43
	164606A	9.31	8.44	43.08	3.22
	164607A	11.47	10.14	42.16	3.32
	164608A	11.77	10.47	48.47	3.32
	164609A	8.27	7.62	39.63	3.05
	164610A	7.21	6.59	40.50	2.50
	164612A	9.23	8.31	45.68	3.02
	164614A	14.95	13.42	44.61	3.05
	164615A	14.85	13.59	56.02	4.05
	164617A	8.9	7.92	62.81	3.75
	164618A	14.94	13.38	61.40	3.96
	164620A	10.4	9.22	53.82	2.83
	164621A	12.68	11.22	50.79	2.74
	164622A	3.32	2.86	16.16	3.50
	164624A	2.02	1.84	10.16	4.16
	164625A	10.23	9.2	38.74	3.27
	164626A	3.07	2.73	13.66	1.99
	164627A	0.67	0.61	3.67	2.30
	164628A	0.52	0.48	6.45	1.75
	164630A	5.88	5.2	30.93	0.30
	164631A	3.04	2.55	18.97	0.37
	164632A	2.56	2.25	11.87	1.34
	164633A	2.99	2.61	13.08	2.23
	164635A	11.57	10.24	55.17	1.94
	164636A	2.2	0.17	1.21	1.63
	164637A	6.22	5.58	25.21	1.92
	164638A	9.33	7.12	39.87	1.87
	164640A	4.81	4.37	26.06	1.58
	164641A	1.57	1.42	7.96	1.72
	164642A	8.63	7.92	38.75	1.26
	164643A	1.31	1.18	6.94	2.22
	164644A	7.41	7.62	36.53	0.73
	164646A	9.89	9.03	37.77	1.13
	164647A	5.45	4.86	22.85	1.05
	164648A	7.7	6.95	47.90	0.85
	164649A	8.11	7.4	40.59	0.56
	164650A	7.16	6.52	32.65	0.89
	164651A	4.47	3.95	21.34	0.80
	164652A	13.37	12.63	69.24	0.63
	164653A	9.55	8.74	36.80	0.74
			Averages:	**33.25**	**2.24**
+2.00 mm	164601B	4.64	3.99	21.56	4.99
	164602B	1.06	1.03	6.79	5.13
	164603B	2.56	2.36	15.23	5.98
	164604B	4.12	3.5	24.49	5.56
	164605B	3.51	3.07	15.91	5.24
	164606B	3.91	3.35	17.10	63.40
	164607B	4.58	3.84	15.97	4.82
	164608B	5.44	4.79	22.18	5.08
	164609B	4	3.38	17.58	5.23
	164610B	5.54	4.54	27.90	4.84
	164612B	4.82	3.96	21.77	4.92
	164614B	7.36	6.04	20.08	4.40

Size Fraction	Sample No.	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au
	164615B	5.36	4.48	18.47	4.94
	164617B	2.3	1.9	15.07	3.67
	164618B	4.67	3.68	16.89	4.99
	164620B	4.59	3.77	22.01	5.22
	164621B	5.97	4.96	22.45	5.05
	164622B	5.12	4.12	23.28	4.52
	164624B	4.13	3.33	18.39	0.01
	164625B	7.21	5.86	24.67	4.51
	164626B	5	4.24	21.21	4.55
	164627B	1.41	1.07	6.44	4.09
	164628B	1.51	1.2	16.13	4.08
	164630B	3.82	2.94	17.49	3.73
	164631B	3.47	2.45	18.23	1.00
	164632B	2.71	2.13	11.24	3.71
	164633B	6.77	5.34	26.77	4.18
	164635B	5.18	4.28	23.06	3.81
	164636B	1.76	1.31	9.31	3.54
	164637B	7.3	5.93	26.80	4.64
	164638B	4.2	3.38	18.92	3.60
	164640B	4.21	3.24	19.32	3.23
	164641B	2.71	2.19	12.28	2.62
	164642B	7.63	6.64	32.49	2.89
	164643B	4.89	3.92	23.06	3.36
	164644B	7.33	5.77	27.66	3.18
	164646B	5.77	4.64	19.41	2.67
	164647B	4.83	3.77	17.72	2.61
	164648B	3.8	2.97	20.47	2.46
	164649B	3.46	2.75	15.09	2.97
	164650B	4.11	3.32	16.62	2.61
	164651B	2.27	1.74	9.40	2.10
	164652B	1.34	1.05	5.76	2.23
	164653B	6.91	5.63	23.71	2.38
			Averages:	**18.78**	**5.20**
+1.00 mm	164601C	2.89	2.32	12.53	5.58
	164602C	0.51	0.49	3.23	7.68
	164603C	1.27	1.17	7.55	7.75
	164604C	1.62	1.37	9.59	8.17
	164605C	1.65	1.49	7.72	7.37
	164606C	2.73	2.21	11.28	6.96
	164607C	1.67	1.32	5.49	8.75
	164608C	2.84	2.2	10.19	6.50
	164609C	1.43	1.16	6.03	6.01
	164610C	3.03	2.3	14.14	7.61
	164612C	2.37	1.84	10.12	8.35
	164614C	3.82	2.33	7.75	8.55
	164615C	2.49	1.94	8.00	8.93
	164617C	0.57	0.47	3.73	5.72
	164618C	2.27	1.74	7.99	6.84
	164620C	2	1.58	9.22	6.25
	164621C	2.32	1.82	8.24	6.01
	164622C	1.86	1.56	8.81	6.49
	164624C	3.08	2.23	12.31	6.42
	164625C	3.67	2.59	10.91	7.27
	164626C	4.69	3.48	17.41	6.85
	164627C	1.35	0.94	5.66	6.06
	164628C	1.58	1.25	16.80	5.52
	164630C	2.2	1.65	9.82	0.90
	164631C	2.06	1.38	10.27	1.35
	164632C	2.83	1.92	10.13	5.48
	164633C	4.98	3.87	19.40	5.53

Size Fraction	Sample No.	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au
	164635C	1.64	1.25	6.73	5.82
	164636C	2.79	1.99	14.14	6.80
	164637C	3.43	2.44	11.03	5.88
	164638C	2.1	1.49	8.34	4.28
	164640C	3.51	2.57	15.32	4.91
	164641C	2.08	1.55	8.69	4.63
	164642C	4.4	3.03	14.82	5.97
	164643C	4.83	3.42	20.12	4.67
	164644C	2.2	1.58	7.57	4.69
	164646C	2.64	1.87	7.82	3.86
	164647C	6.71	4.94	23.23	5.16
	164648C	1.63	1.12	7.72	4.54
	164649C	2.09	1.5	8.23	4.03
	164650C	2.51	1.77	8.86	4.17
	164651C	1.66	1.15	6.21	4.73
	164652C	0.02	0.01	0.05	
	164653C	4.03	2.69	11.33	4.09
			Averages:	**10.10**	**5.89**
-1.00 mm	164601D	9.93	4.46	24.10	4.53
	164602D	30.04	11.37	74.95	4.74
	164603D	13.76	7.5	48.39	3.79
	164604D	5.28	3.87	27.08	5.82
	164605D	12.31	7.21	37.36	4.23
	164606D	9.45	5.59	28.53	3.60
	164607D	14.61	8.75	36.38	5.90
	164608D	6.54	4.14	19.17	5.95
	164609D	13.97	7.07	36.77	2.31
	164610D	4.01	2.84	17.46	7.23
	164612D	7.41	4.08	22.43	5.44
	164614D	7.46	8.29	27.56	5.06
	164615D	6.48	4.25	17.52	7.59
	164617D	4.13	2.32	18.40	5.55
	164618D	4.61	2.99	13.72	6.81
	164620D	4.8	2.56	14.94	7.11
	164621D	10.76	4.09	18.52	5.01
	164622D	22.09	9.16	51.75	6.68
	164624D	16.59	10.71	59.14	3.84
	164625D	13.78	6.1	25.68	7.08
	164626D	18.34	9.54	47.72	5.84
	164627D	23.25	14	84.24	4.85
	164628D	6.24	4.51	60.62	5.08
	164630D	12.26	7.02	41.76	2.89
	164631D	11.17	7.06	52.53	2.37
	164632D	14.47	12.65	66.75	4.76
	164633D	11.66	8.13	40.75	5.95
	164635D	5.07	2.79	15.03	5.15
	164636D	16.49	10.6	75.34	5.18
	164637D	10.8	8.18	36.96	6.17
	164638D	12.24	5.87	32.87	5.36
	164640D	9.49	6.59	39.30	5.38
	164641D	20.23	12.67	71.06	4.09
	164642D	5.06	2.85	13.94	6.01
	164643D	14.41	8.48	49.88	3.37
	164644D	14.5	5.89	28.24	3.78
	164646D	13.6	8.37	35.01	4.67
	164647D	12.48	7.7	36.20	5.76
	164648D	4.77	3.47	23.91	5.84
	164649D	12.35	6.58	36.09	4.16
	164650D	14.56	8.36	41.86	4.53
	164651D	18.45	11.67	63.05	5.20

Size Fraction	Sample No.	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au
	164652D	7.81	4.55	24.95	3.18
	164653D	9.45	6.69	28.17	4.50
			Averages:	**37.87**	**5.05**

3. AVERAGE GOLD CONTENTS AND SEDIMENT SIZE DISTRIBUTION FOR INDIVIDUAL SAMPLING LINES

		+5.60 mm Fraction			+2.00 mm Fraction			+1.00 mm Fraction			-1.00 mm Fraction			Composite
Site No.	Line No.	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	g/t Au
SS1	1	164601A	41.82	3.67	164601B	21.56	4.99	164601C	12.53	5.58	164601D	24.10	4.53	4.40
SS2		164602A	15.03	2.47	164602B	6.79	5.13	164602C	3.23	7.68	164602D	74.95	4.74	4.52
SS3		164603A	28.84	4.40	164603B	15.23	5.98	164603C	7.55	7.75	164603D	48.39	3.79	4.60
SS4		164604A	38.84	3.24	164604B	24.49	5.56	164604C	9.59	8.17	164604D	27.08	5.82	4.98
			31.13	**3.45**		**17.02**	**5.42**		**8.22**	**7.30**		**43.63**	**4.72**	**4.62**
SS5	2	164605A	39.02	3.43	164605B	15.91	5.24	164605C	7.72	7.37	164605D	37.36	4.23	4.32
			39.02	**3.43**		**15.91**	**5.24**		**7.72**	**7.37**		**37.36**	**4.23**	**4.32**
SS6	3	164606A	43.08	3.22	164606B	17.10	63.40	164606C	11.28	6.96	164606D	28.53	3.60	14.04
			43.08	**3.22**		**17.10**	**63.40**		**11.28**	**6.96**		**28.53**	**3.60**	**14.04**
SS7	4	164607A	42.16	3.32	164607B	15.97	4.82	164607C	5.49	8.75	164607D	36.38	5.90	4.80
SS8		164608A	48.47	3.32	164608B	22.18	5.08	164608C	10.19	6.50	164608D	19.17	5.95	4.54
			45.32	**3.32**		**19.07**	**4.95**		**7.84**	**7.63**		**27.77**	**5.93**	**4.67**
SS9	5	164609A	39.63	3.05	164609B	17.58	5.23	164609C	6.03	6.01	164609D	36.77	2.31	3.34
SS10		164610A	40.50	2.50	164610B	27.90	4.84	164610C	14.14	7.61	164610D	17.46	7.23	4.70
SS11		164612A	45.68	3.02	164612B	21.77	4.92	164612C	10.12	8.35	164612D	22.43	5.44	4.52
			41.94	**2.86**		**22.42**	**5.00**		**10.09**	**7.32**		**25.55**	**4.99**	**4.19**
SS12	6	164614A	44.61	3.05	164614B	20.08	4.40	164614C	7.75	8.55	164614D	27.56	5.06	4.30
SS13		164615A	56.02	4.05	164615B	18.47	4.94	164615C	8.00	8.93	164615D	17.52	7.59	5.22
SS14		164617A	62.81	3.75	164617B	15.07	3.67	164617C	3.73	5.72	164617D	18.40	5.55	4.14
SS15		164618A	61.40	3.96	164618B	16.89	4.99	164618C	7.99	6.84	164618D	13.72	6.81	4.76
SS16		164620A	53.82	2.83	164620B	22.01	5.22	164620C	9.22	6.25	164620D	14.94	7.11	4.31
			55.73	**3.53**		**18.50**	**4.64**		**7.34**	**7.26**		**18.43**	**6.42**	**4.55**
SS17	7	164621A	50.79	2.74	164621B	22.45	5.05	164621C	8.24	6.01	164621D	18.52	5.01	3.95
SS18		164622A	16.16	3.50	164622B	23.28	4.52	164622C	8.81	6.49	164622D	51.75	6.68	5.65
SS19		164624A	10.16	4.16	164624B	18.39	0.01	164624C	12.31	6.42	164624D	59.14	3.84	3.49
SS20		164625A	38.74	3.27	164625B	24.67	4.51	164625C	10.91	7.27	164625D	25.68	7.08	4.99
SS21		164626A	13.66	1.99	164626B	21.21	4.55	164626C	17.41	6.85	164626D	47.72	5.84	5.22
			25.90	**3.13**		**22.00**	**3.73**		**11.54**	**6.61**		**40.56**	**5.69**	**4.66**
SS22	8	164627A	3.67	2.30	164627B	6.44	4.09	164627C	5.66	6.06	164627D	84.24	4.85	4.78
SS23		164628A	6.45	1.75	164628B	16.13	4.08	164628C	16.80	5.52	164628D	60.62	5.08	4.78
SS24		164630A	30.93	0.30	164630B	17.49	3.73	164630C	9.82	0.90	164630D	41.76	2.89	2.04
SS25		164631A	18.97	0.37	164631B	18.23	1.00	164631C	10.27	1.35	164631D	52.53	2.37	1.64
			15.01	**1.18**		**14.57**	**3.23**		**10.64**	**3.46**		**59.79**	**3.80**	**3.31**
SS26	9	164632A	11.87	1.34	164632B	11.24	3.71	164632C	10.13	5.48	164632D	66.75	4.76	4.31
SS27		164633A	13.08	2.23	164633B	26.77	4.18	164633C	19.40	5.53	164633D	40.75	5.95	4.91
			12.48	**1.79**		**19.00**	**3.95**		**14.77**	**5.51**		**53.75**	**5.36**	**4.61**
SS28	10	164635A	55.17	1.94	164635B	23.06	3.81	164635C	6.73	5.82	164635D	15.03	5.15	3.12
SS29		164636A	1.21	1.63	164636B	9.31	3.54	164636C	14.14	6.80	164636D	75.34	5.18	5.21
SS30		164637A	25.21	1.92	164637B	26.80	4.64	164637C	11.03	5.88	164637D	36.96	6.17	4.66
SS31		164638A	39.87	1.87	164638B	18.92	3.60	164638C	8.34	4.28	164638D	32.87	5.36	3.55
			30.37	**1.84**		**19.52**	**3.90**		**10.06**	**5.70**		**40.05**	**5.47**	**4.13**
SS32	11	164640A	26.06	1.58	164640B	19.32	3.23	164640C	15.32	4.91	164640D	39.30	5.38	3.90
SS33		164641A	7.96	1.72	164641B	12.28	2.62	164641C	8.69	4.63	164641D	71.06	4.09	3.77
			17.01	**1.65**		**15.80**	**2.93**		**12.01**	**4.77**		**55.18**	**4.74**	**3.84**
SS34	12	164642A	38.75	1.26	164642B	32.49	2.89	164642C	14.82	5.97	164642D	13.94	6.01	3.15
SS35		164643A	6.94	2.22	164643B	23.06	3.36	164643C	20.12	4.67	164643D	49.88	3.37	3.55
			22.84	**1.74**		**27.77**	**3.13**		**17.47**	**5.32**		**31.91**	**4.69**	**3.35**

+5.60 mm Fraction			+2.00 mm Fraction			+1.00 mm Fraction			-1.00 mm Fraction			Composite
Site No.	Line No.	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	g/t Au
SS36	13	164644A	36.53	0.73	164644B	27.66	3.18	164644C	7.57	4.69	164644D	28.24	3.78	2.57
SS37		164646A	37.77	1.13	164646B	19.41	2.67	164646C	7.82	3.86	164646D	35.01	4.67	2.88
			37.15	**0.93**		**23.53**	**2.93**		**7.70**	**4.28**		**31.62**	**4.23**	**2.73**
SS38	14	164647A	22.85	1.05	164647B	17.72	2.61	164647C	23.23	5.16	164647D	36.20	5.76	3.99
			22.85	**1.05**		**17.72**	**2.61**		**23.23**	**5.16**		**36.20**	**5.76**	**3.99**
SS39	15	164648A	47.90	0.85	164648B	20.47	2.46	164648C	7.72	4.54	164648D	23.91	5.84	2.66
SS40		164649A	40.59	0.56	164649B	15.09	2.97	164649C	8.23	4.03	164649D	36.09	4.16	2.51
			44.25	**0.71**		**17.78**	**2.72**		**7.97**	**4.29**		**30.00**	**5.00**	**2.58**
SS41	16	164650A	32.65	0.89	164650B	16.62	2.61	164650C	8.86	4.17	164650D	41.86	4.53	2.99
SS42		164651A	21.34	0.80	164651B	9.40	2.10	164651C	6.21	4.73	164651D	63.05	5.20	3.94
SS43		164652A	69.24	0.63	164652B	5.76	2.23	164652C	0.05		164652D	24.95	3.18	1.36
			41.08	**0.77**		**10.59**	**2.31**		**5.04**	**4.45**		**43.28**	**4.30**	**2.76**
SS44	17	164653A	36.80	0.74	164653B	23.71	2.38	164653C	11.33	4.09	164653D	28.17	4.50	2.57
			36.80	**0.74**		**23.71**	**2.38**		**11.33**	**4.09**		**28.17**	**4.50**	**2.57**

BH No.	From	To	Length (m)	True Width (m)	Grade (g/t Au)	Core Recovery (%)
TDD218	0	49	49	38.21	1.11	34.65
	52.26	56.44	4.18	3.26	0.77	71.77
	61	62	1	0.78	0.53	100
	65.19	67.37	2.18	1.7	0.73	91.74
	71	74	3	2.34	0.67	100
	77.75	80.18	2.43	1.89	4.66	100
	93	96	3	2.34	3.8	100
	99	104	5	3.9	0.6	93.8
	109	110	1	0.78	0.56	100
	123	126	3	2.34	0.61	100
	129	130	1	0.78	0.51	100
	141	143	2	1.56	0.65	100
	146	147	1	0.78	0.52	100
	155	162	7	5.46	0.79	100
	165	210.75	45.75	35.67	1.52	100
	216.75	244.8	28.05	21.87	2.46	97.15
TDD219	0	8	8	6.24	0.72	45.13
	25	41	16	12.48	4.16	89.19
	48.57	50	1.43	1.11	0.84	60.14
	52.9	61	8.1	6.32	0.96	38.02
	66.1	134	67.9	52.94	1.31	96.05
	137	148	11	8.58	2.79	72.09
	152	181	29	22.61	1.81	98.66
	190	195	5	3.9	0.58	97.8
	197	203	6	4.68	1.49	100
	212	220	8	6.24	0.51	100
	231	242.00*	11.00*	#VALUE!	5.71	96.82
	244	248	4	3.12	0.9	100
TDD220	69	70.66	1.66	1.29	0.65	100
	76.58	79.6	3.02	2.35	1.75	96.03

85	130	45	35.09	4.26	80.13
	140	160.4	20.4	15.91	1.07	94.41
	164.4	213	48.6	37.89	1.84	94.94
	242	268	26	20.27	2.17	99.73
	274	281.77	7.77	6.06	1.87	100
	287.77	288.77	1	0.78	0.92	100
	296.77	297.2	0.43	0.34	0.57	100
	300	334	34	26.51	1.29	98.88
	356	365	9	7.02	0.91	73.78
	368	374	6	4.68	0.57	70.83
	379	380	1	0.78	5.66	100
	440	441	1	0.78	0.62	100
	444	448	4	3.12	0.62	100
TDD221	76	77	1	0.78	1.46	100
	91	98	7	5.46	0.55	95
	110	259	149	116.18	1.71	93.62
	266	326	60	46.78	3.5	97.47
TDD222	5	15	10	7.8	2.66	79.1
	22	42.14	20.14	15.7	1.42	77.11
	49	54.6	5.6	4.37	1.66	100
	57	71	14	10.92	1.28	97.29
	90	108	18	14.03	1.07	88.5
	116.8	118.3	1.5	1.17	0.7	90
	142	159.62	17.62	13.74	1.64	94.06
	163	164	1	0.78	1.06	86
	167	177	10	7.8	1.23	75.2
TDD223	3.25	4	0.75	0.58	0.61	100
	61	82.59	21.59	16.83	1.24	98.52
	90.59	97.27	6.68	5.21	2	97.01
	100	104	4	3.12	0.55	85

108	110.8	2.8	2.18	1.35	88.21
	126	127	1	0.78	0.72	100
	146	147	1	0.78	7.83	100
	180	182	2	1.56	1.58	92
TDD224	10	12	2	1.56	0.69	100
	17	18	1	0.78	0.63	100
	31	37	6	4.68	1.92	96.83
	41	47	6	4.68	0.5	90.5
	52	99	47	36.65	1.13	82.94
	104	107	3	2.34	0.85	98
	111	153	42	32.75	1.27	93.67
	159	172	13	10.14	1.26	98.08
	176	177	1	0.78	0.64	85
TDD225	76	78	2	1.56	0.86	91.5
	88	280	192	149.7	2.02	86.98
	284	300	16	12.48	0.89	98.06
	309	337.5	28.5	22.22	0.67	96.81
TDD226	0	15	15	11.7	1.56	89.8
	23.2	101	77.8	60.66	2.17	96.13
	118	136	18	14.03	1.08	100
	145	146	1	0.78	1.78	100
	151	172	21	16.37	1.3	97.38
	175	179	4	3.12	1	100
	184	190	6	4.68	2.33	100
	201	205	4	3.12	6.9	100
	213	214	1	0.78	1.64	100
	217	224	7	5.46	1.45	95.43
	227	232	5	3.9	1.78	100

235	300.7	65.7	51.23	2.9	93.81
TDD227	7	8	1	0.78	0.53	100
	21.4	22.3	0.9	0.7	0.97	90
	29	36	7	5.46	1.1	98
	43	45	2	1.56	1.38	78.5
	53	64	11	8.58	1.13	96.64
	67	69	2	1.56	1.29	100
	76	144	68	53.02	3.77	98.63
	148	155	7	5.46	1.53	99.71
	160	166	6	4.68	0.56	100
	171	178	7	5.46	0.48	100
	180	181	1	0.78	0.82	100
	186	189.42	3.42	2.67	3.72	93.86
	197	201	4	3.12	1.47	100
	204	205	1	0.78	0.87	90
	217	222	5	3.9	1.3	100
	225	231	6	4.68	1.9	100
	235	239.77	4.77	3.72	1.43	100
	258.77	261	2.23	1.74	0.71	100
	264	288	24	18.71	1.12	99.33
	303	304	1	0.78	1.29	100
TDD228	43.77	52	8.23	6.42	1.62	63.06
TDD229	15	21	6	4.68	2.26	95
	33	34	1	0.78	0.52	100
	47.15	59	11.85	9.24	1.63	96.62
	62	70	8	6.24	0.93	99

73	85	12	9.36	2.45	100
	97	100	3	2.34	2.25	100
	107	109	2	1.56	0.89	100
	112	120	8	6.24	0.62	98.4
	139	147	8	6.24	3.68	95.88
	155	160	5	3.9	3.13	97.5
	162	165	3	2.34	0.8	100
	171	174	3	2.34	0.61	100
	200	201	1	0.78	0.81	100
	203	204	1	0.78	1.07	100
	207	211	4	3.12	2.18	100
	215	216	1	0.78	2.46	100
	220	232	12	9.36	0.67	100
	237	280	43	33.53	2.42	99.53
	284	289	5	3.9	1.38	100
	294	341.63	47.63	37.14	2.35	98.59
	344.35	363.9	19.55	15.24	1.28	100
	391	398	7	5.46	1	100
	406	410	4	3.12	0.65	100
	413	423	10	7.8	1.55	95.2
	426	444.19	18.19	14.18	0.73	76.36
	449	467	18	14.03	1.54	100
	472	486	14	10.92	1.49	99.5
TDD230	8	9	1	0.78	0.55	100
	11	14.45	3.45	2.69	2.87	86.96

20	25	5	3.9	0.69	94.2
	26.35	28	1.65	1.29	3.8	100
	39	66.6	27.6	21.52	2.32	98.37
	77	80	3	2.34	12.02	100
	87	88	1	0.78	8.81	100
	91	92	1	0.78	0.93	100
	93.45	94	0.55	0.43	0.64	100
	123	124	1	0.78	0.59	100
	127	128.56	1.56	1.22	0.87	96.79
	131	139	8	6.24	1.71	100
	144	168	24	18.71	2.35	98.46
	171	179	8	6.24	0.65	97.75
	182	183	1	0.78	1.23	100
	189	206.58	17.58	13.71	2.47	99.83
	212	213	1	0.78	0.75	100
	217	218	1	0.78	0.61	94
	229	230	1	0.78	0.65	100
	232	233	1	0.78	0.51	100
	238	247.95	9.95	7.76	1.29	97.99
	259	268	9	7.02	3.88	100
	273.2	280	6.8	5.3	2.18	100
	283	284	1	0.78	4.02	100
	287	314	27	21.05	1.3	99.52
	317	342.85	25.85	20.16	2.53	95.4
	350	365.55	15.55	12.12	1.35	90.23
	397	402	5	3.9	3.6	100
	519	520	1	0.78	3.93	100
TDD231	16	17	1	0.78	0.72	43
	26.4	31.77	5.37	4.19	1.12	48.04
	59	60	1	0.78	0.62	100
	63.46	64	0.54	0.42	0.76	100
	66	67	1	0.78	1.08	71
	90	96	6	4.68	1.49	93.67
	100	103	3	2.34	0.81	94.67
	107	113	6	4.68	0.78	92.33
TDD232	28	35	7	5.46	1.64	70.14
	68.7	70.6	1.9	1.48	4.5	100
	73.4	76	2.6	2.03	2.45	100
	119.7	132	12.3	9.59	1.55	89.84
TDD233	162	180	18	14.03	1.77	99.44
	191	193.71	2.71	2.11	1.48	100
TDD234	42	46	4	3.12	0.81	96.75
	131.4	166	34.6	26.98	3.19	98.15

TDD235	70	103	33	25.73	2.76	83.42
	106	110	4	3.12	1.61	91.5
	115	121.4	6.4	4.99	4.94	94.22
TDD236	23	25	2	1.56	1.08	100
	33	37	4	3.12	0.63	100
	41	44	3	2.34	0.51	100
	68	69	1	0.78	5.9	100
	93	141.71	48.71	37.98	2.53	97.5
TDD237	32	32.78	0.78	0.61	2.62	100
	70	81	11	8.58	4.4	81.64
	87	98	11	8.58	2.87	73.64
	102	103.42	1.42	1.11	1.18	70.42
	108	111.59	3.59	2.8	1.53	100
TDD238	47	50	3	2.34	0.74	100
	56	59	3	2.34	1.97	41.67
	64	66	2	1.56	3.24	50
	99.74	124	24.26	18.92	1.76	91.63
	138	139	1	0.78	2.25	89
	171	172	1	0.78	3.65	100
TDD239	22	23	1	0.78	0.96	100
	26	28	2	1.56	0.6	100
	33.22	37.55	4.33	3.38	6.36	98.85
	53.59	56	2.41	1.88	0.84	100
	130	132	2	1.56	1.05	100
	135	136	1	0.78	0.59	100
	144	145	1	0.78	1.63	100
TDD240	140.5	141	0.5	0.39	4.09	100
	154	155	1	0.78	4.15	100
	163	164	1	0.78	0.51	100

166.25	167.04	0.79	0.62	2.38	100
	184	186	2	1.56	1.09	100
	190.15	195	4.85	3.78	1.46	100
	201	219	18	14.03	1.63	100
TDD241	9	10	1	0.78	1.81	100
	32	33	1	0.78	0.51	100
	70	71	1	0.78	1.18	98
	89	93.85	4.85	3.78	24.72	75.05
	96	97	1	0.78	5.18	100
	116	119.5	3.5	2.73	1.38	75.43
TDD242	103	105	2	1.56	1.95	100
	108	120	12	9.36	2.83	77.33
	127	131.55	4.55	3.55	0.59	94.51
	156	157.4	1.4	1.09	10.86	100
TDD243	10	12	2	1.56	0.69	81.5
	15.84	18	2.16	1.68	1.31	78.24
	31	33	2	1.56	0.74	100
	49	50	1	0.78	0.5	97
	63	64	1	0.78	0.53	100
	80.32	87	6.68	5.21	0.58	98.95
	96	98	2	1.56	0.77	100
	111.6	117	5.4	4.21	1.07	98.52
TDD244	12.3	15	2.7	2.11	1.21	80.74
	127	134.7	7.7	6	1.85	97.53
	137.7	190	52.3	40.78	1.18	99.02
	195	196	1	0.78	0.68	85
	199	200	1	0.78	0.62	100

203	233.54	30.54	23.81	1.5	99.5
	237.3	250.78	13.48	10.51	1.78	99.63
	255.78	257.78	2	1.56	1.77	100
	260.78	263.78	3	2.34	0.71	100
	267.6	276	8.4	6.55	2.5	99.64
	279.64	280.64	1	0.78	0.68	100
	283.64	286	2.36	1.84	0.62	41.95
	290	321	31	24.17	1.18	93.96
	325	339	14	10.92	1	100
	343	345	2	1.56	1.77	100
	348	351	3	2.34	0.71	96.67
	355	364	9	7.02	2.01	98.67
	367	369	2	1.56	4.82	97
	372	376	4	3.12	0.5	100
	379	382	3	2.34	1.16	97
	385.55	386.1	0.55	0.43	0.74	100
	391	396	5	3.9	0.76	100
	398	402.57	4.57	3.56	2.3	87.09
	414	443	29	22.61	1.03	97.72
	446	454.65	8.65	6.74	0.93	100
	457.93	464	6.07	4.73	3.35	98.35
	507	508	1	0.78	1.3	100
	511	516	5	3.9	0.81	99.6
	520	521	1	0.78	0.64	83

TDD245	25	26	1	0.78	1.32	83
	35.87	37.87	2	1.56	15.93	100
	49	49.4	0.4	0.31	6.47	100
TDD246	33.3	36	2.7	2.11	0.41	100
	56	57	1	0.78	0.77	100
	63	64	1	0.78	1.74	80
TDD247	9.3	13	3.7	2.88	0.76	82.16
	17.88	19	1.12	0.87	1.99	100
	26	29	3	2.34	1.69	66.33
	31.52	32.77	1.25	0.97	0.54	75
	43	50	7	5.46	4.56	53.71
	53	54	1	0.78	1.35	74
	72.6	86	13.4	10.45	2.47	78.73
	91.14	97.63	6.49	5.06	0.59	90.91
	106.73	119	12.27	9.57	4.22	92.09
NEW DRILLHOLE DATA – NO RECOVERY OR WIDTHS						
TDD248	134.9	138		3.1	10.36	
TDD249	34.17	45.25		11.08	2.89	
	81.43	87		5.57	1	
	91	94.44		3.44	0.84	
	97	101		4	3.37	
	119.54	127.54		8	1.46	
	133.92	136.92		3	0.57	
	138.92	141.97		3.05	1.14	
	147.97	150.97		3	0.63	
	152.97	172		19.03	2	
	209	210.87		1.87	0.87	
	305.7	308		2.3	2.94	
TDD250	89	90		1	2.52	
TDD251	89.8	91		1.2	0.65	
	137.25	142.11		4.86	1.06	
	186.5	192		5.5	2.34	
	195	196		1	2.42	
	210	216		6	2.07	
TDD252	13	14		1	8.05	
	18	19		1	3.54

55.68	56.68		1	2.13	
	96	107		11	0.6	
	127.77	130.77		3	0.87	
	217.64	222		4.36	1.42	
TDD253	9.5	50		40.5	1.3	
	97	98		1	2.53	
	185	186		1	1.99	
TDD254	155	178		23	9.03	
TDD255	0	69.86		69.86	2.75	
	77.3	79.86		2.56	2.4	
	91.5	92.5		1	1.99	
	100.43	101.43		1	1.49	
	113.43	116		2.57	1.51	
	119	122		3	1.8	
	125	131		6	2.05	
	135	137.6		2.6	1.61	
	155.5	160.5		5	0.82	
	168.42	169.42		1	1.11	
	172	173		1	1.46	
	175	180		5	1.17	
	185	187		2	2.06	
	189	193		4	0.66	
	202	205		3	0.72	
	214	215		1	1.22	
TDD256	0	31.3		31.3	2.71	
	35.3	52		16.7	1.77	
	56.55	72		15.45	0.94	
	76.1	100		23.9	1.28	
	118.6	123.23		4.63	0.75	
	181.5	182.5		1	2.01	
TDD257	0	2		2	1.14	
	7	9		2	2.04	
	15	18		3	0.83	
	46	49		3	0.57	
	58	65.17		7.17	0.55	
	176	177		1	1.76	
	206.4	208.42		2.02	2.43	
	219.15	222.69		3.54	1.08	
	237	238		1	1.04	
	241	242.5		1.5	0.61	
TDD258	0	2		2	0.91	
	66	74		8	1.82	
	78	81		3	1.21	
	94	108		14	0.76	
	114	120		6	1.13	
	125.7	132		6.3	0.69	
	149	157		8	1.6	
TDD259	23	56.92		33.92	2.06

60	64		4	2.93	
	67	69		2	2.15	
TDD260	27	31		4	0.58	
	34	36		2	4.4	
	71	80		9	0.56	
	88	96		8	0.99	
	113	114		1	3.51	
	122	123		1	1.86	
	139	140		1	1.13	
	190.8	198.4		7.6	1.16	
	204	209		5	2.06	
	215	257		42	2.03	
	267	286		19	0.85	
	290	294.76		4.76	1.01	
	319	320		1	5.8	
	357	361		4	0.99	
	373	377		4	1.68	
TDD261	5.95	7		1.05	0.87	
	25.63	34		8.37	1.46	
	149	150		1	0.6	
TDD262	0	41		41	2.25	
	44	124		80	2.55	
	133	140		7	1.82	
	146	158		12	1.14	
	173	174		1	1.71	
TDD263	18.1	25		6.9	0.72	
	76	88.45		12.45	0.67	
TDD264	60.42	61.42		1	1.22	
	65	76.57		11.57	0.9	
	80.37	83		2.63	1.41	
	101.7	110		8.3	1.3	
	114	257		143	2.47	
	263	264		1	1.44	
TDD265	33	38		5	1.1	
	52	88		36	1.41	
	129	133		4	0.58	
	137	145		8	0.54	
	148	159		11	3.48	
	182	288		106	2.62	
	336	339		3	0.93	
TDD267			NO SIGNIFICANT INTERSECTIONS			
TDD268	0	66		66	6.75	
	70.43	95		24.57	1.21	
	98	108		10	1.44	
	113	114		1	1	
	117	121		4	1.15	
	125	138.11		13.11	0.89	
TDD269	45.8	47.38		1.58	2.84

70	71		1	1.38	
	91.5	92.68		1.18	0.77	
	101	103		2	1.83	
	107	126		19	2.82	
	142	158		16	1.73	
TDD270	1.7	61		59.3	2.09	
	107.65	113.9		6.25	0.8	
	117	120		3	1.02	
	127.14	132		4.86	0.75	
	142	143.45		1.45	2.27	
	146.42	149		2.58	0.88	
	150.75	153.41		2.66	0.69	
TDD271	18	20.2		2.2	1.4	
	48.35	61.25		12.9	1.78	
	64	66.86		2.86	1.78	
	75.7	77		1.3	0.61	
	92	94		2	0.83	
	105	108.25		3.25	0.95	
	118	119		1	1.16	
	133.62	140		6.38	1.96	
	149.87	154.45		4.58	1.12	
	160	170.92		10.92	2.39	
TDD272	NO SIGNIFICANT INTERSECTION					
TDD273	10.4	23		12.6	1.14	
	28.5	29.85		1.35	1.38	
	39	41.35		2.35	0.94	
	83	84		1	1.18	
TDD274	0	31		31	1.51	
	37	43		6	1.04	
	49	53		4	1.64	
	59.2	87		27.8	4.59	
	91	110		19	0.68	
	115.32	117		1.68	6.42	
	221	223		2	0.9	
	255	258.2		3.2	1.21	
TDD275	0	40		40	1.84	
	43	46		3	2.14	
	52	58		6	0.51	
	67.5	72		4.5	0.69	
	102	103		1	1.06	
	114	115		1	1.21	
	118.45	120		1.55	0.99	
	126.48	128		1.52	0.77	
	144	148		4	0.57	
	151	155		4	1	
	160	168.65		8.65	1.74	
	179.65	230		50.35	2.13

239	266		27	1.4	
	269	271.28		2.28	5.86	
	276	282		6	0.51	
TDD276	108	113.6		5.6	0.72	
TDD277	6	8.33		2.33	0.63	
	37	38		1	1.82	
	47	51		4	1.11	
TDD278	12.94	16		3.06	1.3	
	70	75.2		5.2	3.85	
	80.72	94		13.28	1.3	
	96	115		19	0.62	
	120	126		6	3.81	
	129	131.4		2.4	0.8	
	149	168		19	0.65	
	181	189		8	1.67	
	195	206		11	4.29	
	210	211		1	1.19	
	226	233		7	4.26	
	237	240		3	0.72	
	283.37	288		4.63	1.17	
	294	295		1	1.89	
	298	301		3	1.04	
	306	312		6	1.36	
	315	336		21	0.94	
	339	355		16	1.43	
	362	370.5		8.5	4.27	
	386	395.5		9.5	1.1	
	399	424.29		25.29	1.14	
TDD279	0	3		3	0.76	
	73	75		2	0.8	
TDD280	0	14		14	0.97	
	20	21		1	1.42	
	29	35		6	0.85	
	37.65	40.47		2.82	1.39	
	45.47	48.47		3	2.41	
	70	82		12	2.2	
	87	96		9	1.04	
	109	111		2	0.72	
	143	144.2		1.2	0.64	
	154	158		4	0.64	
	198.64	208.74		10.1	0.72	
	211.74	214.4		2.66	0.64	
TDD281	49.3	50.3		1	12.7	
	75.5	78.75		3.25	0.93	
	82.75	84.7		1.95	3.06	
	87.3	92.5		5.2	2.45	
TDD282	2	42		40	2.68	
	68.8	73		4.2	0.76

78	79.8		1.8	0.61	
	99.85	101		1.15	0.58	
TDD283	32.1	50.6		18.5	1.17	
	62	68		6	1.49	
	76.7	80.5		3.8	4.47	
	86	88.5		2.5	1.26	
TDD284	0	11		11	1.81	
	14	16		2	0.98	
	45	47		2	0.56	
	50	55		5	2.06	
	67	112		45	1.61	
	116	135.45		19.45	2.74	
	169	249		80	2.04	
	254	258		4	3.11	
	265	266		1	3.68	
	279	297		18	0.84	
	302	307		5	1.02	
	310	336.37		26.37	5.22	
	348	358.5		10.5	0.65	
TDD285	46.45	52		5.55	0.67	
	58.2	60		1.8	0.66	
	69.8	73		3.2	0.71	
	113.75	115.7		1.95	0.72	
	117.27	120.12		2.85	0.56	
	128.65	136		7.35	0.68	
TDD286	0	25		25	1.91	
	80	90		10	0.91	
	103	106		3	0.72	
	119	121		2	0.8	
TDD287	11.6	64		52.4	1.26	
	69	76		7	0.61	
	78	85		7	2.91	
	94	97		3	2.16	
	121	141.77		20.77	1.09	
	146	164.47		18.47	2.28	
	168.57	172.96		4.39	0.93	
	177.3	179.95		2.65	1.52	
	192	199		7	1.92	
	201.78	226.14		24.36	3.41	
	233	235.76		2.76	1.15	
	238.55	247.3		8.75	0.76	
	252.15	261.3		9.15	1.03	
	270	272		2	5.51	
	277	279		2	0.71	
	281.69	294.2		12.51	3.16	
	297.2	299.7		2.5	1.37	
	301.87	303.78		1.91	6.18	
	315	317.5		2.5	1.14

321.84	326		4.16	1.89	
	331.71	334.71		3	0.68	
TDD288	16	17.1		1.1	0.56	
	25.57	28		2.43	1.08	
	34	38		4	0.67	
	41.02	50		8.98	1.6	
	62	63		1	2	
	66	68		2	0.74	
	77	84		7	4.55	
	88.14	90.09		1.95	8.91	
	111.54	118		6.46	0.74	
	122	128		6	0.69	
	138	144		6	0.75	
	147.61	153		5.39	1.1	
	156	163		7	0.78	
	183.84	192		8.16	1.27	
	196	203		7	1.34	
	209.4	215		5.6	0.8	
	222	307		85	2.03	
	323.68	334.2		10.52	1.76	
	338.2	345		6.8	2.95	
	357.52	366.92		9.4	0.81	
	370.92	385.84		14.92	1.82	
	405	419		14	1.23	
TDD289	16.5	30		13.5	3.66	
	91	105.6		14.6	2.55	
	115.6	123		7.4	6.26	
TDD290	36.8	75.7		38.9	3.6

Appendix III

QUALITY CONTROL (PRECISION CHARTS)

Appendix III QAQC graphs v2_FEB09 1 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

BLANK MATERIAL

Blank Material Returned assays versus Batch number

SGS BLANKS PERFORMANCE: with Jan 2009 Data
Assay
2 x Detection
Data Cut-Off
Au (ppm)
0.1
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
20060000
20064000
20068000
20072000
20076000
20080000
20084000
Submission Dates

Blank Material Returned assays versus Submission number

SGS BLANKS PERFORMANCE with Jan 2009 Data
Assay
2 x Data Cut-Off
Data Cut-Off
Au (ppm)
0.1
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
1500
Submission Number

Appendix III QAQC graphs v2_FEB09 2 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

SGS BLANKS PERFORMANCE: Post Cut-off
Assay
2 x Detection
Data Cut-Off
Au (ppm)
0.1
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
20081100
20081600
20082100
20082600
20083100
Submission Dates

Appendix III QAQC graphs v2_FEB09 3 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

DUPLICATE SUBMISSIONS

Plot of Absoulte Percentage Difference Versus Perecentile Rank of Duplicate Submissions -
All Samples
AU > 0.2 g/t
Absoulte Percentage Difference
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
0%
20%
40%
60%
80%
100%
Percentile Rank

SGS DUPLICATE PLOT ALL SAMPLES
Orig vs Densa
Series2
Orig vs Densa <25 Au g/t
Linear (Orig vs Densa)
Linear (Orig vs Densa <25 Au g/t)
y = 0.6308x + 0.1903
R² = 0.3659
y = 0.8687x + 0.0943
R² = 0.36
Au_orig
Au_Dup
0
5
10
15
20
25
30
35
40
45
50

Appendix III QAQC graphs v2_FEB09 4 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

SGS DUPLICATE PLOT ALL SAMPLES
Au_orig
Au_Dup
y = 0.8687x + 0.0943
R² = 0.36
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5

SGS DUPLICATE PLOT ALL SAMPLES
Au > 0.5 and Au < 25 g/t
Orig vs Dup Au>0.5<20 g/t
X=y
Linear (Orig vs Dup Au>0.5<20 g/t)
y = 0.8429x + 0.2436
R² = 0.8594
Au_orig
Au_Dup
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0

Appendix III QAQC graphs v2_FEB09 5 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

STANDARD REFERENCE MATERIAL

Comparison of Returned Assays for Rocklabs Standard Reference Material versus batch number

Au (g/t)
Submission
2006
2007
2008

2007
Au (g/t)
Submission

Appendix III QAQC graphs v2_FEB09 6 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

2008
Au (g/t)
Submission
0
1
2
3
4
5
6
7
8
9
20080000
20080050
20080100
20080150
20080200
20080250
20080300
20080350
20080400
20080450
20080500
20080550
20080600
20080650
20080700
20080750
20080800
20080850
20080900
20080950
20081000
20081050
20081100
20081150
20081200
20081250
20081300
20081350
20081400
20081450

SAMPLES INCLUDED IN FEASABILITY STUDY (updated January 2009)
Au (g/t)
Submission
0
2
4
6
8
10
12
14
16
18
20081130
20081230
20081330
20081430
20081530
20081630
20081730
20081830
20081930
20082030
20082130
20082230
20082330
20082430
20082530
20082630
20082730

Appendix III QAQC graphs v2_FEB09 7 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Comparison of Mean Values to Rocklabs Assigned Values

	SK33		SL34		OxH52		OxK48		SH35	
2007	3.98	n=397	5.95	n=293	1.28	n=45	3.53	n=140	1.34	n=7
2008	3.91	n=81	5.66	n=107	1.25	n=9	3.53	n=37	1.28	n=109
2008 ADDITION	-	-	5.87	n=68	-	-	3.50	n=64	-	-
Certified Mean	4.04		5.89		1.29		3.56		1.32	
2 STDEV	3.835		5.613		1.241		3.473		1.235	
2 STDEV	4.247		6.173		1.341		3.641		1.411	
Pop1/Cert Mean	-1.50	%	1.04	%	-0.89	%	-0.65	%	1.28	%
Pop2/Cert Mean	-3.24	%	-3.97	%	-3.00	%	-0.81	%	-3.58	%
Pop3/Cert Mean	#VALUE!	%	4.58	%	#VALUE!	%	0.78	%	#VALUE!	%

	SJ32		SJ39		SN38		OX61		SK43	
2007	2.60	n=135	-	-	-	-	-	-	-	-
2008	2.65	n=142	2.57	n=5	7.92	n=22	15.01	n=19	3.88	n=46
2008 ADDITION	2.63	n=64	2.59	n=259	8.34	n=87	14.87	n=42	3.76	210
Certified Mean	2.65		2.641		8.573		14.92		4.086	
2 STDEV	2.509		2.475		8.257		14.22		3.9	
2 STDEV	2.781		2.807		8.889		15.62		4.472	
Pop1/Cert Mean	-1.52	%	#VALUE!	%	#VALUE!	%	#VALUE!	%	#VALUE!	%
Pop2/Cert Mean	0.22	%	-2.69	%	-7.62	%	0.60	%	-5.04	%
Pop3/Cert Mean	4.82	%	4.65	%	1.01	%	4.57	%	-3.59	%

Summary of Returned Assays for Rocklabs Standard Reference Material per submission

SK33

Quality Control Plot Standard SK-33
Grade Au (g/t)
5
4.5
4
3.5
3
2.5
2
0 20 40 60 80 100 120 140 160 180 200 220 240 260 280 300 320 340 360 380 400 420 440 460 480 500
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev

Appendix III QAQC graphs v2_FEB09
8
TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Quality Control Plot Standard SK-33: 2006 SAMPLES
Validated Reading
Mean
2 Std Dev
2 Std Dev
Grade Au (g/t)
5
4.5
4
3.5
3
2.5
2
20062800
20062850
20062900
20062950
20063000
Submission Dates

Quality Control Plot Standard SK-33: 2007 SAMPLES
Validated Reading
Mean
2 Std Dev
2 Std Dev
Grade Au (g/t)
5
4.5
4
3.5
3
2.5
2
20070000
20070500
20071000
20071500
20072000
20072500
20073000
20073500
Submission Dates

Quality Control Plot Standard SK-33: 2008 SAMPLES
Validated Reading
Mean
2 Std Dev
2 Std Dev
Grade Au (g/t)
5
4.5
4
3.5
3
2.5
2
20080000
20080100
20080200
20080300
20080400
20080500
20080600
Submission dates

Appendix III QAQC graphs v2_FEB09
9
TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

SK43

Quality Control Plot Standard SK-43
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev

Quality Control Plot Standard SK-43: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
DATA CUT-OFF

SL34

Quality Control Plot Standard SL-34
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cutoff

Appendix III QAQC graphs v2_FEB09 10 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Quality Control Plot Standard SL-34: 2007 SAMPLES
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cutoff
20070700
20071200
20071700
20072200
20072700
20073200

Quality Control Plot Standard SL-34: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cutoff
20080000
20080200
20080400
20080600
20080800
20081000
20081200
20081400

SN38

Quality Control Plot Standard SN-38
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cutoff

Appendix III QAQC graphs v2_FEB09 11 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Quality Control Plot Standard SN-38: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cutoff
20080900
20081000
20081100
20081200
20081300
20081400
20081500

OxG60

Quality Control Plot Standard OxG-60
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev

Quality Control Plot Standard OxG-60: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
20080335
20080345
20080355
20080365
20080375
20080385
20080395
20080405

Appendix III QAQC graphs v2_FEB09 12 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

OxH52

Quality Control Plot Standard OxH-52
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev

Quality Control Plot Standard OxH-52: 2006 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev

Quality Control Plot Standard OxH-52: 2007 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev

Appendix III QAQC graphs v2_FEB09 13 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Quality Control Plot Standard OxH-52: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev

OxL40

Quality Control Plot Standard Oxl-40
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev

Quality Control Plot Standard Oxl-40: 2006 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev

Appendix III QAQC graphs v2_FEB09 14 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Quality Control Plot Standard Oxl-40l 2007 samples
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
2.2
2
1.8
1.6
1.4
1.2
1
20070000
20070500
20071000
20071500
20072000
20072500
20073000
20073500

Quality Control Plot Standard Oxl-40: 2008 samples
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
2.2
2
1.8
1.6
1.4
1.2
1
20080200
20080250
20080300
20080350
20080400

OxL54

Quality Control Plot Standard Oxl-54
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev
2.6
2.4
2.2
2
1.8
1.6
1.4
1.2
1
0
5
10
15
20
25

Appendix III QAQC graphs v2_FEB09 15 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Quality Control Plot Standard OxI-54: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev

OxJ64

Quality Control Plot Standard OxJ-64
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev

Quality Control Plot Standard OxJ-64: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev

Appendix III QAQC graphs v2_FEB09 16 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

OxK48

Quality Control Plot Standard OxK-48
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off

Quality Control Plot Standard OxK-48: 2007 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off

Quality Control Plot Standard OxK-48: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off

Appendix III QAQC graphs v2_FEB09
17
TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

OxL63

Quality Control Plot Standard OxL-63
Validated Reading
Mean
2 Std Dev
2 Std Dev
Grade Au (g/t)
Submission

Quality Control Plot Standard OxL-63: 2008 SAMPLES
Validated Reading
Mean
2 Std Dev
2 Std Dev
Grade Au (g/t)
Submission Dates

OxP61

Quality Control Plot Standard OxP-61
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off
Grade Au (g/t)
Submission

Appendix III QAQC graphs v2_FEB09 18 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Quality Control Plot Standard OxP-61: 2008 SAMPLES
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off
Grade Au (g/t)
Submission Dates

SF30

Quality Control Plot Standard SF-30
Validated Reading
Mean
2 Std Dev
2 Std Dev
Grade Au (g/t)
Submission

Quality Control Plot Standard SF-30: 2008 SAMPLES
Validated Reading
Mean
2 Std Dev
2 Std Dev
Grade Au (g/t)
Submission Dates

Appendix III QAQC graphs v2_FEB09 19 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

SH35

Quality Control Plot Standard SH-35
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev

Quality Control Plot Standard SH-35: 2007 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev

Quality Control Plot Standard SH-35: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev

Appendix III QAQC graphs v2_FEB09 20 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

SJ32

Quality Control Plot Standard SJ-32
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off
Grade Au (g/t)
Submission

Quality Control Plot Standard SJ-32: 2006 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off

Quality Control Plot Standard SJ-32: 2007 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off

Appendix III QAQC graphs v2_FEB09 21 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Quality Control Plot Standard SJ-32: 2008 SAMPLES
Grade Au (g/t)
Submission Dates
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-Off

SJ39

Quality Control Plot Standard SJ-39
Grade Au (g/t)
Submission
Validated Reading
Mean
2 Std Dev
2 Std Dev
Data Cut-off

Quality Control Plot Standard SJ-39: 2008 SAMPLES
Grade Au (g/t)
Submission Date
Validated Reading
Mean
2 Std Dev
2 Std Dev

Appendix III QAQC graphs v2_FEB09 22 TWANGIZA GOLD PROJECT
UPDATED RESOURCE STATEMENT

Histograms And Log Histograms

Upper Oxide domain raw and log histogram (uncut dataset)

LN Au
Nb Samples: 10028
Minimum: -4.61
Maximum: 4.53
Mean: 0.48
Std. Dev.: 1.35
Frequencies
LN Au

AU
Nb Samples: 10028
Minimum: 0.01
Maximum: 93.12
Mean: 3.11
Std. Dev.: 4.00
Frequencies
AU

Gauss (m=0.48;s=1.35)
LN Au
LN Au
Gauss (m=0.48;s=1.35)

LO domain raw and log histogram (uncut dataset)

AU
Nb Samples: 4772
Minimum: 0.01
Maximum: 69.00
Mean: 3.13
Std. Dev.: 3.95
Frequencies
Frequencies
AU

LN Au
Nb Samples: 4772
Minimum: -4.61
Maximum: 4.23
Mean: 0.45
Std. Dev.: 1.36
Frequencies
Frequencies
LN Au

Gauss(m=0.45;s=1.36)
LN Au
LN Au
Gauss(m=0.45;s=1.36)

TR domain raw and log histogram (uncut dataset)

AU
0
50
100
Nb Samples: 4544
Minimum: 0.01
Maximum: 157.82
Mean: 2.78
Std. Dev.: 4.89
Frequencies
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0
50
100
150
AU

LN Au
-5
0
Nb Samples: 4544
Minimum: -4.61
Maximum: 5.06
Mean: 0.28
Std. Dev.: 1.37
Frequencies
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
-5
0
5
LN Au

Gauss (m=0.28; s=1.37)
LN Au
Gauss (m=0.28; s=1.37)
LN Au

FR domain raw and log histogram (uncut dataset)

AU
Nb Samples: 24743
Minimum: 0.01
Maximum: 60.54
Mean: 0.60
Std. Dev.: 1.54
Frequencies
Frequencies
AU

LN Au
Nb Samples: 24743
Minimum: -4.61
Maximum: 4.10
Mean: -2.06
Std. Dev.: 1.84
Frequencies
LN Au

Gauss(m=-2.06;s=1.84)
LN Au
Gauss(m=-2.06;s=1.84)

Cumulative Mean / Cumulative CoV Plots

Upper Oxide

Trench Samples

U3517 - Twangiza: Zone 1 Upper Oxide, TR assays
Cumulative Mean
Cumulative CV
Composite Assay (Au. g/t)
0
1
2
3
0.4
0.8
1.2
1.6
10
20
30
40
50
60

Channel Samples

U3517 - Twangiza: Zone 1 Upper Oxide, CH assays
Cumulative Mean
Cumulative CV
Composite Assay (Au. g/t)
0
1
2
3
4
0.4
0.8
1.2
1.6
10
20
30
40
50
60
70

Lower Oxides

Channel Samples

U3517 - Twangiza: Zone 2 Lower Oxide, CH assays
Cumulative Mean
Cumulative CV
Composite Assay (Au. g/t)

Drillhole Samples

U3517 - Twangiza: Zone 2 Lower Oxide, DH assays
Cumulative Mean
Cumulative CV
Composite Assay (Au. g/t)

Appendix V

GEOSTATISTICS

a. Semi-Variogram Model Plots

Upper Oxide domain: Omni-directional

Upper Oxide domain, trench and Channel data cut at 20g/t (omni-directional, experimental, Gaussian semi-variogram):

Distance (m)
0
50
100
150
200
1.00
0.75
0.50
0.25
0.00
Variogram : AU UOX GAU
537
26839
353494
573300
Distance (m)

Upper Oxide domain, trench and Channel data cut at 20g/t (omni-directional, modelled, Gaussian semi-variogram):

Distance (m)
0
50
100
150
200
1.00
0.75
0.50
0.25
0.00
Variogram : AU UOX GAU
Distance (m)

Upper Oxide domain, trench and Channel data cut at 20g/t (omni-directional, Gaussian back-transformed semi-variogram):

Distance (m)
0
50
100
150
200
12.5
10.0
7.5
5.0
2.5
0.0
Variogram : None
Variogram : None
Distance (m)

Co	4.74
C1	3.69
a1	14
C2	2.54
a2	53
C3	1.27
a3	150
NE%	38.73

Upper Oxide domain: Directional

Upper Oxide domain, trench and Channel data cut at 20g/t (directional, Gaussian, experimental semi-variogram):

Distance (m)
0
50
100
150
1.00
0.75
0.50
0.25
0.00
Variogram : AU UOX GAU
Variogram : AU UOX GAU
D90
N80
N350
Distance (m)

Upper Oxide domain, trench and Channel data cut at 20g/t (directional, Gaussian, modelled semi-variogram):

Distance (m)
0
50
100
150
1.00
0.75
0.50
0.25
0.00
Variogram : AU UOX GAU
D90
N80
N350
Distance (m)

Upper Oxide domain, trench and Channel data cut at 20g/t (directional, Gaussian back-transformed semi-variogram):

Distance (m)
0
50
100
150
200
250
12.5
10.0
7.5
5.0
2.5
0.0
Variogram : None
N80
D-90
N350
Distance (m)

Co	5.15
C1	3.26
a1 - strike	12
a1 - dip	13
a1 - xstrik	20
C2	2.56
a2 - strike	55
a2 - dip	40
a2 - xstrik	50
C3	1.29
a3 - strike	160
a3 - dip	150
a3 - xstrik	60
NE%	42.01

Lower Oxide Domain: Omni-directional

Lower Oxide domain, Channel data cut at 25g/t (omni-directional, Gaussian, experimental semi-variogram)

Distance (m)
0
50
100
150
200
1.00
0.75
0.50
0.25
0.00
Variogram : AU_LOX_GAU
238684
192848
106979
947

Lower Oxide domain, Channel data cut at 25g/t (omni-directional, Gaussian, modelled semi-variogram)

Distance (m)
0
50
100
150
200
1.00
0.75
0.50
0.25
0.00
Variogram : AU_LOX_GAU

Lower Oxide domain, Channel data cut at 25g/t (omni-directional, Gaussian back-transformed semi-variogram)

Distance (m)
0
50
100
150
200
250
12.5
10.0
7.5
5.0
2.5
0.0
Variogram : None
N350

Co	4.93
C1	3.65
a1	19.08
C2	2.89
a2	57.63
C3	1.79
a3	141.18
NE%	37.18

Lower Oxide Domain: Directional

Lower Oxide domain, Channel data cut at 25g/t (directional, Gaussian experimental semi-variogram)

Distance (m)
0
50
100
150
3
2
1
0
Variogram : AU_LOX_GAU
47
1145
D90
N350
N80

Lower Oxide domain, Channel data cut at 25g/t (directional, Gaussian modelled semi-variogram)

Distance (m)
Variogram : AU_LOX_GAU
D90
N350
N80

Lower Oxide domain, Channel data cut at 25g/t (directional, Gaussian back-transformed semi-variogram)

Distance (m)
Variogram : None
N80
D-90
N350

Co	5.96
C1	2.45
a - strike	25
a - dip	12
a - xstrike	30
C2	3.07
a - strike	60
a - dip	25
a - xstrike	30
C3	1.81
a - strike	120
a - dip	100
a - xstrike	30
NE%	60.94

Transitional domain: Omni-directional

Transitional domain, Channel data cut at 20g/t, (omni-directional, Gaussian, experimental semi-variogram)

Distance (m)
Variogram : AU TRN GAU
274
43748
86378
120047
147509
174689
213652
246840

Transitional domain, Channel data cut at 20g/t, (omni-directional, Gaussian, modelledl semi-variogram)

Distance (m)
Variogram : AU TRN GAU

Transitional domain, Channel data cut at 20g/t, (omni-directional, Gaussian, back-transformed semi-variogram)

Distance (m)
Variogram : None
N350

Co	3.32
C1	3.33
a1	12.02
C2	2.43
a2	36
C3	1.86
a3	115
NE%	30.35

Transitional Domain: Directional

Transitional domain, Channel data cut at 20g/t, (directional, G aussian, experimental semi-variogram)

Distance (m)
Variogram : AU TRN GAU
N80
N350
D90

Transitional domain, Channel data cut at 20g/t, (directional, Gaussian, modelled semi-variogram)

Distance (m)
0
50
100
150
200
1.00
0.75
0.50
0.25
0.00
Variogram : AU TRN GAU
N80
N350
D90
Distance (m)

Transitional domain, Channel data cut at 20g/t, (directional, Gaussian, back-transformed semi-variogram)

Distance (m)
0
50
100
150
200
250
10.0
7.5
5.0
2.5
0.0
Variogram : None
N80
D-90
N350
Distance (m)

Co	4.39
C1	2.27
a - strike	25
a - dip	10
a - xstrike	10
C2	2.39
a - strike	30
a - dip	80
a - xstrike	50
C3	1.89
a - strike	160
a - dip	80
a - xstrike	60
NE%	40.13

Fresh Domain: Omni-directional

Fresh domain, Channel data cut at 20g/t (omni-directional, Gaussian, experimental semi-variogram)

Distance (m)
0
50
100
150
200
1.00
0.75
0.50
0.25
0.00
Variogram : AU FSH GAU
3848
5046
896

Fresh domain, Channel data cut at 20g/t (omni-directional, Gaussian, modelled semi-variogram)

Distance (m)
0
50
100
150
200
1.00
0.75
0.50
0.25
0.00
Variogram : AU FSH GAU

Fresh domain, Channel data cut at 20g/t (omni-directional, Gaussian, back-transformed semi-variogram)

Distance (m)
0
50
100
150
200
250
N350
2.5
2.0
1.5
1.0
0.5
0.0
Variogram : None

Co	1.31
c1	0.7
a1	13
c2	0.7
a2	53
NE%	48.34

Fresh Domain: Directional

Fresh domain, Channel data cut at 20g/t (directional, Gaussian, experimental semi-variogram)

Distance (m)
0
50
100
150
1.00
0.75
0.50
0.25
0.00
N350
N80
D90
Variogram : AU FSH GAU

Fresh domain, Channel data cut at 20g/t (directional, Gaussian, modelled semi-variogram)

Distance (m)
Variogram : AU FSH GAU
N350
N80
D90

Fresh domain, Channel data cut at 20g/t (directional, Gaussian, back-transformed semi-variogram)

Distance (m)
Variogram : None
N80
D-90
N350

Co	1.52
c1	0.47
a1 - strike	20
a1 - dip	15
a1 - xstrik	20
c2	0.73
a2 - strike	80
a2 - dip	60
a2 - xstrik	32
NE%	55.88

GEOSTATISTICS

b. QKNA

Quantitative Kriging Neighbourhood Analysis

Summary	Rotation (Geologist)			Axes								
	Azimuth	Dip	Pitch	Strike	Dip	X-strike	Min Samples	Sectors	Opt. Samples Per Sector	Max Samples	Discretisation	Max number Consecutive Empty Sectors
Orginal	340	75	0	130	100	20	4	8	3	24	4*4*2	6
Axes x 2	340	75	0	260	200	40	4	8	3	24	4*4*2	6
Axes x 3	340	75	0	390	300	60	4	8	3	24	4*4*2	6
Axes x 0.5	340	75	0	65	50	10	4	8	3	24	4*4*2	6
No Sectors	340	75	0	130	100	20	4	1	24	24	4*4*2	-
Inc Min Samp	340	75	0	130	100	20	8	8	3	24	4*4*2	6
Orginal	340	45	0	130	100	20	4	8	3	24	4*4*2	6
Axes x 2	340	45	0	260	200	40	4	8	3	24	4*4*2	6
Axes x 3	340	45	0	390	300	60	4	8	3	24	4*4*2	6
Axes x 0.5	340	45	0	65	50	10	4	8	3	24	4*4*2	6
no Sectors	340	45	0	130	100	20	4	1	24	24	4*4*2	-
Inc Min Samp	340	45	0	130	100	20	8	8	3	24	4*4*2	6
Orginal	340	75	0	130	100	20	4	8	3	24	4*4*2	6
Axes x 2	340	75	0	260	200	40	4	8	3	24	4*4*2	6
Axes x 3	340	75	0	390	300	60	4	8	3	24	4*4*2	6
Axes x 0.5	340	75	0	65	50	10	4	8	3	24	4*4*2	6
No Sectors	340	75	0	130	100	20	4	1	24	24	4*4*2	-
Inc Min Samp	340	75	0	130	100	20	8	8	3	24	4*4*2	6
Orginal	340	45	0	130	100	20	4	8	3	24	4*4*2	6
Axes x 2	340	45	0	260	200	40	4	8	3	24	4*4*2	6
Axes x 3	340	45	0	390	300	60	4	8	3	24	4*4*2	6
Axes x 0.5	340	45	0	65	50	10	4	8	3	24	4*4*2	6
No Sectors	340	45	0	130	100	20	4	1	24	24	4*4*2	-
Inc Min Samp	340	45	0	130	100	20	8	8	3	24	4*4*2	6
Orginal	340	75	0	130	80	20	4	8	3	24	4*4*2	6
Axes x 2	340	75	0	260	160	40	4	8	3	24	4*4*2	6
Axes x 3	340	75	0	390	240	60	4	8	3	24	4*4*2	6
Axes x 0.5	340	75	0	65	40	10	4	8	3	24	4*4*2	6
No Sectors	340	75	0	130	80	20	4	1	24	24	4*4*2	-
Inc Min Samp	340	75	0	130	80	20	8	8	3	24	4*4*2	6
Orginal	340	45	0	130	80	20	4	8	3	24	4*4*2	6
Axes x 2	340	45	0	260	160	40	4	8	3	24	4*4*2	6
Axes x 3	340	45	0	390	240	60	4	8	3	24	4*4*2	6
Axes x 0.5	340	45	0	65	40	10	4	8	3	24	4*4*2	6
No Sectors	340	45	0	130	80	20	4	1	24	24	4*4*2	-
Inc Min Samp	340	45	0	130	80	20	8	8	3	24	4*4*2	6
Orginal	340	75	0	80	60	20	4	8	3	24	4*4*2	6
Axes x 2	340	75	0	160	120	40	4	8	3	24	4*4*2	6
Axes x 3	340	75	0	240	180	60	4	8	3	24	4*4*2	6
Axes x 0.5	340	75	0	40	30	10	4	8	3	24	4*4*2	6
No Sectors	340	75	0	80	60	20	4	1	24	24	4*4*2	-
Inc Min Samp	340	75	0	80	60	20	8	8	3	24	4*4*2	6
Orginal	340	45	0	80	60	20	4	8	3	24	4*4*2	6
Axes x 2	340	45	0	160	120	40	4	8	3	24	4*4*2	6
Axes x 3	340	45	0	240	180	60	4	8	3	24	4*4*2	6
Axes x 0.5	340	45	0	40	30	10	4	8	3	24	4*4*2	6

Summary	Well Informed					Reasonably Informed					Poorly Informed				
	Slope Reg	Weight of Mean (SK)	Krig Weights	Kriging Var	Block Grade	Slope Reg	Weight of Mean (SK)	Krig Weights	Kriging Var	Block Grade	Slope Reg	Weight of Mean (SK)	Krig Weights	Kriging Var	Block Grade
Orginal	0.96	0.04	1.00	0.29	2.49	0.85	0.16	1.00	1.12	1.38	0.30	0.71	1.00	5.47	0.24
Axes x 2	0.96	0.04	1.00	0.29	2.49	0.87	0.17	1.00	1.10	1.43	0.34	0.67	1.00	4.66	0.19
Axes x 3	0.96	0.04	1.00	0.29	2.49	0.87	0.17	1.00	1.10	1.43	0.40	0.66	1.00	3.84	0.50
Axes x 0.5	0.96	0.05	1.00	0.30	2.44	0.81	0.19	1.00	1.19	1.45	0.18	0.82	1.00	7.63	1.85
No Sectors	0.89	0.12	1.00	0.43	2.41	0.85	0.15	1.00	0.97	1.85	0.36	0.66	1.00	4.44	1.67
Inc Min Samp	0.96	0.04	1.00	0.29	2.49	0.85	0.16	1.00	1.12	1.38	0.32	0.69	1.00	5.15	0.20
Orginal	0.95	0.05	1.00	0.30	2.51	0.90	0.11	1.00	0.90	1.62	0.31	0.70	1.00	5.05	1.82
Axes x 2	0.95	0.05	1.00	0.30	2.51	0.90	0.11	1.00	0.90	1.62	0.31	0.70	1.00	5.05	1.82
Axes x 3	0.95	0.05	1.00	0.30	2.51	0.92	0.11	1.00	0.89	1.60	0.38	0.68	1.00	3.96	1.51
Axes x 0.5	0.95	0.05	1.00	0.30	2.47	0.86	0.16	1.00	0.99	1.54			Not filled		
no Sectors	0.89	0.12	1.00	0.43	2.41	0.85	0.15	1.00	0.97	1.85	0.36	0.66	1.00	4.47	2.02
Inc Min Samp	0.95	0.05	1.00	0.30	2.51	0.90	0.11	1.00	0.90	1.62	0.33	0.68	1.00	4.71	2.48
Orginal	0.85	0.12	1.00	0.60	4.46	0.68	0.38	1.00	2.89	5.49	0.18	0.84	1.00	5.45	3.23
Axes x 2	0.91	0.12	1.00	0.34	3.62	0.68	0.38	1.00	2.89	5.49	0.18	0.84	1.00	5.21	3.85
Axes x 3	0.91	0.12	1.00	0.34	3.62	0.68	0.38	1.00	2.89	5.49	0.18	0.84	1.00	5.21	3.85
Axes x 0.5	0.87	0.14	1.00	0.38	3.63	0.60	0.45	1.00	3.25	5.17	0.12	0.88	1.00	8.74	7.40
No Sectors	0.87	0.14	1.00	0.38	3.63	0.47	0.54	1.00	4.00	6.83	0.19	0.81	1.00	5.95	4.44
Inc Min Samp	0.91	0.12	1.00	0.34	3.64	0.68	0.38	1.00	2.89	5.49	0.18	0.84	1.00	5.45	3.23
Orginal	0.89	0.12	1.00	0.33	3.74	0.68	0.35	1.00	2.86	5.46	0.16	0.86	1.00	5.84	5.11
Axes x 2	0.89	0.12	1.00	0.33	3.74	0.68	0.35	1.00	2.86	5.46	0.18	0.83	1.00	5.45	3.49
Axes x 3	0.89	0.12	1.00	0.33	3.74	0.68	0.35	1.00	2.86	5.46	0.20	0.83	1.00	4.88	2.70
Axes x 0.5	0.89	0.12	1.00	0.33	3.74	0.67	0.39	1.00	3.01	4.58			Not Filled		
No Sectors	0.87	0.14	1.00	0.38	3.63	0.47	0.54	1.00	4.00	6.83	0.17	0.84	1.00	6.53	4.61
Inc Min Samp	0.89	0.12	1.00	0.33	3.74	0.68	0.35	1.00	2.86	5.46	0.16	0.86	1.00	5.84	5.11
Orginal	0.96	0.05	1.00	0.16	4.91	0.83	0.25	1.00	1.60	0.75	0.45	0.62	1.00	3.65	0.62
Axes x 2	0.97	0.04	1.00	0.15	4.87	0.84	0.25	1.00	1.59	0.83	0.57	0.53	1.00	2.94	0.91
Axes x 3	0.97	0.04	1.00	0.15	4.87	0.86	0.25	1.00	1.57	0.83	0.59	0.52	1.00	2.87	0.92
Axes x 0.5	0.95	0.05	1.00	0.16	4.95	0.72	0.33	1.00	1.83	0.82			Not Filled		
No Sectors	0.94	0.06	1.00	0.17	5.03	0.81	0.22	1.00	1.48	0.96	0.49	0.60	1.00	3.35	1.61
Inc Min Samp	0.96	0.05	1.00	0.16	4.91	0.83	0.25	1.00	1.60	0.75	0.45	0.61	1.00	3.59	1.09
Orginal	0.95	0.05	1.00	0.16	5.17	0.84	0.24	1.00	1.59	0.76	0.43	0.61	1.00	3.81	1.01
Axes x 2	0.96	0.04	1.00	0.16	5.11	0.84	0.24	1.00	1.59	0.76	0.54	0.51	1.00	3.05	1.07
Axes x 3	0.96	0.04	1.00	0.16	5.11	0.84	0.24	1.00	1.59	0.76	0.61	0.51	1.00	2.82	1.07
Axes x 0.5	0.95	0.05	1.00	0.16	5.17	0.69	0.34	1.00	1.91	0.88			Not Filled		
No Sectors	0.94	0.06	1.00	0.17	5.03	0.81	0.22	1.00	1.47	0.98	0.49	0.60	1.00	3.35	1.61
Inc Min Samp	0.95	0.05	1.00	0.16	5.17	0.84	0.24	1.00	1.59	0.76	0.43	0.61	1.00	3.81	1.01
Orginal	0.82	0.22	1.00	0.21	1.95	0.60	0.48	1.00	0.53	0.70	0.26	0.74	1.00	1.17	2.36
Axes x 2	0.85	0.22	1.00	0.20	1.94	0.60	0.48	1.00	0.52	0.52	0.35	0.70	1.00	0.76	2.19
Axes x 3	0.85	0.22	1.00	0.20	1.94	0.60	0.48	1.00	0.52	0.52	0.38	0.70	1.00	0.71	1.94
Axes x 0.5	0.78	0.26	1.00	0.23	1.88	0.38	0.62	1.00	0.81	0.73			Not filled		
No Sectors	0.78	0.27	1.00	0.24	1.80	0.59	0.43	1.00	0.51	1.06	0.34	0.71	1.00	0.80	1.85
Inc Min Samp	0.82	0.22	1.00	0.21	1.95	0.60	0.48	1.00	0.53	0.70	0.29	0.71	1.00	1.03	2.34
Orginal	0.85	0.22	1.00	0.21	1.93	0.61	0.47	1.00	0.52	0.51	0.26	0.74	1.00	1.17	1.37
Axes x 2	0.85	0.22	1.00	0.21	1.93	0.61	0.47	1.00	0.52	0.51	0.38	0.70	1.00	0.70	1.41
Axes x 3	0.85	0.22	1.00	0.21	1.93	0.61	0.47	1.00	0.52	0.51	0.38	0.70	1.00	0.70	1.41
Axes x 0.5	0.75	0.27	1.00	0.24	2.00	0.25	0.75	1.00	1.19	0.61			Not filled		
No Sectors	0.78	0.27	1.00	0.24	1.80	0.59	0.43	1.00	0.51	1.06	0.34	0.71	1.00	0.80	1.85
Inc Min Samp	0.85	0.22	1.00	0.21	1.93	0.61	0.47	1.00	0.52	0.51	0.29	0.71	1.00	1.03	2.02

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
100 m
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (1900 Level) Twangiza Main Deposit 2008 Estimates	N W E S

682700
682650
682600
682550
682500
682450
682400
682350
682300
682250
682200
682150
682100
682050
682000
681950
681900
681850
693250
693500
693750
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (1950 Level) Twangiza Main Deposit 2008 Estimates	N W E S

Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
682500
682250
682000
683250
683500
683750

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock

Topography
Inferred Resource Limit

100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (2000 Level) Twangiza Main Deposit 2008 Estimates	N W E S

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
682800
682700
682600
682500
682400
682300
682200
682100
682000
681900
681800
681700
693100
693200
693300
693400
693500
693600
693700
693800
693900
694000

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

100 m

FEB 2009	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (2050 Level)
Twangiza Main Deposit 2008
Estimates

683000
682900
682800
682700
682600
682500
682400
682200
682100
682000
681900
693100
693200
693300
693400
693500
694000
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
100 m

Porphyry Units	Topography
Base of Oxide	Inferred Resource Limit
Hard / Soft Contact	
Top of Fresh Rock	

FEB 2009	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (2100 Level)
Twangiza Main Deposit 2008
Estimates

683000
682900
682800
682700
682600
682500
682400
682300
682200
682100
682000
681900
693100
693200
693300
693400
694000
Legend
AU (TWAN1208 [block model])
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock

Topography
Inferred Resource Limit

100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting *Engineers and Scientists*		Bench Plan (2150 Level) Twangiza Main Deposit 2008 Estimates	N W E S

682750
682500
682250
682000
693250
693500
693750
Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (2200 Level) Twangiza Main Deposit 2008 Estimates

683200
683100
683000
682900
682800
682700
682600
682500
682400
682300
682200
682100
693100
693200
693300
693400
693500
693600
693700
693800
693900
694000
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (2250 Level) Twangiza Main Deposit 2008 Estimates	N W E S

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
683200
683100
683000
682900
682800
682700
682600
682500
682400
682300
N

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (2300 Level) Twangiza Main Deposit 2008 Estimates

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
693500
693750
694000
100 m
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682100) Twangiza Main Deposit 2008	N W E S

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
693500
693750

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

100 m

FEB 2009	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 682200)
Twangiza Main Deposit 2008

2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
693250
693300
693350
693400
693450
693500
693550
693600
693650
693700
693750
693800
693850
Legend
AU (TWAN1208 [block model])
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682300) Twangiza Main Deposit 2008	N W E S

Legend
AU (TWAN1208 [block model])
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
693250
693500
693750
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
100 m
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682400) Twangiza Main Deposit 2008	N W E S

2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
693200
693250
693300
693350
693400
693450
693500
693550
693600
693650
693700
693750
693800
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682500) Twangiza Main Deposit 2008	N W E S

693250
693500
693750
2250
2000
1750
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682600) Twangiza Main Deposit 2008	N W E S

2500
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
693200
693250
693300
693350
693400
693450
693500
693550
693600
693650
693700
693750
693800
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682700) Twangiza Main Deposit 2008	N W E S

2500
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
693250
693300
693350
693400
693450
693500
693550
693600
693650
693700
693750
693800
Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682800) Twangiza Main Deposit 2008	N W E S

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m
2500
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
693250
693500
693750

FEB 2009	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Cross Section along Drilling Sections (midpoint Y = 682900) Twangiza Main Deposit 2008	N W E S

2500
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
683100
683150
683200
683250
683300
683350
683400
683450
683500
683550
683600
683650
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682950) Twangiza Main Deposit 2008	N W E S

2500
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
693250
693500
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 683050) Twangiza Main Deposit 2008	N W E S

2500
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
693000
693250
693500
Legend
ALI (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 683150) Twangiza Main Deposit 2008	N W E S

Legend
AU (TWAN1208 [block model])
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009 | PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 683250)
Twangiza Main Deposit 2008

2500
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
693000
693050
693100
693150
693200
693250
693300
693350
693400
693450
693500
693550
Legend
AU (TWAN1208 [block model])
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 683350) Twangiza Main Deposit 2008	N W E S

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 683450)
Twangiza Main Deposit 2008

Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
100 m
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
FEB 2009
PROJ. No. U3517
SRK Consulting
Engineers and Scientists
Cross Section along Drilling Sections (midpoint Y = 683500)
Twangiza Main Deposit 2008

N
Legend
AU (TWAN1208 [block model])
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
685000
684500
684000
692500
693000
100 m
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Bench Plan (1850 Level) Twangiza North Deposit 2008 Estimates

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
685000
684900
684800
684700
684600
684500
684400
684300
684200
684100
684000
683900
683800
100 m
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (1900 Level) Twangiza North Deposit 2008 Estimates

685000
684900
684800
684700
684600
684500
684400
684300
684200
684100
684000
683900
683800
692500
693000
N
Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]

Porphyry Units	Topography
Base of Oxide	Inferred Resource Limit
Hard / Soft Contact	
Top of Fresh Rock	

100 m

FEB 2009	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (1950 Level)
Twangiza North Deposit 2008
Estimates

Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
N
684500
684000
693000
693500
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (2000 Level) Twangiza North Deposit 2008 Estimates

N
Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
684800
684700
684600
684500
684400
684300
684200
684100
684000
683900
683800
683700
683600
692600
692700
692800
692900
693000
693100
693200
693300
693400
693500
693600
100 m

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Bench Plan (2050 Level) Twangiza North Deposit 2008 Estimates

Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
692500
693000
693500

Porphyry Units	Topography
Base of Oxide	Inferred Resource Limit
Hard / Soft Contact	
Top of Fresh Rock	

100 m

FEB 2009 | PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (2100 Level)
Twangiza North Deposit 2008
Estimates

N W E S

Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
684500
684000
693000
693500
692500
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Bench Plan (2150 Level) Twangiza North Deposit 2008 Estimates	N W E S

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684175) Twangiza North Deposit 2008	N W E S

2250
2000
1750
692750
693000
693250
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 684275)
Twangiza North Deposit 2008

692750
693000
2250
2000
1750
Legend
AU [TWAN1208 [block model]]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684375) Twangiza North Deposit 2008	N W E S

692750
693000
693250
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
Legend
AU [TWAN1208 (block model)]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

100 m

FEB 2009	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 684475)
Twangiza North Deposit 2008

N W E S

692750
693000
693250
2250
2000
1750
Legend
AU [TWAN1208 [block model]]
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
100 m

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009 | PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 684575)
Twangiza North Deposit 2008

692750
693000
693250
2250
2000
1750
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
100 m
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684675) Twangiza North Deposit 2008	N W E S

692650
692700
692750
692800
692850
692900
692950
693000
693050
693100
693150
693200
693250
2350
2300
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit
100 m

FEB 2009	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684775) Twangiza North Deposit 2008	N W E S

Legend
AU (TWAN1208 (block model))
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
100 m

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 684875)
Twangiza North Deposit 2008

2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
1600
1550
1500
692550
692600
692650
692700
692750
692800
692850
692900
692950
693000
693050
693100
693150
Legend
AU (TWAN1208 [block model])
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
100 m

Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Inferred Resource Limit

FEB 2009	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Cross Section along Drilling Sections (midpoint Y = 684975) Twangiza North Deposit 2008	N W E S